COHERENT®

2008

Annual Report, Proxy Statement and Notice of Annual Meeting



Superior Reliability & Performance

COHERENT.

Dear Shareholders, Customers and Employees,

Fiscal 2008 was a dynamic year for Coherent with several meaningful accomplishments, even when viewed against the backdrop of the current macroeconomic environment.

Following our relisting in February 2008 on the Nasdaq Global Select Market, we completed a stock buyback for approximately 25% of our outstanding shares at a total cost of $228.5 million. This investment notwithstanding, Coherent ended fiscal 2008 with more than $200 million in cash and cash equivalents and virtually no debt. Our emphasis on cash generation is always important, especially in the current credit environment.

At the end of fiscal 2007, we announced a multi-year plan to expand our adjusted EBITDA* margins to 19-23% as we exit fiscal 2010. The plan was built on the broader use of product platform designs, reducing our operating footprint, material cost savings, and the greater use of contract manufacturers. The plan also assumed historical revenue growth of approximately 8% per year.

Our optically-pumped semiconductor laser (OPSL) technology is a perfect example of platform efficiency. In 2008, we introduced two important variations of the OPSL theme with our Genesis™ product line. The Genesis 577 laser is a highly efficient and compact device that produces yellow laser light, a notoriously difficult region of the visible spectrum for conventional lasers, for use in photocoagulation therapy. The Genesis 355, the first OPS laser to produce ultraviolet output, was introduced for use in bioinstrumentation applications. We have continued our proliferation of the OPSL architecture with the recent release of the Genesis 532, which addresses needs in the research and instrumentation markets. Another example of platform efficiency is found in our first fiber-based platform – the Talisker™, which provides a unique combination of feature quality and size for various micromachining processes. Future versions will address a variety of applications in new and existing markets. We also recently introduced the Highlight™ 1000F, a cost-effective, energy-efficient, fiber-delivered diode array for use in high-power materials processing applications, including welding.

We made great strides in realigning our operating footprint. During 2008, we announced two major consolidation efforts involving our Auburn, California and Munich, Germany facilities. We elected to outsource the vast majority of our optics manufacturing in Auburn to a domestic manufacturer. The remaining functions in Auburn were consolidated with existing Coherent facilities in Portland, Oregon and Santa Clara, California or transferred to other vendors.

* We define adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock compensation expenses and other non-operating income and expense items.

COHERENT.


COHERENT

We are scheduled to vacate the Auburn facility in March 2009. We expect to derive savings of $3.5 to $4.5 million dollars per year from our Auburn program beginning in April 2009. Coherent also announced plans to merge our excimer laser operation in Munich, Germany into our existing excimer facility in Göttingen, Germany. This transfer will be completed in June 2009, leading to annual savings of $4.5 to $5.5 million beginning in July 2009.

With these projects on their way to completion, we have launched three additional efforts that will further reduce our operating costs. We will exit a leased facility in San Jose, California and merge those operations into our Santa Clara, California headquarters. Similarly, we will relocate our direct diode systems business from Saint Louis, Missouri to Santa Clara, California. Lastly, a modest asset acquisition in December 2008 will enable us to improve the operating efficiency of our semiconductor laser business. The projected savings from all three programs is $3.5-$4.5 million per year.

The downturn in the global marketplace during the closing months of 2008 has affected revenues across the photonics industry, and we are not immune. Feedback from commercial customers paints a picture of uncertainty and caution for fiscal 2009. With these factors as a backdrop, it is difficult to project fiscal 2010 revenues and product mix, both of which are critical to the attainment of our fiscal 2010 adjusted EBITDA goals. In the meantime, we have taken steps over the past few months to reduce program spending and global headcount that not only support our long term goals, but also reflect an evolving revenue outlook. We are monitoring the market closely and will continue to take steps as necessary to preserve Coherent's market leadership as well as our financial model.

We thank you for your ongoing support.

John Ambroseo
President and CEO

Garry W. Rogerson
Chairman of the Board

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COHERENT®

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
March 11, 2009

TO OUR STOCKHOLDERS:

NOTICE IS HEREBY GIVEN that the Annual Meeting of Stockholders of COHERENT, INC., a Delaware corporation, will be held on March 11, 2009 at 1:00 p.m., local time, at the Hyatt Regency San Francisco Airport, 1333 Bayshore Highway, Burlingame, CA 94010 for the following purposes:

1. **To elect seven directors to serve for the ensuing year and until their successors are duly elected (Proposal One);**

2. **To ratify the appointment of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending October 3, 2009 (Proposal Two);**

3. **To approve the amended and restated Employee Stock Purchase Plan which increases by 600,000 the number of shares reserved for issuance thereunder and makes certain other administrative changes (Proposal Three);**

4. **To approve the amended and restated 2001 Stock Plan to allow for restricted stock and RSU grants to qualify under Section 162(m) of the Internal Revenue Code and other administrative changes (Proposal Four); and**

5. **To transact such other business as may properly be brought before the meeting and any adjournment(s) thereof.**

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice.

Stockholders of record at the close of business on February 5, 2009 are entitled to notice of and to vote at the meeting.

All stockholders are cordially invited to attend the meeting. However, to assure your representation at the meeting, you are urged to mark, sign, date and return the enclosed proxy card as promptly as possible in the postage-prepaid envelope enclosed for that purpose or follow the instructions on the enclosed proxy card to vote by telephone or via the Internet. Any stockholder of record attending the meeting may vote in person even if he or she has returned a proxy. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

Sincerely,

/s/ John R. Ambroseo
John R. Ambroseo
President and Chief Executive Officer

Santa Clara, California
February 9, 2009

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MARCH 11, 2009

The proxy statement and annual report to stockholders are available at www.proxyvote.com.

YOUR VOTE IS IMPORTANT

In order to assure your representation at the meeting, you are requested to complete, sign and date the enclosed proxy card as promptly as possible and return it in the enclosed envelope or follow the instructions on the enclosed proxy card to vote by telephone or via the Internet. Any stockholder attending the Annual Meeting may vote in person even if he or she returned a proxy card.

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COHERENT, INC.
5100 PATRICK HENRY DRIVE
SANTA CLARA, CALIFORNIA 95054

PROXY STATEMENT

INFORMATION CONCERNING SOLICITATION AND VOTING

General

The enclosed Proxy is solicited on behalf of the Board of Directors of Coherent, Inc. for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at the Hyatt Regency San Francisco Airport, 1333 Bayshore Highway, Burlingame, CA 94010 on March 11, 2009 at 1:00 p.m., local time, and at any adjournment(s) thereof, for the purposes set forth herein and in the accompanying Notice of Annual Meeting of Stockholders. Our telephone number is (408) 764-4000. These proxy solicitation materials were first mailed on or about February 13, 2009 to all stockholders entitled to vote at the Annual Meeting.

Record Date and Share Ownership

Stockholders of record at the close of business on February 5, 2009 (the "Record Date") are entitled to notice of and to vote at the meeting and at any adjournment(s) thereof. On the Record Date, 24,350,880 shares of our common stock, $0.01 par value, were issued and outstanding.

Revocability of Proxies

Any proxy given pursuant to this solicitation may be revoked by the person giving it at any time before its use (i) by delivering to us at our principal offices (Attention: Bret M. DiMarco, Corporate Secretary) a written notice of revocation or a duly executed proxy bearing a later date, (ii) in the case of a stockholder who has voted by telephone or through the Internet, by making a timely and valid telephone or Internet vote, as the case may be, or (iii) by attending the meeting and voting in person. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder, and you will need to provide a copy of such proxy at the meeting.

Attendance at the Annual Meeting

All stockholders of record as of the Record Date may attend the Annual Meeting. Please note that cameras, recording devices and other electronic devices will not be permitted at the Annual Meeting. No items will be allowed into the Annual Meeting that might pose a concern for the safety of those attending. Additionally, to attend the meeting you will need to bring identification and proof sufficient to us that you were a stockholder of record as of the Record Date or that you are a representative of a stockholder of record as of the Record Date for a stockholder of record that is not a natural person. For directions to attend the Annual Meeting, please contact Investor Relations by telephone at (408) 764-4110.

Voting and Costs of Solicitation

On all matters, other than the election of directors, each share has one vote. See "Election of Directors—Vote Required" for a description of your cumulative voting rights with respect to the election of directors.

If you are a stockholder of record as of the Record Date, you may vote in person at the Annual Meeting, vote by proxy using the enclosed proxy card, vote by proxy over the telephone or vote by proxy via the Internet. Whether or not you plan to attend the Annual Meeting, we urge you to vote by proxy to ensure your vote is counted. As stated above, you may still attend the Annual Meeting and vote in person if you have already voted by proxy.

- To vote in person: Come to the Annual Meeting and we will give you a ballot at the time of voting. If you have previously turned in a proxy card, please notify us at the Annual Meeting that you intend to cancel the proxy and vote by ballot.

- To vote using the proxy card: Simply complete, sign and date the enclosed proxy card and return it promptly in the envelope provided. If you return your signed proxy card to us before the Annual Meeting, the designated proxies will vote your shares as you direct.

- To vote over the telephone: Dial toll-free 1-800-690-6903 using a touch-tone phone and follow the recorded instructions. You will be asked to provide the control number from the enclosed proxy card. Your vote must be received by 11:59 P.M. Eastern Time on March 10, 2009 to be counted.

- To vote on the Internet: go to www.proxyvote.com to complete an electronic proxy card. You will be asked to provide the control number from the enclosed proxy card. Your vote must be received by 11:59 P.M. Eastern Time on March 10, 2009 to be counted.

If you return a signed and dated proxy card without marking any voting directions, your shares will be voted:

- "For" the election of all seven (7) nominees for director set forth herein, provided that in the event cumulative voting occurs, the proxy holders will cumulate votes using their judgment so as to ensure the election of as many of the nominees set forth herein as possible;

- "For" the ratification of the appointment of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending October 3, 2009 as described in Proposal Two;

- "For" approval of the amended and restated Employee Stock Purchase Plan as described in Proposal Three; and

- "For" approval of the amended and restated 2001 Stock Plan as described in Proposal Four.

If any other matter is properly presented at the Annual Meeting, your proxy holders (one of the individuals named on your proxy card) will vote your shares in their discretion.

The cost of this solicitation will be borne by us. We may reimburse brokerage firms and other persons representing beneficial owners of shares for their expenses in forwarding solicitation material to such beneficial owners. In addition, proxies may be solicited by certain of our directors, officers and regular employees, without additional compensation, personally or by telephone or facsimile.

Quorum; Abstentions; Broker Non-Votes

Our Bylaws provide that stockholders holding a majority of the shares of common stock issued and outstanding and entitled to vote on the Record Date constitute a quorum at meetings of stockholders. Votes will be counted by the inspector of election appointed for the Annual Meeting, who will separately count "For" and (with respect to proposals other than the election of directors) "Against" votes, abstentions and broker non-votes. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that proposal and has not received instructions with respect to that proposal from the beneficial owner. Abstentions will be counted towards the vote total for each proposal, and will have the same effect as "Against" votes. Because directors are elected by a plurality vote, abstentions in the election of directors have no impact once a quorum exists. Broker non-votes have no effect and will not be counted towards the vote total for any proposal, but will be counted for purposes of determining the presence or absence of a quorum for the transaction of business.

If you hold shares in your name, and you sign and return a proxy card without giving specific voting instructions, your shares will be voted as recommended by our Board on all matters and as the proxy holders may determine in their discretion with respect to any other matters that properly come before the meeting.

Deadline for Receipt of Stockholder Proposals

Proposals of stockholders that are intended to be presented by such stockholders at the annual meeting of stockholders for the 2009 fiscal year must be received by us no later than the close of business on the 45th day, nor earlier than the close of business on the 75th day, prior to the one year anniversary of the date these proxy materials were first mailed by us unless the annual meeting of stockholders is held prior to February 9, 2010 or after May 10, 2010, in which case, the proposal must be received by us not earlier than the 120th day prior to the annual meeting and not later than the later of the 90th day prior to the annual meeting and the tenth day following public announcement of the date the annual meeting will be held and must otherwise be in compliance with applicable laws and regulations in order to be considered for inclusion in the proxy statement and form of proxy relating to that meeting. Under the federal securities laws, for such a matter to be included in the proxy materials for annual meeting of stockholders for the 2009 fiscal year, timely notice must be delivered to us at our principal executive offices to the attention of Bret M. DiMarco, our Corporate Secretary, not less than 120 days before the date of our proxy statement released to stockholders in connection with the previous year's annual meeting, which will be October 12, 2009. Stockholder proposals must otherwise comply with the requirements of Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). If a stockholder who has notified us of his or her intention to present a proposal at an annual meeting does not appear to present his or her proposal at such meeting, we need not present the proposal for vote at such meeting.

However, if a stockholder wishes only to recommend a candidate for consideration by the Governance and Nominating Committee as a potential nominee for the Company's Board of Directors, see the procedures discussed in "Proposal One — Election of Directors — Board Meetings and Committees — Process for Recommending Candidates for Election to the Board of Directors."

The attached proxy card grants to the proxyholders discretionary authority to vote on any matter raised at the Annual Meeting.

Delivery of Voting Materials to Stockholders Sharing an Address

To reduce the expense of delivering duplicate voting materials to our stockholders who may hold shares of Coherent common stock in more than one stock account, we are delivering only one set of the proxy solicitation materials to certain stockholders who share an address, unless otherwise requested. A separate proxy card is included in the voting materials for each of these stockholders. We will promptly deliver, upon written or oral request, a separate copy of the annual report or this proxy statement to a stockholder at a shared address to which a single copy of the documents was delivered. To obtain an additional copy, you may write us at 5100 Patrick Henry Drive, Santa Clara, California 95054, Attn: Investor Relations, or contact us by telephone at (408) 764-4000 and request to be connected to our Investor Relations department. Similarly, if you share an address with another stockholder and have received multiple copies of our proxy materials, you may contact us at the address or telephone number specified above to request that only a single copy of these materials be delivered to your address in the future. Stockholders sharing a single address may revoke their consent to receive a single copy of our proxy materials in the future at any time by contacting our distribution agent,

Broadridge, either by calling toll-free at 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Broadridge will remove such stockholder from the Householding program within 30 days of receipt of such written notice, after which each such stockholder will receive an individual copy of our proxy materials.

Further Information

We will provide without charge to each stockholder solicited by these proxy solicitation materials a copy of Coherent's annual report on Form 10-K for the fiscal year ended September 27, 2008 without exhibits and any amendments thereto on Form 10-K/A upon request of such stockholder made in writing to Coherent, Inc., 5100 Patrick Henry Drive, Santa Clara, California 95054, Attn: Investor Relations. We will also furnish any exhibit to the annual report on Form 10-K if specifically requested in writing. You can also access our Securities and Exchange Commission ("SEC") filings, including our annual reports on Form 10-K, and all amendments thereto filed on Form 10 K/A, on the SEC website at www.sec.gov.

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE STOCKHOLDER MEETING TO BE HELD ON MARCH 11, 2009

The proxy statement and annual report to stockholders are available at www.proxyvote.com.

PROPOSAL ONE
ELECTION OF DIRECTORS

Nominees

Seven (7) members of our Board of Directors are to be elected at the Annual Meeting. Unless otherwise instructed, the proxy holders will vote the proxies received by them for the nominees named below. Each nominee has consented to be named a nominee in the proxy statement and to continue to serve as a director if elected. If any nominee becomes unable or declines to serve as a director, if additional persons are nominated at the meeting or if stockholders are entitled to cumulate votes, the proxy holders intend to vote all proxies received by them in such a manner (in accordance with cumulative voting) as will ensure the election of as many of the nominees listed below as possible, and the specific nominees to be voted for will be determined by the proxy holders.

We are not aware of any reason that any nominee will be unable or will decline to serve as a director. The term of office of each person elected as a director will continue until the next Annual Meeting of Stockholders or until a successor has been elected and qualified or until his or her earlier resignation or removal. There are no arrangements or understandings between any director or executive officer and any other person pursuant to which he or she is or was to be selected as a director or officer other than the agreement between the Company and Oliver Press Partners, LLP and certain of its affiliates (collectively, "OPP") as more fully described below..

The names of the nominees, all of whom are currently directors standing for re-election, and certain information about them as of December 31, 2008, other than committee memberships, which are as of January 31, 2009, are set forth below. Clifford Press was recommended to the Board of Directors by Oliver Press Partners, LLC, a stockholder of the Company. All of the nominees have been recommended for nomination by a majority of the Board of Directors acting on the recommendation of the Governance and Nominating Committee of the Board of Directors, which was approved by a majority vote of the members of such committee. The committee consists solely of independent members of the Board of Directors. There are no family relationships among directors or executive officers of Coherent.

Name	Age	Director Since	Principal Occupation
John R. Ambroseo, PhD	47	2002	President and Chief Executive Officer
John H. Hart (1)(3)	63	2000	Retired Sr. Vice President and Chief Technical Officer of 3Com Corp.
Susan M. James (2)(3)	62	2008	Consultant to Ernst & Young
Clifford Press (3)	55	2008	Managing Member of Oliver Press Partners, LLC
Garry W. Rogerson, PhD (1)(2)(3)(4)	56	2004	Chairman of the Board of Coherent; President and Chief Executive Officer of Varian, Inc.
Lawrence Tomlinson (2)(4)	68	2003	Retired Senior Vice President and Treasurer of Hewlett-Packard Co.
Sandeep Vij (1)(3)(4)(5)	43	2004	Vice President of Strategic Markets & Business Development of Cavium Networks, Inc.

(1) Member of the Compensation and H.R. Committee.
(2) Member of the Audit Committee.
(3) Member of the Governance and Nominating Committee.
(4) Member of the Special Committee.
(5) Member of the Special Litigation Committee.

Except as set forth below, each of our directors has been engaged in his or her principal occupation set forth above during the past five years. There is no family relationship between any of our directors or executive officers. The Board of Directors has determined that, with the exception of Dr. Ambroseo, all of its current members are "independent directors" as that term is defined in the marketplace rules of the Nasdaq Stock Market.

John R. Ambroseo. Dr. Ambroseo has served as our President and Chief Executive Officer as well as a member of the Board of Directors since October 2002. Dr. Ambroseo served as our Chief Operating Officer from June 2001 through September 2002. Dr. Ambroseo served as our Executive Vice President and as President and General Manager of the Coherent Photonics Group from September 2000 to June 2001. From September 1997 to September 2000, Dr. Ambroseo served as our Executive Vice President and as President and General Manager of the Coherent Laser Group. From March 1997 to September 1997, Dr. Ambroseo served as our Scientific Business Unit Manager. From August 1988, when Dr. Ambroseo joined us, until March 1997, he served as a Sales Engineer, Product Marketing Manager, National Sales Manager and Director of European Operations. Dr. Ambroseo received a Bachelor degree from SUNY-College at Purchase and a PhD in Chemistry from the University of Pennsylvania.

John H. Hart. Mr. Hart was a Fellow at 3Com Corporation, a global provider of enterprise and small-business networking solutions, from September 2000 until September 2001. In September of 2000, Mr. Hart retired as Senior Vice President and Chief Technical Officer of 3Com Corporation, a position he had held since August 1996. From the time Mr. Hart joined 3Com in September 1990 until July 1996, he was Vice President and Chief Technical Officer. Prior to joining 3Com, Mr. Hart worked for Vitalink Communications Corporation for seven years, where his most recent position was Vice President of Network Products. Mr. Hart serves on the boards of directors of Plantronics, Inc, a headset communications company and PLX Technologies, Inc., an I/O interconnect developer.

Susan M. James. Ms. James originally joined Ernst & Young, a global leader in professional services, in 1975, becoming a partner in 1987 and since June 2006, has been a consultant to Ernst & Young. During her tenure with Ernst & Young, she has been the lead partner or partner-in-charge for the audit work for a significant number of technology companies, including Intel Corporation, Sun Microsystems, Amazon.com, Autodesk and the Hewlett-Packard Corporation, and for the Ernst & Young North America Global Account Network. She also served on the Ernst & Young Americas Executive Board of Directors from January 2002 through June 2006. She is a certified public accountant and a member of the American Institute of Certified Public Accountants. Ms. James also serves on the Board of Directors of the Tri-Valley Animal Rescue, a non-profit that is dedicated to providing homes for homeless pets.

Clifford Press. Mr. Press has been a managing member of Oliver Press Partners, LLC, an investment advisory firm, since March 2005. Prior to 1986 he was employed as an investment banker at Morgan Stanley & Co., Incorporated. From 1986 to March 2003, Mr. Press was a General Partner of Hyde Park Holdings, Inc., a private equity investment firm ("HPH"). High Voltage Engineering Corporation, an industrial holding concern and a portfolio company of HPH, of which Mr. Press had been an officer and a director from 1989 to August 2004, filed petitions under Chapter 11 of the United States Bankruptcy Code in March 2004 and February 2005. Since 2001, he has been a director of GM Network Ltd., a private holding company providing Internet- based digital currency services. Mr. Press received his MA degree from Oxford University and an MBA degree from Harvard Business School.

Garry W. Rogerson. Dr. Rogerson has served as our Chairman of the Board since June 2007. Dr. Rogerson has been President and Chief Executive Officer of Varian, Inc., a major supplier of scientific instruments and consumable laboratory supplies, vacuum products and services, since 2002 and 2004, respectively. Dr. Rogerson served as Varian's Chief Operating Officer from 2002 to 2004, as Senior Vice President, Scientific Instruments from 2001 to 2002, and as Vice President, Analytical Instruments from 1999 to 2001. Dr. Rogerson also serves on the board of directors of Varian.

Lawrence Tomlinson. Mr. Tomlinson retired from Hewlett-Packard Co., a global technology company, in June 2003. Prior to retiring from Hewlett- Packard Co., from 1993 to June 2003 Mr. Tomlinson served as its Treasurer, from 1996 to 2002 he was also a Vice President of Hewlett-Packard Co. and from 2002 to June 2003 was also a Senior Vice President of Hewlett- Packard Co. Mr. Tomlinson is a member of the board of directors of Salesforce.com, Inc., a customer relationship management service provider.

Sandeep Vij. Mr. Vij has held the position of Vice President of Strategic Markets and Business Development of Cavium Networks, Inc., a leading provider of highly integrated semiconductor products since May 2008. Prior to that he held the position of Vice President of Worldwide Marketing, Services and Support for Xilinx Inc., a digital programmable logic device provider, from 2007 to April 2008. From 2001 to 2006, he held the position of Vice President of Worldwide Marketing at Xilinx. From 1997 to 2001, he served as Vice President and General Manager of the General Products Division at Xilinx. Mr. Vij joined Xilinx in 1996 as Director of FPGA Marketing.

On January 5, 2009, the Company entered into an amendment to its agreement with Oliver Press Partners, LLP and certain of its affiliates ("OPP"). The agreement provides that the Board of Directors of the registrant will include Mr. Press in the slate of directors for election at the annual meeting of the stockholders to be held in 2009 and that the signatories to the agreement will not seek to call a special meeting or other actions relating to the election of directors for one year. In addition, Mr. Press agreed to submit his resignation as a director if OPP ceases to hold at least 50% of the common stock of the Company that OPP and its affiliates currently hold as a group. The settlement agreement includes certain standstill restrictions that commenced upon the execution of the settlement agreement and will expire on the first anniversary of our 2009 annual meeting if Mr. Press is elected to our board of directors at the 2009 annual meeting, or at the final adjournment of the 2009 annual meeting of stockholders if Mr. Press is not elected at our 2009 annual meeting. Under the terms of the standstill restrictions, neither OPP nor any of its affiliates may, among other things, (i) submit or encourage any other person or group to nominate directors for election to the registrant's board of directors, (ii) submit any stockholder proposals, (iii) call an annual or special meeting of stockholders, (iv) solicit proxies from stockholders of the registrant, (v) change the composition of the board of directors. The standstill restrictions contain certain exceptions that, among other things, permit OPP to seek to change the composition of our Board of Directors at the 2010 annual meeting by submitting nominees for election and to solicit proxies in favor of such nominees for the 2010 annual meeting. In addition, during the effective period of the standstill restrictions described above, OPP has agreed that it will cause any shares of our common stock that it owns to be voted in accordance with the recommendation of our Board of Directors if Mr. Press has approved and joined in any such recommendation.

Director Independence

The Board of Directors has determined that, with the exception of Dr. Ambroseo, all of its current members and all of the nominees for director are "independent directors" as that term is defined in the marketplace rules of the Nasdaq Stock Market.

Board Meetings and Committees

The Board of Directors held a total of twenty (20) meetings during fiscal 2008. During fiscal 2008, the Board of Directors had three standing committees: the Audit Committee; the Compensation and H.R. Committee; and the Governance and Nominating Committee. In addition, in fiscal 2008, the Board of Directors had three additional committees: the Special Committee, the Special Litigation Committee and the Ad Hoc Repurchase Committee. No director serving during such fiscal year attended fewer than 75% of the aggregate of all meetings of the Board of Directors and the committees of the Board of Directors upon which such director served, except that Mr. Cantoni attended two of the three meetings of the Nominating and Governance Committee during fiscal 2008 while a member of the Board of Directors.

Audit Committee

The Audit Committee, which has been established in accordance with Section 3(a)(58)(A) of the Exchange Act, consists of directors James, Rogerson, and Tomlinson. The Audit Committee held thirteen (13) meetings during fiscal 2008, seven 7 of which were held prior to Ms. James joining the Board in March 2008. From October 2007 to March 2008, Mr. Cantoni was a member of the Board of Directors and a member of the Audit Committee. All of the members of the Audit Committee are "independent" as defined under rules promulgated by the SEC and qualify as independent directors under the marketplace rules of the Nasdaq Stock Market for Audit Committee members. The Board of Directors has determined that directors James, Rogerson and Tomlinson are "audit committee financial experts" as that term is defined in Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended. Among other things, the Audit Committee has the sole authority for appointing and supervising our independent registered public accounting firm and is primarily responsible for approving the services performed by our independent registered public accounting firm and for reviewing and evaluating our accounting principles and our system of internal accounting controls. A copy of the Audit Committee charter, including any updates thereto, is available on our website at www.coherent.com.

Compensation and H.R. Committee

During fiscal 2008, the Compensation and H.R. Committee of the Board of Directors consisted of directors Hart, Rogerson and Vij. All of the members of the Compensation and H.R. Committee are "independent" as defined under the marketplace rules of the Nasdaq Stock Market. The Compensation and H.R. Committee held ten (10) meetings during fiscal 2008. The Compensation and H.R. Committee, among other things, reviews and approves our executive compensation policies and programs, and grants stock options to our employees, including officers, pursuant to our stock option plans. See "Executive Officers and Executive Compensation—Compensation Discussion and Analysis" and "Director Compensation" below for a description of our processes and procedures for the consideration and determination of executive and director compensation. A copy of the Compensation and H.R. Committee charter, including any updates thereto, is available on our website at www.coherent.com.

Governance and Nominating Committee

The Governance and Nominating Committee currently consists of directors James, Hart, Press, Rogerson and Vij. From October 2007 to March 2008, the committee consisted of directors Hart and Vij and former director Mr. Cantoni. Ms. James joined the committee upon her election to the Board in March 2008. All of the members of the Governance and Nominating Committee are "independent" as defined under the marketplace rules of the Nasdaq Stock Market. The Governance and Nominating Committee held three (3) meetings during fiscal 2008. The Governance and Nominating Committee, among other things, assists the Board of Directors by making recommendations to the Board of Directors on matters concerning director nominations and elections, board committees and corporate governance. A copy of the Governance and Nominating Committee charter, including any updates thereto, is available on our website at www.coherent.com.

Attendance at Annual Meeting of Stockholders by Directors

All directors are encouraged, but not required to attend our annual meeting of stockholders. At our annual meeting held March 19, 2008, all members of the Board of Directors attended. Ms. James, who was a candidate for election at the meeting, also attended. Mr. Press, a candidate for election at the meeting, was unable to attend.

Process for Recommending Candidates for Election to the Board of Directors

The Governance and Nominating Committee will consider nominees recommended by stockholders. A stockholder that desires to recommend a candidate for election to the Board of Directors must direct the recommendation in writing to us at our principal offices (Attention: Bret M. DiMarco, Executive Vice President and General Counsel) and must include the candidate's name, age, home and business contact information, principal occupation or employment, the number of shares beneficially owned by the nominee, whether any hedging transactions have been entered into by the nominee or on his or her behalf, information regarding any arrangements or understandings between the nominee and the stockholder nominating the nominee or any other persons relating to the nomination, a written statement by the nominee acknowledging that the nominee will owe a fiduciary duty to the Company if elected, and any other information required to be disclosed about the nominee if proxies were to be solicited to elect the nominee as a director. For a stockholder recommendation to be considered by the Governance and Nominating Committee as a potential candidate at an annual meeting, nominations must be received on or before the deadline for receipt of stockholder proposals for such meeting. In the event a stockholder decides to nominate a candidate for director and solicits proxies for such candidate, the stockholder will need to follow the rules set forth by the SEC and in our bylaws. See "Information Concerning Solicitation and Voting—Deadline for Receipt of Stockholder Proposals."

The Governance and Nominating Committee's criteria and process for evaluating and identifying the candidates that it approves as director nominees are as follows:

- the Governance and Nominating Committee regularly reviews the current composition and size of the Board of Directors;

- the Governance and Nominating Committee reviews the qualifications of any candidates who have been properly recommended by a stockholder, as well as those candidates who have been identified by management, individual members of the Board of Directors or, if the Governance and Nominating Committee determines, a search firm. Such review may, in the Governance and Nominating Committee's discretion, include a review solely of information provided to the Governance and Nominating Committee or may also include discussions with persons familiar with the candidate, an interview with the candidate or other actions that the Governance and Nominating Committee deems proper;

- the Governance and Nominating Committee evaluates the performance of the Board of Directors as a whole and evaluates the performance and qualifications of individual members of the Board of Directors eligible for re-election at the annual meeting of stockholders;

- the Governance and Nominating Committee considers the suitability of each candidate, including the current members of the Board of Directors, in light of the current size and composition of the Board of Directors. Except as may be required by rules promulgated by the Nasdaq Stock Market or the SEC, it is the current belief of the Governance and Nominating Committee that there are no specific, minimum qualifications that must be met by any candidate for the Board of Directors, nor are there specific qualities or skills that are necessary for one or more of the members of the Board of Directors to possess. In evaluating the qualifications of the candidates, the Governance and Nominating Committee considers many factors, including, issues of character, judgment, independence, age, expertise, diversity of experience, length of service, other commitments and the like. The Governance and Nominating Committee evaluates such factors, among others, and does not assign any particular weighting or priority to any of these factors. The Governance and Nominating Committee considers each individual candidate in the context of the current perceived needs of the Board of Directors as a whole. While the Governance and Nominating Committee has not established specific minimum qualifications for director candidates, the Governance and Nominating Committee believes that candidates and nominees must reflect a Board of Directors that is comprised of directors who (i) are predominantly independent, (ii) are of high integrity, (iii) have qualifications that will increase the overall effectiveness of the Board of Directors, and (iv) meet other requirements as may be required by applicable rules, such as financial literacy or financial expertise with respect to audit committee members;

- in evaluating and identifying candidates, the Governance and Nominating Committee has the authority to retain and terminate any third party search firm that is used to identify director candidates and has the authority to approve the fees and retention terms of any search firm; and

- after such review and consideration, the Governance and Nominating Committee recommends the slate of director nominees to the full Board of Directors for its approval.

The Governance and Nominating Committee will endeavor to notify, or cause to be notified, all director candidates, including those recommended by a stockholder, of its decision as to whether to nominate such individual for election to the Board of Directors.

Stockholder Communication with the Board of Directors

We believe that management speaks for Coherent. Any stockholder may contact any of our directors by writing to them by mail c/o Bret M. DiMarco, Executive Vice President and General Counsel, at our principal executive offices, the address of which appears on the cover of this proxy statement.

Any stockholder may report to us any complaints regarding accounting, internal accounting controls, or auditing matters. Any stockholder who wishes to so contact us should send such complaints to the Audit Committee c/o Bret M. DiMarco, Executive Vice President and General Counsel, at our principal executive offices, the address of which appears on the cover of this proxy statement.

Any stockholder communications that the Board of Directors is to receive will first go to our General Counsel, who will log the date of receipt of the communication as well as the identity and contact information of the correspondent in our stockholder communications log.

Our General Counsel will review, summarize and, if appropriate, investigate the complaint under the direction of the appropriate committee of the Board of Directors in a timely manner. In the case of accounting or auditing related matters, a member of the Audit Committee, or the Audit Committee as a whole, will then review the summary of the communication, the results of the investigation, if any, and, if appropriate, the draft response. The summary and response will be in the form of a memo, which will become part of the stockholder communications log that the General Counsel maintains with respect to all stockholder communications.

Director Compensation

During fiscal 2008, we paid our non-employee directors an annual retainer (depending upon position) and per meeting fees for service on the Board of Directors. In fiscal 2008, the annual retainer amounts for non-employee directors were as follows:

- Chairman of the Board: $41,000
- Lead independent director: $33,000
- Chairman of the Audit Committee: $33,000
- Member of the Board: $25,000

Additionally, non-employee members of the Board of Directors received $2,000 per board meeting attended, plus $1,000 per committee meeting attended, except that the Chairman of the Audit Committee received $3,000 per meeting of the Audit Committee attended, and the Chairmen of the Compensation and H.R. Committee and the Governance and Nominating Committee, respectively, received $2,000 per meeting of the Compensation and H.R. Committee and the Governance and Nominating Committee attended. As discussed above, each director serving on the Special Committee and/or the Special Litigation Committee earned $4,000 per month for service thereon. There was no additional compensation paid to directors for serving on the Ad Hoc Repurchase Committee, which was formed for the purpose of decision-making with regards to our announced stock buy-back. Additionally, since we had a Chairman of the Board who was an independent director, no member of the Board of Directors held the position of Lead independent director in fiscal 2008. For fiscal 2009, members of the Board of Directors will receive cash compensation from annual retainers, with no per meeting fees. See "Compensation Discussion and Analysis."

The chart below summarizes the gross cash amounts earned by non-employee directors for service during fiscal 2008 on the Board and its committees (all amounts in dollars):

Name	Annual Board and Chairperson service including per Board meeting attended (1)	Audit Committee (1)	Compensation and H.R. Committee (1)	Nominating and Governance Committee (1)	Special Committee	Special Litigation Committee	Total
John H. Hart	61,000	—	20,000	3,000	—	—	84,000
Susan James	32,500(2)	6,000	—	1,000	—	—	39,500
Clifford Press	34,500(2)	—	—	—	—	—	34,500
Garry W. Rogerson	81,000	12,000	9,000	—	12,000	—	114,000
Lawrence Tomlinson	73,000	39,000	—	—	12,000	—	124,000
Sandeep Vij	65,000	—	10,000	6,000	12,000	60,000	141,000
Former Director							
Charles W. Cantoni	28,500(3)	6,000	—	1,000	—	—	35,500

(1) Includes the annual retainer, where applicable, as well as per meeting fees. For Mr. Tomlinson, this includes his retainer as Chairperson of the Audit Committee.
(2) Includes pro rated amount for service as a director after joining in March 2008.
(3) Includes pro rated amount for service as a director before retiring in March 2008.

The chart below summarizes the amounts earned by non-employee directors for service (including both Board and, where applicable, committee service) during fiscal 2008:

Name	Fees Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Total ($)
John H. Hart	84,000	33,071	81,038	198,109
Susan James	39,500	9,795	26,847	76,142
Clifford Press	34,500	9,795	26,847	71,142
Garry W. Rogerson	114,000	33,071	50,318	197,389
Lawrence Tomlinson	124,000	33,071	50,318	207,389
Sandeep Vij	141,000	33,071	50,318	224,389
Former Director				
Charles W. Cantoni	35,500	23,276(4)	—(5)	58,776

(1) These amounts do not reflect compensation actually received. Rather, these amounts represent the aggregate expense recognized by the Company for financial statement reporting purposes in fiscal year 2008, in accordance with FAS 123(R), for restricted stock units and stock options which were granted in fiscal year 2008 and prior to fiscal year 2008 under the Company's Director Stock Plan. The assumptions used to calculate the value of these stock units and stock options are set forth in Note 12. "Employee Stock Option and Benefit Plans" of the Notes to the Consolidated Financial Statements in our annual report on Form 10-K for the year ended September 27, 2008.

(2) The directors' aggregate holdings of restricted stock units as of the end of fiscal year 2008 were as follows (the vesting for which is 100% on March 29, 2009 for 2,000 shares (for Dr. Rogerson and Messrs. Hart, Tomlinson and Vij) and 100% on March 11, 2010 for 2,000 shares to the extent such individual is a member of the Board at such time):

John H. Hart	4,000 shares
Susan James	2,000 shares
Clifford Press	2,000 shares
Garry W. Rogerson	4,000 shares
Lawrence Tomlinson	4,000 shares
Sandeep Vij	4,000 shares

(3) The directors' aggregate holdings of stock option awards (both vested and unvested) as of the end of fiscal year 2008 were as follows:

John H. Hart	52,500 shares
Susan James	24,000 shares
Clifford Press	24,000 shares
Garry W. Rogerson	53,000 shares
Lawrence Tomlinson	44,800 shares
Sandeep Vij	54,000 shares

(4) Mr. Cantoni did not receive a restricted stock unit grant in fiscal 2008, and his 5,000 share RSU grant and an option grant for 5,000 shares expired unexercised following his retirement.

(5) This director had options for which the expense was accelerated in fiscal 2006 as provided under FAS123(R) and the Director Option Plan pursuant to which he was eligible to retire. At retirement, the options fully vested. All expense related to the options was recognized prior to fiscal 2007.

Name	Restricted Stock Units Granted in Fiscal 2008 (#)	Stock Options Granted in Fiscal 2008 (# shares)
John H. Hart	2,000	6,000
Susan James	2,000	24,000
Clifford Press	2,000	24,000
Garry W. Rogerson	2,000	6,000
Lawrence Tomlinson	2,000	6,000
Sandeep Vij	2,000	6,000

Our 1998 Directors' Stock Plan was adopted by the Board of Directors on November 24, 1998 and was approved by the stockholders on March 17, 1999. The 1998 Directors' Stock Plan was amended on March 23, 2003, and was further amended on March 30, 2006, when the 1998 Directors' Stock Plan was renamed the 1998 Director Stock Plan (the "1998 Director Plan"). As of September 30, 2007, 150,000 shares were reserved for issuance thereunder. Under the terms of the 1998 Director Plan, the number of shares reserved for issuance thereunder is increased each year by the number of shares necessary to restore the total number of shares reserved to 150,000 shares.

As of September 27, 2008, the 1998 Director Plan provided for the automatic and non-discretionary grant of a non-statutory stock option to purchase 24,000 shares of the Company's common stock to each non-employee director on the date on which such person becomes a director. Thereafter, each non-employee director will be automatically granted a non-statutory stock option to purchase 6,000 shares of common stock on the date of and immediately following each Annual Meeting of Stockholders at which such non-employee director is reelected to serve on the Board of Directors, if, on such date, he or she has served on the Board of Directors for at least three months. Such plan provides that the exercise price must be equal to the fair market value of the common stock on the date of grant of the options.

Additionally, as of September 27, 2008, the 1998 Director Plan provides for the automatic and non-discretionary grant of 2,000 shares of restricted stock units ("RSUs") to each non-employee director on the date on which such person becomes a director. Thereafter, each non-employee director will be automatically granted 2,000 shares of RSUs on the date of and immediately following each Annual Meeting of Stockholders at which such non-employee director is reelected to serve on the Board of Directors, if, on such date, he or she has served on the Board of Directors for at least three months.

The 1998 Director Plan provides that with respect to any options held by a director who retires after at least eight years of service on the Board, such director will fully vest in and have the right to exercise his or her option as to both vested and unvested shares as of such date. The option will remain exercisable for the lesser of (i) two (2) years following the date of such director's retirement or (ii) the expiration of the option's original term.

As of September 27, 2008, 188,700 shares had been issued on exercise under the 1998 Director Plan. There were no options exercised by non-employee directors during fiscal 2008.

Vote Required

Every stockholder voting for the election of directors may cumulate such stockholder's votes and give one candidate a number of votes equal to the number of directors to be elected multiplied by the number of votes to which the stockholder's shares are entitled. Alternatively, a stockholder may distribute his or her votes on the same principle among as many candidates as the stockholder thinks fit, provided that votes cannot be cast for more than seven (7) candidates. However, no stockholder will be entitled to cumulate votes for a candidate unless (i) such candidate's name has been properly placed in nomination for election at the Annual Meeting prior to the voting and (ii) the stockholder, or any other stockholder, has given notice at the meeting prior to the voting of the intention to cumulate the stockholder's votes. If cumulative voting occurs at the meeting and you do not specify how to distribute your votes, your proxy holders (the individuals named on your proxy card) will cumulate votes in such a manner as will ensure the election of as many of the nominees listed above as possible, and the specific nominees to be voted for will be determined by the proxy holders.

If a quorum is present, the seven (7) nominees receiving the highest number of votes will be elected to the Board of Directors. See "Information Concerning Solicitation and Voting—Quorum; Abstentions; Broker Non-Votes."

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE SEVEN NOMINEES PRESENTED HEREIN.

PROPOSAL TWO

RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of the Board of Directors has selected Deloitte & Touche LLP, an independent registered public accounting firm, to audit our financial statements for the fiscal year ending October 3, 2009, and recommends that stockholders vote for ratification of such appointment. Deloitte & Touche LLP has audited our financial statements since the fiscal year ended September 25, 1976. Although ratification by stockholders is not required by law, the Audit Committee has determined that it is desirable to request ratification of this selection by the stockholders as a matter of good corporate practice. Notwithstanding its selection, the Audit Committee, in its discretion, may appoint a new independent registered public accounting firm at any time during the year if the Audit Committee believes that such a change would be in the best interest of Coherent and its stockholders. If the stockholders do not ratify the appointment of Deloitte & Touche LLP, the Audit Committee may reconsider its selection. The Audit Committee selected Deloitte & Touche LLP to audit our financial statements for the fiscal year ended September 27, 2008, which was ratified by our stockholders.

Representatives of Deloitte & Touche LLP are expected to be present at the meeting and will be afforded the opportunity to make a statement if they desire to do so. The representatives of Deloitte & Touche LLP are also expected to be available to respond to appropriate questions.

Principal Accounting Fees and Services

The following table sets forth fees for services Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte") provided during fiscal years 2008 and 2007:

	2008	2007
Audit fees (1)	$ 4,753,342	$ 3,271,370
Audit-related fees	—	—
Tax fees	—	—
All other fees (2)	34,300	2,000
Total	$ 4,787,642	$ 3,273,370

(1) Represents fees for professional services provided in connection with the integrated audit of our annual financial statements and internal control over financial reporting and review of our quarterly financial statements, advice on accounting matters that arose during the audit and audit services provided in connection with other statutory or regulatory filings. Includes approximately $1,885,000 and $980,000 incurred during fiscal 2008 and 2007, respectively, for additional services related primarily to the restatement of our consolidated financial statements for the fiscal years 1995 through 2005.

(2) Represents the annual subscription for access to the Deloitte Accounting Research Tool, which is a searchable on-line accounting database ($2,000) and for fiscal 2008, project assistance.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee has determined that the provision of non-audit services by Deloitte is compatible with maintaining Deloitte's independence. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be provided by Deloitte. In other cases, the Chairman of the Audit Committee has the delegated authority from the Committee to pre-approve certain additional services, and such pre-approvals are communicated to the full Committee at its next meeting. During fiscal year 2008, 100% of the services were pre-approved by the Audit Committee in accordance with this policy.

Vote Required

The affirmative vote of a majority of the votes cast will be required to ratify the selection of Deloitte & Touche LLP as our independent registered public accounting firm for the fiscal year ending October 3, 2009.

THE AUDIT COMMITTEE UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF DELOITTE & TOUCHE LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING OCTOBER 3, 2009.

PROPOSAL THREE

APPROVAL OF THE AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN

We are asking stockholders to approve the amendment and restatement of the Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan was initially adopted in 1980 and has been amended in 1983, 1989, 1993 and 1999 to increase the number of shares reserved for issuance thereunder (the "Existing Plan"). The Board has determined that it is in the best interests of the Company and its stockholders to amend and restate the Purchase Plan: (i) to authorize additional shares of our common stock for purchase under the Purchase Plan and (ii) to make certain administrative changes to be consistent with best drafting practices. The Board has authorized an increase to the number of shares reserved for issuance thereunder by an additional 600,000 shares to an aggregate of 6,925,000 shares of our common stock reserved for purchase under the Purchase Plan, subject to stockholder approval. As of December 31, 2008, only 70,324 shares remained available for issuance under the Existing Plan. The Board expects that with the 600,000 share increase, the number of shares reserved for issuance under the Purchase Plan will be sufficient to operate the plan between two to three years without having to request additional shares. The Board will periodically review actual share consumption under the Purchase Plan and may make an additional request for shares under the Purchase Plan earlier or later than this period as needed. If the stockholders approve the Purchase Plan, it will replace the version of the Existing Plan. If stockholders do not approve the amended and restated Purchase Plan, we will continue to use the current version of the Existing Plan.

Vote Required; Recommendation of Board of Directors

If a quorum is present, the affirmative vote of a majority of the votes cast will be required to approve the amendment and restatement of the Purchase Plan.

THE BOARD OF DIRECTORS RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE ADOPTION OF THE AMENDED AND RESTATED EMPLOYEE STOCK PURCHASE PLAN AND THE NUMBER OF SHARES AUTHORIZED FOR ISSUANCE UNDER THE PURCHASE PLAN.

Description of the Employee Stock Purchase Plan

The following is a summary of the principal features of the Purchase Plan and its operation. The summary is qualified in its entirety by reference to the Purchase Plan as set forth in Appendix A.

General

The Purchase Plan was adopted by the Compensation Committee of the Board in January 2009, subject to stockholder approval at the Annual Meeting. The purpose of the Purchase Plan is to provide employees of the Company and its subsidiaries with an opportunity to purchase shares of our common stock through payroll deductions.

Administration

The Board or a committee appointed by the Board (in either case, the "Administrator") administers the Purchase Plan. The administration, interpretation or application of the Purchase Plan by the Administrator will be final, conclusive and binding upon all participants. Members of Board or its committee who are employees may participate in the Purchase Plan.

Eligibility

Each of our employees or the employees of our subsidiaries who is customarily employed with us or one of our subsidiaries for at least twenty hours per week is eligible to participate in the Purchase Plan; except that no employee will be granted an option under the Purchase Plan to the extent that (i) immediately after the grant, such employee would own 5% or more of the total combined voting power or value of the Company or (ii) his or her rights to purchase stock under all of our employee stock purchase plans accrues at a rate which exceeds $25,000 worth of stock (determined at the fair market value of the shares at the time such option is granted) for each calendar year.

Offering Period

The Purchase Plan is implemented through two offering periods during each fiscal year, each of six months duration, commencing on or about May 1 and November 1 of each year. To participate in the Purchase Plan, an eligible employee must complete a subscription agreement provided by the Company authorizing payroll deductions and filing it with the Company's payroll office prior to the applicable offering date. Payroll deductions may not exceed 10% of a participant's base pay which he or she received on a given payday nor be less than a $10 deduction per payday. At the beginning of each six month offering period, each participant automatically is granted an option to purchase shares of our common stock through such participant's accumulated payroll deductions. Unless a participant withdraws from the Purchase Plan, the option will be automatically exercised at the end of the offering period, and the maximum number of full shares will be purchased at the applicable amount of the accumulated payroll deductions in his or her account.

Purchase Price

Shares of our common stock may be purchased under the Purchase Plan at a purchase price equal to 85% of the lesser of the fair market value of our common stock on (i) the first day of the offering period, or (ii) the last day of the offering period. The fair market value of our Common Stock on any relevant date will be determined by the Board in good faith.

Payroll Deductions

The purchase price of the shares is accumulated by payroll deductions throughout each offering period. The payroll deductions made by a participant will be credited to his or her account under the Purchase Plan. A participant may not make any additional payments into such account. The maximum number of full shares of our common stock that a participant may purchase in each offering period will be determined by dividing the total amount of payroll deductions withheld from the participant's compensation during that offering period by the purchase price.

A participant may lower but not increase the rate of his or her payroll deductions during an offering period by filing a new subscription agreement. The change in rate will be effective within 15 days following the Company's receipt of the new authorization.

Withdrawal

During the offering period, a participant may discontinue all, but not less than all, of the payroll deductions credited to his or her account at any time prior to the end of an applicable offering period by giving written notice to the Company. All the participant's payroll deductions credited to his or her account will be paid promptly after receipt of withdrawal and the option will terminated, and no further payroll deductions will be made during the applicable offering period.

In the event an employee fails to remain continuously employed by the Company or any subsidiary for at least 20 hours per week during a given offering period, he or she will be deemed to have elected to withdraw from the Purchase Plan and the payroll deductions credited to his or her account will be returned and the option terminated.

Termination of Employment

Upon termination of a participant's employment prior to the end of an offering period for any reason, including retirement or death, he or she will be deemed to have elected to withdraw from the Purchase Plan and the payroll deductions credited to the participant's account will be returned to him or her or, in the case of death, to the person or persons entitled thereto as provided in the Purchase Plan, and such participant's option will automatically be terminated.

Changes in Capitalization

If any option under the Purchase Plan is exercised after any stock dividend, stock split, spin-off, recapitalization, merger, consolidation, exchange of shares or the like, occurring after such option was granted that reduces, increases or otherwise changes the shares outstanding immediately prior to such event, then the number of shares to which such option shall be applicable and the option price for such shares shall be appropriately adjusted by the Company.

Amendment and Termination of the Plan

The Board may at any time terminate or amend the Purchase Plan, provided that certain amendments may require stockholder approval. No such termination can affect options previously granted, nor may any amendment make any change in any option previously granted which adversely affects the rights of any participant.

Participation in Plan Benefits

Participation in the Purchase Plan is voluntary and is dependent on each eligible employee's election to participate and his or her determination as to the level of payroll deductions. Accordingly, future purchases under the Purchase Plan are not determinable. Non-employee directors are not eligible to participate in the Purchase Plan. No purchases have been made under the amended and restated Purchase Plan since its adoption by the Board in January 2009. For illustrative purposes, the following table sets forth (i) the number of shares of our Common Stock that were purchased during the last fiscal year under the Existing Plan, (ii) the average price per share paid for such shares, and (iii) the fair market value at the date of purchase.

Name of Individual or Group	Number of Shares Purchased	Average Per Share Purchase Price ($)	Fair Market Value at Date of Purchase ($)
John R. Ambroseo	879	21.505	25.30
Helene Simonet	879	21.505	25.30
Bret DiMarco	879	21.505	25.30
Luis Spinelli	775	21.505	25.30
Ron Victor	—	—	—
All executive officers, as a group	3,412	21.505	25.30
All directors who are not executive officers, as a group	—	—	—
All employees who are not executive officers as a group	150,800	21.505	25.30

Certain Federal Income Tax Information

The following brief summary of the effect of federal income taxation upon the participant and us with respect to the shares purchased under the Purchase Plan does not purport to be complete, and does not discuss the tax consequences of a participant's death or the income tax laws of any state or foreign country in which the participant may reside.

The Purchase Plan, and the right of participants to make purchases thereunder, is intended to qualify under the provisions of Sections 421 and 423 of the Internal Revenue Code of 1986, as amended (the "Code"). Under these provisions, no income will be taxable to a participant until the shares purchased under the Purchase Plan are sold or otherwise disposed of. Upon sale or other disposition of the shares, the participant will generally be subject to tax in an amount that depends upon the holding period. If the shares are sold or otherwise disposed of more than two years from the first day of the applicable offering period and one year from the applicable date of purchase, the participant will recognize ordinary income measured as the lesser of (a) the excess of the fair market value of the shares at the time of such sale or disposition over the purchase price and (b) an amount equal to 15% of the fair market value of the shares as of the first day of the applicable offering period. Any additional gain will be treated as long-term capital gain. If the shares are sold or otherwise disposed of before the expiration of these holding periods, the participant will recognize ordinary income generally measured as the excess of the fair market value of the shares on the date the shares are purchased over the purchase price. Any additional gain or loss on such sale or disposition will be long-term or short-term capital gain or loss, depending on how long the shares have been held from the date of purchase. The Company generally is not entitled to a deduction for amounts taxed as ordinary income or capital gain to a participant except to the extent of ordinary income recognized by participants upon a sale or disposition of shares prior to the expiration of the holding periods described above.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON PARTICIPANTS AND US UNDER THE PURCHASE PLAN. IT DOES NOT PURPORT TO BE COMPLETE, AND DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE PARTICIPANT MAY RESIDE.

PROPOSAL FOUR

APPROVAL OF THE AMENDED AND RESTATED 2001 STOCK PLAN

We are asking stockholders to approve an amendment and restatement of the 2001 Stock Plan (the "Stock Plan"). The Stock Plan was adopted by the Board of Directors in November 2001 and approved by stockholders at the 2002 Annual Meeting. The Stock Plan was initially amended and restated on March 25, 2004 and further amended February 22, 2008. The Board has adopted this most recent amendment and restatement of the Stock Plan. If the stockholders approve this Stock Plan, it will replace the version of the Stock Plan approved by stockholders at our 2008 Annual Meeting. If stockholders do not approve the amended and restated Stock Plan, we will continue to use the version of the Stock Plan approved by stockholders at the 2008 Annual Meeting.

The Stock Plan is structured to allow the Board of Directors to create equity incentives in order to assist the Company in attracting, retaining and motivating the best available personnel for the successful conduct of the Company's business. The Company believes that linking compensation to corporate performance motivates employees and consultants to improve stockholder value. The Company has, therefore, consistently included equity incentives as a significant component of compensation for its employees and consultants. With the demand for highly skilled employees and consultants at an all time high, especially in the technology industries, management believes it is critical to the Company's success to maintain competitive compensation programs. The Board believes that the approval of the Stock Plan would be in the best interests of the Company and its stockholders.

Summary of Material Changes Made in the Stock Plan

Below is a summary of some of the material differences between the amended and restated Stock Plan and the Existing Plan. This summary is qualified in its entirety by reference to the Stock Plan itself set forth in Appendix B.

- The Stock Plan has been drafted to include limitations to the number of shares that may be granted in a given fiscal year though individual equity incentives. Additionally, specific performance criteria have been added to the Stock Plan so that the Administrator (as defined herein) may establish performance objectives upon achievement of which certain awards will vest or be issued, which in turn will allow the Company to receive income tax deductions under Section 162(m) of the Code.

- The Stock Plan has been revised to provide that a stock appreciation right ("SAR") may not have an exercise price below 100% of the fair market value of the underlying shares on the grant date. Further, the exercise price for the shares to be issued pursuant to a SAR that has already been granted may not be changed without the consent of our stockholders. This prohibition includes, without limitation, a repricing of the SAR as well as a SAR exchange program whereby a participant agrees to cancel an existing SAR in exchange for a stock option, a SAR or other equity awards granted under the Stock Plan.

Required Vote

If a quorum is present, the affirmative vote of a majority of the votes cast will be required to approve the amendment to the Stock Plan.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE "FOR" THE APPROVAL OF THE COMPANY'S AMENDED AND RESTATED 2001 STOCK PLAN

The following is a summary of the material features of the Stock Plan and its operation. This summary is qualified in its entirety by reference to the Stock Plan itself set forth in Appendix B.

Summary of the 2001 Stock Plan

General. The Stock Plan provides for the grant of equity awards to employees (including officers) and consultants. Options granted under the Stock Plan may either be "incentive stock options" as defined in Section 422 of the Code, or nonstatutory stock options, as determined by the Board.

Purpose. The general purposes of the Stock Plan are to attract and retain the best available personnel for positions of substantial responsibility, to provide additional incentive to the employees and consultants of the Company and to promote the success of the Company's business.

Administration. The Stock Plan will be administered by the Board or a committee ("Committee") designated by the Board (in either case, the "Administrator").

Eligibility. The Stock Plan provides that nonstatutory stock options, restricted stock, performance shares, performance units, SARs and deferred stock units may be granted to employees (including officers) and consultants of the Company and any parent or subsidiary. Incentive stock options may be granted only to employees. The Administrator will determine which eligible persons will be granted awards.

Shares Available under the Stock Plan. A total maximum aggregate of 6,300,000 of our shares are available for issuance under the Stock Plan; provided, however, that in no event will more than 30% of the shares issuable under the Stock Plan be granted pursuant to awards with an exercise price or purchase price that is less than 100% of the fair market value on the date of grant. As of December 31, 2008, 2,640,897 shares were subject to outstanding awards under the Stock Plan and 2,604,947 shares remained available for any new options to be granted in the future.

If an award expires or becomes exercisable without being exercised in full, or, with respect to restricted stock, performance shares, performance units or deferred stock units, is forfeited back to or repurchased by the Company, the unpurchased shares (or forfeited or repurchased shares) which were subject to awards will become available for future grant under the Stock Plan (unless the Stock Plan has terminated). With respect to SARs, only shares actually issued pursuant to a SAR will cease to be available under the Stock Plan. Shares actually issued under the Stock Plan will not be returned to the Stock Plan, except that if restricted stock, performance shares, performance units or deferred stock units are repurchased by the Company at their original price or forfeited to the Company, such shares will become available for future grant under the Stock Plan. To the extent that an award under the Stock Plan is paid out in cash, rather than shares, such cash payment will not result in reduction of the shares available for issuance under the Stock Plan.

Prohibition on Repricings and Option or SAR Exchanges. The exercise price for the shares to be issued pursuant to an option or SAR that has already been granted may not be changed without the consent of our stockholders. This prohibition includes, without limitation, a repricing of the option or SAR as well as an option or SAR exchange program whereby the holder of such award agrees to cancel his or her existing option or SAR in exchange for an option, SAR or other award to be granted in the future with an exercise price equal to the fair market value of the shares subject to such award on the date of grant.

Grant Limitation. The Stock Plan provides that no employee or consultant will be granted options and SARs to purchase more than 500,000 shares in any fiscal year of the Company, except that a participant may also be granted options and SARs covering up to an additional 500,000 shares in connection with his or her initial service.

Option Exercise Price. The exercise price of options granted under the Stock Plan is determined by the Administrator and must not be less than 100% of the fair market value of the Company's common stock ("Common Stock") at the time of grant. Options granted under the Stock Plan expire as determined by the Administrator, but in no event later than 10 years from date of grant. No option may be exercised by any person after its expiration. Incentive stock options granted to stockholders owning more than 10% of the voting stock of the Company must have an exercise price per share no less than 110% of the fair market value at the time of grant and the term of such option may be no more than 5 years from the date of grant. The fair market value of the Common Stock is generally determined with reference to the closing sale price for the Common Stock (or the closing bid if no sales were reported) on the last market trading day prior to the date the option is granted.

Exercise of Options. Options become exercisable at such times as are determined by the Administrator and are set forth in the individual option agreements. Generally, options granted to newly hired and existing employees vest as to 33% per year over a three year period. An option is exercised by giving written notice to the Company specifying the number of full shares of Common Stock to be purchased and tendering payment of the purchase price. The method of payment of the exercise price for the shares purchased upon exercise of an option will be determined by the Administrator. The Stock Plan permits payment to be made by cash, check, other shares of Common Stock (with some restrictions), broker-assisted cashless exercise, any other form of consideration permitted by applicable law, or any combination thereof.

Exercise Price and Other Terms of Stock Appreciation Rights. The Administrator, subject to the provisions of the Stock Plan, will have complete discretion to determine the terms and conditions of SARs granted under the Stock Plan; provided that no SAR may have a term of more than 10 years from the date of grant and that the exercise price of a SAR may not have an exercise price below 100% of the fair market value of the Common Stock on the grant date. No SAR can be exercised by any person after its expiration.

Payment of Stock Appreciation Right Amount. Upon exercise of a SAR, the holder of the SAR will be entitled to receive payment from us in an amount determined by multiplying (i) the difference between the fair market value of a share on the date of exercise over the exercise price by (ii) the number of shares with respect to which the SAR is exercised.

Payment upon Exercise of Stock Appreciation Right. At the discretion of the Administrator, payment to the holder of a SAR may be in cash, shares of our Common Stock or a combination thereof. In the event that payment to the holder of a SAR is settled in cash, the shares available for issuance under the Stock Plan may not be diminished as a result of the settlement.

Stock Appreciation Right Agreement. Each SAR grant is required to be evidenced by an agreement that is required to specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, will determine.

Buyout of Options and SARs. The Administrator may at any time offer to buy out for a payment in cash or shares of our Common Stock an option or a SAR previously granted based on such terms and conditions as the Administrator may establish and communicate to the holder of the option or SAR at the time that such offer is made.

Termination of Employment. The Stock Plan gives the Administrator the authority to vary the terms of the individual option and SAR agreements. However, generally, if a participant ceases to be an employee or consultant for any reason other than death or disability, then the participant will generally have the right to exercise his or her outstanding options for 90 days, or SARs for 3 months, after the date of termination, but only to the extent that the participant was entitled to exercise such option or SAR at the date of such termination. If such termination is due to death or disability, the participant (or the participant's legal representative) will have the right to exercise an existing unexercised option or SAR at any time within 12 months following the termination date, but only to the extent that the participant was entitled to exercise such option or SAR at the date of such termination. In no event will an option or SAR be exercisable beyond its term.

Grant of Restricted Stock. Restricted stock awards may be granted to our employees (including officers) or consultants, at any time and from time to time as may be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion to determine (i) the number of shares subject to a restricted stock award granted to any participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component, upon which is conditioned the grant or vesting of restricted stock. Restricted stock will be granted in the form of units/rights to acquire shares of our Common Stock. Each such unit/right will be the equivalent of one share of Common Stock for purposes of determining the number of shares subject to an award. Until the shares are issued, no right to vote or receive dividends or any other rights as a stockholder exist with respect to the units/rights to acquire shares.

Restricted Stock Award Agreement. Each restricted stock grant is required be evidenced by an agreement that is required to specify the purchase price (if any) and such other terms and conditions as the Administrator, in its sole discretion, will determine; provided, however, that if the restricted stock grant has a purchase price, such purchase price must be paid no more than 10 years following the date of grant.

Grant of Performance Shares. Performance shares may be granted to our employees or consultants at any time and from time to time as may be determined by the Administrator, in its sole discretion. The Administrator will have complete discretion to determine (i) the number of shares of our Common Stock subject to a performance share award granted to any employee or consultant and (ii) the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of performance shares. Performance shares will be granted in the form of units/rights to acquire shares of our Common Stock. Each such unit/right will be the equivalent of one share of Common Stock for purposes of determining the number of shares subject to a performance share award.

Performance Share Award Agreement. Each performance share grant is required be evidenced by an agreement that is required to specify such other terms and conditions as the Administrator, in its sole discretion, may determine.

Restricted Stock and Performance Share Limitations. No participant will be granted, in any fiscal year of the Company, more than 500,000 shares in the aggregate of the following: (i) restricted stock or (ii) performance shares; provided, however, that such limit will be 500,000 shares in connection with a participant's initial service.

Grant of Performance Units. Performance units are similar to performance shares, except that they must be settled in a cash equivalent to the fair market value of the underlying shares of our Common Stock, determined as of the vesting date. The shares available for issuance under the Stock Plan may not be diminished as a result of the settlement of a performance unit.

Performance Unit Award Agreement. Each performance unit grant is required be evidenced by an agreement that is required specify such terms and conditions as the Administrator, in its sole discretion, may determine.

Performance Unit Limitation. No participant will receive performance units, in any fiscal year of the Company, with respect to more than 500,000 shares, provided, however, that such limit will be 500,000 in connection with the participant's initial service.

Deferred Stock Units. Deferred stock units will consist of a restricted stock, performance share or performance unit award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator.

Code Section 162(m) Performance Restrictions. For purposes of qualifying grants of restricted stock, performance shares or performance units as "performance-based compensation" under Code Section 162(m), the Administrator, in its discretion, may set restrictions based upon the achievement of performance goals. The performance goals will be set by the Administrator on or before the latest date permissible to enable the award grants to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting awards which are intended to qualify under Section 162(m) of the Code, the Administrator will follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the award under Section 162(m) of the Code (e.g., in determining the performance goals).

Performance Goals. The granting and/or the vesting of awards of options, restricted stock, performance shares and performance units may be made subject to the attainment of performance goals relating to one or more business criteria within the meaning of Section 162(m) of the Code and may provide for a targeted level or levels of achievement including: (i) cash flow (including operating cash flow or free cash flow), (ii) revenue (on an absolute basis or adjusted for currency effects), (iii) gross margin or as a percentage of revenue, (iv) operating expenses or operating expenses as a percentage of revenue, (v) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), (vi) earnings per share, (viii) stock price, (ix) return on equity, (x) total stockholder return, (xi) growth in stockholder value relative to the moving average of the S&P 500 Index or another index, (xii) return on capital, (xiii) return on assets or net assets, (xiv) return on investment, (xv) economic value added, (xvi) operating profit or net operating profit, (xvii) operating margin, (xix) market share, (xx) contract awards or backlog, (xxi) overhead or other expense reduction, (xxii) credit rating, (xxvi) objective customer indicators, (xxvii) new product invention or innovation, (xxviii) attainment of research and development milestones, (xxix) improvements in productivity, (xxx) attainment of objective operating goals, and (xxxi) objective employee metrics. The objective performance criteria may be applied to either the Company as a whole, or except with respect to stockholder return metrics, to a region, business unit, affiliate or business segment, and measured either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting principles established by the International Accounting Standards Board ("IASB Principles"), or which may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Principles

Non-Transferability of Awards. Unless determined otherwise by the Administrator, an award granted under the Stock Plan may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. If the Administrator makes an award granted under the Stock Plan transferable, such award will contain such additional terms and conditions as the Administrator deems appropriate.

Leaves of Absence. Unless the Administrator provides otherwise or as otherwise required by applicable laws, vesting of awards granted under the Stock Plan will cease commencing on the first day of any unpaid leave of absence and will only recommence upon return to active service.

Adjustments upon Change in Capitalization. The number of shares covered by each outstanding award, the shares issuable under the Stock Plan, and price per share of Common Stock covered by each outstanding award and the Code Section 162(m) annual share limits will be proportionately adjusted for any increase or decrease in the number of issued shares resulting from a change in the Company's capitalization, such as a stock split, reverse stock split, stock dividend, combination, reclassification or other similar change in the capital structure of the Company effected without the receipt of consideration.

Adjustments upon Liquidation or Dissolution. In the event of a liquidation or dissolution, the Administrator is required to notify each participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide that each participant will have the right to exercise all of his or her options or SARs, including those not otherwise exercisable, until the date 10 days prior to the consummation of the liquidation or dissolution. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any award will lapse 100% and that any award vesting will accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent that an award has not been previously exercised (with respect to options and SARs) or vested (with respect to other awards), an award will terminate immediately prior to the consummation of a proposed liquidation or dissolution.

Transfer of Control.

Options and SARs. In the event of a merger with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding option or SAR may be assumed or an equivalent option or SAR substituted by the successor corporation or any parent or subsidiary of the successor corporation. If such options or SARs are not assumed, the participant will be notified that the option or SAR will be fully exercisable for 15 days from the date of such notice, and the option or SAR will terminate upon the expiration of such period.

Restricted Stock, Performance Shares, Performance Units and Deferred Stock Units. In the event of a merger with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding restricted stock, performance share, performance unit and deferred stock unit award may be assumed or an equivalent restricted stock, performance share, performance unit and deferred stock unit award substituted by the successor corporation or any parent or subsidiary of the successor corporation. If such restricted stock, performance share, performance unit and deferred stock unit award are not assumed, the participant will fully vest in such awards including as to shares of Common Stock (or with respect to performance units, the cash equivalent thereof) which would not otherwise be vested.

Amendment or Termination of the Stock Plan. The Administrator may amend, alter, suspend or terminate the Stock Plan or any part thereof from time to time, except that stockholder approval will be required for any amendment to the Stock Plan to the extent required by any applicable laws. No amendment, alteration, suspension or termination of the Stock Plan may impair the rights of any participant without their written consent. In any event, the Stock Plan will terminate 10 years from its original adoption by the Board.

Number of Awards Granted to Employees and Consultants

Subject to the annual numerical limits, the number of awards that an employee or consultant may receive under the Stock Plan is determined at the discretion of the Administrator and therefore cannot be determined in advance. The following table sets forth (i) the aggregate number of shares of common stock subject to options and SARs granted under the Existing Plan during fiscal year 2008, (ii) the average per share exercise price of such options and (iii) the aggregate number of shares granted subject to restricted stock, performance shares, performance units and deferred stock units.

Name of Individual or Group	Number of Options and SARs Granted	Average Per Share Exercise Price	Shares of Restricted Stock, Performance Shares, Performance Units and DSUs Granted
John Ambroseo	250,000	$ 32.95	45,000
Helene Simonet	100,000	$ 32.95	25,000
Bret DiMarco	50,000	$ 32.95	20,000
Luis Spinelli	15,000	$ 32.95	10,000
Ronald Victor	—	—	—
All executive officers, as a group	415,000	$ 32.95	100,000
All directors who are not executive officers, as a group	72,000	$ 27.93	12,000
All employees who are not executive officers, as a group	364,500	$ 32.8919	150,150

Federal Income Tax Information

Nonstatutory Stock Options. No taxable income is reportable when a nonstatutory stock option with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the excess of the fair market value (on the exercise date) of the shares purchased over the exercise price of the option. Any taxable income recognized in connection with an option exercise by an employee of the Company is subject to tax withholding by the Company. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Incentive Stock Options. No taxable income is reportable when an incentive stock option is granted or exercised (except for purposes of the alternative minimum tax, in which case taxation is the same as for nonstatutory stock options). If the participant exercises the option and then later sells or otherwise disposes of the shares more than 2 years after the grant date and more than 1 year after the exercise date, the difference between the sale price and the exercise price will be taxed as capital gain or loss. If the participant exercises the option and then later sells or otherwise disposes of the shares before the end of the 2 or 1 year holding periods described above, he or she generally will have ordinary income at the time of the sale equal to the fair market value of the shares on the exercise date (or the sale price, if less) minus the exercise price of the option.

Stock Appreciation Rights. No taxable income is reportable when a stock appreciation right with an exercise price equal to the fair market value of the underlying stock on the date of grant is granted to a participant. Upon exercise, the participant will recognize ordinary income in an amount equal to the amount of cash received and the fair market value of any shares received. Any additional gain or loss recognized upon any later disposition of the shares would be capital gain or loss.

Restricted Stock, Performance Units and Performance Shares. A participant generally will not have taxable income at the time an Award of restricted stock, performance shares or performance units are granted. Instead, he or she will recognize ordinary income in the first taxable year in which his or her interest in the shares underlying the Award becomes either (i) freely transferable, or (ii) no longer subject to substantial risk of forfeiture. However, the recipient of a restricted stock award may elect to recognize income at the time he or she receives the award in an amount equal to the fair market value of the shares underlying the award (less any cash paid for the shares) on the date the award is granted.

Tax Effect for the Company. The Company generally will be entitled to a tax deduction in connection with an award under the Stock Plan in an amount equal to the ordinary income realized by a participant and at the time the participant recognizes such income (for example, the exercise of a nonstatutory stock option). Special rules limit the deductibility of compensation paid to the Company's Chief Executive Officer and to each of its 4 most highly compensated executive officers. Under Code Section 162(m), the annual compensation paid to any of these specified executives will be deductible only to the extent that it does not exceed $1,000,000. However, the Company can preserve the deductibility of certain compensation in excess of $1,000,000 if the conditions of Section 162(m) are met. These conditions include stockholder approval of the Stock Plan, setting limits on the number of awards that any individual may receive and for awards other than certain stock options, establishing performance criteria that must be met before the award actually will vest or be paid. The Stock Plan has been designed to permit the Administrator to grant awards that qualify as performance-based for purposes of satisfying the conditions of Section 162(m), thereby permitting the Company to continue to receive a federal income tax deduction in connection with such awards.

Section 409A. Section 409A of the Code, which was added by the American Jobs Creation Act of 2004, provides certain new requirements on non-qualified deferred compensation arrangements. These include new requirements with respect to an individual's election to defer compensation and the individual's selection of the timing and form of distribution of the deferred compensation. Section 409A also generally provides that distributions must be made on or following the occurrence of certain events (e.g., the individual's separation from service, a predetermined date, or the individual's death). Section 409A imposes restrictions on an individual's ability to change his or her distribution timing or form after the compensation has been deferred. For certain individuals who are officers, subject to certain exceptions, Section 409A requires that such individual's distribution commence no earlier than six months after such officer's separation from service.

Awards granted under the Stock Plan with a deferral feature will be subject to the requirements of Section 409A. If an award is subject to and fails to satisfy the requirements of Section 409A, the recipient of that award may recognize ordinary income on the amounts deferred under the award, to the extent vested, which may be prior to when the compensation is actually or constructively received. Also, if an award that is subject to Section 409A fails to comply with

Section 409A's provisions, Section 409A imposes an additional 20% federal income tax on compensation recognized as ordinary income, as well as interest on such deferred compensation. In addition, certain states such as California have adopted similar provisions.

THE FOREGOING IS ONLY A SUMMARY OF THE EFFECT OF FEDERAL INCOME TAXATION UPON THE PARTICIPANT AND THE COMPANY WITH RESPECT TO AWARDS UNDER THE STOCK PLAN AND DOES NOT PURPORT TO BE COMPLETE, AND REFERENCE SHOULD BE MADE TO THE APPLICABLE PROVISIONS OF THE INTERNAL REVENUE CODE. IN ADDITION, THIS SUMMARY DOES NOT DISCUSS THE TAX CONSEQUENCES OF A PARTICIPANT'S DEATH OR THE PROVISIONS OF THE INCOME TAX LAWS OF ANY MUNICIPALITY, STATE OR FOREIGN COUNTRY IN WHICH THE EMPLOYEE OR CONSULTANT MAY RESIDE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of September 30, 2008, certain information with respect to the beneficial ownership of common stock by (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our voting securities, (ii) each director and each nominee for director, (iii) each of the executive officers named in the Summary Compensation Table appearing herein, and (iv) all executive officers and directors as a group, based on information available to the Company as of filing this proxy statement. We do not know of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change of control. Unless otherwise indicated, the address of each stockholder in the table below is c/o Coherent, Inc., 5100 Patrick Henry Drive, Santa Clara, California 95054.

Name and Address	Number of Shares	Percent of Total (1)
Oliver Press Partners, LLC (2) 152 West 57th Street New York, New York 10019	2,581,097	10.67%
Dimensional Fund Advisors (2) 1299 Ocean Ave., 11th Floor Santa Monica, CA 90401	2,066,651	8.54%
Eagle Asset Management, Inc.(2) 880 Carillon Parkway St. Petersburg, FL 33716	1,905,149	7.88%
Wells Fargo Capital Management (2) 525 Market Street, 10th Floor San Francisco, CA 94105	1,293,061	5.35%
John R. Ambroseo, PhD (3)	911,005	3.64%
Helene Simonet (4)	303,618	*
Luis Spinelli (5)	72,402	*
Bret M. DiMarco (6)	35,607	*
Ronald A. Victor (7)	47,585	*
John H. Hart (8)	51,000	*
Susan James (9)	—	*
Clifford Press (10)	2,581,097	10.67%
Garry W. Rogerson, PhD (11)	48,000	*
Lawrence Tomlinson (12)	42,000	*
Sandeep Vij (13)	51,600	*
All directors and executive officers as a group (11 persons)(14)	4,143,914	16.21%

* Represents less than 1%.

(1) Based upon 24,191,115 shares of Coherent common stock outstanding as of September 30, 2008. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, each share of Coherent common stock subject to options held by that person that are currently exercisable or will be exercisable within 60 days of September 30, 2008 and all shares of restricted stock which are vested on September 30, 2008, are deemed outstanding. For Dr. Ambroseo, Ms. Simonet, Messrs. Spinelli, Victor and DiMarco, no shares of performance-based restricted

stock or restricted stock units are included. In addition, such shares, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on the most recent Schedule 13D (or amendments thereto) filed by such person with the SEC prior to the date of filing this proxy statement and a review of a shareholder listing report provided by a third party provider. For Oliver Press Partners, LLC, the Company notes that the 13 D/A filed by Oliver Press Partners, LLC on January 10, 2008 was a joint filing and included shares held by the individuals and entities set forth in the filing. See also footnote 10 below.

(3) Includes 849,500 shares issuable upon exercise of options held by Dr. Ambroseo which were exercisable or would become exercisable within 60 days of September 30, 2008.

(4) Includes 290,000 shares issuable upon exercise of options held by Ms. Simonet which were currently exercisable or would become exercisable within 60 days of September 30, 2008.

(5) Includes 69,500 shares issuable upon exercise of options held by Mr. Spinelli which were exercisable or would become exercisable within 60 days of September 30, 2008.

(6) Includes 35,000 shares issuable upon exercise of options held by Mr. DiMarco which were exercisable or would become exercisable within 60 days of September 30, 2008.

(7) Includes 41,000 shares issuable upon exercise of options held by Mr. Victor which were exercisable or would become exercisable within 60 days of September 30, 2008.

(8) Includes 46,500 shares issuable upon exercise of options held by Mr. Hart which were exercisable or would become exercisable within 60 days of September 30, 2008.

(9) Ms. James was elected to the Board of Directors in March 2008 and, accordingly, has no options which were exercisable or would become exercisable within 60 days of September 30, 2008.

(10) Mr. Press was elected to the Board of Directors in March 2008 and, accordingly, has no options which were exercisable or would become exercisable within 60 days of September 30, 2008. Mr. Press is also a (i) Managing Member of Oliver Press Investors, LLC, a Delaware limited liability company and the general partner of each of Davenport Partners, L.P., a Delaware limited partnership ("Davenport"), JE Partners, a Bermuda partnership ("JE"), and Oliver Press Master Fund LP, a Cayman limited partnership ("Master Fund"; and, together with Davenport and JE, the "Partnerships"), and (ii) Managing Member of Oliver Press Partners, LLC, a Delaware limited liability company and the investment advisor to each of the Partnerships. The Partnerships own the securities reflected herein, all of which are subject to the shared voting and investment authority of Mr. Press, among others. Mr. Press' interest in the securities reflected herein is limited to the extent of his pecuniary interest in the Partnerships, if any and he disclaims beneficial ownership thereof.

(11) Includes 47,000 shares issuable upon exercise of options held by Dr. Rogerson which were exercisable or would become exercisable within 60 days of September 30, 2008.

(12) Includes 38,800 shares issuable upon exercise of options held by Mr. Tomlinson which were exercisable or would become exercisable within 60 days of September 30, 2008.

(13) Includes 48,000 shares issuable upon exercise of options held by Mr. Vij which were exercisable or would become exercisable within 60 days of September 30, 2008.

(14) Includes an aggregate of 1,465,300 options which were exercisable or would become exercisable within 60 days of September 30, 2008.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish us with copies of all forms that they file pursuant to Section 16(a). Based solely on our review of the copies of such forms received by us, and on written representations from certain reporting persons that no other reports were required for such persons, we believe that, during fiscal 2008, our officers, directors and greater than ten percent stockholders complied with all applicable Section 16(a) filing requirements, except that Oliver Press Partners LLC filed its Form 3 in August 2008 and it was originally due in March 2008.

EXECUTIVE OFFICERS AND EXECUTIVE COMPENSATION

Executive Officers

The name, age, position and a brief account of the business experience of our chief executive officer and each of our other executive officers as of January 5, 2008 are set forth below:

Name	Age	Office Held
John R. Ambroseo, PhD	47	President and Chief Executive Officer
Helene Simonet	56	Executive Vice President and Chief Financial Officer
Luis Spinelli	61	Executive Vice President and Chief Technology Officer
Bret M. DiMarco	40	Executive Vice President, General Counsel and Corporate Secretary

Please see "Directors" above for Dr. Ambroseo's biographical information.

Helene Simonet. Ms. Simonet has served as our Executive Vice President and Chief Financial Officer since April 2002. Ms. Simonet served as Vice President of Finance of our former Medical Group and Vice President of Finance, Photonics Division from December 1999 to April 2002. Prior to joining Coherent, she spent over twenty years in senior finance positions at Raychem Corporation's Division and Corporate organizations, including Vice President of Finance of the Raynet Corporation. Ms. Simonet has both Master's and Bachelor degrees from the University of Leuven, Belgium.

Luis Spinelli. Mr. Spinelli has served as our Executive Vice President and Chief Technology Officer since February 2004. Mr. Spinelli joined the Company in May 1985 and has since held various engineering and managerial positions, including Vice President, Advanced Research from April 2000 to September 2002 and Vice President, Corporate Research from September 2002 to February 2004. Mr. Spinelli has led the Advanced Research Unit from its inception in 1998, whose charter is to identify and evaluate new and emerging technologies of interest for us across a range of disciplines in the laser field. Mr. Spinelli holds a degree in Electrical Engineering from the University of Buenos Aires, Argentina with post-graduate work at the Massachusetts Institute of Technology.

Bret M. DiMarco. Mr. DiMarco has served as our Executive Vice President and General Counsel since June 2006 and our Corporate Secretary since February 2007. From February 2003 until May 2006, Mr. DiMarco was a member and from October 1995 until January 2003 was an associate at Wilson Sonsini Goodrich & Rosati, P.C., a law firm. Mr. DiMarco received a Bachelor degree from the University of California at Irvine and a Juris Doctorate degree from the Law Center at the University of Southern California. He is also an adjunct professor of law at the University of California Hastings College of the Law, teaching corporate law and mergers & acquisitions.

Compensation Discussion and Analysis

Our Executive Compensation Philosophy

Our executive compensation programs are designed to provide strong alignment between executive pay and performance and to focus executives on making policies and decisions that enhance Coherent's stockholder value over time. As we explain further below, the Compensation and H.R. Committee is highly focused on having a significant portion of our executive officers' compensation tied to achieving certain performance goals. Accordingly, our objectives are to:

- Ensure that the executive team has clear goals and accountability with respect to our financial performance;
- Attract, motivate and retain talented executives who are responsible for the success of our company by maintaining a total compensation program that is competitive with the prevailing practices in our industry;
- Provide market levels of pay for meeting target performance expectations, with above market pay for performance above target and below market pay for performance below target;
- Be mindful in our design of an executive compensation structure of both our historical practices, as well as the evolving practices in our industry as well as the broader high technology industry;
- Promote our culture of integrity by properly rewarding appropriate risk taking, while not promoting excessive risk taking;
- Benchmark pay practices including and beyond the photonics industry to recognize that we face competitors ranging from smaller to larger enterprises in the broader high technology market; and
- Prudently utilize discretion to make awards that differ from the defined pay structure, as warranted, to recognize exceptional circumstances and performance.

Throughout this Proxy Statement, our chief executive officer and chief financial officer during fiscal 2008, as well as the other individuals who are included in the Fiscal 2008 Summary Compensation Table, are referred to as our "Named Executive Officers."

Compensation and H.R. Committee Operations and Decision Making

The committee held ten (10) meetings in fiscal 2008. Typically, the committee has considered Named Executive Officer base salary and other compensation during March or April of each fiscal year, but beginning in fiscal 2009, will be reviewing such compensation during the first fiscal quarter.

Role and Authority of Our Compensation and H.R. Committee

During fiscal 2008, the Compensation and H.R. Committee of the Board of Directors consisted of Messrs. Hart (Chair) and Vij and Dr. Rogerson. Each of these individuals qualifies as (i) an "independent director" under the requirements of The NASDAQ Stock Market, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934 (the "1934 Act"), (iii) an "outside director" under Section 162(m) of the Code and (iv) an "independent outside director" as that term is defined by RiskMetrics Group, formerly Institutional Shareholder Services.

The Compensation and H.R. Committee is responsible for ensuring that our executive compensation programs are effectively designed, implemented and administered. In particular, the committee reviews the corporate goals and objectives and approves the compensation for our Named Executive Officers. The compensation includes base salary and incentive non-equity and equity compensation as well as executive benefits and perquisites. The committee has sole authority delegated to it by the Board to make equity grants to our Named Executive Officers.

Our Compensation and H.R. Committee has adopted a charter, a copy of which may be found on our website at "www.coherent.com"—"Company"—"Corporate Governance." The committee reviews its charter annually and, where appropriate, revises it accordingly.

The committee may meet with or without management present, at its discretion. The committee regularly conducts an executive session without management present. The objective of these sessions is to enable the committee to discuss compensation issues without those who will be affected by the decisions in attendance.

Role of Executive Officers in Compensation Decisions

The Compensation and H.R. Committee regularly meets with Dr. Ambroseo, our chief executive officer, to obtain recommendations with respect to the compensation programs, practices and packages for our Named Executive Officers other than Dr. Ambroseo. Additionally, Ms. Simonet, our executive vice president and chief financial officer, and Mr. DiMarco, our executive vice president and general counsel are regularly invited to meetings of the committee or otherwise asked to assist the committee. During fiscal 2008, Mr. Victor, our former executive vice president, human resources also regularly attended the committee's meetings. The assistance of these individuals includes providing financial information and analysis for the committee and its compensation consultants, taking minutes of the meeting or providing legal advice, the development of compensation proposals for consideration, and providing insights regarding our employees (executive and otherwise) and the business context for the committee's decisions. Named Executive Officers will attend portions of committee meetings when requested, but will leave the meetings as appropriate when matters which will potentially affect them personally are discussed. From time to time, outside legal counsel attends committee meetings. The Compensation and H.R. Committee makes decisions regarding Dr. Ambroseo's compensation without him present.

Role of Compensation Consultants

In fiscal 2008, the Compensation and H.R. Committee engaged Farient Advisors ("Farient") as its compensation consultants. Farient was retained to comprehensively review and analyze our executive compensation program and to make recommendations for fiscal 2008 compensation. Farient serves at the discretion of the committee and does no other work for the Company unless it was expressly authorized by the committee. Since their retention, Farient has not done any work for the Company other than its work with the committee. The committee believes that it is critical for its compensation consultant to meet with management, especially our chief executive officer to obtain their perspectives on the context for decision-making and impact of compensation recommendations.

The Board of Directors also determined that a separate consultant was needed for Board-related compensation to avoid any perceived conflict of interest for the committee's advisor, Farient. Mr. DiMarco, our general counsel and corporate secretary, on behalf, and at the direction, of the Board, retained Compensia, Inc. ("Compensia") to provide a comprehensive review on compensation for membership on the Board and its committees. Following a recommendation from Compensia, during fiscal 2008, the Board determined the compensation to be paid for service on special committees, including the Special Committee and the Special Litigation Committee. Additionally, during fiscal 2008, Compensia provided recommendations to the Board with regards to its non-equity compensation, which was adopted by the Board in September, 2008 and effective in fiscal 2009.

The table below illustrates director compensation for fiscal 2009:

Position	Annual Retainer(1)
Board Member	$40,000
Board Chair	$16,000
Audit Committee Chair	$34,000
Compensation and H.R. Comm. Chair	$16,000
Governance & Nominating Comm. Chair	$10,750

Position	Annual Retainer(1)
Audit Committee member (non-Chair)	$12,500
Compensation and H.R. Committee member (non-Chair)	$8,500
Governance and Nominating Committee member (non-Chair)	$6,500

(1) The annual retainer is paid quarterly in equal installments.

Additionally, Coherent participates in and maintains a subscription to the Radford Executive Compensation Survey. This survey provides benchmark data and overall practices reports to assist the Company with regards to employees generally. Such data includes executive compensation data and is presented from time to time to the committee at its request.

Pay Positioning Strategy and Benchmarking of Compensation

Coherent has striven to position the midpoint of its target compensation ranges near the 50th percentile of its peers, resulting in targeted total compensation that is competitive within our labor market for performance that meets the objectives established by the committee. An individual's actual salary, non-equity incentive compensation opportunity and equity compensation may fall below or above the target position based on the individual's experience, seniority, skills, knowledge, performance and contributions. These factors are weighed individually by the committee in its judgment, and no one factor takes precedence over others nor is any formula used in making these decisions. The chief executive officer's review of the performance of his direct reports is carefully considered by the committee in making individual pay decisions. Actual realized pay will be higher or lower than the targeted amounts for each individual based primarily on Company performance.

In analyzing our executive compensation program relative to this target market positioning, the committee reviewed information provided by its independent compensation consultant, which includes an analysis of data from peer companies' proxy filings with respect to similarly situated individuals at the peer companies and from multiple compensation survey sources, including a broad cross-section of technology companies of similar size to Coherent from the Radford Executive Compensation Survey and survey data provided by Salary.com. For pay decisions made in fiscal 2008, Farient recommended that the committee approve modifications to the group of peer companies for conducting compensation analyses from proxies to better reflect the Company's size, strategy and business. For fiscal 2008, the peer companies were Adaptec Inc., Altera Corporation, Axcelis Technologies, Inc., Cirrus Logic, Inc., Cymer Inc., Cypress Semiconductor, Integrated Device Technology, FEI Company, JDS Uniphase, Lam Research, Linear Technology, Newport Corporation, Novellus Systems, Plantronics Inc., PMC-Sierra, Inc. and Trimble Navigation Limited.

The committee reviews and updates, if necessary, the peer group used for proxy analyses annually to ensure that the comparisons are meaningful. Several factors are considered in selecting the peer group, the most important of which are:

- Industry (primarily companies in the Electronic Equipment and Semiconductor sub-industry classifications defined by the Global Industry Classification Standard (GICS) system);
- Revenue level (as a proxy for complexity) (primarily companies with between $200 million and $2 billion in revenues); and
- Geographic location (technology markets, primarily in the Bay Area).

The committee's perspective is that companies that meet these criteria are the most likely competitors for executive talent in our labor markets.

For fiscal 2009, Farient recommended that the committee modify the group of peer companies for conducting compensation analyses based on the factors above to better reflect the Company's size, strategy and business. Following these recommendations, the committee removed Adaptec, Inc., Cirrus Logic, Inc., Cypress Semiconductor Corp., Lam Research Corp. and Novellus Systems, Inc. and added FLIR Systems, Inc. and GSI Group, Inc. to the peer group for fiscal 2009. The committee also was mindful and took into consideration the recent policy update by RiskMetrics with regards to the formulation and use of peer groups and the relative size of peers, although the peer group selected is not confined to the Global Industrial Classification System (GICS) code for Coherent.

Components of Compensation

The principal components of Coherent's executive officer compensation and employment arrangements during fiscal 2008 included:

- Base salary;
- Variable cash incentive payments;
- Long-term equity awards through time-based stock options;
- Long-term equity awards through time-based restricted stock units;
- Long-term equity incentive awards through performance-based restricted stock units;
- Change of control protection through participation in our Change of Control Plan;
- Retirement savings matching benefits provided under a 401(k) plan and under a deferred compensation plan;
- Executive perquisites; and
- Benefit programs generally available to other employees.

These components were selected because the committee believes that a combination of salary, incentive pay, benefits and perquisites is necessary to help us attract and retain the executive talent on which Coherent's success depends and in recognition of some of the benefits which have historically been available to executives at the Company. The variable components are structured to allow the committee to reward performance throughout the fiscal year and to provide an incentive for executives to appropriately balance their focus on short-term and long-term strategic goals. The fixed components, including salary, benefits and perquisites, are structured to provide a minimum level of security for our executives relative to their day-to-day spending needs and long-term needs for income and are intended to be competitive with the levels of base income that each executive could receive from similar employment at other companies. The committee believes that, when taken together, these components are effective in achieving the objectives of our compensation program and philosophy and are reasonable relative to our strategy of managing total compensation near the 50th percentile of market practices.

The committee annually reviews the entire compensation program with the assistance of Farient, its independent compensation consultant. The committee reviews change in control protections every two years upon renewal of the plan. However, the Compensation and H.R. Committee may at any time review one or more components as necessary or appropriate to ensure such components remain competitive and appropriately designed to reward performance. In setting compensation levels for a particular Named Executive Officer, the committee considers both individual (as described above) and corporate factors.

As a result of the Company's historical equity grant review, the committee did not make any equity grants to the Named Executive Officers during fiscal 2007. During fiscal 2008, the committee made three types of grants to the Named Executive Officers: (a) an option grant to address missed cycle grants in fiscal 2007, (b) a grant of time-based restricted stock units and (c) as part of the committee's focus on tying a significant portion of the Named Executive Officers' compensation to performance criteria, performance- based restricted stock units which will vest (assuming achievement of the performance metrics) in November, 2010 (as discussed more fully below).

Base Salary and Variable Non-Equity Incentive Compensation

Base Salary

Coherent provides base salary to its Named Executive Officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. The Compensation and H.R. Committee reviewed information provided by its independent compensation consultant with respect to similarly situated individuals at the peer companies to assist it in determining base salary for each Named Executive Officer. In addition, the committee considers each individual's experience, skills, knowledge and responsibility. In reviewing each Named Executive Officer other than the chief executive officer, the committee also considers such individual's performance review provided by the chief executive officer. With respect to the chief executive officer, the committee additionally considers the performance of Coherent as a whole.

During Coherent's voluntary internal review of its historical equity grants, the Compensation and H.R. Committee determined not to consider changes to the compensation of the Named Executive Officers until that review was completed. Accordingly, in the fourth quarter of fiscal 2007, following the announcement of the completion of the Special Committee's internal review, the Compensation and H.R. Committee asked Farient to review executive officer compensation. Farient noted that Mr. DiMarco's base salary was below the 50th percentile of the peer group and recommended to the committee that it increase his annual base salary from $250,000 to $300,000, which put his base salary slightly below the 50th percentile, but brought his overall direct cash compensation (including incentive-based cash compensation) to approximately the 50th percentile. The Compensation and H.R. Committee approved that recommendation and Mr. DiMarco's salary increase was effective in the first quarter of fiscal 2008.

In the third quarter of fiscal 2008, the committee again reviewed the base salaries of the Named Executive Officers. Farient provided an extensive overview and analysis of the benchmarked data and comparative results for the base salaries of our Named Executive Officers. In reviewing the base salaries of the Named Executive Officers, the Compensation and H.R. Committee determined that increases were appropriate for Dr. Ambroseo, Ms. Simonet and Mr. Spinelli. Given the adjustment made to Mr. DiMarco's salary during the fourth quarter of the prior fiscal year, the committee determined that he was compensated at the 50th percentile and, therefore, no further adjustment was needed at that time. Additionally, given that Mr. Victor had previously announced his retirement effective in January 2009, no adjustment to base salary was warranted. The following table illustrates the base salary adjustments (rounded) approved by the committee during the third fiscal quarter of 2008:

Name	Prior Salary	Increase	New Salary
John Ambroseo	$ 548,000	$32,000 or 6%	$ 580,000
Helene Simonet	$ 352,000	$18,000 or 5%	$ 370,000
Luis Spinelli	$ 251,000	$5,000 or 2%	$ 256,000

During the first quarter of fiscal 2009, upon management's recommendation, the committee determined not to increase salaries for fiscal 2009. Prior to making this determination the committee discussed management's recommendation with Farient, which agreed with the recommendation.

Variable Non-Equity Incentive Compensation

To focus each executive officer on the importance of the performance of Coherent, a substantial portion of each individual's potential short-term compensation is in the form of variable incentive pay that is tied to achieving goals established by the Compensation and H.R. Committee. In fiscal 2008, Coherent maintained one incentive cash program under which executive officers were eligible to receive bonuses: the 2008 Variable Compensation Plan ("2008 VCP"). In the first quarter of fiscal 2008, the Compensation and H.R. Committee amended the Company's Productivity Incentive Plan ("PIP") to remove executive officers (including the Named Executive Officers) from being eligible participants for awards under PIP. Going forward, the committee felt that PIP was not a material part of compensation for the Named Executive Officers and that it would be administratively more effective to have the variable cash incentive compensation for Named Executive Officers under a single plan.

2008 VCP

The 2008 VCP was designed to promote the growth and profitability of Coherent. It provided incentive compensation opportunity in line with targeted market rates to our Named Executive Officers who are critical to the successful development and attainment of the Company's business objectives. Under the 2008 VCP, participants were eligible to receive quarterly bonuses if specific performance goals set by the committee at the beginning of the year were achieved. The Compensation and H.R. Committee established these goals when it adopted the 2008 VCP during the first quarter of fiscal 2008. In setting the performance goals, the Compensation and H.R. Committee assessed the anticipated difficulty and relevant importance to the success of Coherent of achieving the performance goals.

The actual awards (if any) payable for each quarter varied depending on the extent to which actual performance met, exceeded or fell short of the goals approved by the committee. The 2008 VCP established goals tied to achieving varying levels of quarterly revenue and pre-tax profit goals. The committee determined that the targeted goals for the 2008 VCP would be (i) at least 80% of the budgeted quarterly revenue set forth in the Company operating plan and (ii) at least 80% of the Company's budgeted profit before taxes, as adjusted for extraordinary items, such as the fiscal impact of stock option expensing under FASB 123(R), stock investigation costs and litigation related thereto, impairment or restructuring charges, and the impact of significant acquisitions (the "PBIT Target"). Therefore, to have a minimum payout under the 2008 VCP, the Company would have to meet or exceed, on a quarterly basis, 80% of (i) budgeted revenue and (ii) the PBIT Target, both as measured against the Board- approved Company operating plan. Assuming each of the thresholds were met, the amount each participant received could fluctuate between 0% (for less than 80% of the PBIT Target) and 200% (for 120% or higher achievement of the PBIT Target) of the targeted amount for each quarter as follows:

PBIT Target Achievement	Payout Modifier
Less than 80%	0%
80%	50%
85%	62.5%
90%	75%
95%	87.5%
100%	100%
105%	125%
110%	150%
115%	175%
120%	200%

If Coherent failed to meet at least 80% of the goal for each of the targets for a particular quarter, the participant would not receive any bonus for that particular quarter. As noted above, the committee set these performance goals to focus the management team on increasing the performance of the Company through meeting quarterly revenue targets and maximizing pretax profits. The committee and Farient chose to focus on revenue growth and pretax profits so that the executive management was incentivized to deliver the type of growth which benefits our stockholders, namely increasing sales and profitability. The specific goals used to determine 2008 VCP awards in each quarter included detailed information on the Company's cost structure and business plans and are therefore considered confidential business information, the disclosure of which could result in competitive harm. Based on a review of past performance goals and the goals for fiscal 2008, the committee believes that the goals were reasonably difficult to achieve, as demonstrated by the fact that the Company did not achieve all of the targets set by the committee for fiscal 2008, resulting in a payout less than the targeted amount. Additionally, in approving the 2008 Variable Compensation Plan in the first quarter of fiscal 2008, the committee, upon recommendation of Farient, determined that the amount each participant may receive can fluctuate between 0 and 200% of the targeted amount. The committee determined to, as compared to the fiscal 2007 Variable Compensation Plan, increase the cap from 150% to 200% and to decrease the achievement threshold from 90% to 80% to reflect the volatile nature of quarterly performance results in technology companies and to be consistent with peer pay practices.

The table below describes for each Named Executive Officer under the 2008 Variable Compensation Plan (i) the target percentage of base salary, (ii) the potential award range as a percentage of base salary, and (iii) the actual award earned for fiscal 2008.

Named Executive Officer	Target Percentage of Base Salary	Payout Percentage Range of Base Salary	Actual Award (1)	Actual Award Percentage of Base Salary (2)(3)
John Ambroseo	100%	0-200%	$ 534,621	94.8%
Helene Simonet	70%	0-200%	$ 239,649	66.4%
Bret DiMarco	50%	0-200%	$ 143,275	47.8%
Luis Spinelli	50%	0-200%	$ 120,635	47.6%
Ron Victor	50%	0-200%	$ 114,567	47.8%

(1) Reflects amounts earned during fiscal year 2008.
(2) This reflects the aggregate quarterly bonuses earned by the Named Executive Officers for fiscal year 2008 under the 2008 Variable Compensation Plan.
(3) As seen in the plan-based award table below, no payments were made for the fourth fiscal quarter under the 2008 Variable Compensation Plan as the Company did not achieve the minimum performance requirements.

Long-Term, Equity-Based Incentive Awards

Equity-based awards are made to our employees, including the Named Executive Officers, under Coherent's 2001 Stock Plan. The goal of our equity-based award program is to provide employees and executives the perspective of an owner with a stake in the success of Coherent, thus further increasing alignment with our stockholders. Coherent's long-term incentive program may include the grant of stock options, time-based restricted stock and/or incentive-based restricted stock.

When making its compensation decisions, the committee reviews the comprehensive compensation overview prepared by Farient which reflects potential realizable value under current short and long term compensation arrangements for the Named Executive Officer.

Fiscal 2008 Awards

During several meetings over the first and second quarters of fiscal 2008, the committee met with Farient to discuss the design of an appropriate long-term, equity based incentive award program. The committee determined to base the program largely on restricted stock units, given the option grants made to certain employees (including certain Named Executive Officers) during the first quarter of fiscal 2008. In particular, during the second quarter of fiscal 2008, the committee determined to have a 50-50 split between time-based and performance-based restricted stock units in its grants to Named Executive Officers, with the performance-based grants having a multiplier dependent upon achieving performance goals. In reviewing and determining the performance goals to utilize in the grants, the committee focused on two elements: the publicly announced adjusted EBITDA as a percentage of sales goals and a minimum gross revenue achievement. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and certain other non-operating income and expense items and other items, such as the fiscal impact of stock option expensing under FASB 123(R), stock investigation costs and litigation related thereto, impairment or restructuring charges, and the impact of significant acquisitions.

The committee strongly believed that at least half of the long-term equity-based awards to the Named Executive Officers should be tied through cliff vesting to these announced goals, so that the individuals who can significantly impact the Company's performance are incentivized to achieve or exceed these targets. The vesting of the performance-based grants vary from 0-300% of the base-line performance grants and achievement will be measured in the first quarter of fiscal 2011—the adjusted EBITDA and the revenue threshold are both measured against the full fiscal year 2010 results. The performance targets are structured so that the grant recipients, including the Named Executive Officers, are strongly incentivized to take the necessary operational steps to drive adjusted EBITDA improvement. The measurement for the performance grants is for adjusted EBITDA for the entire fiscal year 2010, rather than the announced adjusted EBITDA goals which are measured for exiting fiscal year 2010 to measure the recipient's entire year's performance. The revenue threshold selected represents a dollar amount which would be the highest annual revenue ever achieved by the Company. Given the current economic conditions, it is unlikely the Company will be able to achieve this revenue threshold. By way of illustration, in the case that the Company met its adjusted EBITDA goals, but did not achieve the revenue threshold, none of the performance-based restricted stock units would vest. The committee continues to believe that these targets are difficult to achieve, especially given the included required minimum revenue threshold. The time-based grants vest in three equal annual installments from the date of grant. The specific goals used to determine the achievement of the performance vesting requirements include detailed information on the Company's cost structure and business plans and are therefore deemed confidential business information, the disclosure of which could result in competitive harm.

The following table reflects the grants and ranges for the Named Executive Officers for the time and performance-based restricted stock unit grants during fiscal 2008:

Restricted Stock Unit Grants to Named Executive Officer During Fiscal 2008:

Named Executive Officer	Time-Based RSU Grants	Potential Range for Performance-Based RSU Grants, depending upon achieving performance metrics
John Ambroseo	22,500	0-67,500
Helene Simonet	12,500	0-37,500
Bret DiMarco	10,000	0-30,000
Luis Spinelli	5,000	0-15,000

In the first quarter of fiscal 2008, upon the recommendation of Farient, the committee granted stock options to certain employees, including certain of the Named Executive Officers. These grants were made following the conclusion of the voluntary stock option review and in recognition of the fact that no long-term incentive compensation was provided during fiscal 2007. Stock options were selected as the equity vehicle for grant since they create an incentive to enhance stockholder value, help to retain valuable talent through vesting provisions, and were available for grant during the period that the Company was not current in its reporting obligations. Grants to selected individuals, including Dr. Ambroseo,

Ms. Simonet, and Mr. DiMarco included both a market-based portion tied to competitive pay practices and an above market portion provided to recognize the extraordinary contributions of these individuals during the stock option review process and to encourage their retention. These grants featured a shorter vesting period than our traditional grants (18 months rather than three years) to recognize that the grants would have been made at the beginning of the year rather than after year end absent the stock option review process.

Performance Outcomes of Prior Awards

During the third quarter of fiscal 2006, the Compensation and H.R. Committee adopted a performance-based restricted stock program for certain employees of the Company, including the Named Executive Officers. The restricted stock grants were subject to annual vesting over three years depending upon the achievement of performance measurements tied to Coherent's internal metrics for revenue growth of a range of approximately 5-12% and adjusted EBITDA of approximately 16-20% as a percentage of sales. The committee felt that a three year goal of revenue and adjusted EBITDA as a percentage of sales improvements were the correct goals for incentivizing the management team. The committee set these goals so that they were challenging to achieve. The vesting of the restricted stock was variable, so that the number of shares earned could range from 0% to 125% of the grant target for fiscal 2006 and 0% to 200% of the grant target for fiscal 2007 and fiscal 2008. In addition, the aggregate shares of restricted stock were to be awarded on a staggered basis as follows: 25% in 2006, 35% in 2007 and 40% in 2008. Given the variability, the range of the aggregate number of shares of restricted stock which could be earned by the Company's Named Executive Officers over the three year period was as follows: Dr. Ambroseo—0-52,562 shares; Ms. Simonet—0-24,468 shares; Mr. Spinelli—0-10,875 shares; Mr. Victor—0-6,706 shares and Mr. DiMarco—0-5,981 shares. Based on the revenue growth and adjusted EBITDA percentage for fiscal 2007 and 2008, no shares under the program vested in fiscal 2008 or fiscal 2009.

Remedial Actions Related to the Historical Equity Grant Investigation

During the second quarter of fiscal 2008, the committee reviewed a series of option grants which were due to expire unexercised due to the Company not being current with respect to its voluntary stock option review. Options representing an aggregate of 416,075 shares were due to expire in April 2008, of which 387,500 were held by Dr. Ambroseo, Ms. Simonet and Messrs. Spinelli and Victor. None of the foregoing grants had incorrect original grant dates. The committee determined to extend the expiration date for such grants by fifteen months, which was approximately equivalent to the period during which such option holders were prohibited from exercising their options.

During the third quarter of fiscal 2008, the committee reviewed the Internal Revenue Code Section 409A ("Section 409A") liability faced by Mr. Spinelli related to his exercise in calendar year 2006 of a misdated option grant. Mr. Spinelli is the only Named Executive Officer who had any potential Section 409A liability related to the exercise of misdated options. The committee approved the Company reimbursing Mr. Spinelli for his tax obligations (approximately $54,000) under Section 409A as a result of his exercise. Further, in June 2008, the committee authorized the Company to amend two of Mr. Spinelli's stock options (the "Spinelli Options") to increase the exercise prices of such options: an option to purchase 5,058 shares of Coherent common stock was amended to increase the exercise price from $19.77 to $24.90, and an option to purchase 14,942 shares of Company common stock was amended to increase the exercise price from $19.77 to $24.90. Because the Spinelli Options were originally granted with a per share exercise price less than the fair market value of a share of Company common stock on the date of grant, such options may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended. The Internal Revenue Service promulgated special transition rules to protect taxpayers from the adverse tax consequences of Section 409A by permitting certain holders of discounted options to amend such option to increase the exercise price to the fair market value of the common stock on such options' original grant date, so long as such amendment occurs by December 31, 2008. Therefore, the committee authorized the amendments to the Spinelli Options described above to avoid adverse tax consequences under Section 409A to Mr. Spinelli. In addition, in order to compensate Mr. Spinelli for the loss of the built-in value associated with increasing the exercise prices of the Spinelli Options, the committee authorized a cash payment to Mr. Spinelli of $107,730, which equals approximately 105% of the built-in loss of value of the Spinelli Options. Such payment was made on the Company's first payroll date in calendar 2009, less applicable withholdings.

The Compensation and H.R. Committee has reviewed the number of option grants which expired unexercised held by Dr. Ambroseo, Ms. Simonet and Messrs. Spinelli and Victor. At this time, the committee has not reached a conclusion as to whether or not any remedial payments or actions will be taken with regards to such grants or, to the extent remedial payments or actions are taken, how the value of such expired options should be measured.

Employee Stock Option Tender Offer

In April 2008, the Company initiated a tender offer related to certain discount options held by non-executive employees discovered during our voluntary review of our historical stock option practices. Discount options are options with an exercise price that is less than the fair market value of the shares underlying the option at the time of grant. The discounted options included in this offer were certain options which vested after December 31, 2004. During the tender offer period, non-executive employees had the ability to amend the exercise price per share for eligible options to the fair market value of the underlying option as of the measurement date of that option, and receive a cash payment for the difference between the discounted share price and the amended share price. This amendment was designed to allow holders of discount options to avoid certain adverse tax consequences associated with discount options. The offer expired on May 9, 2008.

Equity Award Practices

Our broad-based employee stock option program is designed to promote long-term retention and recognize individual performance. Participation is driven by the annual review process. Guidelines are based on competitive market practice for grants for new hires, promotions, and ongoing performance-related grants. Typically, an employee may be offered an option or restricted stock grant upon beginning employment and may be eligible for periodic grants thereafter. The size of grants (and eligibility for the same) is influenced by the prevailing guidelines and the individual's performance or particular requirements at the time of hire. Employees, including the Named Executive Officers, are also eligible to participate in our Employee Stock Purchase Plan.

Stock Grant Process

During the first quarter of fiscal 2008, following the recommendation of the Special Committee, the Board of Directors approved a number of refinements to our stock grant processes. Beginning in fiscal 2008, the committee process for granting equity awards is as follows:

- The Compensation and H.R. Committee has the authority to make equity grants to both executive officers and other service providers;
- The Compensation and H.R. Committee will make grants in open trading window periods with grants effective on the date of such meeting, or, if due to exigent circumstances they meet in a closed window period, the grant will be effective 45 days thereafter;
- The Compensation and H.R. Committee has delegated authority to the equity grant committee, consisting of our chief executive officer and our chief financial officer, to meet on the second Friday of any particular month (only if such date is in an open trading window) to make equity grants consistent with previously approved guidelines to non-executive officer service providers; and
- Neither committee may grant equity awards by written consent.

During fiscal 2008 equity grants were only made by the Compensation and H.R. Committee.

Stock Grant Policies

The Board of Directors and/or the Compensation and H.R. Committee annually considers a "burn rate" which the annual grants of equity awards under the 2001 Stock Plan will not exceed. "Burn rate" is the potential dilution of common shares outstanding if all new equity grants are vested and/or exercised, expressed as a percentage of common shares outstanding.

Due to the historical stock option investigation no burn rate target was set for fiscal 2007. Only two non-executive officers received option grants during fiscal 2007 and, therefore, the fiscal year "burn rate" was only 0.11%.

In fiscal 2008, the Compensation and H.R. Committee granted an aggregate of 1,029,650 shares subject to options, and time-based and performance-based (at 100% target) restricted stock units representing 3.26% of Coherent's outstanding common stock as of February 28, 2008 (excluding automatic grants to directors under the Director Option Plan). Given the limited grants made in fiscal 2007, the committee, upon recommendation of Farient, believed that the increase to the annual burn rate was warranted. Since those grants, Coherent has also completed a large stock repurchase so that the outstanding shares of Coherent were reduced to 24,191,115 as of September 27, 2008. The committee has approved a burn rate of 3.3% for fiscal 2009. With the assistance of Farient, the committee has reviewed this burn rate relative to peer practices and guidance from RiskMetrics and found that the total dilution was consistent with the median of peer practices and complied with the RiskMetrics guidelines.

In general, we issue only nonqualified stock options to employees and executives, although we have issued incentive stock options in the past. In the last few years, we have typically granted options subject to either two or three year vesting, with an equal tranche vesting on each of the applicable calendar anniversaries following the grant date. These grants typically have a life of six years. As noted above, in the grants made in the first quarter of fiscal 2008 which vest over 18 months due to the delay in granting, the committee determined that in order to have an immediate significant retention impact, the grants were made with half of the shares vesting in each of April 2008 and April 2009 subject to continued service through such dates.

Deferred Compensation

Executive officers are eligible to participate in our 401(k) Retirement Plan on the same terms as all other U.S. employees. Our 401(k) Retirement Plan is a tax-qualified plan and therefore is subject to certain Internal Revenue Code limitations on the dollar amounts of deferrals and Company contributions that can be made to plan accounts. These limitations apply to our more highly- compensated employees (including the Named Executive Officers).

Coherent maintains a Deferred Compensation Plan for executive management personnel and certain former members of the board of directors. Formerly a number of non-executive employees were eligible to participate in the plan. The purpose of the Deferred Compensation Plan is to permit eligible participants the option to defer receipt of compensation pursuant to the terms of the plan. The Deferred Compensation Plan permits participants to contribute, on a pre-tax basis, up to 75% of their base salary earnings, up to 100% of their bonus pay and commissions and up to 100% of directors' annual retainer earned in the upcoming plan year. Plan participants may invest deferrals in a variety of different deemed investment options. To preserve the tax-deferred status of deferred compensation plans, the IRS requires that the available investment alternatives be "deemed investments." Participants do not have an ownership interest in the funds they select; the funds are only used to measure the gains or losses that are attributed to the participant's deferral account over time. The participant's deferrals and earnings are reflected on Coherent's financial statements and remain, respectively, a general asset and unfunded liability of the Company. Participants have the status of unsecured creditors of Coherent with respect to the payment of plan benefits. Separate distribution elections are made by the plan participant for each plan year and include lump sum payment, annual installments and future year scheduled in-service withdrawals.

At our discretion, we may provide for contributions in excess of the Internal Revenue Code limit to qualified 401(k) plans to be made to the non-qualified deferred compensation plan. The calculation for this non-qualified plan contribution is 6% of eligible compensation (as defined by the 401(k) qualified plan) less the 401(k) qualified plan match limit. In fiscal year 2008, a contribution was made to the non-qualified deferred compensation plan for certain Named Executive Officers for plan year 2007. These amounts are reflected in both the Summary Compensation Table under "Other Compensation" and in the "Non-Qualified Deferred Compensation Table" below.

The committee considers the Deferred Compensation Plan to be a reasonable and appropriate program because it allows the Named Executive Officers and members of the Board to accumulate retirement benefits at a rate, relative to their overall income, that is comparable to the rate that other employees are able to accumulate retirement benefits, and promotes executive officer retention by offering a deferred compensation plan that is comparable to and competitive with what is offered by our peer group of companies.

Change in Control and Severance Plan

We have adopted the Change in Control and Severance Plan (the "change in control plan") which provides certain benefits in the event of a change in control of Coherent for certain employees, including each of our Named Executive Officers. Benefits are provided under this plan if there is a tender offer or merger resulting in Coherent being acquired by another company or entity and within two years thereafter the executive's employment is subsequently terminated without cause or is voluntarily terminated following a constructive termination. The committee and our Board of Directors believe that the prospect of such a change in control would likely result in our executive officers facing personal uncertainties and distractions as to how a change in control might affect them. The committee believes that including our Named Executive Officers in the plan allows them to focus solely on the best interests of our stockholders in the event of a possible, threatened or pending change in control, and encourages them to remain with Coherent despite the possibility that a change in control might affect them adversely. This change in control plan therefore serves as an important retention tool to ensure that personal uncertainties do not dilute our executive's complete focus on promoting stockholder value. The change in control plan was amended in fiscal 2009 for Section 409A-related matters and other administrative matters. In calendar year 2009 the change in control plan will come up for review and potential renewal by the committee.

With respect to our chief executive officer, Dr. Ambroseo, the change in control plan provides that in the event that plan benefits plus any other benefits considered parachute payments under the Internal Revenue Code, equal or exceed 3.54 times his "base amount" (as determined under Internal Revenue Code Section 280G), he will receive an additional payment sufficient to fully offset the impact of any excise tax under 280G. The committee believes that the level of benefits provided under the plan is reasonable and not excessive. See "Change in Control Arrangements" for more details on this plan.

Executive perquisites and Other Personal Benefits

The committee also provides our executive officers with the following perquisites and other personal benefits: automobile benefit and capped executive medical reimbursement. The committee has determined, with advice from Farient, that the use of a company-leased vehicle and a medical reimbursement benefit are reasonable in the context of the overall compensation levels of our Named Executive Officers, are consistent with a number of other peer companies, have been historical components of compensation for executive officers at the Company and serve as further retention tools.

The Company has historically maintained a vehicle program whereby executive officers were eligible to receive either (a) a monthly automobile allowance or (b) have the auto allowance apply as amortization against the purchase price of a vehicle purchased and owned by the Company over such period of time for the amortized value of the automobile to reach 20% of the original value of the car, not to exceed four years ("amortized method"). During the fourth quarter of fiscal 2008, the committee revised the administration of the program so that executive officers are instead eligible to receive either (a) a monthly automobile allowance or (b) a leased vehicle with up to an aggregate purchase price as follows: (i) $95,000 for the chief executive officer and (ii) $75,000 for other executive officers. For those individuals utilizing the automobile allowance alternative, the auto allowance amount is set annually utilizing a prescribed formula. The administration of the leased alternative under the program is through a third party financing agency and, when the leased vehicle alternative is selected, the Company pays the monthly lease for such vehicle. Executive officers are either reimbursed for or provided gas, oil, maintenance and insurance for vehicles leased under this program by the Company. Participants in the auto program incur annual imputed income on the personal use of any vehicles under the program, including fuel and miles, as determined using the Internal Revenue Service Code rules.

During fiscal 2008, prior to the change in policy highlighted in the prior paragraph, for vehicles purchased and owned by the Company, the executive officer was required to either (a) purchase such vehicle from the Company for the unamortized amount any time or (b) return the car for sale by the Company and reimburse the Company for the difference between the value of the car from such sale and the amortized balance at the time the car is returned to the Company. The executive officer also incurred imputed income on the positive difference, if any, between the amortized value of the car after four years and its fair market value (as determined by Kelly Blue Book trade in value in "good condition"). Once purchased from the Company, the vehicle was owned by the executive officer. In addition, in the event of the termination of the employment of the executive officer, the executive officer would have to purchase the vehicle at the then-current amortized value and incur the imputed income highlighted above. Executive officers were eligible to elect a new vehicle under the amortized method whenever a car was purchased from the Company. The executive officer's taxable income was affected by the value of the vehicle at initial purchase (e.g., the higher the value of the car, the higher imputed income amount to the individual). Additionally, if the amortized value was not scheduled to reach 20% of the purchase price after four years, then the individual would have to have a set amount withheld from his or her paycheck to allow the amortization to reach 20% of the purchase price within four years, but the amortized value would be higher in the event that a new car was chosen prior to four years, with a resulting higher imputed income.

Each Named Executive Officer also receives up to $5,000 per calendar year of reimbursement for uninsured medical expenses with the Company also paying such executive's taxes on the amount of the benefit.

Tax and Accounting Considerations

The Company's compensation programs are affected by each of the following:

- *Accounting for Stock-Based Compensation*—The Company accounts for stock-based compensation in accordance with the requirements of FASB Statement 123(R). The Company also takes into consideration FASB Statement 123(R) and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.

- *Section 162(m) of the Internal Revenue Code*—This section limits the deductibility of compensation for our chief executive officer and our four other most highly compensated named executive officers unless the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). Our 2001 Stock Plan is designed so that option grants thereunder are fully tax-deductible and one of the proposals for consideration by our stockholders this year is to extend such tax deductibility to grants of restricted stock and restricted stock units. Cash compensation and, historically, restricted stock awards are not granted under plans which have been so designed. We may from time to time pay compensation to our executive officers that may not be deductible when, for example, we believe that such compensation is appropriate and in the best interests of the stockholders after taking various factors into consideration, including business conditions and the performance of such executive officer.

- *Section 409A of the Internal Revenue Code*—Section 409A imposes additional significant taxes in the event that an executive officer, director or service provider received "deferred compensation" that does not satisfy the requirements of Section 409A. We believe that we have designed and operated any plans to appropriately comply with Section 409A.

Compensation Committee Interlocks and Insider Participation

During fiscal 2008, the Compensation and H.R. Committee of the Board of Directors consisted of Messrs. Hart (Chair) and Vij and Dr. Rogerson. None of the members of the Compensation and H.R. Committee has been or is an officer or employee of Coherent. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors or Compensation and H.R. Committee. No member of our Board of Directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Compensation and H.R. Committee Report

The Compensation and H.R. Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and H.R. Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy and to be incorporated by reference into the Company's annual report on Form 10-K.

Respectively submitted by
THE COMPENSATION AND H.R.
COMMITTEE

John Hart, Chair
Garry Rogerson
Sandeep Vij

Fiscal 2008 Summary Compensation Table

The table below presents information concerning the total compensation of Coherent's Named Executive Officers for the fiscal years ended September 27, 2008 and September 29, 2007.

Since no equity awards were granted to Named Executive Officers in fiscal 2007 other than the performance-based awards which vested in November 2006 as a result of fiscal 2006 performance, non-equity-based compensation accounted for all of the total compensation of the Named Executive Officers earned during fiscal 2007. The performance-based restricted stock units granted to Named Executive Officers described elsewhere are not reflected in the summary compensation table, as the single vesting date (and achievement determination) is not until fiscal 2011.

Name and Principal Position (a)	Fiscal Year (b)	Salary ($) (c)	Stock Awards ($)(1) (e)	Option Awards ($)(1) (f)	Non-Equity Incentive Plan Compensation ($)(2) (g)	All Other Compensation ($) (i)	Total ($) (j)
John Ambroseo,	2008	561,312	246,003	1,666,688	534,621	80,676 (3)	3,089,300
Chief Executive Officer and President	2007	547,773	280,064	1,261,297	372,329	97,564 (3)	2,559,027
Helene Simonet,	2008	359,334	118,392	663,063	239,649	62,142 (4)	1,442,581
Executive Vice President and Chief Financial Officer	2007	351,719	115,647	493,108	171,933	53,577 (4)	1,185,984
Bret DiMarco,	2008	298,076	57,116	315,114	143,275	38,607 (5)	852,188
Executive Vice President and General Counsel	2007	250,077	6,294	67,579	142,271	13,487 (5)	479,708
Luis Spinelli,	2008	252,862	46,182	116,615	120,635	137,041 (6)	673,335
Executive Vice President and Chief Technology Officer	2007	250,759	45,419	203,860	90,677	63,447 (6)	654,162
Former Employees							
Ronald Victor,	2008	239,886	15,862	36,116	114,567	96,314 (7)	450,768
Executive Vice President, Human Resources	2007	239,983	37,399	163,660	86,815	53,312 (7)	581,169

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2008 in accordance with FAS 123(R), and includes grants made in fiscal 2008 and prior. For fiscal 2007, no awards were made and therefore the amounts for fiscal 2007 only include amounts awarded or granted prior to fiscal 2007. The amounts for stock awards includes both performance-based and time-based vesting restricted stock awards to the extent such awards had FAS123(R) calculated value. The assumptions used in the valuation of these awards are set forth in Note 12. "Employee Stock Option and Benefit Plans" of the Financial Statements in the annual report on Form 10-K. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers, for example as of January 9, 2009, none of the option awards granted in fiscal 2008 are in the money as of January 26, 2009.

(2) Reflects the dollar amounts earned under the Variable Compensation Plan (VCP) during fiscal 2008 and fiscal 2007.

(3) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,501) and deferred compensation plan ($19,356), (b) payment for buy-out of earned vacation ($21,685), (c) debt forgiveness (see "Certain Relationships and Related Person Transactions – Related Person Transactions – Certain Transactions") ($10,200), (d) from the use of a Company- owned and maintained automobile ("Car Allowance") ($8,539) and (e) reimbursed pursuant to executive medical reimbursement ($5,463). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,500) and deferred compensation plan ($37,139), (b) reflecting imputed income to Dr. Ambroseo from the sale of a Company car under the terms of the Company's auto policy described above, (c) for debt forgiveness (see "Related Person Transactions" below), (d) from the use of a Company-owned and maintained automobile ("Car Allowance") and (e) reimbursed pursuant to executive medical reimbursement.

(4) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,800) and deferred compensation plan ($7,591), (b) payment for buy-out of earned vacation ($17,255), (c) Car Allowance ($14,267) and

(d) reimbursed pursuant to executive medical reimbursement ($5,775). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($12,100) and deferred compensation plan ($14,898), (b) Car Allowance and (c) reimbursed pursuant to executive medical reimbursement.

(5) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($17,691), (b) Car Allowance ($15,835) and (c) reimbursed pursuant to executive medical reimbursement ($4,447). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($3,462), (b) Car Allowance and (c) reimbursed pursuant to executive medical reimbursement.

(6) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,520) and deferred compensation plan ($1,533), (b) payment for buy-out of earned vacation ($13,612), (c) Car Allowance ($19,621), (d) reflecting imputed income to Mr. Spinelli from the sale of a Company car under the terms of the Company's auto policy ($25,867), (e) earned under our patent award program where Mr. Spinelli was an inventor ($5,048), (f) reimbursement for tax obligations arising under Section 409A as a result of exercise of stock options with an exercise price less than fair market value as of the options grant date (these grants were made to Mr. Spinelli prior to him becoming an executive officer) ($54,223) and (g) reimbursed pursuant to executive medical reimbursement ($8,494). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,467) and deferred compensation plan, (b) paid to Mr. Spinelli for buy-out of earned vacation, (c) Car Allowance, (d) earned under our patent award program ($15,647) where Mr. Spinelli was an inventor and (e) reimbursed pursuant to executive medical reimbursement.

(7) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,500) and deferred compensation plan ($893), (b) paid to Mr. Victor for buy-out of earned vacation ($11,533), (c) Car Allowance ($22,183), (d) reflecting imputed income to Mr. Victor from the sale of a Company car under the terms of the Company's former auto policy ($37,305) and (e) reimbursed pursuant to executive medical reimbursement ($7,495). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,378), (b) paid to Mr. Victor for buy-out of earned vacation, (c) Car Allowance and (d) reimbursed pursuant to executive medical reimbursement.

Grants of Plan-Based Awards in Fiscal 2008

Except as set forth in the footnotes, the following table shows all plan-based non-equity incentive awards granted to our Named Executive Officers during fiscal year 2008.

Grants of Plan-Based Awards

Name	Type	Grant Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Target ($)	Estimated Future Payouts Under Non-Equity Incentive Plan Awards Maximum ($)	Actual Payouts Under Non-Equity Incentive Plan Awards ($)	Estimated Future Payouts Under Equity Incentive Plan Awards Threshold (#)	Estimated Future Payouts Under Equity Incentive Plan Awards Target (#)	Estimated Future Payouts Under Equity Incentive Plan Awards Maximum (#)	All Other Stock Awards: # of Securities Underlying Options (#)	All Other Option Awards: # of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Value ($)(1)
John Ambroseo	Option	10/3/2007									250,000	$32.95	$2,087,000
	PRSU	2/22/2008					0(3)	22,500	67,500				—(2)
	RSU	2/22/2008								22,500			$646,088
	Q1 Bonus		0(3)	136,901	273,801	125,209							
	Q2 Bonus		0(3)	136,901	273,801	202,407							
	Q3 Bonus		0(3)	145,002	290,004	207,005							
	Q4 Bonus		0(3)	145,002	290,004	0							
	Total		0(3)	563,805	1,127,610	534,621							
Helene Simonet.........	Option	10/3/2007									100,000	$32.95	$834,800
	PRSU	2/22/2008					0(3)	12,500	37,500				—(2)
	RSU	2/22/2008								12,500			$358,938
	Q1 Bonus		0(3)	61,516	123,032	56,263							
	Q2 Bonus		0(3)	61,516	123,032	90,951							
	Q3 Bonus		0(3)	64,748	129,497	92,435							
	Q4 Bonus		0(3)	64,748	129,497	0							
	Total		0(3)	252,529	505,057	239,649							
Bret DiMarco	Option	10/3/2007									50,000	$32.95	$417,400
	PRSU	2/22/2008					0(3)	10,000	30,000				—(2)
	RSU	2/22/2008								10,000			$287,150
	Q1 Bonus		0(3)	37,500	75,000	34,297							
	Q2 Bonus		0(3)	37,500	75,000	55,443							
	Q3 Bonus		0(3)	37,500	75,000	53,535							
	Q4 Bonus		0(3)	37,500	75,000	0							
	Total		0(3)	149,999	299,998	143,275							
Luis Spinelli.............	Option	10/3/2007									15,000	$32.95	$125,220
	PRSU	2/22/2008					0(3)	5,000	15,000				—(2)
	RSU	2/22/2008								5,000			$143,575
	Q1 Bonus		0(3)	31,320	62,639	28,645							
	Q2 Bonus		0(3)	31,320	62,639	46,306							
	Q3 Bonus		0(3)	32,001	64,002	45,684							
	Q4 Bonus		0(3)	32,001	64,002	0							
	Total		0(3)	126,641	253,282	120,635							
Former Employee													
Ronald A. Victor.......	Q1 Bonus		0(3)	29,986	59,972	27,425							
	Q2 Bonus		0(3)	29,986	59,972	44,334							
	Q3 Bonus		0(3)	29,986	59,972	42,808							
	Q4 Bonus		0(3)	29,986	59,972	0							
	Total		0(3)	119,943	239,886	114,567							

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2008 in accordance with FAS 123(R), and includes grants made in fiscal 2008. The amounts for stock awards includes both performance-based and time-based vesting restricted stock awards to the extent such awards had FAS123(R) calculated value. The assumptions used in the valuation of these awards are set forth in Note 12. "Employee Stock Option and Benefit Plans" of the Financial Statements in the annual report on Form 10-K. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers, for example as of January 9, 2009, none of the option awards granted in fiscal year 2008 are in the money.

(2) The performance based restricted stock grants are subject to annual vesting over three years depending upon the achievement of performance measurements tied to the Company's internal metrics for revenue growth and EBITDA percentage and is variable, so that the number of shares earned ranged from 0% to 125% of the grant target for fiscal 2006 and range from 0% to 200% of the grant target for fiscal 2007 and fiscal 2008. For fiscal 2008 and 2007, the Company determined that the metrics have not been met, and that no shares were earned.

(3) Failure to meet a minimum level of performance will result in no vesting of the performance restricted stock units (PRSU) and no bonus paid out under the 2008 Variable Compensation Plan.

Option Exercises and Stock Vested at 2008 Fiscal Year-End

The table below sets forth certain information for each Named Executive Officer regarding the exercise of options and the vesting of stock awards during the year ended September 27, 2008, including the aggregate value realized upon such exercise or vesting.

Name (a)	Option Awards: Number of Shares Acquired on Exercise (#) (b)	Option Awards: Value Realized on Exercise ($) (c)	Stock Awards: Number of Shares Acquired on Vesting (#) (d)	Stock Awards: Value Realized on Vesting ($) (e)
John Ambroseo	13,000	$ 215,860	20,000	$ 582,800
Helene Simonet	50,000	$ 849,707	8,000	$ 233,120
Bret DiMarco	—	—	—	—
Luis Spinelli	25,000	$ 260,848	3,000	$ 87,420
Ronald Victor	55,000	$ 702,800	2,700	$ 78,678

Outstanding Equity Awards at Fiscal 2008 Year-End

The following table presents information concerning unexercised options and stock that has not yet vested for each Named Executive Officer outstanding as of September 27, 2008.

		Option Awards				Stock Awards			
Name	Grant Date	Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Option Exercise Price(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That Have Not Vested ($)	Equity incentive plan awards: Number of unearned shares, units or other rights that have not vested (#)(3)	Equity incentive plan awards: Market or payout value of unearned shares, units or other rights that have not vested ($)(3)
John Ambroseo	10/3/2007	125,000	125,000	$32.95	10/3/2013	22,500	$ 787,275	22,500	$0
	3/30/2006	90,000	—	$35.01	3/30/2012				
	4/7/2005	90,000	—	$33.71	4/7/2011				
	3/25/2004	3,786	—	$26.41	3/25/2010				
	3/25/2004	146,214	—	$26.41	3/25/2010				
	4/4/2003	137,000	—	$19.77	4/4/2009				
	5/2/2002	6,468	—	$30.92	4/25/2008				
Helene Simonet	10/3/2007	50,000	50,000	$32.95	10/3/2013	12,500	$ 437,375	12,500	$0
	3/30/2006	35,000	—	$35.01	3/30/2012				
	4/7/2005	25,000	—	$33.71	4/7/2011				
	3/25/2004	3,786	—	$26.41	3/25/2010				
	3/25/2004	66,214	—	$26.41	3/25/2010				
	4/4/2003	10,000	—	$19.77	4/4/2009				
	5/2/2002	96,766	—	$30.92	4/25/2008				
	5/2/2002	3,234	—	$30.92	4/25/2008				
Bret DiMarco	10/3/2007	25,000	25,000	$32.95	10/3/2013	10,000	$ 349,900	10,000	$0
	6/7/2006	10,000	—	$33.30	6/7/2012				
Luis Spinelli	10/3/2007	7,500	7,500	$32.95	10/3/2013	5,000	$ 174,950	5,000	$0
	3/30/2006	10,000	—	$35.01	3/30/2012				
	4/7/2005	12,000	—	$33.71	4/7/2011				
	3/25/2004	35,000	—	$26.41	3/25/2010				
	5/2/2002	1,766	—	$30.92	4/25/2008				
	5/2/2002	3,234	—	$30.92	4/25/2008				
Ronald Victor	3/30/2006	10,000	—	$35.01	3/30/2012	—	—	—	—
	4/7/2005	11,000	—	$33.71	4/7/2011				
	5/2/2002	3,234	—	$30.92	4/24/2008				
	5/2/2002	16,766	—	$30.92	4/25/2008				

(1) The exercise prices indicated are the prices originally recorded by the Company at grant and have not been adjusted to reflect any new measurement date as a result of the Company's historical stock option review. Only the grants dated April 25, 2002 in the table had a new measurement date determined for accounting purposes, which had a lower closing price by $0.16. No changes to the exercise price of these April 25, 2002 grants have been made.

(2) These shares vest on April 15, 2009.

(3) This column does not include the third tranche of restricted stock awards which are subject to the achievement of certain performance metrics, which did not ultimately vest in November 2008. Market Value is determined by multiplying the number of shares by $34.99, the closing price of the Company's common stock on September 26, 2008, the last trading date of the fiscal year. As noted above, the performance-based restricted stock units vest in November 2011 in an amount which is 0-300% of the targeted amount reflected in the table. Given the current economic conditions, it is unlikely that the Company will meet the threshold for achievement and the payout value is, therefore, reflected as $0 in the table.

Fiscal 2008 Non-Qualified Deferred Compensation

The following table presents information regarding the non-qualified deferred compensation activity for each Named Executive Officer during fiscal 2008:

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance of Last FYE ($)(3)
John Ambroseo	$ 471,840	$ 19,075	$ (431,141)	$ —	$ 3,373,592
	$ —(4)	$ —	$ (149,604)	$ —	$ 1,097,976
Helene Simonet	$ 41,407	$ 7,481	$ (107,209)	$ —	$ 696,078
	$ —(4)	$ —	$ (31,669)	$ —	$ 148,168
Bret DiMarco	$ 10,898	N/A	$ (1,015)	$ —	$ 9,883
Luis Spinelli	$ 124,892	$ 1,511	$ (31,330)	$ —	$ 397,354
	$ —(4)	$ —	$ (35,697)	$ —	$ 455,390
Ronald Victor(5)	$ 181,082	$ 880	$ (88,714)	$ —	$ 755,336
	$ —(4)	$ —	$ (34,919)	$ —	$ 181,343

(1) Amounts in this column consist of salary and/or bonus earned during fiscal 2008, which is also reported in the Summary Compensation Table
(2) Amounts reflect Company contribution payments in excess of the Internal Revenue Code Sections 401(a)(17) and 402(g) qualified plan limits made to the non-qualified "Deferred Compensation Plan" for plan year 2007 made in fiscal year 2008. Amounts reported in this column are also reported in the "All Other Compensation" column of the Summary Compensation Table.
(3) The deferred compensation in a participant's account is fully vested and is credited with positive or negative investment results based on the plan investment options selected by the participant.
(4) Amounts represent account balances and earnings from the Supplementary Retirement Plan (SRP) which was suspended.
(5) Mr. Victor retired from the Company in January 2009.

Potential Payments upon Termination or Change of Control

The following table shows the potential payments and benefits that Coherent (or its successor) would be obligated to make or provide upon termination of employment of each our Named Executive Officers pursuant to the terms of the Change of Control Severance Plan. Other than this plan, there are no other employment agreements or other contractual obligations triggered upon a change of control. For purposes of this table, it is assumed that each Named Executive Officer's employment terminated at the close of business on September 26, 2008 (the last business day before the end of our fiscal year end on September 27, 2008). The amounts reported below do not include the nonqualified deferred compensation distributions that would be made to the Named Executive Officers following a termination of employment (for those amounts and descriptions, see the prior table). These payments are conditioned upon the execution of a form release of claims by the Named Executive Officer in favor of Coherent. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Named Executive Officer	Multiplier for Base Salary and Bonus	Nature of Benefit	Termination for Cause	Any Other Termination
John Ambroseo	2.99X	Salary Severance	—	$1,734,200
		Bonus Severance	—	$1,734,200
		Equity Compensation Acceleration (1)	—	$3,404,100
		Tax Gross Up (2)	—	$2,992,847
		Health Insurance (3)	—	$ 67,062
		Total Benefit		$9,932,409
Helene Simonet	2X	Salary Severance	—	$ 740,000
		Bonus Severance	—	$ 518,000
		Equity Compensation Acceleration (1)	—	$1,851,500
		Health Insurance (3)	—	$ 31,283
		Total Benefit		$3,140,783
Bret DiMarco	2X	Salary Severance	—	$ 600,000
		Bonus Severance	—	$ 300,000
		Equity Compensation Acceleration (1)	—	$1,459,050
		Health Insurance (3)	—	$ 44,708
		Total Benefit		$2,403,758
Luis Spinelli	2X	Salary Severance	—	$ 512,000
		Bonus Severance	—	$ 256,000
		Equity Compensation Acceleration(1)	—	$ 715,100
		Health Insurance (3)	—	$ 44,708
		Total Benefit		$1,527,808
Former Employee				
Ronald Victor	2X	Salary Severance	—	$ 480,000
		Bonus Severance	—	$ 240,000
		Equity Compensation Acceleration (1)	—	—
		Health Insurance (3)	—	$ 31,283
		Total Benefit		$ 752,283

(1) Equity Compensation Acceleration is the value of the in-the-money value of unvested stock options, time-based restricted stock units and performance-based restricted stock units, in each case as of September 26, 2008 at the closing stock price on that date ($34.99). The value of accelerated stock options are thus calculated by multiplying the number of unvested shares subject to acceleration by the difference between the exercise price and the closing stock price on September 26, 2008; the value of accelerated restricted stock is calculated by multiplying the number of unvested shares subject to acceleration by the closing stock price on September 26, 2008. This assumes immediate release and vesting of the performance-based restricted stock units at the maximum, or 300% of target, achievement. The amounts reflected for Equity Compensation Acceleration do not reflect any applicable taxes, just gross proceeds. Since the table assumes a triggering event on September 26, 2008, only those stock option and restricted stock/RSU grants prior to that date are included in the table. Additionally, the third tranche of the performance-based restricted stock granted in 2006, but which was to vest in November 2008 is not included in this table as that tranche did not vest as the performance metrics were not achieved.

(2) Estimated reimbursement (by way of a tax "gross-up") for a 20% excise tax that would be due under Section 4999 of the Internal Revenue Code of 1986 on a portion of the amounts reported.

(3) Health Insurance is an estimate of the cost of covering the individual and his covered dependents for three years, in the case of the chief executive officer and for two years for the other Named Executive Officers.

The change in control plan provides for the payment of specified compensation and benefits upon certain terminations of the employment of the participants following a change in control of the Company. The Board has evaluated the economic and social impact of an acquisition or other change of control on its key employees. The Board recognizes that the potential of such an acquisition or change of control can be a distraction to its key employees and can cause them to consider alternative employment opportunities. The Board has determined that it is in the best interests of Coherent and its stockholders to assure that Coherent will have the continued dedication and objectivity of its key employees. The Board believes that the change of control plan will enhance the ability of our key employees to assist the Board in objectively evaluating potential acquisitions or other changes of control.

Furthermore, the Board believes a change of control plan aids us in attracting and retaining the highly qualified, high performing individuals who are essential to its success. The plan's assurance of fair treatment will ensure that key employees will be able to maintain productivity, objectivity and focus during the period of significant uncertainty that is inherent in an acquisition or other change of control. A change in control of Coherent is defined under the change of control plan as an occurrence of a business combination, an acquisition by any person directly or indirectly of fifty percent or more of the combined voting power of Coherent's common stock or a change in the composition of the Board of Directors where less than fifty percent are incumbent directors.

The change of control plan provides that if within 24 months after a change in control the Company terminates the executive's employment other than by reason of his death, disability, retirement or for cause, or the executive officer terminates his employment for "good reason," the executive will receive a lump sum severance payment equal to 2.99 (in the case of Dr. Ambroseo) or 2.0 (in the case of Ms. Simonet and Messrs. Spinelli and DiMarco) times the executive's annual base salary and annual bonus (assuming achievement of all performance requirements thereof). "Good reason" is defined in each Agreement as any of the following that occurs after a change in control of the Company: certain reductions in compensation; certain material changes in employee benefits and perquisites; a change in the site of employment; reduction in the executive's duties and responsibilities; the Company's failure to obtain the written assumption by its successor of the obligations set forth in the Agreement; attempted termination of employment on grounds insufficient to constitute a basis of termination for cause under the terms of the change of control plan; or the Company's breach of any of the provisions of the change of control plan. Under the terms of the plan, the executives will also have acceleration of all vesting conditions for equity grants and health care for the executive (and his or her covered family members) will be provided on the same terms for two years and, in the case of Dr. Ambroseo, three years. Further, Dr. Ambroseo will receive a gross-up for any Internal Revenue Code section 280G ("280G") excise taxes to the extent that the severance benefits are more than 20% over the limit imposed by 280G (i.e., more than 3.59x the "base amount" as defined by Section 280G). If the benefits are less than 20% over the limit, the benefits will be reduced to the extent necessary so that no 280G excise tax is triggered. To the extent 280G is triggered as a result of the severance benefits for the other executive participants, such payments will either be paid in full or reduced so that the executive receives the maximum severance benefit without triggering 280G.

EQUITY COMPENSATION PLAN INFORMATION

The following table provides information as of September 27, 2008 about the Company's equity compensation plans under which shares of our common stock may be issued to employees, consultants or members of our Board of Directors:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,155,752 (1)	$ 27.67	3,457,686 (2)(3)
Equity compensation plans not approved by security holders	—	—	—
Total	3,155,752	$ 27.67	3,457,686

(1) This number does not include any options which may be assumed by Coherent through mergers or acquisitions, however, Coherent does have the authority, if necessary, to reserve additional shares of Coherent common stock under these plans to the extent necessary for assuming such options.

(2) This number of shares includes 224,536 shares of Coherent common stock reserved for future issuance under the Employee Stock Purchase Plan, 177,000 shares reserved for future issuance under the 1998 Director Plan and 3,056,150 shares reserved for future issuance under the 2001 Stock Plan.

(3) The 1998 Director Plan provides for annual increases to the number of shares available for issuance under the 1998 Director Plan so that the total number of shares reserved is not less than 150,000 shares.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

Review, Approval or Ratification of Related Person Transactions

In accordance with the charter for the Audit Committee of the Board of Directors, the members of the Audit Committee, all of whom are independent directors, review and approve in advance any proposed related person transactions. Additionally, from time to time the Board of Directors may directly consider these transactions. For purposes of these procedures, the individuals and entities that are considered "related persons" include:

- Any of our directors, nominees for director and executive officers;
- Any person known to be the beneficial owner of five percent or more of our common stock (a "5% Stockholder"); and
- Any immediate family member, as defined in Item 404(a) of Regulation S-K, of a director, nominee for director, executive officer and 5% Stockholder. We will report all such material related person transactions under applicable accounting rules, federal securities laws and SEC rules and regulations.

Related Person Transactions

Certain Transactions

The following table sets forth information with respect to the one executive officer of the Company who was indebted to us during Fiscal 2008.

Name	New Loans During 2008	Interest Rates	Maturity Date(s)	Largest Amount Outstanding During Fiscal 2008	Balance at the End of Fiscal 2008
John Ambroseo	–	8.00%	2/15/08	$ 10,000(1)	$ 0

(1) This loan was granted to Dr. Ambroseo in February 1998, prior to the effective date of Section 402 of the Sarbanes-Oxley Act of 2002, and matured in February 2008.

The promissory note was full recourse. Ten percent of the original principal balance of this loan was forgiven each year during the life of the loan, as Dr. Ambroseo was employed by us during the life of the loan. This loan was related to a promotion. The interest on the loan was deducted from payments under the Company's annual Variable Compensation Plans. In the event that no payments were made under such plans for a particular period, then interest on the promissory note was forgiven for such period. Such amounts are reflected in the Summary Compensation Table under "Other Compensation." The original amount of the promissory note was $100,000.

In April 2008 the Compensation and HR Committee approved the adoption of a Retention Agreement for Mr. Victor (the "Victor Agreement"). The Agreement provided, among other things, that Mr. Victor will provide service to the Company as our Executive Vice President, Human Resources through the period ending January 2, 2009 and that Mr. Victor will receive a single lump sum payment of $250,000 after providing the Company with a full release. Mr. Victor provided the release and received the payment in January 2009.

See above under "Proposal One – Election of Directors – Nominees" for a discussion of the agreement between the Company and OPP.

Other Matters

We have entered into indemnification agreements with each of our executive officers and directors. Such indemnification agreements require us to indemnify these individuals to the fullest extent permitted by law. We also intend to execute these agreements with our future directors and officers.

REPORT OF THE AUDIT COMMITTEE OF THE BOARD OF DIRECTORS

The Audit Committee is responsible for overseeing our accounting and financial reporting processes and audits of our financial statements. As set forth in its charter, the Audit Committee acts only in an oversight capacity and relies on the work and assurances of both management, which has primary responsibilities for our financial statements and reports, as well as the independent registered public accounting firm that is responsible for expressing an opinion on the conformity of our audited financial statements to generally accepted accounting principles.

The Audit Committee met thirteen (13) times either in person or by telephone during fiscal 2008. In the course of these meetings, the Audit Committee met with management, the internal auditors and our independent auditors and reviewed the results of the internal and external audit examinations, evaluations of our internal controls and the overall quality of our financial reporting.

The Audit Committee believes that a candid, substantive and focused dialogue with the internal auditors and the independent registered public accounting firm is fundamental to the Audit Committee's oversight responsibilities. To support this belief, the Audit Committee periodically meets separately with the internal auditors and the independent auditors, without management present. In the course of its discussions in these meetings, the Audit Committee asked a number of questions intended to bring to light any areas of potential concern related to our financial reporting and internal controls. These questions include:

- Are there any significant accounting judgments, estimates or adjustments made by management in preparing the financial statements that would have been made differently had the auditors themselves prepared and been responsible for the financial statements?

- Based on the auditors' experience, and their knowledge of our business, do our financial statements fairly present to investors, with clarity and completeness, our financial position and performance for the reporting period in accordance with generally accepted accounting principles and SEC disclosure requirements?

- Based on the auditors' experience, and their knowledge of our business, have we implemented internal controls and internal audit procedures that are appropriate for our business?

The Audit Committee approved the engagement of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal 2008 and reviewed with the internal auditors and independent registered public accounting firm their respective overall audit scope and plans. In approving Deloitte & Touche LLP, the Audit Committee considered the qualifications of Deloitte & Touche LLP and discussed with Deloitte & Touche LLP their independence, including a review of the audit and non-audit services provided by them to us. The Audit Committee also discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended, (AICPA, *Professional Standards,* Vol. 1 AU section 380), as adopted by the Public Company Accounting Oversight Board in Rule 3200T, and it received the written disclosures and the letter from Deloitte & Touche LLP required by the applicable requirements of the Public Company Accounting Oversight Board regarding Deloitte & Touche LLP's communications with Audit Committee concerning independence and has discussed Deloitte & Touche LLP's independence with Deloitte & Touche LLP.

Management has reviewed the audited financial statements for fiscal 2008 with the Audit Committee, including a discussion of the quality and acceptability of the financial reporting, the reasonableness of significant accounting judgments and estimates and the clarity of disclosures in the financial statements. In connection with this review and discussion, the Audit Committee asked a number of follow-up questions of management and the independent registered public accounting firm to help give the Audit Committee comfort in connection with its review.

In reliance on the reviews and discussions referred to above, the Audit Committee recommended to the Board of Directors (and the Board of Directors has approved) that the audited financial statements be included in the annual report on Form 10-K for the fiscal year ended September 27, 2008, for filing with the SEC.

Respectively submitted by
THE AUDIT COMMITTEE

Lawrence Tomlinson, Chair
Susan James
Garry Rogerson

OTHER MATTERS

We know of no other matters to be submitted to the meeting. If any other matters properly come before the meeting, it is the intention of the persons named in the enclosed form Proxy to vote the shares they represent as the Board of Directors may recommend.

BY ORDER OF THE BOARD OF DIRECTORS

Dated: February 9, 2008

/s/ John R. Ambroseo
John R. Ambroseo
President and Chief Executive Officer

Appendix A

COHERENT, INC.

EMPLOYEE STOCK PURCHASE PLAN

Amended and restated as of the date of obtaining stockholder approval in 2009

The following constitutes the provisions of the Employee Stock Purchase Plan (herein called the "Plan") of Coherent, Inc. (herein called the "Company").

1. **Purpose**. The purpose of the Plan is to provide employees of the Company and its subsidiaries with an opportunity to purchase Common Stock of the Company through payroll deductions. It is the intention of the Company to have the Plan qualify as an "Employee Stock Purchase Plan" under Section 423 of the Internal Revenue Code of 1986. The provisions of the Plan shall, accordingly, be construed so as to extend and limit participation in a manner consistent with the requirements of that Section of the Code.

2. **Definitions**.

(a) "Base pay" or "base salary" means regular straight-time earnings and commissions, excluding payments for overtime, shift premiums, incentive compensation, bonuses and any other special payments.

(b) "Employee" means any person, including an officer, who is customarily employed for at least twenty (20) hours per week by the Company or its subsidiaries (50% or more of whose voting shares are owned directly or indirectly by the Company).

3. **Eligibility**.

(a) Any employee as defined in paragraph 2 who shall be employed by the Company on the date his participation in the Plan is effective shall be eligible to participate in the Plan, subject to limitations imposed by Section 423(b) of the Internal Revenue Code of 1986.

(b) Any provisions of the Plan to the contrary notwithstanding, no employee shall be granted an option under the Plan (i) if, immediately after the grant, such employee would own shares and/or hold outstanding options to purchase stock possessing five percent (5%) or more of the total combined voting power or value of the Company, or (ii) which permits his rights to purchase shares under all employee stock purchase plans of the Company and its subsidiaries to accrue at a rate which exceeds Twenty Five Thousand Dollars ($25,000) for each calendar year in which such stock option is outstanding at any time, where the value of the option is calculated as the fair market value of the shares (determined at the time such option is granted).

4. **Offering Dates**. The Plan shall be implemented by two Offerings during each fiscal year, each of six months duration, with Offering I commencing on or about May 1 of each year and Offering II commencing on or about November 1 of each year.

5. **Participation**.

(a) An eligible employee may become a participant in the Plan by completing a subscription agreement authorizing payroll deduction on the form provided by the Company and filing it with the Company's payroll office prior to the applicable offering date.

(b) Payroll deductions for a participant shall commence on the first payroll following the commencement offering date and shall end on the termination date of the offering to which such authorization is applicable, unless sooner terminated by the participant as provided in paragraph 10.

6. **Payroll Deductions**.

(a) At the time a participant files his subscription agreement, he shall elect to have payroll deductions made on each payday during the offering period. The amount of payroll deductions elected to be made shall not be greater than ten percent (10%) of the base pay which he received on such payday nor less than a $10 deduction per payday.

(b) All payroll deductions made by a participant shall be credited to his account under the Plan. A participant may not make any additional payments into such account.

(c) A participant may discontinue his participation in the Plan as provided in paragraph 10, or may lower, but not increase, the rate of his payroll deductions (within the limitations set forth in subparagraph (a) above) during the offering by completing or filing with the Company a new authorization for payroll deduction. The change in rate shall be effective within fifteen (15) days following the Company's receipt of the new authorization.

7. **Grant of Option**.

(a) At the beginning of each six month offering period, each eligible employee participating in the Plan shall be granted an option to purchase (at the per share option price) up to a number of shares of the Company's Common Stock purchasable by each employee's accumulated payroll deductions (not to exceed ten percent (10%) of his base salary) divided by eighty-five percent (85%) of the fair market value of a share of the Company's Common Stock at the beginning of said offering period, subject to the limitations set forth in Section 3(b) and 12 hereof. Fair market value of a share of the Company's Common Stock shall be determined as provided in Section 7(b) herein.

(b) The option price per share of such shares shall be the lower of: (i) 85% of the fair market value of a share of the Common Stock of the Company at the commencement of the six month offering period; or (ii) 85% of the fair market value of a share of the Common Stock of the Company at the time the option is exercised at the termination of the six month offering period. The fair market value of the Company's Common Stock on said dates shall be determined by the Company's Board of Directors in the exercise of their discretion in good faith.

8. **Exercise of Option**. Unless a participant withdraws from the Plan as provided in paragraph 10, his option for the purchase of shares will be exercised automatically at the end of the offering period, and the maximum number of full shares subject to option will be purchased for him at the applicable option price with the applicable amount of the accumulated payroll deductions in his account. During his lifetime, a participant's option to purchase shares hereunder is exercisable only by him.

9. **Delivery**. As promptly as practicable after the termination of each Offering, the Company shall arrange the delivery to each participant, as appropriate, of a certificate representing the shares purchased upon exercise of his option. Any cash remaining to the credit of a participant's account under the Plan after a purchase by him of shares at the termination of each offering period, or which is insufficient to purchase a full share of Common Stock of the Company, shall be returned to said participant.

10. **Withdrawal; Termination of Employment**.

(a) A participant may withdraw all but not less than all the payroll deductions credited to his account under the Plan for one or both Offerings at any time prior to the end of the applicable offering period by giving written notice to the Company. All of the participant's payroll deductions credited to his account for the Offering or Offerings from which he has withdrawn will be paid to him promptly after receipt of his notice of withdrawal and his option for the current period under the Offering or Offerings will be automatically terminated, and no further payroll deductions for the purchase of shares under the Offering or Offerings withdrawn from will be made during the applicable offering period.

(b) Upon termination of the participant's employment prior to the end of an offering period for any reason, including retirement or death, the payroll deductions credited to his account will be returned to him or, in the case of his death, to the person or persons entitled thereto under paragraph 14, and his option will be automatically terminated.

(c) In the event an employee fails to remain in the continuous employ of the Company for at least twenty (20) hours per week during the offering period in which the employee is a participant, he will be deemed to have elected to withdraw from the Plan and the payroll deductions credited to his account will be returned to him and his option terminated.

(d) A participant's withdrawal from one of the two Offerings will not have any effect upon his eligibility to participate in the other Offering or any succeeding Offering or in any similar plan which may hereafter be adopted by the Company.

11. **No Interest**. To the extent that a participant's payroll deductions exceed that amount required to purchase shares subject to option at the end of an offering period, he shall be refunded such excess amount with no interest paid on said refundable amount.

12. **Stock**.

(a) The maximum number of shares of the Company's Common Stock which shall be made available for sale under the Plan shall be 6,925,000 shares, subject to adjustment upon changes in capitalization of the Company as provided in paragraph 18. The shares to be sold to participants under the Plan may, at the election of the Company, be either treasury shares or shares authorized but unissued. If the total number of shares which would otherwise be subject to options granted pursuant to Section 7(a) hereof at the beginning of an offering period exceeds the number of shares then available under the Plan (after deduction of all shares for which options have been exercised or are then outstanding), the Company shall make a pro rata allocation of the shares remaining available for option grant in as uniform a manner as shall be practicable and as it shall determine to be equitable. In such event, the Company shall give written notice of such reduction of the number of shares subject to the option to each employee affected thereby and shall similarly reduce the rate of payroll deductions, if necessary.

(b) The participant will have no interest or voting right in shares covered by his option until such option has been exercised.

(c) Shares to be delivered to a participant under the Plan will be registered in the name of the participant.

13. **Administration**. The Plan shall be administered by the Board of Directors of the Company or a committee appointed by the Board. The administration, interpretation or application of the Plan by the Board or its committee shall be final, conclusive and binding upon all participants. Members of the Committee who are eligible employees are permitted to participate in the Plan.

14. **Designation of Beneficiary**.

(a) A participant may file a written designation of a beneficiary who is to receive any shares and cash, if any, from the participant's account under the Plan in the event of such participant's death subsequent to the end of the offering period but prior to delivery to him of such shares and cash. In addition, a participant may file a written designation of a beneficiary who is to receive any cash from the participant's account under the Plan in the event of such participant's death prior to the end of an offering period.

(b) Such designation of beneficiary may be changed by the participant at any time by written notice. In the event of the death of a participant and in the absence of a beneficiary validly designated under the Plan who is living at the time of such participant's death, the Company shall deliver such shares and/or cash to the executor or administrator of the estate of the participant, or if no such executor or administrator has been appointed (to the knowledge of the Company), the Company, in its discretion, may deliver such shares and/or cash to the spouse or to any one or more dependents or relatives of the participant, or if no spouse, dependent or relative is known to the Company, then to such other person as the Company may designate.

15. **Transferability**. Neither payroll deductions credited a participant's account nor any rights with regard to the exercise of an option or to receive shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in paragraph 14 hereof) by the participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw funds in accordance with paragraph 10.

16. **Use of Funds**. All payroll deductions received or held by the Company under the Plan may be used by the Company for any corporate purpose, and the Company shall not be obligated to segregate such payroll deductions.

17. **Reports**. Individual accounts will be maintained for each participant in the Plan. Statements of account will be given to participating employees promptly following the stock purchase date, which statements will set forth the total amount of payroll deductions, the amount applicable to each of the two Offerings, the per share purchase price, the number of shares purchased and the remaining cash balance, if any.

18. **Changes in Capitalization**. If any option under this Plan is exercised subsequent to any stock dividend, stock split, spin-off, recapitalization, merger, consolidation, exchange of shares or the like, occurring after such option was granted, as a result of which shares of any class shall be issued in respect of

the outstanding shares, or shares shall be changed into the same, whether a different number of the same or another class or classes, the number of shares to which such option shall be applicable and the option price for such shares shall be appropriately adjusted by the Company.

19. **Amendment or Termination**. The Board of Directors of the Company may at any time terminate or amend the Plan. No such termination can affect options previously granted, nor may an amendment make any change in any option theretofore granted which adversely affects the rights of any participant, nor may an amendment be made without prior approval of the shareholders of the Company if such amendment would:

(a) Increase the number of shares that may be issued under the plan;

(b) Permit payroll deductions at an aggregate rate in excess of ten percent (10%) of the participant's base salary;

(c) Change the designation of the employees (or class of employees) eligible for participation in the Plan; or

(d) Materially increase the benefits which may accrue to participants under the Plan.

20. **Notices**. All notices or other communications by a participant to the Company under or in connection with the Plan shall be deemed to have been duly given when received in the form specified by the Company at the location or by the person, designated by the Company for the receipt thereof.

Appendix B

COHERENT, INC.

2001 STOCK PLAN

Amended and restated as of the date of obtaining stockholder approval in 2009

1. *Purposes of the Plan.* The purposes of this 2001 Stock Plan are:

- to attract and retain the best available personnel for positions of substantial responsibility,
- to provide additional incentive to Employees, Directors and Consultants, and
- to promote the success of the Company's business by motivating the Employees and Consultants to superior performance.

Awards granted under the Plan may be Incentive Stock Options, Nonstatutory Stock Options, Restricted Stock, Stock Appreciation Rights, Performance Shares, Performance Units or Deferred Stock Units, as determined by the Administrator at the time of grant.

2. *Definitions.* As used herein, the following definitions shall apply:

(a) "*Administrator*" means the Board or any Committee as shall be administering the Plan, in accordance with Section 4 of the Plan.

(b) "*Applicable Laws*" means the requirements relating to the administration of equity compensation plans under U.S. state corporate laws, U.S. federal and state securities laws, the Code, any stock exchange or quotation system on which the Common Stock is listed or quoted and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(c) "*Award*" means, individually or collectively, a grant under the Plan of Options, Restricted Stock, Stock Appreciation Rights, Performance Shares, Performance Units or Deferred Stock Units.

(d) "*Award Agreement*" means the written or electronic agreement setting forth the terms and provisions applicable to each Award granted under the Plan. The Award Agreement is subject to the terms and conditions of the Plan.

(e) "*Awarded Stock*" means the Common Stock subject to an Award.

(f) "*Board*" means the Board of Directors of the Company.

(g) "*Code*" means the Internal Revenue Code of 1986, as amended.

(h) "*Committee*" means a committee of one or more Directors appointed by the Board in accordance with Section 4 of the Plan, which shall consist solely of Independent Directors who are not eligible to receive stock option grants or Restricted Stock under the Plan or such other committee delegated authority as set forth in Section 4(c) of the Plan.

(i) "*Common Stock*" means the common stock of the Company, or in the case of Performance Units, the cash equivalent thereof.

(j) "*Company*" means Coherent, Inc., a Delaware corporation.

(k) "*Consultant*" means any natural person, including an advisor, engaged by the Company or a Parent or Subsidiary to render services to such entity.

(l) "*Deferred Stock Unit*" means a deferred stock unit Award granted to a Service Provider pursuant to Section 13.

(m) "*Director*" means a member of the Board.

(n) "*Disability*" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(o) "*Employee*" means any person, including Officers and Directors, employed by the Company or any Parent or Subsidiary of the Company. A Service Provider shall not cease to be treated as an Employee in the case of (i) any leave of absence approved by the Company or (ii) transfers between locations of the Company or between the Company, its Parent, any Subsidiary, or any successor. For purposes of Incentive Stock Options, no such leave may exceed ninety days, unless reemployment upon expiration of such leave is guaranteed by statute or contract. If reemployment upon expiration of a leave of absence approved by the Company is not so guaranteed, on the 181st day of such leave any Incentive Stock Option held by the Participant shall cease to be treated as an Incentive Stock Option and shall be treated for tax purposes as a Nonstatutory Stock Option. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(p) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(q) "*Fair Market Value*" means, as of any date, the value of Common Stock determined as follows:

(i) If the Common Stock is listed on any established stock exchange or a national market system, including without limitation the Nasdaq Global Market, the Nasdaq Global Select Market or the Nasdaq Capital Market, its Fair Market Value shall be the closing sales price for such stock (or the closing bid, if no sales were reported) as quoted on such exchange or system for the last market trading day prior to the time of determination, as reported in *The Wall Street* Journal or such other source as the Administrator deems reliable or shall be such other value determined in good faith by the Administrator;

(ii) If the Common Stock is regularly quoted by a recognized securities dealer but selling prices are not reported, the Fair Market Value of a Share of Common Stock shall be the mean between the high bid and low asked prices for the Common Stock on the last market trading day prior to the day of determination, as reported in *The Wall Street Journal* or such other source as the Administrator deems reliable or shall be such other value determined in good faith by the Administrator; or

(iii) In the absence of an established market for the Common Stock, the Fair Market Value shall be determined in good faith by the Administrator.

(r) "*Incentive Stock Option*" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code and the regulations promulgated thereunder.

(s) "*Independent Director*" means a Director of the Company who is not also an Employee of the Company and who qualifies as an "outside director" within the meaning of Code Section 162(m) and a "non-employee director" within the meaning of Section 16(b) of the Exchange Act and Applicable Laws.

(t) "*Nonstatutory Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

(u) "*Notice of Grant*" means a written or electronic notice evidencing certain terms and conditions of an individual Award. The Notice of Grant is part of the Award Agreement.

(v) "*Officer*" means a person who is an officer of the Company within the meaning of Section 16 of the Exchange Act and the rules and regulations promulgated thereunder.

(w) "*Option*" means a stock option granted pursuant to the Plan.

(x) "*Option Agreement*" means an agreement between the Company and a Participant evidencing the terms and conditions of an individual Option grant. The Option Agreement is subject to the terms and conditions of the Plan.

(y) "*Parent*" means a "parent corporation," whether now or hereafter existing, as defined in Section 424(e) of the Code.

(z) "*Participant*" means the holder of an outstanding Award granted under the Plan.

(aa) "*Performance Goals*" means the goal(s) (or combined goal(s)) determined by the Administrator (in its discretion) to be applicable to a Participant with respect to an Award. As determined by the Administrator, the performance measures for any performance period will be any one or more of the following objective performance criteria, applied to either the Company as a whole or, except with respect to stockholder return metrics, to a region, business unit, affiliate or business segment, and measured either on an absolute basis or relative to a pre-established target, to a previous period's results or to a designated comparison group, and, with respect to financial metrics, which may be determined in accordance with United States Generally Accepted Accounting Principles ("GAAP"), in accordance with accounting principles established by the International Accounting Standards Board ("IASB Principles") or which may be adjusted when established to exclude any items otherwise includable under GAAP or under IASB Principles: (i) cash flow (including operating cash flow or free cash flow), (ii) revenue (on an absolute basis or adjusted for currency effects), (iii) gross margin or as a percentage of revenue, (iv) operating expenses or operating expenses as a percentage of revenue, (v) earnings (which may include earnings before interest and taxes, earnings before taxes and net earnings), (vi) earnings per share, (viii) stock price, (ix) return on equity, (x) total stockholder return, (xi) growth in stockholder value relative to the moving average of the S&P 500 Index or another index, (xii) return on capital, (xiii) return on assets or net assets, (xiv) return on investment, (xv) economic value added, (xvi) operating profit or net operating profit, (xvii) operating margin, (xix) market share, (xx) contract awards or backlog, (xxi) overhead or other expense reduction, (xxii) credit rating, (xxvi) objective customer indicators, (xxvii) new product invention or innovation, (xxviii) attainment of research and development milestones, (xxix) improvements in productivity, (xxx) attainment of objective operating goals, and (xxxi) objective employee metrics.

(bb) "*Performance Share*" means a performance share Award granted to a Service Provider pursuant to Section 11.

(cc) "*Performance Unit*" a performance unit Award granted to a Service Provider pursuant to Section 12.

(dd) "*Plan*" means this Coherent, Inc. 2001 Stock Plan.

(ee) "*Restricted Stock*" means shares of Common Stock granted pursuant to Section 10 of the Plan.

(ff) "*Rule 16b-3*" means Rule 16b-3 of the Exchange Act or any successor to Rule 16b-3, as in effect when discretion is being exercised with respect to the Plan.

(gg) "*Stock Appreciation Right*" or "SAR" means an Award, granted alone or in connection with a related Option, that pursuant to Section 9 is designated as an SAR.

(hh) "*Section 16(b)*" means Section 16(b) of the Exchange Act.

(ii) "*Service Provider*" means an Employee or Consultant.

(jj) "*Share*" means a share of the Common Stock, as adjusted in accordance with Section 16 of the Plan.

(kk) "*Subsidiary*" means a "subsidiary corporation", whether now or hereafter existing, as defined in Section 424(f) of the Code.

3. *Stock Subject to the Plan.* Subject to the provisions of Section 16 of the Plan, the maximum aggregate number of Shares that may be issued under the Plan is 6,300,000 Shares; provided, however, that in no event shall more than 30% of the Shares issuable under the Plan be granted pursuant to Awards with an exercise price or purchase price that is less than 100% of Fair Market Value on the date of grant. Notwithstanding the foregoing, no Options shall be granted with an exercise price less than Fair Market Value on the date of grant. The Shares may be authorized, but unissued, or reacquired Common Stock.

If an Award expires or becomes unexercisable without having been exercised in full, or, with respect to Restricted Stock, Performance Shares, Performance Units or Deferred Stock Units, is forfeited back to or repurchased by the Company, the unpurchased Shares (or for Awards other than Options and SARs, the forfeited or repurchased shares) which were subject thereto shall become available for future grant or sale under the Plan (unless the Plan has terminated). With respect to SARs, only shares actually issued pursuant to an SAR shall cease to be available under the Plan; all remaining shares under SARs, shall remain available for future grant or sale under the Plan (unless the Plan has terminated). However, Shares that have actually been issued under the Plan under any Award shall not be returned to the Plan and shall not become available for future distribution under the Plan, except that if Shares of Restricted Stock, Performance Shares, Performance Units or Deferred Stock Units are repurchased by the Company at their original purchase price or are forfeited to the Company, such Shares shall become available for future grant under the Plan. To the extent an Award under the Plan is paid out in cash rather than stock, such cash payment shall not result in reducing the number of Shares available for issuance under the Plan.

4. *Administration of the Plan.*

(a) Procedure.

(i) Section 162(m). To the extent that the Administrator determines it to be desirable to qualify Options granted hereunder as "performance-based compensation" within the meaning of Section 162(m) of the Code, the Plan shall be administered by a Committee of two or more Independent Directors.

(ii) Rule 16b-3. To the extent that the Administrator determines it to be desirable to qualify transactions hereunder as exempt under Rule 16b-3, the transactions contemplated hereunder shall be structured to satisfy the requirements for exemption under Rule 16b-3.

(iii) Other Administration. Other than as provided above or in Section 4(c) of the Plan, the Plan shall be administered by (A) the Board or (B) a Committee of one or more Independent Directors with the ability to obtain the advice of independent counsel, which committee shall be constituted to satisfy Applicable Laws.

(b) Powers of the Administrator. Subject to the provisions of the Plan, including, without limitation Section 8(b)(iii), and in the case of a Committee, subject to the specific duties delegated by the Board to such Committee, the Administrator shall have the authority, in its discretion:

(i) to determine the Fair Market Value;

(ii) to select the Service Providers to whom Awards may be granted hereunder;

(iii) to determine the number of shares of Common Stock to be covered by each Award granted hereunder;

(iv) to approve forms of agreement for use under the Plan;

(v) to determine the terms and conditions, not inconsistent with the terms of the Plan, of any Award granted hereunder. Such terms and conditions include, but are not limited to, the exercise price, the time or times when Options or SARs may be exercised (which may be based on performance criteria), any vesting acceleration or waiver of forfeiture or repurchase restrictions, and any restriction or limitation regarding any Award or the shares of Common Stock relating thereto, based in each case on such factors as the Administrator, in its sole discretion, shall determine;

(vi) to construe and interpret the terms of the Plan and Awards granted pursuant to the Plan;

(vii) to prescribe, amend and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established for the purpose of qualifying for preferred tax treatment under foreign tax laws;

(viii) to modify or amend each Award (subject to Section 18(c) of the Plan), including the discretionary authority to extend the post-termination exercisability period of Options or SARs longer than is otherwise provided for in the Plan;

(ix) to allow Participants to satisfy withholding tax obligations by electing to have the Company withhold from the Shares or cash to be issued upon exercise or vesting of an Award that number of Shares or cash having a Fair Market Value equal to the amount required to be withheld. The Fair Market Value of any Shares to be withheld shall be determined on the date that the amount of tax to be withheld is to be determined. All elections by a Participant to have Shares or cash withheld for this purpose shall be made in such form and under such conditions as the Administrator may deem necessary or advisable;

(x) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Administrator;

(xi) to make all other determinations deemed necessary or advisable for administering the Plan.

(c) Delegation. The Board may delegate responsibility for administering the Plan, including with respect to designated classes of Employees and Consultants, to different committees consisting of one or more Directors subject to such limitations as the Board deems appropriate. To the extent consistent with applicable law, the Board or the Compensation and H.R. Committee may authorize one or more officers of the Company to grant Awards to designated classes of Employees and Consultants, within limits specifically prescribed by the Board or the Compensation and H.R. Committee; provided, however, that no such officer shall have or obtain authority to grant Awards to himself or herself.

(d) Effect of Administrator's Decision. The Administrator's decisions, determinations and interpretations shall be final and binding on all Participants.

5. Eligibility. Restricted Stock, Performance Shares, Performance Units, Stock Appreciation Rights, Deferred Stock Units and Nonstatutory Stock Options may be granted to Service Providers. Incentive Stock Options may be granted only to Employees.

6. Limitations.

(a) ISO $100,000 Rule. Each Option shall be designated in the Option Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option. However, notwithstanding such designation, to the extent that the aggregate Fair Market Value of the Shares with respect to which Incentive Stock Options are exercisable for the first time by the Participant during any calendar year (under all plans of the Company and any Parent or Subsidiary) exceeds $100,000, such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 6(a), Incentive Stock Options shall be taken into account in the order in which they were granted. The Fair Market Value of the Shares shall be determined as of the time the Option with respect to such Shares is granted.

(b) No Rights as a Service Provider. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing their relationship as a Service Provider, nor shall they interfere in any way with the right of the Participant or the right of the Company or its Parent or Subsidiaries to terminate such relationship at any time, with or without cause.

(c) 162(m) Limitation.

(i) Option and SAR Annual Share Limit. No Participant shall be granted, in any Company fiscal year ("Fiscal Year"), Options and Stock Appreciation Rights to purchase more than 500,000 Shares; provided, however, that such limit shall be 500,000 Shares in connection with the Participant's initial service.

(ii) Restricted Stock and Performance Share Annual Limit. No Participant shall be granted, in any Fiscal Year, more than 500,000 Shares in the aggregate of the following: (i) Restricted Stock or (ii) Performance Shares; provided, however, that such limit shall be 500,000 Shares in connection with the Participant's initial service.

(iii) Performance Units Annual Limit. No Participant shall receive Performance Units, in any Fiscal Year, with respect to more than 500,000 shares, provided, however, that such limit shall be 500,000 shares in connection with the Participant's initial service.

(iv) Section 162(m) Performance Restrictions. For purposes of qualifying grants of Restricted Stock, Performance Shares or Performance Units as "performance-based compensation" under Section 162(m) of the Code, the Administrator, in its discretion, may set restrictions based upon the achievement of Performance Goals. The Performance Goals shall be set by the Administrator on or before the latest date permissible to enable the Restricted Stock, Performance Shares or Performance Units to qualify as "performance-based compensation" under Section 162(m) of the Code. In granting Restricted Stock, Performance Shares or Performance Units which are intended to qualify under Section 162(m) of the Code, the Administrator shall follow any procedures determined by it from time to time to be necessary or appropriate to ensure qualification of the Award under Section 162(m) of the Code (e.g., in determining the Performance Goals).

(v) Cancellations. If an Award is cancelled in the same fiscal year of the Company in which it was granted (other than in connection with a transaction described in Section 16(c)), the cancelled Award will be counted against the limits set forth in subsections (i) and (ii) above.

(vi) Changes in Capitalization. The foregoing 162(m) limitations shall be adjusted proportionately in connection with any change in the Company's capitalization as described in Section 16(a).

7. *Term of Plan.* The Plan shall become effective upon its adoption by the Board. It shall continue in effect for a term of ten (10) years unless terminated earlier under Section 18 of the Plan.

8. *Stock Options.*

(a) Term of Options. The term of each Option shall be ten (10) years from the date of grant or such shorter term as may be provided in the Option Agreement. Moreover, in the case of an Incentive Stock Option granted to a Participant who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company or any Parent or Subsidiary, the term of the Incentive Stock Option shall be five (5) years from the date of grant or such shorter term as may be provided in the Option Agreement.

(b) Option Exercise Price and Consideration.

(i) Exercise Price. The per share exercise price for the Shares to be issued pursuant to exercise of an Option shall be determined by the Administrator, subject to the following:

In the case of an Incentive Stock Option:

(A) granted to an Employee who, at the time the Incentive Stock Option is granted, owns stock representing more than ten percent (10%) of the voting power of all classes of stock of the Company or any Parent or Subsidiary, the per Share exercise price shall be no less than 110% of the Fair Market Value per Share on the date of grant.

(B) granted to any Employee other than an Employee described in paragraph (A) immediately above, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant.

(ii) In the case of a Nonstatutory Stock Option, the per Share exercise price shall be no less than 100% of the Fair Market Value per Share on the date of grant

(iii) The exercise price for the Shares to be issued pursuant to an already granted Option may not be changed without the consent of the Company's shareholders. This shall include, without limitation, a repricing of the Option as well as an option exchange program whereby the Participant agrees to cancel an existing Option in exchange for an Option to be granted in the future with an exercise price equal to the Fair Market Value of the Shares on the date of grant.

(c) Waiting Period and Exercise Dates. At the time an Option is granted, the Administrator shall fix the period within which the Option may be exercised and shall determine any conditions that must be satisfied before the Option may be exercised.

(d) Form of Consideration. The Administrator shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Administrator shall determine the acceptable form of consideration at the time of grant. Such consideration, to the extent permitted by Applicable Laws, may consist entirely of:

(i) cash;

(ii) check;

(iii) other Shares which have a Fair Market Value on the date of surrender equal to the aggregate exercise price of the Shares as to which said Option shall be exercised;

(iv) broker-assisted cashless exercise;

(v) any combination of the foregoing methods of payment; or such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws; or

(vi) such other consideration and method of payment for the issuance of Shares to the extent permitted by Applicable Laws.

(e) Exercise of Option.

(i) Procedure for Exercise; Rights as a Shareholder. Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as determined by the Administrator and set forth in the Option Agreement. An Option may not be exercised for a fraction of a Share.

An Option shall be deemed exercised when the Company receives: (i) written or electronic notice of exercise (in accordance with the Option Agreement) from the person entitled to exercise the Option, and (ii) full payment for the Shares with respect to which the Option is exercised. Full payment may consist of any consideration and method of payment authorized by the Administrator and permitted by the Option Agreement and the Plan. Shares issued upon exercise of an Option shall be issued in the name of the Participant or, if requested by the Participant, in the name of the Participant and his or her spouse. Until the Shares are issued (as evidenced by the appropriate entry on the books of the Company or of a duly authorized transfer agent of the Company), no right to vote or receive dividends or any other rights as a shareholder shall exist with respect to the Awarded Stock, notwithstanding the exercise of the Option. The Company shall issue (or cause to be issued) such Shares promptly after the Option is exercised. No adjustment will be made for a dividend or other right for which the record date is prior to the date the Shares are issued, except as provided in Section 16 of the Plan.

Exercising an Option in any manner shall decrease the number of Shares thereafter available, both for purposes of the Plan and for sale under the Option, by the number of Shares as to which the Option is exercised.

(f) Termination of Relationship as Service Provider. If a Participant ceases to be Service Provider, other than upon the Participant's death or Disability, the Participant may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent that the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for ninety (90) days following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified by the Administrator, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(g) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Option within such period of time as is specified in the Option Agreement to the extent the Option is vested on the date of termination (but in no event later than the expiration of the term of such Option as set forth in the Option Agreement). In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall revert to the Plan. If, after termination, the Participant does not exercise his or her Option within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(h) Death of Participant. If a Participant dies while a Service Provider, the Option may be exercised within such period of time as is specified in the Option Agreement (but in no event later than the expiration of the term of such Option as set forth in the Notice of Grant), by the Participant's estate or by a person who acquires the right to exercise the Option by bequest or inheritance, but only to the extent that the Option is vested on the date of death. In the absence of a specified time in the Option Agreement, the Option shall remain exercisable for twelve (12) months following the Participant's termination. If, at the time of death, the Participant is not vested as to his or her entire Option, the Shares covered by the unvested portion of the Option shall immediately revert to the Plan. The Option may be exercised by the executor or administrator of the Participant's estate or, if none, by the person(s) entitled to exercise the Option under the Participant's will or the laws of descent or distribution. If the Option is not so exercised within the time specified herein, the Option shall terminate, and the Shares covered by such Option shall revert to the Plan.

(i) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares an Option previously granted based on such terms and conditions as the Administrator shall establish and communicate to the Participant at the time that such offer is made.

9. *Stock Appreciation Rights.*

(a) Grant of SARs. Subject to the terms and conditions of the Plan, SARs may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(c) hereof, the Administrator shall have complete discretion to determine the number of SARs granted to any Participant.

(b) Exercise Price and other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of SARs granted under the Plan; provided, however, that no SAR may have a term of more than ten (10) years from the date of grant; provided, further that SARs may not have an exercise price below 100% of the Fair Market Value of the underlying shares on the grant date. The exercise price for the Shares or cash to be issued pursuant to an already granted SAR may not be changed without the consent of the Company's shareholders. This shall include, without limitation, a repricing of the SAR as well as an SAR exchange program whereby the Participant agrees to cancel an existing SAR in exchange for an Option, SAR or other Award.

(c) Payment of SAR Amount. Upon exercise of a SAR, a Participant shall be entitled to receive payment from the Company in an amount determined by multiplying:

(i) The difference between the Fair Market Value of a Share on the date of exercise over the exercise price; times

(ii) the number of Shares with respect to which the SAR is exercised.

(d) Payment upon Exercise of SAR. At the discretion of the Administrator, payment for a SAR may be in cash, Shares or a combination thereof.

(e) SAR Agreement. Each SAR grant shall be evidenced by an Award Agreement that shall specify the exercise price, the term of the SAR, the conditions of exercise, and such other terms and conditions as the Administrator, in its sole discretion, shall determine.

(f) Expiration of SARs. A SAR granted under the Plan shall expire upon the date determined by the Administrator, in its sole discretion, and set forth in the Award Agreement.

(g) Termination of Relationship as a Service Provider. If a Participant ceases to be a Service Provider, other than upon the Participant's death or Disability, the Participant may exercise his or her

Stock Appreciation Right within such period of time as is specified in the Stock Appreciation Right Agreement to the extent that the Stock Appreciation Right is vested and exercisable on the date of termination (but in no event later than the expiration of the term of such Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement). In the absence of a specified time in the Stock Appreciation Right Agreement, the Stock Appreciation Right shall remain exercisable for three (3) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Stock Appreciation Right, the Shares covered by the unvested portion of the Stock Appreciation Right shall revert to the Plan. If, after termination, the Participant does not exercise his or her Stock Appreciation Right within the time specified by the Administrator, the Stock Appreciation Right shall terminate, and the Shares covered by such Stock Appreciation Right shall revert to the Plan.

Notwithstanding the above, in the event of a Participant's change in status from Consultant, Employee or Director to Employee, Consultant or Director, a Participant's status as a Service Provider shall continue notwithstanding the change in status.

(h) Disability of Participant. If a Participant ceases to be a Service Provider as a result of the Participant's Disability, the Participant may exercise his or her Stock Appreciation Right within such period of time as is specified in the Stock Appreciation Right Agreement to the extent the Stock Appreciation Right is vested and exercisable on the date of termination (but in no event later than the expiration of the term of such Stock Appreciation Right as set forth in the Stock Appreciation Right Agreement). In the absence of a specified time in the Stock Appreciation Right Agreement, the Stock Appreciation Right shall remain exercisable for twelve (12) months following the Participant's termination. If, on the date of termination, the Participant is not vested as to his or her entire Stock Appreciation Right, the Shares covered by the unvested portion of the Stock Appreciation Right shall revert to the Plan. If, after termination, the Participant does not exercise his or her Stock Appreciation Right within the time specified herein, the Stock Appreciation Right shall terminate, and the Shares covered by such Stock Appreciation Right shall revert to the Plan.

(i) Death of Participant. If a Participant dies while a Service Provider, the Stock Appreciation Right may be exercised within such period of time as is specified in the Stock Appreciation Right Agreement (but in no event later than the expiration of the term of such Stock Appreciation Right as set forth in the Notice of Grant), by the Participant's estate or by a person who acquires the right to exercise the Stock Appreciation Right by bequest or inheritance, but only to the extent that the Stock Appreciation Right is vested and exercisable on the date of death. In the absence of a specified time in the Stock Appreciation Right Agreement, the Stock Appreciation Right shall remain exercisable for twelve (12) months following the Participant's termination. If, at the time of death, the Participant is not vested as to his or her entire Stock Appreciation Right, the Shares covered by the unvested portion of the Stock Appreciation Right shall immediately revert to the Plan. The Stock Appreciation Right may be exercised by the executor or administrator of the Participant's estate or, if none, by the person(s) entitled to exercise the Stock Appreciation Right under the Participant's will or the laws of descent or distribution. If the Stock Appreciation Right is not so exercised within the time specified herein, the Stock Appreciation Right shall terminate, and the Shares covered by such Stock Appreciation Right shall revert to the Plan.

(j) Buyout Provisions. The Administrator may at any time offer to buy out for a payment in cash or Shares a Stock Appreciation Right previously granted based on such terms and conditions as the Administrator shall establish and communicate to the Participant at the time that such offer is made.

10. Restricted Stock.

(a) Grant of Restricted Stock. Subject to the terms and conditions of the Plan, Restricted Stock may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(c) hereof, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Restricted Stock award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on continued provision of services but may include a performance-based component, upon which is conditioned the grant or vesting of Restricted Stock. Restricted Stock may be granted either in the form of Shares or units/rights to acquire Shares. Each such unit/right shall be the equivalent of one Share of Common Stock for purposes of determining the number of Shares subject to an Award. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the units/rights to acquire Shares.

(b) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Restricted Stock granted under the Plan. Restricted Stock grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the Restricted Stock is awarded. The Administrator may require the recipient to sign a Restricted Stock Award agreement as a condition of the award. Any certificates representing the Shares of stock awarded shall bear such legends as shall be determined by the Administrator.

(c) Restricted Stock Award Agreement. Each Restricted Stock grant shall be evidenced by an agreement that shall specify the purchase price (if any) and such other terms and conditions as the Administrator, in its sole discretion, shall determine; provided; however, that if the Restricted Stock grant has a purchase price, such purchase price must be paid no more than ten (10) years following the date of grant.

11. Performance Shares.

(a) Grant of Performance Shares. Subject to the terms and conditions of the Plan, Performance Shares may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(c) hereof, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Performance Share award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Shares. Performance Shares may be granted either in the form of Shares or units/rights to acquire Shares. Each such unit/right shall be the equivalent of one Share of Common Stock for purposes of determining the number of Shares subject to an Award. Until the Shares are issued, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the units/rights to acquire Shares.

(b) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Shares granted under the Plan. Performance Share grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the stock is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Shares agreement as a condition of the award. Any certificates representing the Shares of stock awarded shall bear such legends as shall be determined by the Administrator.

(c) Performance Share Award Agreement. Each Performance Share grant shall be evidenced by an agreement that shall specify such other terms and conditions as the Administrator, in its sole discretion, shall determine.

12. Performance Units.

(a) Grant of Performance Units. Performance Units are similar to Performance Shares, except that they shall be settled in a cash equivalent to the Fair Market Value of the underlying Shares, determined as of the vesting date. Subject to the terms and conditions of the Plan, Performance Units may be granted to Service Providers at any time and from time to time as shall be determined by the Administrator, in its sole discretion. Subject to Section 6(c) hereof, the Administrator shall have complete discretion to determine (i) the number of Shares subject to a Performance Unit award granted to any Participant, and (ii) the conditions that must be satisfied, which typically will be based principally or solely on achievement of performance milestones but may include a service-based component, upon which is conditioned the grant or vesting of Performance Units. Performance Units shall be granted in the form of units/rights. Each such unit/right shall be the cash equivalent of one Share of Common Stock. No right to vote or receive dividends or any other rights as a stockholder shall exist with respect to Performance Units or the cash payable thereunder.

(b) Other Terms. The Administrator, subject to the provisions of the Plan, shall have complete discretion to determine the terms and conditions of Performance Units granted under the Plan. Performance Unit grants shall be subject to the terms, conditions, and restrictions determined by the Administrator at the time the Performance Unit is awarded, which may include such performance-based milestones as are determined appropriate by the Administrator. The Administrator may require the recipient to sign a Performance Unit agreement as a condition of the award.

(c) Performance Unit Award Agreement. Each Performance Unit grant shall be evidenced by an agreement that shall specify such terms and conditions as the Administrator, in its sole discretion, shall determine.

13. *Deferred Stock Units.*

(a) Description. Deferred Stock Units shall consist of a Restricted Stock, Performance Share or Performance Unit Award that the Administrator, in its sole discretion permits to be paid out in installments or on a deferred basis, in accordance with rules and procedures established by the Administrator.

(b) 162(m) Limits. Deferred Stock Units shall be subject to the annual 162(m) limits applicable to the underlying Restricted Stock, Performance Share or Performance Unit Award as set forth in Section 6(c) hereof.

14. *Non-Transferability of Awards.* Unless determined otherwise by the Administrator, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the recipient, only by the recipient. If the Administrator makes an Award transferable, such Award shall contain such additional terms and conditions as the Administrator deems appropriate.

15. *Leaves of Absence.* Unless the Administrator provides otherwise or as otherwise required by Applicable Laws, vesting of Awards granted hereunder shall cease commencing on the first day of any unpaid leave of absence and shall only recommence upon return to active service.

16. Adjustments Upon Changes in Capitalization, Dissolution, Merger or Asset Sale.

(a) Changes in Capitalization. Subject to any required action by the stockholders of the Company, the number of shares of Common Stock covered by each outstanding Award, the number of shares of Common Stock which have been authorized for issuance under the Plan but as to which no Awards have yet been granted or which have been returned to the Plan upon cancellation or expiration of an Award, as well as the price per share of Common Stock covered by each such outstanding Award and the 162(m) annual share issuance limits under Section 6(c) shall be proportionately adjusted for any increase or decrease in the number of issued shares of Common Stock resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been "effected without receipt of consideration." Such adjustment shall be made by the Compensation Committee, whose determination in that respect shall be final, binding and conclusive. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of shares of Common Stock subject to an Award.

(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, the Administrator shall notify each Participant as soon as practicable prior to the effective date of such proposed transaction. The Administrator in its discretion may provide for a Participant to have the right to exercise his or her Option or SAR until ten (10) days prior to such transaction as to all of the Awarded Stock covered thereby, including Shares as to which the Award would not otherwise be exercisable. In addition, the Administrator may provide that any Company repurchase option or forfeiture rights applicable to any Award shall lapse 100%, and that any Award vesting shall accelerate 100%, provided the proposed dissolution or liquidation takes place at the time and in the manner contemplated. To the extent it has not been previously exercised (with respect to Options and SARs) or vested (with respect to other Awards), an Award will terminate immediately prior to the consummation of such proposed action.

(c) Merger or Asset Sale.

(i) Stock Options and SARs. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Option and SAR shall be assumed or an equivalent option or SAR substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Option or SAR, the Participant shall fully vest in and have the right to exercise the Option or SAR as to all of the Awarded Stock, including Shares as to which it would not otherwise be vested or exercisable. If an Option or SAR becomes fully vested and exercisable in lieu of assumption or substitution in the event of a merger or sale of assets, the Administrator shall notify the Participant in writing or electronically that the Option or SAR shall be fully vested and exercisable for a period of fifteen (15) days from the date of such notice, and the Option or SAR shall terminate upon the expiration of such period. For the purposes of this paragraph, the Option or SAR shall be considered assumed if, following the merger or sale of assets, the option or stock appreciation right confers the right to purchase or receive, for each Share of Awarded Stock subject to the Option or SAR immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received upon the exercise of the Option or

SAR, for each Share of Awarded Stock subject to the Option or SAR, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

(ii) Restricted Stock, Performance Shares, Performance Units and Deferred Stock Units. In the event of a merger of the Company with or into another corporation, or the sale of substantially all of the assets of the Company, each outstanding Restricted Stock, Performance Share, Performance Unit and Deferred Stock Unit award shall be assumed or an equivalent Restricted Stock, Performance Share, Performance Unit and Deferred Stock Unit award substituted by the successor corporation or a Parent or Subsidiary of the successor corporation. In the event that the successor corporation refuses to assume or substitute for the Restricted Stock, Performance Share, Performance Unit or Deferred Stock Unit award, the Participant shall fully vest in the Restricted Stock, Performance Share, Performance Unit or Deferred Stock Unit including as to Shares (or with respect to Performance Units, the cash equivalent thereof) which would not otherwise be vested. For the purposes of this paragraph, a Restricted Stock, Performance Share, Performance Unit and Deferred Stock Unit award shall be considered assumed if, following the merger or sale of assets, the award confers the right to purchase or receive, for each Share (or with respect to Performance Units, the cash equivalent thereof) subject to the Award immediately prior to the merger or sale of assets, the consideration (whether stock, cash, or other securities or property) received in the merger or sale of assets by holders of Common Stock for each Share held on the effective date of the transaction (and if holders were offered a choice of consideration, the type of consideration chosen by the holders of a majority of the outstanding Shares); provided, however, that if such consideration received in the merger or sale of assets is not solely common stock of the successor corporation or its Parent, the Administrator may, with the consent of the successor corporation, provide for the consideration to be received, for each Share and each unit/right to acquire a Share subject to the Award, to be solely common stock of the successor corporation or its Parent equal in fair market value to the per share consideration received by holders of Common Stock in the merger or sale of assets.

17. *Date of Grant.* The date of grant of an Award shall be, for all purposes, the date on which the Administrator makes the determination granting such Award, or such other later date as is determined by the Administrator. Notice of the determination shall be provided to each recipient within a reasonable time after the date of such grant.

18. Amendment and Termination of the Plan.

(a) Amendment and Termination. The Board may at any time amend, alter, suspend or terminate the Plan.

(b) Shareholder Approval. The Company shall obtain shareholder approval of any Plan amendment to the extent necessary and desirable to comply with Applicable Laws.

(c) Effect of Amendment or Termination. No amendment, alteration, suspension or termination of the Plan shall impair the rights of any Participant, unless mutually agreed otherwise between the Participant and the Administrator, which agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Administrator's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

19. Conditions Upon Issuance of Shares.

(a) Legal Compliance. Shares shall not be issued pursuant to the exercise of an Award unless the exercise of the Award or the issuance and delivery of such Shares (or with respect to Performance Units, the cash equivalent thereof) shall comply with Applicable Laws and shall be further subject to the approval of counsel for the Company with respect to such compliance.

(b) Investment Representations. As a condition to the exercise or receipt of an Award, the Company may require the person exercising or receiving such Award to represent and warrant at the time of any such exercise or receipt that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required.

20. *Inability to Obtain Authority.* The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder (or with respect to Performance Units, the cash equivalent thereof), shall relieve the Company of any liability in respect of the failure to issue or sell such Shares (or with respect to Performance Units, the cash equivalent thereof) as to which such requisite authority shall not have been obtained.

21. *Reservation of Shares.* The Company, during the term of this Plan, will at all times reserve and keep available such number of Shares as shall be sufficient to satisfy the requirements of the Plan.

22. *Shareholder Approval.* The 2004 amendment to the Plan shall be subject to approval by the shareholders of the Company within twelve (12) months after the date the amendment is adopted by the Board. Such shareholder approval shall be obtained in the manner and to the degree required under Applicable Laws.

23. *Section 409A Compliance.* Awards granted hereunder are intended to comply with the requirements of Section 409A of the Code to the extent Section 409A of the Code applies to such Awards and the terms of the Plan and any Award granted under the Plan shall be interpreted, operated and administered in a manner consistent with this intention to the extent the Administrator deems necessary or advisable in its sole discretion. Notwithstanding any other provision in the Plan, the Administrator, to the extent it unilaterally deems necessary or advisable in its sole discretion, reserves the right, but shall not be required, to amend or modify the Plan and any Award granted under the Plan so that the Award qualifies for exemption from or complies with Section 409A of the Code; provided, however, that the Company makes no representation that the Awards granted under the Plan shall be exempt from or comply with Section 409A of the Code and makes no undertaking to preclude Section 409A of the Code from applying to Awards granted under the Plan.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 27, 2008

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

Commission File Number: 001-33962

COHERENT, INC.

Delaware	**94-1622541**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
5100 Patrick Henry Drive, Santa Clara, California	**95054**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(408) 764-4000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Common Stock, $0.01 par value (including associated Common Stock Purchase Rights)	The NASDAQ Stock Market LLC

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

As of November 10, 2008, 24,337,561 shares of common stock were outstanding. The aggregate market value of the voting shares (based on the closing price reported on the NASDAQ Global Select Market on March 29, 2008) of Coherent, Inc., held by nonaffiliates was $387,073,039. For purposes of this disclosure, shares of common stock held by persons who own 5% or more of the outstanding common stock and shares of common stock held by each officer and director have been excluded in that such persons may be deemed to be "affiliates" as that term is defined under the Rules and Regulations of the Act. This determination of affiliate status is not necessarily conclusive.

DOCUMENT INCORPORATED BY REFERENCE

The information contained herein includes information from both our annual report on Form 10-K filed with the Securities and Exchange Commission on November 25, 2008 and amendment no. 1 to our annual report on Form 10-K filed with the Securities and Exchange Commission on January 26, 2009.

(This page intentionally left blank.)

This Annual Report contains forward-looking statements. These forward-looking statements include, without limitation, statements regarding our future:

- net sales;
- bookings;
- results of operations;
- gross profits;
- access to new markets;
- research and development projects and expenses;
- selling, general and administrative expenses;
- optimization of financial returns;
- warranty reserves;
- legal proceedings;
- claims against third parties for infringement of our proprietary rights;
- claims by third parties against us for infringement of their proprietary rights;
- liquidity and sufficiency of existing cash, cash equivalents and short-term investments for near-term requirements;
- increased adoption of lasers;
- success or impact of new product offerings;
- future demand for our products and laser technology;
- maintenance of customer relationships and the development of new relationships;
- capital spending as a percentage of net sales;
- development and acquisition of new technology and market share;
- write-downs for excess or obsolete inventory;
- adoption of/use of lasers in the manufacture of solar cells;
- development of highly-differentiated products;
- operational efficiencies;
- competitors and competitive pressures;
- capital spending as a percentage of net sales;
- growth of applications for our products, new product introductions and increase of market share;
- obtaining components and materials in a timely manner;
- identifying alternative sources of supply for components;

- achieving adequate manufacturing yields;
- the impact of recent acquisitions;
- leveraging of power and energy management products into our next generation products;
- compliance with environmental regulations;
- enhancement of our market position;
- focus on organizational efficiency;
- impact on laser industry;
- participation in the bio-agent detection market;
- leveraging of our technology portfolio and application engineering;
- optimization of our leadership position in existing markets;
- maintenance of collaborative customer and industry relationships;
- enhancement of our market position through our existing technology, as well as developing new technologies;
- emphasis on supply chain management;
- use of financial market instruments;
- simplifications of our foreign legal structure and reduction of our presence in certain countries;
- growth rates in the scientific market;
- footprint consolidation efforts, including the expected savings therefrom and timing thereof; and
- focus on long-term improvement of adjusted earnings before interest, taxes, depreciation and amortization (EBITDA) as a percentage of net sales.

In addition, we include forward-looking statements under the "Our Strategy" and "Future Trends" headings set forth below in "Business" and under the "Bookings" heading set forth below in "Management's Discussion and Analysis of Financial Condition and Results of Operations."

You can identify these and other forward-looking statements by the use of the words such as "may," "will," "could," "would," "should," "expects," "plans," "anticipates," "estimates," "intends," "potential," "projected," "continue," or the negative of such terms, or other comparable terminology. Forward-looking statements also include the assumptions underlying or relating to any of the foregoing statements.

Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth below in "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and under the heading "Risk Factors." All forward-looking statements included in this document are based on information available to us on the date hereof. We undertake no obligation to update these forward-looking statements as a result of events or circumstances or to reflect the occurrence of unanticipated events or non-occurrence of anticipated events.

PART I

ITEM 1. BUSINESS

GENERAL

Business Overview

Our fiscal year ends on the Saturday closest to September 30. Fiscal years 2008, 2007 and 2006 ended on September 27, September 29, and September 30, respectively, and are referred to in this annual report as fiscal 2008, fiscal 2007 and fiscal 2006 for convenience. Fiscal years 2008, 2007 and 2006 all included 52 weeks.

We are one of the world's leading suppliers of photonics-based solutions in a broad range of commercial and scientific research applications. We design, manufacture and market lasers, precision optics and related accessories for a diverse group of customers. Since inception in 1966, we have grown through internal expansion and through strategic acquisitions of complementary businesses, technologies, intellectual property, manufacturing processes and product offerings.

We are organized into two operating segments: Commercial Lasers and Components ("CLC") and Specialty Lasers and Systems ("SLS"). This segmentation reflects the go-to-market strategies for various products and markets. While both segments deliver cost-effective photonics solutions, CLC focuses on higher volume products that are offered in set configurations. The product architectures are designed for easy exchange at the point of use such that substantially all product service and repairs are based upon advanced replacement and depot (i.e., factory) repair. CLC's primary markets include OEM components and instrumentation and materials processing. SLS develops and manufactures configurable, advanced-performance products largely serving the microelectronics and scientific research markets. The size and complexity of many of the SLS products require service to be performed at the customer site by factory-trained field service engineers.

Income (loss) from operations is the measure of profit and loss that our chief operating decision maker ("CODM") uses to assess performance and make decisions. Income (loss) from operations represents the sales less the cost of sales and direct operating expenses incurred within the operating segments as well as allocated expenses such as shared sales and manufacturing costs. We do not allocate to our operating segments certain operating expenses, which we manage separately at the corporate level. These unallocated costs include stock- based compensation and corporate functions (certain advanced research and development, management, finance, legal and human resources) and are included in Corporate and other. Management does not consider unallocated Corporate and other costs in its measurement of segment performance.

We were originally incorporated in California on May 26, 1966 and reincorporated in Delaware on October 1, 1990.

Additional information about Coherent, Inc. (referred to herein as the Company, we, our, or Coherent) is available on our web site at *www.coherent.com*. We make available, free of charge on our web site, access to our annual report on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as soon as reasonably practicable after we file or furnish them electronically with the Securities and Exchange Commission ("SEC"). Information contained on our web site is not part of this annual report or our other filings with the SEC.

INDUSTRY BACKGROUND

The word "laser" is an acronym for "light amplification by stimulated emission of radiation." A laser emits an intense beam of light with some unique and highly useful properties. Most important, a laser is orders of magnitude brighter than any lamp. This means that the beam can be focused to a very small and intense spot, useful for applications requiring very high power densities including cutting and other materials processing procedures. The laser's high spatial resolution is also useful for microscopic imaging and inspection applications. Laser light can be monochromatic—all the beam energy is confined to a narrow wavelength band. Some lasers also produce highly polarized outputs while other lasers have unique phase properties that can be used to create ultrafast output—a series of pulses with pulse durations as short as tens of femtoseconds (i.e., 10^{-15} seconds).

There are many types of lasers and one way of classifying them is by the material used to create the lasing action. This can be in the form of a gas, liquid, semiconductor or solid-state crystal. We manufacture all of these types of lasers. Lasers can also be classified by their output wavelength: ultraviolet, visible, infrared or wavelength tunable. We also manufacture all of these laser types. There are also many options in terms of pulsed output versus continuous wave, pulse duration, output power, beam dimensions, etc. In fact, each application has its specific requirements in terms of laser performance. The broad technical depth at Coherent enables us to offer a diverse product line characterized by lasers targeted at growth opportunities and key applications. In all cases, we aim to be the supplier of choice by offering a high-value combination of superior technical performance and high reliability.

Photonics has taken its place alongside electronics as a critical enabling technology for the twenty-first century. Photonics-based solutions are entrenched in broad industries that include industrial automation, textile processing, microelectronics, flat panel displays and medical diagnostics, with adoption continuing in ever more diverse applications. Growth in these applications stems from two sources. First, there are many applications where the laser is displacing conventional technology because it can do the job faster, better or more economically. Second, there are new applications where the laser is the enabling tool that makes the work possible (e.g. the production of sub 50 micron microvias).

Key laser applications include: micro and nanotechnologies; solar cell production; semiconductor inspection; microlithography; measurement, test and repair of electronic circuits; medical and biotechnology; industrial process and quality control; materials processing; imaging and printing; graphic arts display; and, research and development. For example, ultraviolet ("UV") lasers are enabling the trend towards miniaturization, which is a driver of innovation and growth in many markets. The short wavelength of lasers that emit light in the UV spectral region make it possible to produce extremely small structures-with maximum precision—consistent with the latest state-of-the-art technology.

OUR STRATEGY

We strive to develop innovative and proprietary products and solutions that meet the needs of our customers and that are based on our core expertise in lasers and optical technologies. In pursuit of our strategy, we intend to:

- **Leverage our technology portfolio and application engineering to lead the proliferation of photonics into broader markets**—We will continue to identify opportunities in which our technology portfolio and application engineering can be used to offer innovative solutions and gain access to new markets.

- **Optimize our leadership position in existing markets**—There are a number of markets where we have historically been at the forefront of technological development and product deployment and from which we have derived a substantial portion of our revenues. We plan to optimize our financial returns from these markets.

- **Maintain and develop additional strong collaborative customer and industry relationships**—We believe that the Coherent brand name and reputation for product quality, technical performance and customer satisfaction will help us to further develop our loyal customer base. We plan to maintain our current customer relationships and develop new ones with customers who are industry leaders and work together with these customers to design and develop innovative product systems and solutions as they develop new technologies.

- **Develop and acquire new technologies and market share**—We will continue to enhance our market position through our existing technologies and develop new technologies through our internal research and development efforts, as well as through the acquisition of additional complementary technologies, intellectual property, manufacturing processes and product offerings.

- **Focus on long-term improvement of adjusted EBITDA expressed as a percentage of net sales**—We define adjusted EBITDA as earnings before interest, taxes, depreciation, amortization, stock compensation expenses and certain other non-operating income and expense items.

APPLICATIONS

Our products address a broad range of applications that we group into the following markets: Microelectronics, Materials Processing, OEM Components and Instrumentation and Scientific Research and Government Programs. Effective the first quarter of fiscal 2008, we combined the former Graphic Arts and Display market applications into the OEM Components and Instrumentation market applications. Prior period market application information reflects this combination.

Microelectronics

Nowhere is the trend towards miniaturization more prevalent than in the Microelectronics market where portable music, video and wireless communications technology are driving advances in integrated circuits, power management, and displays. In response to market demands and expectations, semiconductor manufacturers are continually seeking to improve their process and design technologies in order to manufacture smaller, more powerful and more reliable devices with a lower cost per function. New laser applications and new laser technologies in existing applications are in high demand to deliver higher resolution and higher precision at lower manufacturing cost.

We support four major markets in the microelectronics industry: (1) semiconductor front-end manufacturing, (2) semiconductor assembly, testing and advanced packaging, (3) flat panel display manufacturing, and (4) solar cell production and other emerging processes.

Microelectronics—semiconductor front-end manufacturing

The term "front-end manufacturing" refers to the production of semiconductor devices which occurs prior to packaging.

Photomask manufacturing

Semiconductors are created with a process called microlithography, which relies on a high-resolution photomask most often made of quartz and chrome. The mask, which is conceptually similar to a negative in photography, is used in lithography systems to make numerous copies of the pattern image on semiconductor wafers. Our *Innova® Sabre™* ion lasers, *Innova FReD* ion lasers, *NovaTex™* excimer lasers, and *Rega™* ultrafast lasers are all used in the fabrication, inspection and repair of these masks.

Semiconductor inspection, metrology, testing and wafer yield management

As semiconductor device geometries decrease in size, devices become increasingly susceptible to smaller defects during each phase of the manufacturing process and these defects can negatively impact yield. One of the semiconductor industry's responses to the increasing vulnerability of semiconductor devices to smaller defects has been to use defect detection and inspection techniques that are closely linked to the manufacturing process. For example, automated laser-based inspection systems are now used to detect and locate defects as small as 0.01 micron, which may not be observable by conventional optical microscopes.

Detecting the presence of defects is only the first step in preventing their recurrence. After detection, defects must be examined in order to identify their size, shape and the process step in which the defect occurred. This examination is called defect classification. Identification of the sources of defects in the lengthy and complex semiconductor manufacturing process has become essential for maintaining high yield production. Semiconductor manufacturing has become an around-the-clock operation and it is important for products used for inspection, measurement and testing to be reliable and to have long lifetimes.

Our *Azure™, Paladin™, Vitesse™, Verdi™, Sapphire, and Innova iLine* lasers are used to detect and characterize defects in semiconductor chips. Our *Innova iLine* argon laser is used to inspect patterned wafers and our *Vector* laser is used to repair defects that may occur in the photomask or semiconductor device.

The semiconductor fabrication process typically creates numerous patterned layers on each wafer device. Laser-based systems have been developed to measure the characteristics of metal or opaque layers in order to determine the functionality and conformance of these devices. Our *Vitesse™* laser generates an ultrafast laser pulse that produces a localized temperature rise in the materials, which generates a sound wave, a portion of which is reflected back to the surface. By measuring the returning echoes with a second laser pulse, the system can detect layer thickness, adhesion and composition.

Microelectronics—semiconductor assembly, testing and advanced packaging

Wafer scribing and singulation

After a wafer is patterned, there are then a host of other processes, referred to as back-end processing, which finally result in a packaged encapsulated silicon chip. Ultimately, these chips are then assembled into finished products. The advent of high-speed logic and high-memory content devices has caused chip manufacturers to look for alternative technologies to improve performance and lower process costs. In terms of materials, this search includes new types of wafers based on low-k dielectrics and thinner silicon. Our *Avia*™ and *Prisma*™ lasers are providing economic methods of cutting and scribing these wafers while delivering higher yields than traditional mechanical methods. Our *Diamond*™ carbon dioxide ("CO_2") lasers are used for singulating packages and printed circuit boards into individual components for final assembly.

Microvia drilling

These same trends are also driving integration and miniaturization, blurring the traditional lines between formerly discrete applications such as assembly and PCB fabrication. Lasers are playing several enabling roles in this integration and miniaturization. For instance, lasers are now the only economically practical method for drilling microvias in chip assemblies and in both rigid and flexible printed circuit boards. These microvias are tiny interconnects that are essential for enabling high-density circuitry commonly used in mobile handsets and advanced computing systems. Our *AVIA™* and *Diamond™* lasers are the lasers of choice in this application. The ability of these lasers to operate at very high repetition rates translates into faster drilling speeds and increased throughput in Microvia processing applications.

Other applications are arising as well. For instance, the high density of the latest circuit boards is reaching the limits of conventional technologies, causing wider adoption of laser direct-write methods. Our *Paladin™* laser is used for this application. Our lasers are also being increasingly used to trim (selectively cut) components in order to finely adjust their performance. Our *Vector™* and *Prisma™* lasers are used for this purpose.

Microelectronics—flat panel display manufacturing

The high-volume consumer market is driving the production of flat panel displays ("FPD") in applications such as digital cameras, personal digital assistants ("PDAs"), mobile telephones, car navigation systems, laptop computers and television monitors. There are several types of established and emerging FPDs based on quite different technologies, including plasma ("PDP"), liquid crystal ("LCD") and organic polymers ("OLED"). Lasers have found applications in each of these technologies given that the laser provides higher process speed, better yield, lower cost and/or superior display brightness and resolution.

Excimer Laser Annealing ("ELA") and Sequential Lateral Solidification

Several display types require a high-density pattern of silicon Thin Film Transistors ("TFTs"). If this silicon is polycrystalline, the performance is greatly enhanced. In the past, these polysilicon layers could only be produced on expensive thermal glass at high temperatures. However, excimer-based processes, such as ELA and sequential lateral solidification, have allowed high-volume production of low-temperature polysilicon ("LTPS") on conventional glass substrates. Our excimer lasers provide an invaluable solution for both ELA and sequential lateral solidification because they are the only industrial-grade excimers with the high pulse energy these methods require. The current state-of-the-art product for this application is our *Lambda SX-C™* laser.

Our *AVIA™* and *Diamond™* lasers are also used in other production processes for FPDs. These processes include drilling, cutting, patterning, marking and yield improvement.

Microelectronics—solar cell production and other emerging processes

Numerous areas of microelectronics can be grouped as "emerging technologies." Some of these are transitioning to volume production in the present timeframe while others are more forward-looking.

The recent growth and interest in solar cell technology is driving the adoption of laser technology in the manufacturing of solar cells as today's higher fuel costs have led to heightened interest in solar panels. Crystalline solar cell production capacity has been rapidly ramping up in the United States, Germany, Japan, Taiwan & China. Our lasers, such as *Avia™*, *Paladin* and *Prisma™*, are already being used in the production of solar panels for cell isolation and transparent conductive oxide ("TCO") scribing purposes.

Materials Processing

Lasers are widely accepted today as part of many important industrial manufacturing applications including cutting, welding, joining, drilling, perforating, and marking of metals and nonmetals. We supply high-power lasers for metal processing as well as low-to-medium power lasers for nonmetals processing, precision micromachining and laser marking.

Light manufacturing and cutting

This area includes such applications as the cutting and joining of plastics using both our *Diamond™* CO_2 lasers and FAP Systems semiconductor lasers; the cutting, perforating and scoring of paper and packaging materials; and various cutting and patterning applications in the textile industry. In the specific area of textiles and clothing, our *Diamond™* lasers service older applications, such as cutting complex shapes in leather for footwear, as well as newer applications such as creating detailed fade patterns on designer denims.

At the opposite end of the size and wavelength spectrum, our *AVIA™* and *Matrix™* ultraviolet lasers are now being used extensively for machining a wide range of materials (and in a wide range of industries) including glass and plastics. These technically important materials are laser processed to produce medical devices, micro-electromechanical systems ("MEMS"), flat panel display, semiconductor manufacturing, and to aid in rapid prototyping for a variety of end markets including automotive manufacturing.

Laser marking and coding

Laser marking and coding are generally considered part of the precision materials processing applications market for which we remain a leading supplier. One such area where applications are growing rapidly is the displacement of ink-jet coding due to both aesthetic and environmental pressures. The optimum choice of laser depends on the material being marked, whether it is a surface mark (engraved) or a sub-surface mark, and the specific economics of the application. We provide lasers for all-important marking applications. In fiscal 2007, we released *Matrix™,* a new product line of reliable, compact and low-cost diode pumped solid state lasers. These lasers provide lower cost of ownership for marking in high volume manufacturing.

Heavy manufacturing

In April 2007, we acquired Nuvonyx, Inc., a technology leader in high-power laser diode components, arrays, and industrial laser systems for materials processing and defense applications. Nuvonyx produces high power arrays with powers in excess of 50 Kilowatts through its proprietary cooling and stacking technologies. The industrial laser systems are used for cladding and hardening of metals, joining materials, and other materials processing applications. Other near-term applications include welding of plastics and direct metal welding. In fiscal 2007, we released *HighLight™,* a new line of direct diode systems for metal processing.

Excimer-based processes

The unique properties of excimer lasers have enabled a diverse range of material transformation applications. Examples include drilling and ablating materials to create stents and disposable drug delivery catheters for the medical marketplace. Frequently, our excimer lasers are also used to mark these same products. Other materials processing applications for our excimer lasers include stripping thin wires in disk drives, cleaning bare semiconductor wafers and writing fiber Bragg gratings for optical telecommunications and sensing purposes.

OEM Components and Instrumentation

Instrumentation is one of our more mature commercial applications. Representative applications within this market include flow cytometry, confocal microscopy, high-throughput screening for pharmaceutical discovery, genomic and proteomic analyses, Raman spectroscopy forensics, veterinary science and bio-threat detection. Specifically, our *Sapphire™, Compass™* and *CUBE™* lasers are used in several bio-instrumentation applications including confocal microscopy, DNA sequencing, flow cytometry and drug discovery. In the medical area, our High Power OPS lasers are enabling a new range of wavelengths for treatment of a number of retinal conditions and our Excimer lasers are the standard used by the majority of companies practicing vision correction. We also support the laser- based instrumentation market with a range of laser-related components, including diode lasers for optical pumping. Some of our OEM component business includes sales to other, less integrated laser manufacturers participating in OEM markets such as materials processing, scientific, and medical.

Flow cytometry

Flow cytometry is a laser-based micro-fluorescence technique for analyzing single cells or populations of cells in a heterogeneous mixture, including blood samples. Its numerous applications include cell biology, immunology, reproductive biology, oncology and infectious disease such as Acquired Immune Deficiency Syndrome ("AIDS"). The recent design trend in flow cytometry is toward more compact, powerful and reliable instruments. As a result, our *Sapphire™, Compass™* and *CUBE™* lasers are among the leading solid-state solutions in the current generation of cutting-edge instrumentation.

DNA sequencing

Laser-based instrumentation revolutionized DNA sequencing, providing automation and data acquisition rates that would be impossible by any other method. This technology played a key role in the human genome project. This area continues to be a dynamic area as researchers track and analyze specific genes responsible for various diseases. Our *Sapphire™, Compass™* and *CUBE™* lasers were developed to address the needs of this market.

Drug Discovery—Genomics and Proteomics

High-speed automation is also essential to the growth of genomics and proteomics, which now enable drug discovery to proceed at very high throughput rates. Over a million compounds can now be screened in weeks instead of years. A challenge to manufacturers of analytical devices is to produce instruments of increasing complexity and capability, while at the same time minimizing their size. This is particularly important where several instruments may be deployed in a single location for parallel processing. Our *Sapphire, Compass* and *CUBE* lasers are used in instrument techniques such as micro-array scanning, lab-on-a-chip and fluorescence correlation spectroscopy.

Bio-agent detection

A number of laser-based techniques for point source and standoff detection of pathogens or other bio-toxins are being explored in the government and private sectors. Systems of this type could be deployed to guard military facilities, major sporting events or other large gatherings of citizens, as well as vital infrastructure components, such as subways, airports or industrial hubs. Based on initial trial and evaluation, we are well positioned to address such applications.

Forensics

Lasers have been used in criminal forensics for a number of decades. Applications include latent fingerprint detection and trace evidence illumination and identification. In the past, laser usage was often limited to forensics labs due to the physical size and complexities of the lasers. Portable models seldom generated enough output for use in high ambient light conditions or for large- scale sweeps of the crime scene. However, now due to recent advances in optical output versus physical size, forensic scientists have the capability to bring an unprecedented level of latent fingerprint and trace evidence detection directly to the crime scene. Our compact solid-state *Tracer™* laser system, based on optically pumped semiconductor ("OPS") technology, directly addresses the needs of large-scale criminal investigation organizations by providing a superior combination of high brightness and portability to bear on the most difficult forensic analysis.

Medical OEM

We sell a variety of components and lasers to medical laser companies in end-user applications such as ophthalmology, aesthetic, surgical, therapeutic and dentistry. *Innova™* ion laser tubes and our *GEM* series CO_2 lasers are widely used in ophthalmic, aesthetic and surgical markets. Additionally, our *Compass™* and *Sapphire™* series of lasers are used in the retinal scanning market in diagnostic imaging systems as well as new ground breaking in-vivo imaging applications.

Our fiscal 2005 acquisition of TuiLaser, a recognized leader of high-reliability excimer lasers for Lasik and PRK refractive surgery methods with the *ExiStar™* excimer laser platform has given us a leading position in this important excimer application market.

The unique ability of our OPS laser technology to match a wavelength to an application has led to the development of a high-power yellow (577nm) laser for use in the treatment of Age Related Macular Degeneration. The 577nm wavelength was designed to match the peak in absorption of oxygenated hemoglobin thereby allowing treatment to occur at a lower power level, and thus reducing stress and heat-load placed on the eye with traditional green (530nm) based solid state lasers. This technology is finding traction with both Medical OEM's and Ophthalmologists.

Graphic Arts and Display

Historically, the printing industry has depended upon silver-halide films and chemicals to engrave printing plates. This chemical engraving process requires several time-consuming steps. In recent years, we have worked closely with professionals in the printing industry to design semiconductor and diode-pumped lasers for alternative "computer-to-plate" processes. As a result, our *Compass™* lasers and some of our *high-power* semiconductor lasers are now widely used for computer-to-plate printing, an environmentally friendly process that saves production time by writing directly to plates. These applications benefit from the high slope efficiency and high-temperature performance that characterize our semiconductor lasers.

There are numerous other applications in the graphic arts and display markets where our lasers are now playing key roles. For instance, in the area of printing, our *Diamond™* K and G series lasers are used in the engraving of Anilox rollers for flexo-plate and screen-printing and our *CUBE*™ violet lasers are used in the imaging of offset plates for computer-to-plate printing.

In another component of this market, our *Innova™* ion lasers are used to write data on master disks that are used to mass-produce compact discs and digital videodiscs for consumer use.

Scientific Research and Government Programs

We are widely recognized as a technology innovator and the scientific market has historically provided an ideal "test market" for our leading-edge innovations. These have included ultrafast lasers, diode-pumped solid-state lasers, continuous-wave ("CW") systems, excimer lasers and water-cooled gas lasers. Many of the innovations and products pioneered in the scientific marketplace have gone onto become commercial successes for both our OEM customers and us.

Our installed base of scientific lasers includes tens of thousands of lasers. Not surprisingly, these lasers are used in a wide range of applications spanning virtually every branch of science and engineering. These applications include biology (multiphoton and confocal microscopy), physics (atomic and molecular spectroscopy, atom cooling, non-linear optics, X-ray generation, solid- state and semiconductor studies), chemistry (quantum control, time-resolved and Raman spectroscopy) and engineering (material processing, remote sensing and metrology).

Multi-Photon Excitation ("MPE") microscopy

MPE microscopy is an imaging method used mainly by biologists to create optical microscopy images of cells and sub-cellular structures and processes. Importantly, MPE can image live samples without damaging these samples, thus enabling the interplay of physiology and structure to be studied at the cellular level. Related to confocal microscopy, MPE can only be performed using the unique properties of an ultrafast laser. Because many MPE researchers have limited laser expertise, we now support this market with our *Chameleon™* tunable ultrafast laser, which is a hands-free easy to use closed-box laser.

Ultrafast research

Ultrafast lasers generate pulses as short as few tens of femtoseconds (10^{-15} seconds). These types of lasers allow chemical reactions and other processes to be studied at high temporal resolution. Because of this very short pulse duration, ultrafast lasers also deliver very high peak power, which can be used to generate many exotic effects. Some of these effects are now finding their way into mainstream applications. An example of this is the use of ultrafast pulses for cold micromachining. Our *Mira* titanium: sapphire (Ti:S) modelocked laser, *RegA™* Ti:S high-repetition rate regenerative amplifier, and *Mira-OPO* synchronously pumped optical parametric oscillator are all examples of ultrafast laser systems used for research applications. Our *Legend™* Ti:S regenerative amplifier, *Libra™* integrated amplifier and *Hidra™* multipass amplifier, are other examples of ultrafast lasers that support these leading-edge applications by producing Gigawatt-level peak powers.

Optical pumping

Several of the lasers that we supply to the research market require optical pumping. That is to say, they require another laser as their power source, as opposed to power from an electrical outlet. Examples include our *Mira™*, *RegA™*, *Legend™* and *MBR™* lasers. Our diode-pumped *Verdi™* and *Evolution™* lasers have established themselves as benchmarks in reliability as the pump source for these lasers. Some of our customers are also performing research on new types of lasers and new laser materials. These investigational laser setups often require optical pumping at green wavelengths and the *Verdi™* is one of the leading pump sources here as well.

Spectroscopy

Spectroscopy is a scientific field in which processes or materials are studied as a function of wavelength. Many types of spectroscopy require a tunable laser source. Our *MBR* CW *™* tunable laser provides unsurpassed resolution and stability for high-resolution spectroscopy applications, while our *Mira™*, *Mira-OPO™* and *Chameleon™* lasers are among the leading sources for spectroscopy in the ultrafast domain.

Infrared and far-infrared research

We also support a wide range of research applications in the infrared ("IR") and far-infrared ("FIR") domains with both standard and custom waveguide CO_2 lasers and far-infrared lasers. Research applications for these products include sensing, communications, military programs and terahertz ("THz") generation. An example of a standard FIR product is our *SIFIR-50*, a THz laser system.

FUTURE TRENDS

Microelectronics

After several years of process development, lasers are now used in mass production applications because these laser-based fabrication and testing methods are faster, deliver superior end products, increase yields, and /or cut production costs. Moreover, we anticipate this trend to continue, driven primarily by the increasing sophistication of consumer electronic goods and their convergence via the internet, resulting in increasing demand for more bandwidth and memory. Although this market is cyclical in nature, and will be affected by the current economic climate, we believe that the future will see an increased adoption of solid-state, CO_2 and excimer lasers, as all these lasers enable both next-generation performance improvements and reduced process costs. In particular, we expect future demands in the advanced packaging market to steadily shift towards the use of ultraviolet laser-based tools, as these are the only commercial technologies capable of providing the high spatial resolution critical for next-generation chip-scale and wafer-level packages. Lasers have emerged as an essential technology in the manufacturing of solar cells. We expect that this trend will continue over the next few years as solar cell manufacturing capacity increases.

Materials processing

The market for low to medium power lasers used in industrial material processing is uncertain in the immediate future; however they represent a cost-effective manufacturing solution for cutting, joining, marking and engraving of non-metal materials. These include marking/coding, flat bed cutting, engraving, as well as the production of capital equipment for apparel and leather goods manufacturing. Several factors are enabling us to gain market share in the materials process market. First, we have developed an expanded portfolio of lasers with a broad spectrum of wavelengths, enabling optimum marking solutions for virtually every metal and non-metal material type. At the same time, the reliability of these products has been achieved at even higher levels, lowering the cost of ownership.

The acquisition of Nuvonyx in April 2007 provided us an entry into the high-power materials processing market. Combined with our capability in laser diode bars, this acquisition represents both a vertically integrated and more cost effective approach than many applications currently served by fiber lasers.

OEM components and instrumentation

The instrumentation market is seeing a gradual migration from the use of mature laser technologies, such as water-cooled ion lasers, to new technologies, primarily based on solid-state and semiconductors. Using our unique portfolio of solid-state and semiconductor lasers, and our patented OPS technology, we are able to both assist and stimulate this transition as well as to be the technology of choice for developing applications such as security and clinical diagnostics. These applications are likely to require an increased number of lasers; however, the majority of these activities are still in the research and development stage and we expect only moderate impacts on the laser industry in fiscal 2009, with increases expected in future years. Nevertheless, we anticipate greater future opportunities in microscopy, flow cytometry, lab-on-a-chip, in-vivo medical imaging and DNA sequencing based on our product enhancements and evolving market developments. Our newer laser technologies are the basis of a number of clinical procedures. The area of Photocoagulation where the OPS yellow lasers are being used as the wavelength is particularly suitable for the treatment of blood vessels. In Aesthetic laser surgery, we are an OEM supplier of CO_2 lasers to the major manufacturers of Aesthetic equipment used in the latest procedures for skin enhancement

Scientific research and government programs

The scientific market has been relatively stable in the present unpredictable economic environment. We expect modest growth rates in the scientific research market for fiscal 2009, with applications in ultrashort pulses and in bio-research being the drivers of this anticipated expansion. We anticipate an increasingly competitive market in which we expect to both retain and improve our market share through new product development and maintain our service commitment to this area.

PRODUCTS

We design, manufacture and market lasers, precision optics and related accessories for a diverse group of customers. The following table shows selected products together with their applications, the markets they serve and the technologies upon which they are based.

Market Application	Application	Products	Technology
Microelectronics	Photomask manufacturing	SabreFreD	Frequency doubled
		Innova	Ion
		NovaTex	Excimer
		RegA	Ultrafast
	Semiconductor inspection and metrology	Vitesse	Ultrafast
		Compass Series	DPSS
		Paladin	DPSS
		Verdi	DPSS
		AZURE, Indigo	DPSS
		Sapphire	OPS
		Innova iLine	Ion
	Trimming and repair	Vector	DPSS

Market Application	Application	Products	Technology
	Advanced packaging and interconnects	Avia Diamond FAP family Paladin Vector Prisma	DPSS CO_2 Semiconductor DPSS DPSS DPSS
	Flat panel display (TFT annealing)	LSX-C Avia Diamond	Excimer DPSS CO_2
	Solar Cells	Avia Prisma Paladin	DPSS DPSS DPSS
Materials processing	Marking, engraving, cutting and drilling	FAP family Diamond Prisma, Matrix Excistar Avia	Semiconductor CO_2 DPSS Excimer DPSS
	Cladding, heat treating and welding	HighLight	Semiconductor
	Rapid prototyping	Avia, Matrix	DPSS
OEM components and instrumentation	Confocal microscopy	Sapphire Compass CUBE	OPS DPSS Laser Diode Module
	Flow cytometry/cell sorting	Innova family Compass Sapphire CUBE	Ion DPSS OPS Laser Diode Module
	DNA sequencing	Compass Sapphire CUBE	DPSS OPS Laser Diode Module
	Drug discovery	Innova family Compass Sapphire CUBE	Ion DPSS OPS Laser Diode Module
	Bio-agent detection	Compass, Avia CUBE	DPSS Laser Diode Module
	Forensics	TracER	OPS
	Laser Doppler velocimetry	Verdi Innova family	DPSS Ion
	Medical (OEM)	Existar,COMPexPro Diode bars Compass Sapphire Gem Innova family	Excimer Semiconductor DPSS OPS CO_2 Ion
	Graphic Arts	Single emitter diodes Fiber coupled diodes Diode bars Compass series CUBE Diamond K & G series	Semiconductor Semiconductor Semiconductor DPSS Laser Diode Module CO_2
	Display	High Power OPS Innova family	HOPS Ion
Scientific research and government programs	Multi-photon excitation microscopy	Mira, Chameleon	Ultrafast
	Optical pumping for Ultrafast and CW Tunable lasers	Verdi, Evolution	DPSS

Market Application	Application	Products	Technology
	Pollution analysis	COMPexPro	Excimer
	Interferometry and holography	Verdi Innova family	DPSS Ion
	Spectroscopy	Chameleon Indigo Mira, RegA, OPO Legend, OPO MBR, MBD Innova family	Ultrafast DPSS Ultrafast Ultrafast CW Tunable Ion
	Ablation and pulse laser deposition	Excistar, Xantos COMPexPro	Excimer Excimer
	Photochemistry	Legend, Libra	Ultrafast
	Material processing research	Libra COMPexPro	Ultrafast Excimer
	Laser diagnostics and measurement	Modemaster Fieldmaster Labmaster	Diagnostics Diagnostics Diagnostics

In addition to products we provide, we invest routinely in the core technologies needed to create substantial differentiation for our products in the marketplace. Our semiconductor and crystal facilities all maintain an external customer base providing value-added solutions. We direct significant engineering efforts to producing unique solutions targeted for internal consumption. These investments, once integrated into our broader product portfolio provide our customers with uniquely differentiated solutions and the opportunity to substantially enhance the performance, reliability and capability of the products we offer.

Semiconductor lasers

Semiconductor lasers use the same principles as more conventional types of lasers but miniaturize the entire assembly into a monolithic structure using semiconductor wafer fabrication processes. The advantages of this type of laser include smaller size, longer life, enhanced reliability and greater efficiency. We manufacture a wide range of semiconductor laser products with wavelengths ranging from 650nm to 1000nm and output powers ranging from less than 1 W for individual emitters to 80 W for bars, to several hundred watts for stacked bars. These products are available in various forms of complexity including the following: bar diodes on heat sinks, fiber-coupled single emitters and bars, stacked bars and fully integrated modules and microprocessor-controlled units that contain power supplies and active coolers. Our infrared semiconductor lasers, which are manufactured from proprietary materials grown in our facility in Tampere, Finland, differ from most other lasers in that they contain no aluminum in the active region. This provides our lasers with longer lifetimes and the ability to operate at broader temperature ranges.

Our semiconductor lasers are also used in machine-processing applications such as soldering connections on printed circuit boards and welding flat panel displays and in medical applications for the treatment of the wet "classical" form of age-related macular degeneration and hair removal. They are also used as the pump laser in DPSS laser systems that are manufactured by us and several of our competitors.

Optically Pumped Semiconductor Lasers (OPS)

Our OPS laser platform is based on a semiconductor chip that is energized or pumped by a semiconductor laser rather than by electricity. This enables the development and production of a new and versatile class of semiconductor lasers. A wide range of wavelengths can be achieved by varying the materials used in this device and doubling the frequency of the laser beam. The OPS is a compact, rugged, high power, single-mode laser. Our frequency doubled blue OPS lasers are all solid-state, continuous-wave devices that are particularly well suited to a wide range of applications including the bio-instrumentation and graphic art markets. In 2008, the range of applications has been extended to retinal photocoagulation where we have developed a laser which will operate in the yellow, particularly suitable for some therapies and also to such areas as entertainment lighting and forensic detection. We also introduced an ultraviolet version of the OPS platform called the Genesis™, which was developed for the bio-instrumentation market. Future versions of the Genesis will scale in power and operate at other wavelengths to support customers in the instrumentation, microelectronics and scientific markets.

Fiber lasers

In 2008 we launched the first of our products which are based on Fiber laser technology, the Talisker. This is an industrial ultrafast laser system which incorporates fiber laser technologies as a key part of the laser design. The Talisker is a new laser platform based on a Fiber oscillator and Crystal amplifier and illustrative of our strategy of developing and incorporating fiber lasers where they can generate unique and cost effective performance. We expect the Talisker platform will lead to a series of new ultrafast lasers for a number of commercial markets including microelectronics and medical.

Diode-pumped solid-state lasers

DPSS lasers use semiconductor lasers to pump a crystal to produce a laser beam. By changing the energy, optical components and the types of crystals used in the laser, different wavelengths and types of laser light can be produced.

The efficiency, reliability, longevity and relatively low cost of DPSS lasers make them ideally suited for a wide range of OEM and end-user applications, particularly those requiring 24-hour operations. Our DPSS systems are compact and self-contained sealed units. Unlike conventional tools and other lasers, our DPSS lasers require minimal maintenance since they do not have internal controls or components that require adjusting and cleaning to maintain consistency. They are also less affected by environmental changes in temperature and humidity, which can alter alignment and inhibit performance in many systems.

We manufacture a variety of types of DPSS lasers for different applications including semiconductor inspection; advanced packaging and interconnects; repair, test and measurement; computer-to-plate printing; writing data to master disks; entertainment; photo finishing: marking, welding, engraving, cutting and drilling; drug discovery; forensics; laser Doppler velocimetry; bio-agent detection; medical; rapid prototyping; DNA sequencing; flow cytometry; laser pumping and spectroscopy.

SALES AND MARKETING

We market our products domestically through a direct sales force. Our foreign sales are made principally to customers in Europe, Japan and other Asia-Pacific countries. We sell internationally through direct sales personnel located in Japan, South Korea, the United Kingdom, Germany, Italy, Austria, France, Belgium, the Netherlands and the People's Republic of China, as well as through independent representatives in other parts of the world. Foreign sales accounted for 68% of our total net sales in fiscal 2008, fiscal 2007 and fiscal 2006. Sales made to independent representatives and distributors are generally priced in U.S. dollars. A large portion of foreign sales that we make directly to customers are priced in local currencies and are therefore subject to currency exchange fluctuations. Foreign sales are also subject to other normal risks of foreign operations such as protective tariffs, export and import controls and political instability. Our products are broadly distributed and no one customer accounted for more than 10% of total net sales during fiscal 2008, 2007 or 2006.

We maintain a customer support and field service staff in major markets within the United States, Europe, Japan and other Asia-Pacific countries. This organization works closely with customers, customer groups and independent representatives in servicing equipment, training customers to use our products and exploring additional applications of our technologies.

We typically provide parts and service warranties on our lasers, laser-based systems, optical and laser components and related accessories and services. Warranties on some of our products and services may be shorter or longer than one year. The weighted average warranty period covered is nearly 15 months. Warranty reserves, as reflected on our consolidated balance sheets, have generally been sufficient to cover product warranty repair and replacement costs.

RESEARCH AND DEVELOPMENT

We are committed to the development of new products, as well as the improvement and refinement of existing products, including better cost-of-ownership. Our development efforts are focused on designing and developing products, services and solutions that anticipate customers' changing needs and emerging technological trends. Our efforts are also focused on identifying the areas where we believe we can make valuable contributions. Research and development expenditures for fiscal 2008 were $74.3 million, or 12.4% of net sales compared to $74.6 million, or 12.4% of net sales for fiscal 2007, and $73.1 million, or 12.5% of net sales for fiscal 2006. We work closely with customers, both individually and through our sponsored seminars, to develop products to meet customer application and performance needs. In addition, we are working with leading research and educational institutions to develop new photonics-based solutions.

MANUFACTURING

Strategies

One of our core manufacturing strategies is to tightly control our supply of key parts, components, assemblies and outsourcing partners. We believe this is essential to maintain high quality products and enable rapid development and deployment of new products and technologies.

Committed to quality and customer satisfaction, we design and produce many of our own components and sub-assemblies in order to retain quality control. We provide customers with 24-hour technical expertise and quality that is ISO certified at our principal manufacturing sites. In June 2003, we transferred our printed circuit board manufacturing activities in Auburn, California, to a global electronics contract manufacturer in Asia. We also completed the restructuring of our CO_2 operations, resulting in the consolidation of all CO_2 manufacturing operations at our Bloomfield, Connecticut location. In fiscal 2004, Lambda Physik consolidated the manufacturing operations of its German subsidiary into its Göttingen facility. In February 2007, we completed the transfer of production of laser power supplies from Auburn, California to a global electronics contract manufacturer with operations in North America, Asia and Europe. In January 2008 we announced the outsourcing of one of our laser product lines to a contract manufacturer located in Asia and in April 2008, we announced the outsourcing of our laser optics manufacturing to an optics manufacturer located in North America. This outsourcing is expected to be completed by the end of the second quarter of fiscal 2009. The supply from these strategic contract manufacturers is covered by long term supply agreement contracts. During fiscal 2008, we consolidated our German DPSS manufacturing into our Lübeck, Germany site. The transfer was completed in the fourth quarter of fiscal 2008. On October 13, 2008, we announced the consolidation of the remainder of our Munich facility into our Göttingen site. The transfer is scheduled for completion by the end of our third quarter of fiscal 2009.

We have designed and implemented proprietary manufacturing tools, equipment and techniques in an effort to provide products that differentiate us from our competitors. These proprietary manufacturing techniques are utilized in a number of our product lines including both ion and CO_2 laser production, optics fabrication, optics coating and assembly operations, as well as the wafer growth for our semiconductor laser product family.

Raw materials or sub-components required in the manufacturing process are generally available from several sources. However, we currently purchase several key components and materials, including exotic materials and crystals, used in the manufacture of our products from sole source or limited source suppliers. We rely on our own production and design capability to manufacture and specify certain strategic components, crystals, optics and optical systems, semiconductor lasers, lasers and laser-based systems.

For a discussion of the importance to our business of, and the risks attendant to raw materials sourcing, see "Risk Factors––We depend on sole source or limited source suppliers, both internal and external, for some of our key components and materials, including exotic materials and crystals, in our products, which make us susceptible to supply shortages or price fluctuations that could adversely affect our business" in Item 1A, which is incorporated herein by reference.

Operations

Our products are manufactured at sites in Santa Clara, San Jose and Auburn, California; Portland, Oregon; East Hanover, New Jersey; Bloomfield, Connecticut; St. Louis, Missouri; Lübeck, Germany; Göttingen, Germany; Glasgow, Scotland; Munich, Germany; and Tampere, Finland. Our ion lasers, a portion our DPSS lasers, semiconductor lasers, and ultrafast scientific lasers are manufactured in Santa Clara and San Jose, California and Glasgow, Scotland. Our CO_2 lasers are manufactured in Bloomfield, Connecticut. Our laser instrumentation products and test and measurement equipment are manufactured in Portland, Oregon. We manufacture exotic crystals in East Hanover, New Jersey. We make DPSS lasers at our Santa Clara and Lübeck facilities. Our facility in Tampere, Finland grows the aluminum-free materials that are incorporated into our semiconductor lasers. We make a range of advanced solid-state lasers used in developing applications including scientific research and semiconductor test equipment in Glasgow, Scotland. Our excimer laser products are manufactured in Göttingen and Munich, Germany. In April 2008, we announced the plan to close the Auburn facility by the end of the second quarter of fiscal 2009 and are on track to meet this schedule. In October 2008, we announced a plan to transfer the excimer medical product family from the Munich location to Gottingen and close the Munich facility by the end of the third quarter of fiscal 2009.

INTELLECTUAL PROPERTY

We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. As of September 27, 2008, we held approximately 462 U.S. and foreign patents, which expire from 2009 through 2026 (depending on the payment of maintenance fees) and we have approximately 103 additional pending patent applications that have been filed. The issued patents cover various products in all of the major markets that we serve.

For a discussion of the importance to our business of, and the risks attendant to intellectual property rights, see "Risk Factors—Risks Associated with Our Industry, Our Business and Market Conditions" 'We may not be able to protect our proprietary technology, which could adversely affect our competitive advantage' and 'We may, in the future, initiate claims or litigation against third parties or be subject to claims or litigation from third parties for infringement of our proprietary rights to protect these rights or determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. Adverse resolution of litigation may harm our operating results or financial condition' in Item 1A, which is incorporated herein by reference.

COMPETITION

Competition in the various photonics markets in which we provide products is very intense. We compete against a number of companies including Newport Corporation; GSI Group, Inc., which includes the former business of Excel Technology, Inc.; JDS Uniphase Corporation; Rofin-Sinar Technologies, Inc., Trumpf GmbH, IPG Photonics Corporation, and Cymer, Inc., as well as other smaller companies. We compete globally based on our broad product offering, reliability, cost, and performance advantages for the widest range of commercial and scientific research applications. Other considerations by our customers include warranty, global service and support and distribution.

BACKLOG

At fiscal 2008 year-end, our backlog of orders scheduled for shipment (generally within one year) was $183.5 million compared to $188.4 million at fiscal 2007 and $199.1 million at fiscal 2006 year-ends. Orders used to compute backlog are generally cancelable without substantial penalties. Historically, the rate of cancellation experienced by us has not been significant.

EMPLOYEES

As of fiscal 2008 year-end, we had 2,149 employees. Approximately 356 of our employees are involved in research and development; 1,238 of our employees are involved in operations, manufacturing, service and quality assurance; and 555 of our employees are involved in sales, marketing, finance, legal and other administrative functions. Our success will depend in large part upon our ability to attract and retain employees. We face competition in this regard from other companies, research and academic institutions, government entities and other organizations. We consider our relations with our employees to be good.

ACQUISITIONS

We consummated no acquisitions in fiscal 2008.

In April 2007, we acquired Nuvonyx, a technology leader in high-power laser diode components, arrays, and industrial laser systems for materials processing and defense applications for approximately $14.0 million in cash, net of acquisition costs of $0.3 million. Nuvonyx produces high power arrays with powers in excess of 50 Kilowatts through its proprietary cooling and stacking technologies. The industrial laser systems are used for cladding and hardening of metals, joining materials, and other materials processing applications. Other near-term applications include welding of plastics and direct metal welding.

On November 10, 2005, we acquired the assets of privately held Iolon, Inc. of San Jose, California for approximately $4.9 million in cash. Iolon designs and manufactures optical components including widely tunable lasers and filters. We intend to utilize the acquired technology in our core portfolio, especially for products in the instrumentation and display markets.

RESTRUCTURINGS AND CONSOLIDATION

On April 16, 2008, we announced that we entered into an agreement to sell certain assets of our Auburn Optics manufacturing operation to Research Electro- Optics, Inc. ("REO"), a privately held optics manufacturing and technology company. We also entered into a strategic supply agreement with REO. REO will provide optical manufacturing capabilities for us, including fabrication and coating of optical components. The transition of the optics manufacturing assets from Auburn to REO is expected to be completed no later than the end of the second quarter of fiscal 2009.

During fiscal 2008, we consolidated our German DPSS manufacturing into our Lübeck, Germany site. The transfer was completed in the fourth quarter of fiscal 2008. On October 13, 2008, we announced the consolidation of the remainder of our Munich facility into our Göttingen site. The transfer is scheduled for completion by the end of our third quarter of fiscal 2009.

Coupled with our planned exit from our Auburn, California facility, we expect the annual benefits from these two footprint moves will be $8-10 million with the full run-rate savings beginning in July 2009.

There were no new restructuring activities initiated during fiscal 2007.

In the first quarter of fiscal 2006, we completed the merger of our wholly owned Lambda Physik Co., Ltd. subsidiary into our Coherent Japan, Inc. subsidiary, with Coherent Japan, Inc. continuing as the surviving corporation. Coherent Japan, Inc. is a wholly owned subsidiary of Coherent.

In the second quarter of fiscal 2006, we completed the merger of our wholly owned Bavarian Photonics GmbH subsidiary into our wholly owned TuiLaser AG subsidiary and then merged the TuiLaser AG subsidiary into our wholly owned Coherent GmbH subsidiary (formerly known as Lambda Physik).

GOVERNMENT REGULATION

Environmental regulation

Our operations are subject to various federal, state and local environmental protection regulations governing the use, storage, handling and disposal of hazardous materials, chemicals, various radioactive materials and certain waste products. In the United States, we are subject to the federal regulation and control of the Environmental Protection Agency. Comparable authorities are involved in other countries. We believe that compliance with federal, state and local environmental protection regulations will not have a material adverse effect on our capital expenditures, earnings and competitive and financial position.

Although we believe that our safety procedures for using, handling, storing and disposing of such materials comply with the standards required by federal and state laws and regulations, we cannot completely eliminate the risk of accidental contamination or injury from these materials. In the event of such an accident involving such materials, we could be liable for damages and such liability could exceed the amount of our liability insurance coverage and the resources of our business.

We may face potentially increasing complexity in our product designs and procurement operations as we adjust to requirements relating to the materials composition of our products that apply to specified electronics products put on the market in the European Union as of July 1, 2006 (Restriction of Hazardous Substances in Electrical and Electronic Equipment Directive). We could face significant costs and liabilities in connection with product take-back legislation. The European Union has finalized the Waste Electrical and Electronic Equipment Directive, which make producers of electrical goods financially responsible for specified collection, recycling, treatment and disposal of past and future covered products.

We further discuss the impact of environmental regulation under "Risk Factors—Compliance or the failure to comply with current and future environmental regulations could cause us significant expense."

SEGMENT INFORMATION

We are organized into two operating segments: Commercial Lasers and Components ("CLC") and Specialty Lasers and Systems ("SLS"). This segmentation reflects the go-to-market strategies for various products and markets. While both segments work to deliver cost-effective photonics solutions, CLC focuses on higher volume products that are offered in set configurations. The product architectures are designed for easy exchange at the point of use such that product service and repairs are based upon advanced replacement and depot (i.e., factory) repair. CLC's primary markets include OEM components and instrumentation and materials processing. SLS develops and manufacturers configurable, advanced-performance products largely serving the microelectronics and scientific research markets. The size and complexity of many of the SLS products require service to be performed at the customer site by factory-trained field service engineers. We have identified CLC and SLS as operating segments for which discrete financial information was available. Both units have engineering, marketing, product business management and product line management.

Financial information relating to segment operations for fiscal years 2008, 2007 and 2006, is set forth in Note 16, "Segment and Geographic Information" of our Notes to Consolidated Financial Statements.

FINANCIAL INFORMATION ABOUT FOREIGN AND DOMESTIC OPERATIONS AND EXPORT SALES

Financial information relating to foreign and domestic operations for fiscal years 2008, 2007 and 2006, is set forth in Note 16, "Segment and Geographic Information" of our Notes to Consolidated Financial Statements.

ITEM 1A. RISK FACTORS

BUSINESS ENVIRONMENT AND INDUSTRY TRENDS

Risks Associated with Our Industry, Our Business and Market Conditions

Our operating results, including net sales and adjusted EBITDA percentage, and our stock price have varied in the past, and our future operating results will continue to be subject to quarterly and annual fluctuations based upon numerous factors, including those listed in this section and throughout this annual report. Our stock price will continue to be subject to daily variations as well. In addition, our future operating results and stock price may not follow any past trends or meet our guidance and expectations.

Our net sales and operating results, such as adjusted EBITDA percentage and costs, and our stock price may vary significantly from quarter to quarter and from year to year in the future. In particular we typically experience seasonality in our first fiscal quarter, resulting in lower net sales. We believe a number of factors, many of which are outside of our control, could cause these variations and make them difficult to predict, including:

- general economic uncertainties in the macroeconomic and local economies facing us, our customers and the markets we serve;
- access to applicable credit markets by our customers and their end customers;
- fluctuations in demand for, and sales of, our products or prolonged downturns in the industries that we serve;
- the ability of our suppliers, both internal and external, to produce and deliver components and parts, including sole or limited source components, in a timely manner, in the quantity and quality desired and at the prices we have budgeted;
- timing or cancellation of customer orders and shipment scheduling;
- fluctuations in our product mix;
- foreign currency fluctuations;
- commodity pricing, including increases in oil prices;
- introductions of new products and product enhancements by our competitors, entry of new competitors into our markets, pricing pressures and other competitive factors;
- our ability to develop, introduce, manufacture and ship new and enhanced products in a timely manner without defects;
- delay of achievement of our footprint consolidation effort;
- the rate of market acceptance of our new products;
- the ability of our customers to pay for our products;
- delays or reductions in customer purchases of our products in anticipation of the introduction of new and enhanced products by us or our competitors;
- maintenance of supply relating to products sold to the government on terms which we would prefer not to accept;
- our ability to control expenses;
- the level of capital spending of our customers;
- potential excess and/or obsolescence of our inventory;
- costs and timing of adhering to current and developing governmental regulations and reviews relating to our products and business;
- stockholder litigation related to our internal investigation of our practices related to historical stock option grants and the related restatement of our consolidated financial statements;
- reevaluation of recovery of goodwill and intangible assets in the event that our stock price declines;

- costs related to acquisitions of technology or businesses; and
- distraction of management related to acquisition or divestment activities.

In addition, we often recognize a substantial portion of our sales in the last month of the quarter. Our expenses for any given quarter are typically based on expected sales and if sales are below expectations in any given quarter, the adverse impact of the shortfall on our operating results may be magnified by our inability to adjust spending quickly enough to compensate for the shortfall. We also base our manufacturing on our forecasted product mix for the quarter. If the actual product mix varies significantly from our forecast, we may not be able to fill some orders during that quarter, which would result in delays in the shipment of our products. Accordingly, variations in timing of sales, particularly for our higher priced, higher margin products, can cause significant fluctuations in quarterly operating results.

Due to these and other factors, we believe that quarter-to-quarter and year-to-year comparisons of our historical operating results may not be meaningful. You should not rely on our results for any quarter or year as an indication of our future performance. Our operating results in future quarters and years may be below public market analysts' or investors' expectations, which would likely cause the price of our stock to fall. In addition, over the past several years, the stock market has experienced extreme price and volume fluctuations that have affected the stock prices of many technology companies. There has not always been a direct correlation between this volatility and the performance of particular companies subject to these stock price fluctuations. Further, over the last few months, equity markets around the world have significantly fluctuated across most sectors. These factors, as well as general economic and political conditions or investors' concerns regarding the credibility of corporate financial statements, may have a material adverse affect on the market price of our stock in the future.

We are exposed to risks associated with worldwide economic conditions and related uncertainties.

Increased concerns about credit markets, consumer confidence, economic conditions, volatile corporate profits and reduced capital spending could negatively impact demand for our products. In particular, it is difficult to develop and implement strategy, sustainable business models and efficient operations, as well as effectively manage supply chain relationships in the face of such conditions. Our business could also be impacted by international conflicts, terrorist and military activity, civil unrest and pandemic illness which could cause a slowdown in customer orders or cause customer order cancellations. In addition, political and social turmoil related to international conflicts and terrorist acts may put further pressure on economic conditions in the United States and abroad. Unstable economic, political and social conditions make it difficult for our customers, our suppliers and us to accurately forecast and plan future business activities. If such conditions persist, our business, financial condition and results of operations could suffer.

Our cash and cash equivalents and short-term investments are managed through various banks around the world and the current capital and credit market conditions are extremely volatile, putting pressure on the ability of banks to provide service levels and in some cases to fail, both of which would likely have an adverse affect on our ability to timely access funds.

The capital and credit markets have been experiencing extreme volatility and disruption. In recent months, the volatility and disruption have reached unprecedented levels. In some cases, the markets have exerted downward pressure on stock prices and credit capacity for certain issuers, as well as pressured the solvency of some financial institutions. These financial institutions, including banks, have had difficulty timely performing regular services and in some cases have failed or otherwise been largely taken over by governments. We maintain our cash, cash equivalents and short-term investments with a number of financial institutions around the world. Should some or all of these financial institutions fail or otherwise be unable to timely perform requested services, we would likely have a limited ability to quickly access our cash deposited with such institutions. If we are unable to quickly access such funds, we may need to increase our use of our existing credit lines or access more expensive credit, if available. If we are unable to access our cash or if we access existing or additional credit or are unable to access additional credit, it could have a negative impact on our operations, including our reported net income.

If our goodwill or intangible assets become impaired, we may be required to record a significant charge to earnings.

Under accounting principles generally accepted in the United States, we review our intangible assets for impairment when events or changes in circumstances indicate the carrying value may not be recoverable. Goodwill is required to be tested for impairment at least annually. Factors that may be considered a change in circumstances indicating that the carrying value of our goodwill or other intangible assets may not be recoverable include declines in our stock price and market capitalization or future cash flows projections. We may be required to record a significant charge to earnings in our financial statements during the period in which any impairment of our goodwill or other intangible assets is determined.

We depend on sole source or limited source suppliers, both internal and external, for some of our key components and materials, including exotic materials and crystals, in our products, which make us susceptible to supply shortages or price fluctuations that could adversely affect our business.

We currently purchase several key components and materials used in the manufacture of our products from sole source or limited source suppliers, both internal and external. Some of these suppliers are relatively small private companies that may discontinue their operations at any time. We typically purchase our components and materials through purchase orders or agreed upon terms and conditions and we do not have guaranteed supply arrangement with many of these suppliers. We may fail to obtain these supplies in a timely manner in the future. We may experience difficulty identifying alternative sources of supply for certain components used in our products. We would experience further delays while identifying, evaluating and testing the products of these potential alternative suppliers. Furthermore, financial or other difficulties faced by these suppliers or significant changes in demand for these components or materials could limit their availability. Additionally, we are in the process of managing multiple projects moving certain suppliers internally to different locations. Any interruption or delay in the supply of any of these components or materials, or the inability to obtain these components and materials from alternate sources at acceptable prices and within a reasonable amount of time, or our failure to properly manage these moves, would impair our ability to meet scheduled product deliveries to our customers and could cause customers to cancel orders.

We have historically relied exclusively on our own production capability to manufacture certain strategic components, optics and optical systems (which has recently been outsourced to a third party and is in the process of transitioning), crystals, semiconductor lasers, lasers and laser-based systems. Because we manufacture, package and test these components, products and systems at our own facilities, and such components, products and systems are not readily available from other sources, any interruption in manufacturing would adversely affect our business. In addition, our failure to achieve adequate manufacturing yields of these items at our manufacturing facilities may materially and adversely affect our operating results and financial condition.

Our future success depends on our ability to increase our sales volumes and decrease our costs to offset anticipated declines in the average selling prices ("ASPs") of our products and, if we are unable to realize greater sales volumes and lower costs, our operating results may suffer.

Our future success depends on the continued growth of the markets for lasers, laser systems, precision optics and related accessories, as well as our ability to identify, in advance, emerging markets for laser-based systems. We cannot assure you that we will be able to successfully identify, on a timely basis, new high-growth markets in the future. Moreover, we cannot assure you that new markets will develop for our products or our customers' products, or that our technology or pricing will enable such markets to develop. Future demand for our products is uncertain and will depend to a great degree on continued technological development and the introduction of new or enhanced products. If this does not continue, sales of our products may decline and our business will be harmed.

We have historically been the industry's high quality supplier of laser systems. We have, in the past, experienced decreases in the ASPs of some of our products. We anticipate that as competing products become more widely available, the ASPs of our products may decrease. If we are unable to offset the anticipated decrease in our ASPs by increasing our sales volumes, our net sales will decline. In addition, to maintain our gross margins, we must continue to reduce the cost of manufacturing our products while maintaining their high quality. From time to time, our products, like many complex technological products, may fail in greater frequency than anticipated. This can lead to further charges, which can result in higher costs, lower gross margins and lower operating results. Furthermore, as average ASPs of our current products decline, we must develop and introduce new products and product enhancements with higher margins. If we cannot maintain our gross margins, our operating results could be seriously harmed, particularly if the ASPs of our products decrease significantly.

Our future success depends on our ability to develop and successfully introduce new and enhanced products that meet the needs of our customers.

Our current products address a broad range of commercial and scientific research applications in the photonics markets. We cannot assure you that the market for these applications will continue to generate significant or consistent demand for our products. Demand for our products could be significantly diminished by disrupting technologies or products that replace them or render them obsolete. Furthermore, the new and enhanced products generally continue to be smaller in size and have lower ASPs, and therefore, we have to sell more units to maintain revenue levels.

During fiscal years 2008, 2007 and 2006, our research and development expenses have been in the range of 12% to 13% of net sales. Our future success depends on our ability to anticipate our customers' needs and develop products that address those needs. Introduction of new products and product enhancements will require that we effectively transfer production processes from research and development to manufacturing and coordinate our efforts with those of our suppliers to achieve volume production rapidly. If we fail to transfer production processes effectively, develop product enhancements or introduce new products in sufficient quantities to meet the needs of our customers as scheduled, our net sales may be reduced and our business may be harmed.

We face risks associated with our foreign sales that could harm our financial condition and results of operations.

For fiscal years 2008, 2007, and 2006, 68% of our net sales were derived from customers outside of the United States. We anticipate that foreign sales will continue to account for a significant portion of our revenues in the foreseeable future. A global economic slowdown could have a negative effect on various foreign markets in which we operate. Such a slowdown may cause us to reduce our presence in certain countries, which may negatively affect the overall level of business in such countries. The majority of our foreign sales occur through our foreign sales subsidiaries and the remainder of our foreign sales result from exports to foreign distributors, resellers and customers. Our foreign operations and sales are subject to a number of risks, including:

- longer accounts receivable collection periods;
- the impact of recessions and other economic conditions in economies outside the United States;
- unexpected changes in regulatory requirements;
- certification requirements;
- environmental regulations;
- reduced protection for intellectual property rights in some countries;
- potentially adverse tax consequences;
- political and economic instability; and
- preference for locally produced products.

We are also subject to the risks of fluctuating foreign exchange rates, which could materially adversely affect the sales price of our products in foreign markets, as well as the costs and expenses of our foreign subsidiaries. While we use forward exchange contracts and other risk management techniques to hedge our foreign currency exposure, we remain exposed to the economic risks of foreign currency fluctuations.

We may not be able to protect our proprietary technology which could adversely affect our competitive advantage.

Maintenance of intellectual property rights and the protection thereof is important to our business. We rely on a combination of patent, copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. We cannot assure you that our patent applications will be approved, that any patents that may be issued will protect our intellectual property or that any issued patents will not be challenged by third parties. Other parties may independently develop similar or competing technology or design around any patents that may be issued to us. We cannot be certain that the steps we have taken will prevent the misappropriation of our intellectual property, particularly in foreign countries where the laws may not protect our proprietary rights as fully as in the United States.

We may, in the future, initiate claims or litigation against third parties or be subject to claims or litigation from third parties for infringement of our proprietary rights to protect these rights or to determine the scope and validity of our proprietary rights or the proprietary rights of competitors. These claims could result in costly litigation and the diversion of our technical and management personnel. Adverse resolution of litigation may harm our operating results or financial condition.

In recent years, there has been significant litigation in the United States involving patents and other intellectual property rights. From time to time, like many other technology companies, we have received communications from other parties asserting the existence of patent rights, copyrights, trademark rights or other intellectual property rights which such third parties believe may cover certain of our products, processes, technologies or information. In the future, we may be a party to litigation to protect our intellectual property or as a result of an alleged infringement of others' intellectual property. These claims and any resulting lawsuit, if successful, could subject us to significant liability for damages or invalidation of our proprietary rights. These lawsuits, regardless of their success, would likely be time-consuming and expensive to resolve and would divert management time and attention. Any potential intellectual property litigation could also force us to do one or more of the following:

- stop manufacturing, selling or using our products that use the infringed intellectual property;

- obtain from the owner of the infringed intellectual property right a license to sell or use the relevant technology, although such license may not be available on reasonable terms, or at all; or

- redesign the products that use the technology.

If we are forced to take any of these actions, our business may be seriously harmed. We do not have insurance to cover potential claims of this type.

We are exposed to lawsuits in the normal course of business which could have a material adverse effect on our business, operating results, or financial condition.

We are exposed to lawsuits in the normal course of our business, including product liability claims, if personal injury, death or commercial losses occur from the use of our products. While we typically maintain customary levels of business insurance, including directors' and officers' policies, litigation can be expensive, lengthy, and disruptive to normal business operations, including the potential impact of indemnification obligations for individuals named in any such lawsuits. We may not, however, be able to secure insurance coverage on terms acceptable to us in the future. Moreover, the results of complex legal proceedings are difficult to predict. An unfavorable resolution of a particular lawsuit, including a recall or redesign of products if ultimately determined to be defective, could have a material adverse effect on our business, operating results, or financial condition.

We depend on skilled personnel to operate our business effectively in a rapidly changing market, and if we are unable to retain existing or hire additional personnel when needed, our ability to develop and sell our products could be harmed.

Our ability to continue to attract and retain highly skilled personnel will be a critical factor in determining whether we will be successful in the future. Recruiting and retaining highly skilled personnel in certain functions continues to be difficult. At certain locations where we operate, the cost of living is extremely high and it may be difficult to retain key employees and management at a reasonable cost. We may not be successful in attracting, assimilating or retaining qualified personnel to fulfill our current or future needs. Our failure to attract additional employees and retain our existing employees could adversely affect our growth and our business.

Our future success depends upon the continued services of our executive officers and other key engineering, sales, marketing, manufacturing and support personnel, any of whom may leave, which could harm our business and our results of operations.

The long sales cycles for our products may cause us to incur significant expenses without offsetting revenues.

Customers often view the purchase of our products as a significant and strategic decision. As a result, customers typically expend significant effort in evaluating, testing and qualifying our products before making a decision to purchase them, resulting in a lengthy initial sales cycle. While our customers are evaluating our products and before they place an order with us, we may incur substantial sales and marketing and research and development expenses to customize our products to the customer's needs. We may also expend significant management efforts, increase manufacturing capacity and order long lead-time components or materials prior to receiving an order. Even after this evaluation process, a potential customer may not purchase our products. As a result, these long sales cycles may cause us to incur significant expenses without ever receiving revenue to offset such expenses.

The markets in which we sell our products are intensely competitive and increased competition could cause reduced sales levels, reduced gross margins or the loss of market share.

Competition in the various photonics markets in which we provide products is very intense. We compete against a number of large public and private companies, including Newport Corporation; GSI Group, Inc., which includes the former business of Excel Technology, Inc.; JDS Uniphase Corporation; Rofin-Sinar Technologies, Inc.; Trumpf GmbH; IPG Photonics Corporation; and Cymer, Inc., as well as other smaller companies. Some of our competitors are large companies that have significant financial, technical, marketing and other resources. These competitors may be able to devote greater resources than we can to the development, promotion, sale and support of their products. Some of our competitors are much better positioned than we are to acquire other companies in order to gain new technologies or products that may displace our product lines. Any of these acquisitions could give our competitors a strategic advantage. Any business combinations or mergers among our competitors, forming larger competitors with greater resources, could result in increased competition, price reductions, reduced margins or loss of market share, any of which could materially and adversely affect our business, results of operations and financial condition.

Additional competitors may enter the market and we are likely to compete with new companies in the future. We may encounter potential customers that, due to existing relationships with our competitors, are committed to the products offered by these competitors or customers which determine to develop and produce products for their own use which are competitive to our products. As a result of the foregoing factors, we expect that competitive pressures may result in price reductions, reduced margins and loss of market share. For example, in markets where there are a limited number of customers, such as the microelectronics market, competition is particularly intense.

Some of our laser systems are complex in design and may contain defects that are not detected until deployed by our customers, which could increase our costs and reduce our revenues.

Laser systems are inherently complex in design and require ongoing regular maintenance. The manufacture of our lasers, laser products and systems involves a highly complex and precise process. As a result of the technological complexity of our products, changes in our or our suppliers' manufacturing processes or the inadvertent use of defective materials by us or our suppliers could result in a material adverse effect on our ability to achieve acceptable manufacturing yields and product reliability. To the extent that we do not achieve and maintain our projected yields or product reliability, our business, operating results, financial condition and customer relationships would be adversely affected. We provide warranties on certain of our product sales, and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires us to make estimates of failure rates and expected costs to repair or replace the products under warranty. We currently establish warranty reserves based on historical warranty costs for each product line. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to cost of sales may be required in future periods.

Our customers may discover defects in our products after the products have been fully deployed and operated under peak stress conditions. In addition, some of our products are combined with products from other vendors, which may contain defects. As a result, should problems occur, it may be difficult to identify the source of the problem. If we are unable to identify and fix defects or other problems, we could experience, among other things:

- loss of customers;
- increased costs of product returns and warranty expenses;
- damage to our brand reputation;
- failure to attract new customers or achieve market acceptance;
- diversion of development and engineering resources; and
- legal actions by our customers and/or their end users.

The occurrence of any one or more of the foregoing factors could seriously harm our business, financial condition and results of operations.

If we fail to accurately forecast component and material requirements for our products, we could incur additional costs and incur significant delays in shipments, which could result in loss of customers.

We use rolling forecasts based on anticipated product orders and material requirements planning systems to determine our product requirements. It is very important that we accurately predict both the demand for our products and the lead times required to obtain the necessary components and materials. We depend on our suppliers for most of our product components and materials. Lead times for components and materials that we order vary significantly and depend on factors including the specific supplier requirements, the size of the order, contract terms and current market demand for components. For substantial increases in our sales levels, some of our suppliers may need at least six months lead-time. If we overestimate our component and material requirements, we may have excess inventory, which would increase our costs. If we underestimate our component and material requirements, we may have inadequate inventory, which could interrupt and delay delivery of our products to our customers. Any of these occurrences would negatively impact our net sales, business or operating results.

Our increased reliance on contract manufacturing and other outsourcing may adversely impact our financial results and operations due to our decreased control over the performance and timing of certain aspects of our manufacturing.

Our manufacturing strategy includes partnering with contract manufacturers to outsource non-core subassemblies and less complex turnkey products, including some performed at international sites located in Asia and Eastern Europe. Additionally, we are in the process of outsourcing the manufacture of certain of our optics components to a third party. Our ability to resume internal manufacturing operations for certain products and components in a timely manner may be eliminated. The cost, quality, performance and availability of contract manufacturing operations are and will be essential to the successful production and sale of many of our products. Our financial condition or results of operation could be adversely impacted if any contract manufacturer is unable for any reason, including as a result of the impact of current worldwide economic conditions, to meet our cost, quality, performance, and availability standards. We may not be able to provide contract manufacturers with product volumes that are high enough to achieve sufficient cost savings. If shipments fall below forecasted levels, we may incur increased costs or be required to take ownership of the inventory. Also, our ability to control the quality of products produced by contract manufacturers may be limited and quality issues may not be resolved in a timely manner, which could adversely impact our financial condition or results of operations.

If we fail to effectively manage our footprint consolidation effort, our business could be disrupted, which could harm our operating results.

We have previously announced our intent to reduce our global operating footprint, including the closing of our Auburn, California and Munich, Germany operations. If we are not able to effectively transition the business activities from one site to another it could have an adverse impact on our results of operations.

If we fail to manage our growth or, alternatively, our spending during downturns, effectively, our business could be disrupted, which could harm our operating results.

Our ability to successfully offer our products and implement our business plan in evolving markets requires an effective planning and management process. In economic downturns, we must effectively manage our spending and operations to ensure our position during the downturn as well as for future opportunity when the economy improves. The failure to effectively manage our spending and operations could disrupt our business and harm our operating results. The growth in sales, combined with the challenges of managing geographically-dispersed operations, has placed a significant strain on our management systems and resources, and our anticipated growth in future operations could continue to place such a strain. The failure to effectively manage our growth could disrupt our business and harm our operating results.

Historically, acquisitions have been an important element of our strategy. However, we may not find suitable acquisition candidates in the future and we may not be able to successfully integrate and manage acquired businesses. Any acquisitions we make could disrupt our business and harm our financial condition.

We have in the past made strategic acquisitions of other corporations and entities, including asset purchases, and we continue to evaluate potential strategic acquisitions of complementary companies, products and technologies. In the event of any future acquisitions, we could:

- issue stock that would dilute our current stockholders' percentage ownership;
- pay cash;
- incur debt;
- assume liabilities; or
- incur expenses related to in-process research and development, impairment of goodwill and amortization.

Acquisitions also involve numerous risks, including:

- problems combining the acquired operations, technologies or products;
- an inability to realize expected operating efficiencies or product integration benefits;
- difficulties in coordinating geographically separated organizations, systems and facilities;
- writing off goodwill or other intangible assets;
- unanticipated costs or liabilities, including the costs associated with improving the internal controls of the acquired company;
- diversion of management's attention from our core businesses;
- adverse effects on existing business relationships with suppliers and customers;

- potential loss of key employees, particularly those of the purchased organizations;
- incurring unforeseen obligations or liabilities in connection with acquisitions; and
- the failure to complete acquisitions even after signing definitive agreements which, among other things, would result in the expensing of potentially significant professional fees and other charges in the period in which the acquisition or negotiations are terminated.

We cannot assure you that we will be able to successfully integrate any businesses, products, technologies or personnel that we might acquire in the future or achieve the anticipated benefits of such transactions, which may harm our business.

We use standard laboratory and manufacturing materials that could be considered hazardous and we could be liable for any damage or liability resulting from accidental environmental contamination or injury.

Although most of our products do not incorporate hazardous or toxic materials and chemicals, some of the gases used in our excimer lasers and some of the liquid dyes used in some of our scientific laser products are highly toxic. In addition, our operations involve the use of standard laboratory and manufacturing materials that could be considered hazardous. Also, if a facility fire were to occur at our Tampere, Finland site and were to spread to a reactor used to grow semiconductor wafers, it could release highly toxic emissions. We believe that our safety procedures for handling and disposing of such materials comply with all federal, state and offshore regulations and standards. However, the risk of accidental environmental contamination or injury from such materials cannot be entirely eliminated. In the event of such an accident involving such materials, we could be liable for damages and such liability could exceed the amount of our liability insurance coverage and the resources of our business.

Compliance or the failure to comply with current and future environmental regulations could cause us significant expense.

We are subject to a variety of federal, state, local and foreign environmental regulations relating to the use, storage, discharge and disposal of hazardous chemicals used during our manufacturing process or requiring design changes or recycling of products we manufacture. If we fail to comply with any present and future regulations, we could be subject to future liabilities, the suspension of production or a prohibition on the sale of products we manufacture. In addition, such regulations could restrict our ability to expand our facilities or could require us to acquire costly equipment, or to incur other significant expenses to comply with environmental regulations, including expenses associated with the recall of any non-compliant product and the management of historical waste.

From time to time new regulations are enacted, and it is difficult to anticipate how such regulations will be implemented and enforced. We continue to evaluate the necessary steps for compliance with regulations as they are enacted. These regulations include, for example, the Restriction on the Use of Certain Hazardous Substances in Electrical and Electronic Equipment Directive ("RoHS") and the Waste Electrical and Electronic Equipment Directive ("WEEE") enacted in the European Union which regulate the use of certain hazardous substances in, and require the collection, reuse and recycling of waste from, certain products we manufacture. This and similar legislation that has been or is in the process of being enacted in Japan, China, Korea and various states of the United States may require us to re-design our products to ensure compliance with the applicable standards, for example by requiring the use of different types of materials. These redesigns or alternative materials may detrimentally impact the performance of our products, add greater testing lead-times for product introductions or have other similar effects. We believe we comply with all such legislation where our products are sold and we will continue to monitor these laws and the regulations being adopted under them to determine our responsibilities. In addition, we are monitoring legislation relating to the reduction of carbon emissions from industrial operations to determine whether we may be required to incur any additional material costs or expenses associated with our operations. We are not currently aware of any such material costs or expenses. Our failure to comply with any of the foregoing regulatory requirements or contractual obligations could result in our being directly or indirectly liable for costs, fines or penalties and third-party claims, and could jeopardize our ability to conduct business in the United States and foreign countries.

If our facilities or those of our suppliers and contract manufacturers were to experience catastrophic loss, our operations would be seriously harmed.

Our facilities and those of our suppliers and contract manufacturers could be subject to a catastrophic loss from fire, flood, earthquake, work stoppages, acts of war, energy shortages, other natural disasters or terrorist activity. A substantial portion of our research and development activities, manufacturing, our corporate headquarters and other critical business operations are located near major earthquake faults in Santa Clara, California, an area with a history of seismic events. Any such loss at any of our facilities could disrupt our operations, delay production, shipments and revenue and result in large expenses to repair or replace the facility. While we have obtained insurance to cover most potential losses, after reviewing the costs and limitations associated with earthquake insurance, we have decided not to procure such insurance. We believe that this decision is consistent with decisions reached by numerous other companies located nearby. We cannot assure you that our existing insurance coverage will be adequate against all other possible losses.

Provisions of our charter documents, Delaware law, our Common Shares Rights Plan, and our Change-of-Control Severance Plan may have anti-takeover effects that could prevent or delay a change in control.

Provisions of our certificate of incorporation and bylaws may discourage, delay or prevent a merger or acquisition or make removal of incumbent directors or officers more difficult. These provisions may discourage takeover attempts and bids for our common stock at a premium over the market price. These provisions include:

- the ability of our board of directors to alter our bylaws without stockholder approval;
- limiting the ability of stockholders to call special meetings; and
- establishing advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We are subject to Section 203 of the Delaware General Corporation Law, which prohibits a publicly-held Delaware corporation from engaging in a merger, asset or stock sale or other transaction with an interested stockholder for a period of three years following the date such person became an interested stockholder, unless prior approval of our board of directors is obtained or as otherwise provided. These provisions of Delaware law also may discourage, delay or prevent someone from acquiring or merging with us without obtaining the prior approval of our board of directors, which may cause the market price of our common stock to decline. In addition, we have adopted a change of control severance plan, which provides for the payment of a cash severance benefit to each eligible employee based on the employee's position. If a change of control occurs, our successor or acquirer will be required to assume and agree to perform all of our obligations under the change of control severance plan.

Our common shares rights agreement permits the holders of rights to purchase shares of our common stock to exercise the stock purchase rights following an acquisition of or merger by us with another corporation or entity, following a sale of 50% or more of our consolidated assets or earning power, or the acquisition by an individual or entity of 20% or more of our common stock. Our successor or acquirer is required to assume all of our obligations and duties under the common shares rights agreement, including in certain circumstances the issuance of shares of its capital stock upon exercise of the stock purchase rights. The existence of our common shares rights agreement may have the effect of delaying, deferring or preventing a change of control and, as a consequence, may discourage potential acquirers from making tender offers for our shares.

Changes in tax rates, tax liabilities or tax accounting rules could affect future results.

As a global company, we are subject to taxation in the United States and various other countries and jurisdictions. Significant judgment is required to determine worldwide tax liabilities. Our future tax rates could be affected by changes in the composition of earnings in countries with differing tax rates, changes in the valuation of our deferred tax assets and liabilities, or changes in the tax laws. In addition, we are subject to regular examination of our income tax returns by the Internal Revenue Service ("IRS") and other tax authorities. We regularly assess the likelihood of favorable or unfavorable outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. Although we believe our tax estimates are reasonable, there can be no assurance that any final determination will not be materially different than the treatment reflected in our historical income tax provisions and accruals, which could materially and adversely affect our operating results and financial condition.

We could incur tax liabilities under Section 409A of the Internal Revenue Code and other tax penalties

As a result of our investigation into our historical stock option granting practices, we have determined that a number of our outstanding stock option awards were granted at exercise prices below the fair market value of our stock on the appropriate accounting measurement date. The primary adverse tax consequence is that the re-measured options vesting after December 31, 2004, or options that are materially modified after October 3, 2004, are potentially subject to option holder excise tax under Section 409A of the Internal Revenue Code (and, as applicable, similar excise taxes under state law or foreign law). Option holders who hold options which are determined to have been granted with exercise prices below the fair market value of the underlying shares of common stock on the appropriate measurement date would be subject to taxes, penalties and interest under Section 409A if no action is taken to cure the options from exposure under Section 409A before December 31, 2008. We took action in fiscal year 2008 to cure certain options from exposure under Section 409A. There can be no assurance that such action cured all potential circumstances in which Section 409A would apply. Should it be found that excise taxes under Section 409A apply to option holders subsequent to our ability to cure the options from exposure to Section 409A, and we decide to reimburse option holders for such taxes, our results of operations may be materially adversely affected.

Also as a result of our investigation into our historical stock option granting practices, we have determined that certain payroll taxes, interest and penalties apply under various sections of the Internal Revenue Code, various state tax statutes, and tax statutes in various foreign jurisdictions. We have reviewed these potential liabilities and accrued the estimated probable amount of the liability. There can be no assurance that Coherent's accruals covered all potential circumstances in which additional payroll taxes, interest and penalties would apply. Should it be found that additional payroll taxes, interest and penalties would apply, our results of operations may be materially adversely affected.

Compliance with changing regulation of corporate governance and public disclosure may create uncertainty regarding compliance matters.

Federal securities laws, rules and regulations, as well as the rules and regulations of self-regulatory organizations such as Nasdaq and the NYSE, require companies to maintain extensive corporate governance measures, impose comprehensive reporting and disclosure requirements, set strict independence and financial expertise standards for audit and other committee members and impose civil and criminal penalties for companies and their chief executive officers, chief financial officers and directors for securities law violations. These laws, rules and regulations have increased and will continue to increase the scope, complexity and cost of our corporate governance, reporting and disclosure practices, which could harm our results of operations and divert management's attention from business operations. Changing laws, regulations and standards relating to corporate governance and public disclosure may create uncertainty regarding compliance matters. New or changed laws, regulations and standards are subject to varying interpretations in many cases. As a result, their application in practice may evolve over time. We are committed to maintaining high standards of ethics, corporate governance and public disclosure. Complying with evolving interpretations of new or changed legal requirements may cause us to incur higher costs as we revise current practices, policies and procedures, and may divert management time and attention from revenue generating to compliance activities. If our efforts to comply with new or changed laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to practice, our reputation may also be harmed.

Governmental regulations affecting the import or export of products could negatively affect our revenues.

The United States and various foreign governments have imposed controls, export license requirements and restrictions on the import or export of some technologies, especially encryption technology. In addition, from time to time, governmental agencies have proposed additional regulation of encryption technology, such as requiring the escrow and governmental recovery of private encryption keys. Governmental regulation of encryption technology and regulation of imports or exports, or our failure to obtain required import or export approval for our products, could harm our international and domestic sales and adversely affect our revenues.

We may experience difficulties with our enterprise resource planning ("ERP") system and other IT systems. System failure or malfunctioning may result in disruption of operations and the inability to process transactions, and this could adversely affect our ability to timely or accurately provide our financial results.

System failure or malfunctioning could disrupt our ability to timely and accurately process and report key components of our results of operations, financial position and cash flows. Any disruptions or difficulties that may occur in connection with our ERP system or other systems could also adversely affect our ability to complete important business processes such as the evaluation of our internal controls and attestation activities pursuant to Section 404 of the Sarbanes-Oxley Act of 2002. If we encounter unforeseen problems with regard to our ERP system or other systems, our business and resulting financial reporting could be adversely affected.

Our market is unpredictable and characterized by rapid technological changes and evolving standards, and, if we fail to address changing market conditions, our business and operating results will be harmed.

The photonics industry is characterized by extensive research and development, rapid technological change, frequent new product introductions, changes in customer requirements and evolving industry standards. Because this market is subject to rapid change, it is difficult to predict its potential size or future growth rate. Our success in generating revenues in this market will depend on, among other things:

- maintaining and enhancing our relationships with our customers;
- the education of potential end-user customers about the benefits of lasers, laser systems and precision optics; and
- our ability to accurately predict and develop our products to meet industry standards.

For our fiscal years 2008, 2007 and 2006, our research and development costs were $74.3 million (12.4% of net sales), $74.6 million (12.4% of net sales) and $73.1 million (12.5% of net sales), respectively. We cannot assure you that our expenditures for research and development will result in the introduction of new products or, if such products are introduced, that those products will achieve sufficient market acceptance. Our failure to address rapid technological changes in our markets could adversely affect our business and results of operations.

Continued volatility in the semiconductor manufacturing industry could adversely affect our business, financial condition and results of operations.

Our net sales depend in part on the demand for our products by semiconductor equipment companies. The semiconductor market has historically been characterized by sudden and severe cyclical variations in product supply and demand, which have often severely affected the demand for semiconductor manufacturing equipment, including laser-based tools and systems. The timing, severity and duration of these market cycles are difficult to predict, and we may not be able to respond effectively to these cycles. The continuing uncertainty in this market severely limits our ability to predict our business prospects or financial results in this market.

During industry downturns, our revenues from this market may decline suddenly and significantly. Our ability to rapidly and effectively reduce our cost structure in response to such downturns is limited by the fixed nature of many of our expenses in the near term and by our need to continue our investment in next-generation product technology and to support and service our products. In addition, due to the relatively long manufacturing lead times for some of the systems and subsystems we sell to this market, we may incur expenditures or purchase raw materials or components for products we cannot sell. Accordingly, downturns in the semiconductor capital equipment market may materially harm our operating results. Conversely, when upturns in this market occur, we must be able to rapidly and effectively increase our manufacturing capacity to meet increases in customer demand that may be extremely rapid, and if we fail to do so we may lose business to our competitors and our relationships with our customers may be harmed.

We have been named as a nominal party to a consolidated shareholder derivative lawsuit relating to our historical stock option practices, and we may be named in additional lawsuits in the future. In addition, a number of our current and former directors and officers were also named in this lawsuit. This litigation could become time consuming and expensive and could result in the payment of significant judgments and settlements, which could have a material adverse effect on our financial condition and results of operations.

In connection with our historical stock option practices and resulting restatement, three derivative actions were filed against certain of our current and former directors and officers purporting to assert claims on the Company's behalf, which were consolidated into a single action. Please see Part II, Item 1 "Legal Proceedings." There may be additional lawsuits of this nature filed in the future. We cannot predict the outcome of these lawsuits, nor can we predict the amount of time and expense that will be required to resolve these lawsuits. If these lawsuits become time consuming and expensive, or if there are unfavorable outcomes in any of these cases, there could be a material adverse effect on our business, financial condition and results of operations.

Our insurance coverage will not cover our total liabilities and expenses in these lawsuits, in part because we have a significant retention on certain aspects of the coverage. In addition, subject to certain limitations, we are obligated to indemnify our current and former directors, officers and employees in connection with the investigation of our historical stock option practices and the related litigation. We currently hold insurance policies for the benefit of our directors and officers, although our insurance coverage may not be sufficient in some or all of these matters. Furthermore, the insurers may seek to deny or limit coverage in some or all of these matters, in which case we may have to self-fund all or a substantial portion of our indemnification obligations.

Failure to maintain effective internal controls may cause us to delay filing our periodic reports with the SEC and adversely affect our stock price.

The SEC, as directed by Section 404 of the Sarbanes-Oxley Act of 2002, adopted rules requiring public companies to include a report of management on internal control over financial reporting in their annual reports on Form 10-K that contain an assessment by management of the effectiveness of the Company's internal control over financial reporting. In addition, our independent registered public accounting firm must attest to and report on the effectiveness of our internal control over financial reporting. Although we review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, our failure to maintain adequate internal controls over financial reporting could result in an adverse reaction in the financial marketplace due to a loss of investor confidence in the reliability of our financial statements, which ultimately could negatively impact our stock price.

ITEM 1B. UNRESOLVED STAFF COMMENTS

Not Applicable.

ITEM 2. PROPERTIES

Our corporate headquarters is located in Santa Clara, California. At fiscal 2008 year end, our primary locations were as follows (all square footage is approximate) (unless otherwise indicated, each property is utilized jointly by our two segments):

	Description	Use	Term
Santa Clara, CA	8.5 acres of land, 200,000 square foot building	Corporate headquarters, manufacturing, R&D	Owned
Santa Clara, CA(3)	90,120 square foot building	Office, manufacturing	Leased through April 2015
San Jose, CA(1)(3)	55,968 square foot building	Office, manufacturing	Leased through February 2009
Auburn, CA(1)(3)	80,000 square foot building	Office, manufacturing	Month to month lease
Bloomfield, CT(1)	64,945 square-foot building	Office, manufacturing	Lease expiring in April 2013
East Hanover, NJ(1)	30,000 square foot building	Office, manufacturing	Leased through October 2011
Bridgeton, MO(1)	20,176 square foot building	Office, manufacturing	Leased through September 2009
Portland, OR(1)	33,040 square foot building	Office, manufacturing	Leased through January 2009
Portland, OR(1)	41,250 square foot building	Office, manufacturing	Leased through December 2018, will occupy in January 2009
Tampere, Finland(1)(3)	5 acres of land, 40,970 square foot building	Office, manufacturing	Owned
Dieburg, Germany	31,306 square foot building	Office	Leased through December 2012
Göttingen, Germany(2)	7.6 acres of land, several buildings totaling 119,500 square feet	Office, manufacturing	Owned
Lübeck, Germany(1)	38,815 square foot building	Office, manufacturing	Leased through December 2010
Lübeck, Germany(1)	31,115 square foot building	Office, manufacturing	Leased through December 2011 with option to purchase building
Munich, Germany(2)(3)	58,449 square-foot building	Office, manufacturing	Leased through December 2010
Tokyo, Japan	17,602 square foot building	Office	Leased through April 2009
Yokohama, Japan	5,813 square-foot building	Office	Leased through October 2010
Glasgow, Scotland(2)	2 acres of land, 30,000 square foot building	Office, manufacturing	Owned

(1) This facility is utilized primarily by our CLC operating segment.

(2) This facility is utilized primarily by our SLS operating segment.

(3) Portions of this property are not fully utilized.

We maintain other sales and service offices under varying leases expiring from 2009 through 2019 in the United States, Japan, Korea, China, Germany, France, Italy, the United Kingdom and the Netherlands.

We consider our facilities to be both suitable and adequate to provide for current and near term requirements.

ITEM 3. LEGAL PROCEEDINGS

We are subject to legal claims and litigation arising in the ordinary course of business, such as product liability, employment or intellectual property claims, including, but not limited to, the matters described below. The outcome of any such matters is currently not determinable. Although we do not expect that such legal claims and litigation will ultimately have a material adverse effect on our consolidated financial position or results of operations, an adverse result in one or more matters could negatively affect our results in the period in which they occur.

Derivative Lawsuits

Between February 15, 2007 and March 2, 2007, three purported shareholder derivative lawsuits were filed in the United States District Court for the Northern District of California against certain of our current and former officers and directors. We are named as a nominal defendant. The complaints generally allege that the defendants breached their fiduciary duties and violated the securities laws in connection with the granting of stock options, the accounting treatment for such grants, the issuance of allegedly misleading public statements and stock sales by certain of the individual defendants. On May 29, 2007, these lawsuits were consolidated under the caption *In re Coherent, Inc. Shareholder Derivative Litigation*, Lead Case No. C-07-0955-JF (N.D. Cal.). On June 25, 2007, plaintiffs filed an amended consolidated complaint. The consolidated complaint asserts causes of action for alleged violations of federal securities laws, violations of California securities laws, breaches of fiduciary duty and/or aiding and abetting breaches of fiduciary duty, abuse of control, gross mismanagement, constructive fraud, corporate waste, unjust enrichment, insider selling and misappropriation of information. The consolidated complaint seeks, among other relief, disgorgement and damages in an unspecified amount, an accounting, rescission of allegedly improper stock option grants, punitive damages and attorneys' fees and costs. To date, we have been paying the defense costs of the individual defendants.

In addition, our Board of Directors has appointed a Special Litigation Committee ("SLC") comprised of independent director Sandeep Vij to investigate and evaluate the claims asserted in the derivative litigation and to determine what action(s) should be taken with respect to the derivative litigation. The SLC has retained legal counsel to assist it. The SLC's investigation is ongoing.

SEC Inquiry

In 2006, the Company was advised that the San Francisco District Office of the Securities and Exchange Commission was conducting an informal inquiry relating to the Company's past granting of stock options. In July 2008 the Company was formally notified by the Securities and Exchange Commission that its investigation had been terminated and that it will not recommend any enforcement action.

Income Tax Audits

The IRS is conducting an audit of our 2003 and 2004 tax returns. The IRS has issued a number of Notices of Proposed Adjustments ("NOPAs") to these returns. Among other items, the IRS has challenged our research and development credits and our extraterritorial income ("ETI") exclusion. We have agreed to the various adjustments proposed by the IRS and we believe that we have adequately provided for these exposures and any other items identified by the IRS as a result of the audit of these tax years. As part of its audit of our 2003 and 2004 tax years, the IRS has requested information related to our stock option investigation and we will comply with this request and address any issues that are raised in a timely manner. The IRS has also indicated that it may consider an audit of our 2005 and 2006 tax returns.

The IRS is also auditing the research and development credits generated in the years 1999 through 2001 and carried forward to future tax years. We received a NOPA from the IRS in October 2008 to decrease the amount of research and development credits generated in years 2000 and 2001. We will respond to this NOPA and intend to dispute the adjustment with the IRS through the appeals process available to us. While we believe that we have adequately provided for any adjustments related to these credits that may be determined under the IRS appeals process, there exists the possibility of a material adverse impact on our results of operations in the event that this issue is resolved unfavorably to us.

The German tax authorities are conducting an audit of our subsidiary in Göttingen and its affiliates for the tax years 1999 through 2005. We believe that we have adequately provided for any adjustments that may be proposed by the German tax authorities.

Other Matters

As previously disclosed, the Company's proposed acquisition of Excel Technology, Inc. ("Excel") was the subject of a prohibition decision issued by the German Federal Cartel Office ("FCO") in October 2006. While the agreement under which the Company was to acquire Excel was terminated, the Company is currently appealing the FCO's prohibition order to the appellate court in Germany. Subsequent to the appeal being filed, Excel was acquired by GSI Group, Inc. That acquisition has not terminated the appeal which is still pending.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

Not applicable.

PART II

ITEM 5. MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock is quoted on the NASDAQ Global Market under the symbol "COHR." Our common stock was de-listed on December 19, 2007 and traded on the over-the-counter market on the Pink Sheets under the symbol "COHR.PK." until it was re-listed on the Nasdaq Global Select Market on February 14, 2008. The following table sets forth the high and low sales prices for each quarterly period during the past two fiscal years as reported on the Nasdaq Global Select Market, its predecessor, the Nasdaq National Market or the over-the-counter market.

	Fiscal			
	2008		2007	
	High	Low	High	Low
First quarter	$33.38	$24.61	$36.95	$30.20
Second quarter	$29.05	$22.10	$32.01	$28.84
Third quarter	$34.15	$27.36	$32.64	$28.92
Fourth quarter	$38.50	$29.08	$32.89	$27.15

The number of stockholders of record as of November 10, 2008 was 1,238. No cash dividends have been declared or paid since Coherent was founded and we have no present intention to declare or pay cash dividends.

In February 2008, the Board of Directors authorized the Company to repurchase up to $225 million of its common stock through a modified "Dutch Auction" tender offer and an additional $25 million of its common stock, following the completion or termination of the tender offer, under its stock repurchase program, terminating no later than February 11, 2009. On March 17, 2008, we completed our tender offer, repurchased and retired 7,972,313 shares of outstanding common stock for a total of $228.2 million. The repurchases were accounted for as a reduction in additional paid in capital.

In September 2005, our Board of Directors authorized a share repurchase program of up to 1.5 million shares of our common stock. The repurchase program was to remain in effect through September 30, 2007, unless earlier terminated or completed. The program was suspended during the first quarter of fiscal 2007 due to our internal stock option investigation and was terminated effective September 30, 2007.

COMPANY STOCK PRICE PERFORMANCE

The following graph shows a five-year comparison of cumulative total stockholder return, calculated on a dividend reinvestment basis and based on a $100 investment, from September 27, 2003 through September 27, 2008 comparing the return on our common stock with the Standard & Poors 500 Stock Index, the Standard and Poors Electronic Equipment and Instruments Index and the Standard and Poors Small Cap 600 Stock Index. No dividends have been declared or paid on our common stock during such period. The stock price performance shown on the following graph is not necessarily indicative of future price performance.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN AMONG COHERENT, INC., THE S&P 500 INDEX, THE S&P 500 ELECTRONICS EQUIPMENT& INSTRUMENTS INDEX AND THE S&P SMALL CAP 600 INDEX


$200
$150
$100
$50
$0
9/27/03
10/2/04
10/1/05
9/30/06
9/29/07
9/27/08
Coherent, Inc.
S&P 500 Index
S&P 500 Electronic Equipment & Instruments Index
S&P SmallCap 600 Index

Company / Index	Base Period 9/27/03	INDEXED RETURNS Years Ending 10/2/04	10/1/05	9/30/06	9/29/07	9/27/08
Coherent, Inc.	100	107.11	120.30	142.40	131.80	143.76
S&P 500 Index	100	115.50	127.71	141.49	164.75	128.56
S&P 500 Electronic Equipment & Instruments Index	100	115.23	135.21	146.77	168.13	143.90
S&P SmallCap 600 Index	100	128.07	152.15	163.04	187.38	161.49

The information contained above under the caption "Company Stock Price Performance" shall not be deemed to be "soliciting material" or to be "filed" with the SEC, nor will such information be incorporated by reference into any future SEC filing except to the extent that we specifically incorporate it by reference into such filing.

ITEM 6. SELECTED FINANCIAL DATA

The information set forth below is not necessarily indicative of results of future operations and should be read in conjunction with Item 7. "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes to Consolidated Financial Statements.

We derived the selected consolidated financial data as of fiscal 2008 and 2007 year-end and for fiscal 2008, 2007 and 2006 from our audited consolidated financial statements, and accompanying notes, contained in this annual report. The consolidated statements of operations data for fiscal 2005 and 2004 and the consolidated balance sheet data as of fiscal 2006, 2005 and 2004 year-end are derived from our consolidated financial statements which are not included in this report.

Consolidated financial data	Fiscal 2008(1)	Fiscal 2007(2)	Fiscal 2006(3)	Fiscal 2005(4)	Fiscal 2004(5)
	(in thousands, except per share data)				
Net sales	$599,262	$601,153	$584,652	$516,252	$494,954
Gross profit	$251,906	$250,008	$256,113	$217,693	$207,769
Net income	$23,403	$15,951	$45,394	$38,414	$16,951
Net income per share(6):					
Basic	$0.85	$0.51	$1.47	$1.25	$0.56
Diluted	$0.83	$0.50	$1.44	$1.23	$0.55
Shares used in computation(6):					
Basic	27,505	31,398	30,973	30,756	30,179
Diluted	28,054	32,024	31,567	31,224	30,494
Total assets	$806,383	$947,600	$1,082,524	$800,830	$760,668
Long-term obligations	$15	$21	$201,023	$—	$14,215
Other long-term liabilities	$94,606	$47,848	$37,419	$48,734	$46,542
Minority interest in subsidiaries	$—	$—	$—	$—	$5,402
Stockholders' equity	$598,435	$770,986	$717,504	$639,670	$588,704

(1) Includes $5.5 million in after-tax costs related to our stock option investigation and litigation, restructuring expenses of $3.9 million after-tax related to the exit of our Auburn, California facility, the consolidation of our German DPSS manufacturing into one location in Germany and headcount reductions due to the evolving global economic situation, and a tax charge of $1.4 million in connection with a dividend from one of our European subsidiaries

(2) Includes a $12.6 million loss on our sale of our Auburn campus in Auburn, California, $7.0 million in after-tax costs related to our stock option investigation and litigation, a $2.6 million after-tax charge to write off unamortized capitalized deferred issuance costs associated with our repayment of our convertible subordinated notes, a charge of $2.2 million for IPR&D related to our purchase of Nuvonyx, $0.2 million after-tax costs related to the termination of the Excel merger agreement, a $3.6 million capital gain on the sale of our Condensa building in Santa Clara, California, and a $0.7 million after-tax gain from the sale of substantially all of the net assets of our Coherent Imaging Optics Limited (CIOL) subsidiary to CVI Laser.

(3) Includes a $11.7 million tax benefit primarily resulting from the consolidation of two wholly owned Japanese entities in which the income of one of the Japanese subsidiaries and a portion of the income of its German parent that were previously treated as permanently reinvested were deemed distributed to the U.S. and the income and the associated tax credits were reported for U.S. tax purposes, a $3.5 million after-tax charge for acquisition related costs from the terminated merger agreement with Excel, an additional $1.5 million after tax in purchase price and related legal and other fees associated with the acquisition of the remaining interest of our Lambda Physik subsidiary, $0.6 million after-tax Excel pre-merger integration related costs, a facility closure charge of $0.4 million after tax and an after tax IPR&D charge of $0.4 million associated with the purchase of the assets of Iolon in the first quarter of fiscal 2006.

(4) Includes a $4.1 million after-tax charge related to excess inventories as a result of the accelerated decommissioning of lithography lasers in Lambda Physik, a $2.7 million (net of minority interest of $0.1 million) after-tax charge associated with our decision to discontinue future product development and investments in the semiconductor lithography market within our Lambda Physik operations and a charge of $1.6 million for IPR&D related to our purchase of TuiLaser. Fiscal 2005 also includes tax benefits of $1.4 million for increased use of export tax incentives and research and development ("R&D") tax credits, $9.6 million for the reversal of a deferred tax valuation allowance related to our Lambda Physik operations and $0.5 million related to federal tax law changes enacted during fiscal 2005.

(5) Fiscal 2004 included 53 weeks, whereas all other fiscal years presented included 52 weeks. Includes $3.9 million of net sales from Picometrix, which was consolidated under Financial Accounting Standards Board Interpretation No. 46R; additionally, Picometrix's net income of $0.5 million was eliminated through minority interest. Fiscal 2004 also includes a $0.6 million after-tax gain on the sale of certain technology and a $2.0 million after-tax recovery on the sale of a previously impaired note receivable.

(6) See Note 2, "Significant Accounting Policies" in our Notes to Consolidated Financial Statements for an explanation of the determination of the number of shares used in computing net income (loss) per share.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our Consolidated Financial Statements and related notes included in Item 8, "Financial Statements and Supplementary Data" in this annual report. This discussion contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in the forward looking statements as a result of certain factors, including but not limited to those discussed in "Risk Factors" and elsewhere in this annual report. Please see the discussion of forward looking statements at the beginning of this annual report under "Special Note Regarding Forward Looking Statements."

KEY PERFORMANCE INDICATORS

The following is a summary of some of the quantitative performance indicators (as defined below) used to assess our results of operations and financial condition:

	Fiscal		
	2008	2007	2006
	(Dollars in thousands)		
Bookings	$594,049	$591,039	$583,790
Net Sales—Commercial Lasers and Components	$285,239	$290,017	$272,068
Net Sales—Specialty Lasers and Systems	$313,923	$309,467	$311,058
Gross Profit as a Percentage of Net Sales—Commercial Lasers and Components	41.8%	43.3%	43.3%
Gross Profit as a Percentage of Net Sales—Specialty Lasers and Systems	42.8%	40.6%	44.9%
Research and Development as a Percentage of Net Sales	12.4%	12.4%	12.5%
Income Before Income Taxes	$37,287	$28,923	$46,181
Cash Provided by Operating Activities	$68,362	$66,619	$78,782
Days Sales Outstanding in Receivables	58.0	61.3	68.6
Days Sales Outstanding in Inventories	72.4	67.6	62.5
Capital Spending as a Percentage of Net Sales	3.8%	3.6%	3.0%

Definitions and analysis of these performance indicators are as follows:

Bookings

Bookings represent orders expected to be shipped within 12 months and services to be provided pursuant to service contracts. While we generally have not experienced a significant rate of cancellation, bookings are generally cancelable by our customers without substantial penalty and, therefore, we can not assure all bookings will be converted to net sales.

Fiscal 2008 bookings increased 0.5% from fiscal 2007. Increases in fiscal 2008 bookings, compared to fiscal 2007, in the microelectronics and scientific and government programs markets were partially offset by decreases in the OEM components and material processing markets. Fiscal 2007 bookings increased 1.2% from fiscal 2006. Increases in fiscal 2007 bookings, compared to fiscal 2006, in the OEM components and material processing markets were partially offset by decreases in the microelectronics and scientific and government programs markets.

Microelectronics

Over the past year, our microelectronics business has performed well, with an increase of 9% from fiscal 2007. Our sustainability is partly due to the fact that our products are used to manufacture devices such as I-Phones®, HDTV's and solar cells, all of which have enjoyed strong consumer demand. We have also benefitted from our ability to provide lasers with superior reliability and performance into a broad array of applications. However, the ongoing credit crisis and resulting impact on macroeconomic conditions is impacting our customers in two ways: consumer spending on high-end electronics is declining and commercial end users are having difficulty funding expansion through the credit markets. We expect these factors will lead our customers to maintain a very conservative posture which will result in orders being closely linked to end user deliveries and inventories being minimized. We cannot predict when an economic recovery will begin. In the meantime, we will remain focused on customer alignment, continue to develop highly-differentiated products albeit on evolving timelines and continue to drive operational efficiency.

Orders from semiconductor capital equipment ("semi cap") applications in the fourth quarter of fiscal 2008 were flat compared to the third quarter of fiscal 2008, with the ratio of new system orders also advancing from the third quarter of fiscal 2008.

While these are positive developments, the semi cap outlook seems to weaken with each passing week. Recent design wins may provide us with some insulation, but this market is expected to struggle in fiscal 2009.

Bookings for lasers used in advanced packaging were down significantly in the fourth quarter of fiscal 2008 from the preceding quarter as global demand for smart phones eased. Credit issues have been particularly troublesome to commercial end customers in this submarket given their relatively thin operating margins and high capital needs. We expect our customers to be very focused on cash preservation during this downturn.

Orders for flat panel display manufacturing slowed following a very strong third quarter of fiscal 2008 and were roughly balanced between new systems and service. The most significant development is that the new system orders were for organic light emitting diode ("OLED") production tools. This suggests that excimer laser annealing ("ELA") is currently winning against other schemes such as solid-phase crystallization ("SPC"). We expect future investments in capacity expansion will be dependent on a recovery in consumer spending.

Bookings for solar cell manufacturing remained strong in the fourth quarter of fiscal 2008. We are delighted by this trend, but must caution that the dual effect of lower energy prices and tight credit may slow investments for small, developing accounts. Nonetheless, higher conversion efficiencies and manufacturing yields are pushing down the breakeven point for solar power versus fossil fuels. In addition, recent initiatives and ballot measures reinforce that governments and individuals remain committed to clean, renewable energy. We maintain a positive outlook on this opportunity.

<u>Scientific and Government Programs</u>

For fiscal 2008, orders were up 13% compared to fiscal 2007. We believe these growth rates are outpacing the overall scientific market and reflect the strength of our updated product portfolio. Based on historical trends, we believe the scientific research market should be less susceptible to the pressures facing industrial markets. As a perceived safe haven, it is likely to garner more attention from competitors seeking to support their top line. Product differentiation, sustainability and service support are critical competitive factors.

Fourth quarter fiscal 2008 bookings benefitted from record orders for the Micra™ and Mantis™ single-box ultrafast seed lasers and very strong ultrafast amplifier demand. Chameleon™ orders slowed from previous highs, but we anticipate increased adoption via the introduction of the Chameleon™ Vision™. Launched in August 2008, the Vision™ is designed to provide brighter images and deeper penetration in multiphoton microscopy. The Vision™ uses pre-compensation technology to counteract dispersion effects and ensure minimum pulse length at the biological sample being imaged. The Vision™ is the most compact, powerful (2.5W) and widely tunable (680-1080 nm) system available. It can also compensate for the widest range of microscope dispersion (up to 47,000 fs^2). The Vision™ closes one of the few remaining gaps in our scientific product lineup.

<u>OEM Components and Instrumentation</u>

For fiscal 2008, orders decreased 8% compared to fiscal 2007. When adjusted for the sale of the imaging optics business in September 2007, orders increased slightly from the prior year.

Orders in the fourth quarter of fiscal 2008 were slower than anticipated as customers tried to gauge the impact of macroeconomic events upon their businesses. In very general terms, the instrumentation and components segment is composed of customers in analytical instrumentation and medical therapeutics. Instrumentation encompasses applications such as DNA sequencing and flow cytometry, which are generally covered by insurance. As such, they usually sustain sales well through broader economic downturns. We anticipate that instrumentation customers will change their ordering patterns to smaller, more frequent purchases rather than annual or semi-annual orders as a means to more tightly control inventory. Therapeutic applications include skin resurfacing, hair removal and refractive and non-refractive ophthalmic procedures, which are partially dependent upon discretionary spending. A cautionary view suggests this submarket would trend with the macroeconomy, although some of our customers have expressed more solid outlooks particularly in refractive surgery.

Instrumentation orders in the fourth quarter of fiscal 2008 were up significantly compared to the third quarter of fiscal 2008, bolstered by strong bookings for the Genesis™ UV OPS laser. New products based on the Genesis™ platform, which will provide power scaling as well as other wavelengths, are being readied for market release in January 2009.

Although orders for medical OEM lasers in the fourth quarter of fiscal 2008 were seasonally down, we continue to build a solid beachhead for OPS lasers in non-refractive ophthalmology. The drivers for OPS adoption are the availability of unique wavelengths, optical efficiency and package size.

Materials Processing

Materials processing orders decreased 13% from fiscal 2007. In the fourth quarter of fiscal 2008, a customer pushed out approximately $3.3 million of deliveries and was unable to provide new call-off dates. In accordance with our internal policies, these orders were shifted to unscheduled backlog, thereby decreasing bookings for the quarter and the year by the same amount. As a result, new bookings for the quarter were $19.7 million.

The top-level bookings do not accurately portray the underlying market dynamics. Several applications including marking and engraving for product security, traceability and serialization have held up as have high-power markets in cladding, heat treating and welding. The two application areas that have shown weakness are textile manufacturing and converting, presumably due to greater dependence on consumer spending and credit facilities.

Net Sales

Net sales include sales of lasers, precision optics, related accessories and service contracts. Net sales for fiscal 2008 decreased 0.3% from fiscal 2007. Net sales for fiscal 2007 increased 2.8% from fiscal 2006. For a more complete description of the reasons for changes in net sales refer to the "Results of Operations" section below.

Gross Profit as a Percentage of Net Sales

Gross profit as a percentage of net sales ("gross profit percentage") is calculated as gross profit for the period divided by net sales for the period. Gross profit percentage for CLC decreased to 41.8% in fiscal 2008 but remained flat at 43.3% in fiscal 2007 from fiscal 2006. Gross profit percentage for SLS increased to 42.8% in fiscal 2008 from 40.6% in fiscal 2007, but decreased from 44.9% in fiscal 2006 to 40.6% in fiscal 2007. For a more complete description of the reasons for changes in gross profit refer to the "Results of Operations" section below.

Research and Development as a Percentage of Net Sales

Research and development as a percentage of net sales ("R&D percentage") is calculated as research and development expense for the period divided by net sales for the period. Management considers R&D percentage to be an important indicator in managing our business as investing in new technologies is a key to future growth. R&D percentage remained flat at 12.4% in fiscal 2008 from fiscal 2007 and decreased slightly in fiscal 2007 to 12.4% from 12.5% in fiscal 2006. For a more complete description of the reasons for changes in R&D percentage refer to the "Results of Operations" section below.

Net Cash Provided by Operating Activities

Net cash provided by operating activities shown on our Consolidated Statements of Cash Flows primarily represents the excess of cash collected from billings to our customers and other receipts over cash paid to our vendors for expenses and inventory purchases to run our business. This amount represents cash generated by current operations to pay for equipment, technology, and other investing activities, to repay debt, fund acquisitions, repurchase our common stock and for other financing purposes. We believe this is an important performance indicator because cash generation over the long term is essential to maintaining a healthy business and providing funds to help fuel growth. We believe generating positive cash from operations is an indication that our products are achieving a high level of customer satisfaction and we are appropriately monitoring our expenses, inventory levels and cash collection efforts. For a more complete description of the reasons for changes in Net Cash Provided by Operating Activities refer to the "Liquidity and Capital Resources" section below.

Days Sales Outstanding in Receivables

We calculate days sales outstanding ("DSO") in receivables as net receivables at the end of the period divided by net sales during the period and then multiplied by the number of days in the period, using 360 days for years. DSO in receivables indicates how well we are managing our collection of receivables, with lower DSO in receivables resulting in more cash flow available. The more money we have tied up in receivables, the less money we have available for research and development, acquisitions, expansions, marketing and other activities to grow our business. Our DSO in receivables for fiscal 2008 decreased 3.3 days from fiscal 2007 to 58.0 days. The decrease in DSO in receivables is primarily due to improvements in collections in the U.S. and Asia.

Days Sales Outstanding in Inventories

We calculate DSO in inventories as net inventories at the end of the period divided by net sales of the period and then multiplied by the number of days in the period, using 360 days for years. This indicates how well we are managing our inventory levels, with lower DSO in inventories resulting in more cash flow available. The more money we have tied up in inventory, the less money we have available for research and development, acquisitions, expansion, marketing and other activities to grow our business. Our DSO in inventories for fiscal 2008 increased 4.8 days from fiscal 2007 to 72.4 days. The deterioration in DSO in inventories is primarily due to inventory increases in preparation for product outsourcing and manufacturing consolidation, lower revenues in the fourth quarter of fiscal 2008 and the sale of substantially all of the assets of Coherent Imaging Optics Limited ("CIOL") in the fourth quarter of fiscal 2007, partially offset by the impact of foreign exchange rates (1.9 days).

Capital Spending as a Percentage of Net Sales

Capital spending as a percentage of net sales ("capital spending percentage") is calculated as capital expenditures for the period divided by net sales for the period. Capital spending percentage indicates the extent to which we are expanding or improving our operations, including investments in technology. Management monitors capital spending levels as this assists management in measuring our cash flows, net of capital expenditures. Our capital spending percentage increased from 3.6% in fiscal 2007 to 3.8% in fiscal 2008 and increased from 3.0% in fiscal 2006 to 3.6% in fiscal 2007. The fiscal 2008 and fiscal 2007 increases were primarily due to building improvements, information technology expenditures and purchases of production-related assets. We anticipate that capital spending for fiscal 2009 will be approximately 4.0% of net sales.

SIGNIFICANT EVENTS

On June 3, 2003, we initiated a tender offer to purchase the 5,250,000 (39.62%) outstanding shares of our Lambda Physik subsidiary owned by other shareholders (the minority interest) for approximately $10.50 per share. Through the end of fiscal 2004, we purchased a total of 4,588,500 outstanding shares for approximately $49.0 million, resulting in a total ownership percentage of 95.01% (inclusive of shares previously owned). During the second quarter of fiscal 2005, we acquired the remaining 661,500 outstanding shares ("remaining interest") for approximately $11.8 million, resulting in our full ownership of Lambda Physik. In the fourth quarter of fiscal 2006, we accrued an additional $2.5 million in purchase price and related legal and other fees associated with the acquisition of the remaining interest.

In September 2005, our Board of Directors authorized a share repurchase program of up to 1.5 million shares of our common stock. Under the terms of the repurchase program, purchases may be made from time to time in both the open market and in private transactions, as conditions warrant. During fiscal 2006, we purchased and cancelled a total of 721,942 shares of our common stock for approximately $22.3 million. The program was suspended during the first quarter of fiscal 2007 due to our internal stock option investigation and expired on September 30, 2007.

On February 21, 2006, we entered into a definitive agreement to acquire Excel Technology, Inc. ("Excel"), a manufacturer of photonics-based solutions, consisting of laser systems and electro-optical components, primarily for industrial, commercial, and scientific applications. The acquisition was to be an all-cash transaction at a price of $30.00 per share of Excel common stock, for a total approximate offer value of $376 million before fees and transaction costs. The completion of the acquisition was subject to customary closing conditions, including regulatory approvals. On October 25, 2006 we received a prohibition order from the German Federal Cartel Office (FCO) regarding our proposed acquisition. The acquisition had previously been approved by antitrust authorities in the United States. None of the multiple remedy proposals offered by Coherent to the FCO addressing the overlap in the low-power carbon-dioxide laser market were satisfactory to the FCO. On November 1, 2006, we received notice from Excel that it was terminating the merger agreement. As a result, our fiscal 2006 results include a pre-tax charge of $5.9 million for previously capitalized costs related to the proposed Excel acquisition.

On March 10, 2006 we issued $200.0 million of 2.75% convertible subordinated notes due March 2011. The notes were unsecured and subordinate to all existing and future senior debt. The maturity date for these notes was March 1, 2011, unless earlier redeemed or converted. Interest on the notes was payable in cash semi-annually in arrears on March 1 and September 1 of each year.

On December 15, 2006, we received a letter from U.S. Bank National Association stating that we were in default on our convertible notes as a result of our failure to file our annual report for fiscal 2006 with the SEC. We did not cure the default within 60 days. On August 17, 2007, we received a letter from U.S. Bank National Association declaring the principal amount and accrued and unpaid interest, plus additional interest under the notes, to be immediately due and payable. The amount due and payable under the convertible notes including interest was $202,984,067, which we paid on August 21, 2007.

In April 2007, we acquired Nuvonyx, Inc., a technology leader in high-power laser diode components, arrays, and industrial laser systems for materials processing and defense applications for approximately $14.0 million in cash, net of acquisition costs of

$0.3 million. Nuvonyx produces high power arrays with powers in excess of 50 Kilowatts through its proprietary cooling and stacking technologies. The industrial laser systems are used for cladding and hardening of metals, joining materials, and other materials processing applications.

In September 2007, we sold substantially all of the net assets of our U.K. subsidiary, Coherent Imaging Optics Limited (CIOL), to CVI Laser (CVI) for $6.5 million, resulting in an after-tax gain on the sale of $0.7 million. In September 2007, we sold our Condensa building in Santa Clara, California for approximately $24.8 million, resulting in a capital gain of approximately $3.6 million in the fourth quarter of fiscal 2007. In September 2007, we also sold our Auburn campus in Auburn, California, for approximately $9.8 million, resulting in a loss of approximately $12.6 million in the fourth quarter of fiscal 2007. We have not recognized any tax benefit on the net loss of $9.0 million generated by the Condensa and Auburn transactions since it is not considered realizable. See Note 15 "Income Taxes" in the notes to the Consolidated Financial Statements.

On February 12, 2008, the Company announced that the Board of Directors had authorized the Company to repurchase up to $225 million of its common stock through a modified "Dutch Auction" tender offer and an additional $25 million of its common stock, following the completion or termination of the tender offer, under its stock repurchase program, terminating no later than February 11, 2009. On March 17, 2008, we completed our tender offer and repurchased and retired 7,972,313 shares of outstanding common stock at a price of $28.50 per share for a total of $228.2 million, including expenses. Such repurchases were accounted for as a reduction in additional paid in capital.

Effective March 31, 2008, we entered into a $40 million unsecured revolving credit account with Union Bank of California, which expires on March 31, 2010. Our Union Bank of California agreement is subject to covenants related to financial ratios and tangible net worth.

On April 16, 2008, we announced that we entered into an agreement to sell certain assets of our Auburn Optics manufacturing operation to Research Electro- Optics, Inc. ("REO"), a privately held optics manufacturing and technology company. We also entered into a strategic supply agreement with REO. REO will provide optical manufacturing capabilities for us, including fabrication and coating of optical components. The transition of the optics manufacturing assets from Auburn to REO is expected to be completed no later than the end of the second quarter of fiscal 2009. During the third and fourth quarters of fiscal 2008, we recorded $1.7 million and $2.0 million, respectively, of costs related to the transition.

In April 2008, we initiated a tender offer related to certain discount options discovered during our voluntary review of our historical stock option practices. Discount options are options with an exercise price that is less than the fair market value of the shares underlying the option at the time of grant. The discounted options included in this offer were certain options which vested after December 31, 2004. During the tender offer period, employees had the ability to amend the exercise price per share for eligible options to the fair market value of the underlying option as of the measurement date of that option, and receive a cash payment for the difference between the discounted share price and the amended share price. This amendment was designed to allow holders of discount options to avoid certain adverse tax consequences associated with discount options. The offer expired on May 9, 2008. There were approximately 0.5 million options amended. The incremental stock compensation expense resulting from the offer was $0.4 million which was recognized immediately as all eligible options were fully vested.

On June 30, 2008 we sold our interest in LTB Lasertechnik in Berlin GmbH, a German company for approximately $1.0 million, resulting in a gain of approximately $1.0 million which is reported in other income in the fourth quarter of fiscal 2008.

On July 10, 2008, the SEC formally notified us that its investigation of our historical stock option granting practices has been terminated and that it will not recommend any enforcement action.

RESULTS OF OPERATIONS—FISCAL 2008, 2007 AND 2006

Fiscal 2008, 2007 and 2006 all included 52 weeks.

Consolidated Summary

The following table sets forth, for the years indicated, the percentage of total net sales represented by the line items reflected in our consolidated statement of operations:

	Fiscal		
	2008	2007	2006
	(As a percentage of net sales)		
Net sales	100.0%	100.0%	100.0%
Cost of sales	58.0%	58.4%	56.2%
Gross profit	42.0%	41.6%	43.8%
Operating expenses:			
Research and development	12.4%	12.4%	12.5%
In-process research and development	—%	0.4%	0.1%
Selling, general and administrative	24.5%	25.6%	22.7%
Restructuring and other charges (recoveries)	—%	—%	—%
Acquisition-related expenses	—%	—%	1.0%
Amortization of intangible assets	1.4%	1.4%	1.6%
Total operating expenses	38.3%	39.8%	37.9%
Income from operations	3.7%	1.8%	5.9%
Other income (expense):			
Interest and dividend income	1.8%	3.8%	2.6%
Interest expense	—%	(1.8)%	(0.8)%
Other—net	0.7%	1.0%	0.2%
Total other income, net	2.5%	3.0%	2.0%
Income before income taxes	6.2%	4.8%	7.9%
Provision for income taxes	2.3%	2.1%	0.1%
Net income	3.9%	2.7%	7.8%

Refer to Item 6 "Selected Financial Data" for a description of significant events that impacted the results of operations for fiscal years 2008, 2007 and 2006.

Net Sales

Market Application

The following table sets forth, for the periods indicated, the amount of net sales and their relative percentages of total net sales by market application (dollars in thousands):

	Fiscal 2008		Fiscal 2007		Fiscal 2006	
	Amount	Percentage of total net sales	Amount	Percentage of total net sales	Amount	Percentage of total net sales
Consolidated:						
Microelectronics	$206,256	34.4%	$210,765	35.0%	$219,250	37.5%
OEM components and instrumentation	173,835	29.0%	174,115	29.0%	174,024	29.8%
Materials processing	94,171	15.7%	95,415	15.9%	76,862	13.1%
Scientific and government programs	125,000	20.9%	120,858	20.1%	114,516	19.6%
Total	$599,262	100.0%	$601,153	100.0%	$584,652	100.0%

During fiscal 2008, net sales decreased by $1.9 million, or less than 1%, compared to fiscal 2007, including an increase of $22.1 million due to the impact of foreign currency exchange rates. The decrease was a result of decreased sales volumes in the microelectronics, materials processing and OEM components and instrumentation markets, partially offset by increases in the scientific and government programs market. Microelectronics sales decreased $4.5 million, or 2%, primarily due to lower sales in the flat panel display market and lower sales for semiconductor applications, partially offset by higher sales in advanced packaging and solar applications. The decrease in the materials processing market of $1.2 million, or 1%, during fiscal 2008 was primarily due to lower sales in textile processing applications partially offset by higher commercial laser shipments for marking applications. The decrease in the OEM components and instrumentation market of $0.3 million during fiscal 2008 was primarily due to the sale of substantially all of the assets of CIOL in the fourth quarter of fiscal 2007, partially offset by higher sales for medical and bioinstrumentation applications, including revenues contributed by Nuvonyx (acquired in April 2007). Scientific and government program sales increased $4.1 million, or 3%, due to higher demand for pumping, measuring and advanced research applications used by university and government research groups.

During fiscal 2007, net sales increased by $16.5 million, or 3%, compared to fiscal 2006, including an increase of $8.5 million due to the impact of foreign currency exchange rates. The increase was a result of increased sales volumes in the materials processing, scientific and government programs and OEM components and instrumentation markets, partially offset by decreases in the microelectronics market. Material processing revenues increased $18.6 million, or 24%, due to higher commercial laser shipments for non-metal cutting and marking applications. Scientific and government program sales increased $6.3 million, or 6%, due to higher demand for pumping, measuring and advanced research applications used by university and government research groups. The increase in the OEM components and instrumentation market of $0.1 million during fiscal 2007 was primarily due to higher sales for medical and bioinstrumentation applications, including $3.4 million in revenues contributed by Nuvonyx, acquired in the third quarter of fiscal 2007 offset by decreases in graphic arts and display sales due to lower individually addressable semiconductor bar shipments for reprographics applications. Microelectronics sales decreased $8.5 million, or 4%, primarily due to lower sales in the flat panel display market and via drilling applications.

In fiscal 2008, 2007 and 2006, no customers accounted for greater than 10% of net sales.

Segments

The following table sets forth, for the periods indicated, the amount of net sales and their relative percentages of total net sales by segment (dollars in thousands):

	Fiscal 2008		Fiscal 2007		Fiscal 2006	
	Amount	Percentage of total net sales	Amount	Percentage of total net sales	Amount	Percentage of total net sales
Consolidated:						
Commercial Lasers and Components (CLC)	$285,239	47.6%	$290,017	48.2%	$272,068	46.5%
Specialty Lasers and Systems (SLS)	313,923	52.4%	309,467	51.5%	311,058	53.2%
Corporate and other	100	—%	1,669	0.3%	1,526	0.3%
Total	$599,262	100.0%	$601,153	100.0%	$584,652	100.0%

Net sales for fiscal 2008 decreased $1.9 million, or less than 1%, compared to fiscal 2007, with decreases of $4.8 million, or 2%, in our CLC segment, decreases of $1.6 million in Corporate and other and increases of $4.5 million, or 1%, in our SLS segment. Net sales for fiscal 2007 increased $16.5 million, or 3%, compared to fiscal 2006, with increases of $17.9 million, or 7%, in our CLC segment and decreases of $1.6 million, or 1%, in our SLS segment.

The decrease in our CLC segment sales from fiscal 2007 to fiscal 2008 was primarily due to the sale of substantially all of the assets of CIOL in the fourth quarter of fiscal 2007 and lower semiconductor and graphic arts and display application sales partially offset by increased military application sales, including revenues contributed by Nuvonyx (acquired in April 2007) and higher sales for direct writing, lightshow and bioinstrumentation applications. The increase in our CLC segment sales from fiscal 2006 to fiscal 2007 was primarily due to increased bioinstrumentation and medical sales in the OEM components and instrumentation market, higher service revenue, higher sales for laser-direct imaging applications, semiconductor wafer inspection, marking and cutting applications and higher thermal imaging sales as well as the effect of revenues contributed by Nuvonyx, partially offset by lower sales for reprographic applications.

The increase in our SLS segment sales from fiscal 2007 to fiscal 2008 was primarily due to higher sales for solar, medical and micro-machining applications. The decrease in our SLS segment sales from fiscal 2006 to fiscal 2007 was primarily due to decreases in the microelectronics market for via drilling applications and lower flat panel display application sales partially offset by increased scientific market sales.

Corporate and other sales decreased $1.6 million due to non-recurring royalty revenue from Luna Innovations, Inc. in the first quarter of fiscal 2007.

Gross Profit

Consolidated

Our gross profit rate increased by 0.4% to 42.0% in fiscal 2008 from 41.6% in fiscal 2007. The increase in the gross profit rate was primarily due to improved product mix (2.3%) with higher volumes of medical applications sales, the sale of substantially all of the assets of CIOL in the fourth quarter of fiscal 2007 and improved yields and lower warranty costs (0.3%), partially offset by higher other costs due to higher inventory provisions and increased costs for freight and duty (1.3%), the impact of fiscal 2008 restructuring activities (0.7%) and higher installation costs (0.2%) for excimer and scientific products.

Our gross profit rate decreased by 2.2% to 41.6% in fiscal 2007 from 43.8% in fiscal 2006. The decrease in the gross profit rate was primarily due to less favorable product mix (2.7%) in the microelectronics market, including lower flat panel revenue as well as lower individually addressable bar ("IAB") business in the graphic arts and display market. The gross profit rate was also affected by higher warranty and installation costs (0.6%), partially offset by improved yields (1.1%) and lower stock-based compensation expense under SFAS 123(R) (0.1%).

Our gross profit rate has been and will continue to be affected by a variety of factors including market mix, manufacturing efficiencies, excess and obsolete inventory write-downs, warranty costs, pricing by competitors or suppliers, new product introductions, production volume, customization and reconfiguration of systems, commodity prices and foreign currency fluctuations.

Commercial Lasers and Components

Our gross profit rate decreased by 1.5% to 41.8% in fiscal 2008 from 43.3% in fiscal 2007. The decrease in gross profit rate was primarily due to higher other costs due to higher inventory provisions and increased costs for freight and duty (1.9%) and the impact of fiscal 2008 restructuring activities (1.2%), partially offset by favorable product cost (0.6%) primarily due to the impact of the sale of substantially all of the assets of CIOL in the fourth quarter of fiscal 2007 and improved yields and lower warranty costs (1.0%).

Our gross profit rate remained at 43.3% for fiscal 2007 and 2006. Less favorable product mix (1.8%) including lower IAB shipments to the graphic arts and display market as well as lower margin Nuvonyx business and higher warranty costs (1.0%) were offset by improved yields (2.4%) and lower other costs (0.4%) primarily due to lower inventory provisions.

Specialty Lasers and Systems

Our gross profit rate increased by 2.2% to 42.8% in fiscal 2008 from 40.6% in fiscal 2007. The increase in the gross profit rate was primarily due to more favorable product mix (3.4%) within the microelectronics and medical markets, including a large customer order cancellation fee at high margins in the third quarter of fiscal 2008 (0.4%) coupled with improved manufacturing efficiencies and lower scrap and rework costs (0.3%), partially offset by higher other costs due to higher inventory provisions and increased costs for freight and duty (0.9%), higher installation costs (0.3%) for excimer and scientific products and higher warranty costs (0.3%).

Our gross profit rate decreased by 4.3% to 40.6% in fiscal 2007 from 44.9% in fiscal 2006. The decrease in the gross profit rate was primarily due to less favorable product mix (3.3%) in the microelectronics market, including lower flat panel revenue as well as less favorable margin in the scientific market, higher other costs primarily from increased costs for freight and higher inventory provisions (0.3%), higher scrap (0.3%) and higher installation costs for custom business (0.4%) in the scientific market.

Operating Expenses

	Fiscal					
	2008		2007		2006	
	Amount	Percentage of total net sales	Amount	Percentage of total net sales	Amount	Percentage of total net sales
			(Dollars in thousands)			
Research and development	$74,287	12.4%	$74,590	12.4%	$73,051	12.5%
In-process research and development	—	—%	2,200	0.4%	690	0.1%
Selling, general and administrative	146,376	24.5%	153,697	25.6%	132,545	22.7%
Restructuring and other charges (recoveries)	—	—%	(74)	—%	97	—%
Acquisition-related expenses	—	—%	322	—%	5,857	1.0%
Amortization of intangible assets	8,651	1.4%	8,152	1.4%	9,207	1.6%
Total operating expenses	$229,314	38.3%	$238,887	39.8%	$221,447	37.9%

Research and development

Fiscal 2008 research and development ("R&D") expenses decreased $0.3 million, or 0.4%, from fiscal 2007. The decrease was primarily due to lower spending on greening (compliance with environmental-related regulations, primarily in Europe and the People's Republic of China), semiconductor and other projects ($2.3 million) and lower expense for deferred compensation plan liabilities ($0.7 million), partially offset by the impact of foreign currency exchange rates ($2.7 million). On a segment basis, CLC project spending increased $1.9 million, including the impact of foreign currency exchange rates and higher spending due to the acquisition of Nuvonyx. SLS project spending, including the impact of foreign currency exchange rates, increased $1.1 million. Corporate and Other spending decreased $3.3 million.

Fiscal 2007 R&D expenses increased $1.5 million, or 2%, from fiscal 2006. The increase was primarily due to higher headcount related spending ($2.2 million) and higher project spending for tooling and supplies ($1.1 million), partially offset by higher net reimbursements from customers for development projects ($0.7 million), lower consulting spending for projects ($0.5 million) and $0.4 million lower stock-based compensation under SFAS 123(R). On a segment basis, CLC project spending increased $5.5 million and SLS project spending decreased $1.9 million.

In-process research and development

Fiscal 2007 in-process research and development (IPR&D) expense resulted from our acquisition of Nuvonyx in the third quarter. At the date of acquisition, we immediately charged $2.2 million to expense, representing purchased IPR&D related to two development projects that had not yet reached technological feasibility and had no alternative future use. The assigned value was determined by estimating the costs to develop the acquired in-process technology into commercially viable products, estimating the net cash flows from such project, and discounting the net cash flows back to its present value. At September 27, 2008, one project has been put on hold and the other is expected to become commercially viable in fiscal 2009 with approximately $1.8 million of estimated expenditures to complete. Fiscal 2006 IPR&D expense of $0.7 million resulted from our acquisition of Iolon in the first quarter of fiscal 2006.

Selling, general and administrative

Fiscal 2008 selling, general and administrative ("SG&A") expenses decreased $7.3 million, or 5%, from fiscal 2007. The decrease was primarily due to the fiscal 2007 $12.5 million loss on the sale of our Auburn campus, $4.1 million lower expense for deferred compensation plan liabilities, $2.7 million lower costs related to our restatement of financial statements and litigation resulting from our internal stock option investigation, $1.2 million lower spending on audit and tax services due to timing of services provided and $0.3 million lower other spending, partially offset by the impact of foreign currency exchange rates ($6.3 million), the fiscal 2007 gain of $3.6 million on the sale of our Condensa facility, $2.4 million higher stock-based compensation expense primarily due to increased charges for liabilities for stock options subject to Section 409A and higher footprint and headcount-related restructuring costs ($1.2 million). On a segment basis, CLC SG&A expenses decreased $10.7 million, including the fiscal 2007 $12.5 million loss on the sale of our Auburn campus, partially offset by the impact of foreign exchange rates and restructuring costs. SLS SG&A expenses increased $3.2 million, including the impact of foreign exchange rates, higher headcount related spending and higher sales demo costs. The increase in Corporate and other of $0.2 million includes the fiscal 2007 gain of $3.6 million on the sale of our Condensa facility, $2.5 million higher stock-related compensation expense primarily due to increased charges for liabilities for stock options subject to Section 409A, $4.1 million lower expense for deferred compensation plan liabilities and $2.7 million lower costs related to our restatement of financial statements and litigation resulting from our internal stock option investigation.

Fiscal 2007 SG&A expenses increased by $21.2 million, or 16%, from fiscal 2006. The increase was primarily due to a $12.5 million loss on the sale of our Auburn campus, costs related to our internal stock option investigation and litigation ($11.7 million), higher headcount related spending ($3.2 million), $1.7 million higher information technology spending including the write-off of previously capitalized software and facilities investments, $1.4 million higher charges for gains on deferred compensation plan liabilities, and $1.8 million higher legal and other spending, partially offset by $3.9 million lower stock-based compensation expense under SFAS 123(R), a gain of $3.6 million on the sale of our Condensa facility, a decrease of $2.5 million due to the fiscal 2006 accrual of costs for estimated liabilities to former Lambda Physik shareholders and $1.1 million lower Excel pre-merger integration costs. On a segment basis, CLC SG&A expenses increased $16.1 million, including the $12.5 million loss on the sale of our Auburn campus, SLS SG&A expenses increased $1.3 million and Corporate and other increased $3.7 million primarily due to costs related to our internal stock option investigation and litigation ($11.7 million) partially offset by $3.9 million lower stock-based compensation expense under SFAS 123(R) and a gain of $3.6 million on the sale of our Condensa facility.

Restructuring and other charges (recoveries)

In fiscal 2007 and 2006, restructuring, impairment and other charges were due to adjustments to the estimated contractual obligation for lease and other facility costs of a previously vacated building, net of estimated sublease income.

Acquisition-related expenses written off

There were no acquisitions in fiscal 2008. In fiscal 2007, we wrote off remaining costs of $0.3 million related to the Excel acquisition. In fiscal 2006, we wrote off $5.9 million of Excel acquisition related costs, primarily comprised of legal and consulting fees.

Amortization of intangible assets

Amortization of intangible assets increased $0.5 million, or 6%, from fiscal 2007 to fiscal 2008 primarily due to the amortization of intangibles related to our April 2007 Nuvonyx acquisition.

Amortization of intangible assets decreased $1.1 million, or 11%, from fiscal 2006 to fiscal 2007 primarily due to lower amortization of intangibles related to our fiscal 2005 TuiLaser acquisition, partially offset by amortization of intangibles related to our April 2007 Nuvonyx acquisition.

Other income (expense)

Other income, net, decreased $3.1 million from fiscal 2007 to fiscal 2008. The decrease was primarily due to lower interest income ($12.3 million) as a result of lower average cash, cash equivalents and short-term investments balances as well as lower rates of return, lower gains, net of expenses, on our deferred compensation plan assets ($3.9 million) and lower sublease income ($0.8 million), partially offset by lower interest expense ($10.7 million) primarily due to the payoff of our convertible subordinated notes in the fourth quarter of fiscal 2007, Japan consumption tax savings ($3.3 million) and higher foreign currency exchange gains ($0.7 million).

Other income, net, increased $6.3 million from fiscal 2006 to fiscal 2007. The increase was primarily due to higher interest income ($8.0 million) as a result of higher average cash, cash equivalents and short-term investments balances and higher returns, higher foreign exchange net gains ($2.8 million), $1.3 million higher investment gains, net of expenses, associated with our deferred compensation plans, and a $1.0 million gain on our sale of substantially all of the assets of CIOL in the fourth quarter of fiscal 2007 partially offset by higher interest expense ($6.4 million) due to the interest on the convertible subordinated notes.

Income taxes

The effective tax rate on income before income taxes for fiscal 2008 of 37.2% was higher than the statutory rate of 35.0%. This was primarily due to permanent differences related to foreign currency exchange gains on previously taxed income distributions from foreign subsidiaries and deemed dividend inclusions under the Subpart F rules, partially offset by the benefit of foreign tax credits and research and development tax credits.

The effective tax rate on income before income taxes for fiscal 2007 of 44.9% was higher than the statutory rate of 35.0%. This was primarily due to permanent differences related to deemed dividend inclusions under the Subpart F rules, an increase in valuation allowance against certain loss carryforwards and the non-deductibility of IPR&D expense related to the Nuvonyx acquisition, partially offset by the benefit of foreign tax credits and research and development tax credits.

The effective tax rate on income before income taxes for fiscal 2006 of 1.7% was lower than the statutory rate of 35.0%. This was primarily due to a net benefit of $15.4 million, which included the effects of consolidation of our entities in Japan and Germany and R&D tax credits. In the first quarter of fiscal 2006, our German subsidiary, Lambda Physik GmbH, sold its wholly owned Japanese subsidiary, Lambda Physik Co., Ltd, to Coherent Japan, Inc., and we completed the merger of these Japanese entities. As a result of the sale and merger of the Japanese entities, the income of Lambda Physik Co., Ltd and a portion of the income of Lambda Physik GmbH that were previously treated as permanently reinvested were deemed distributed to the United States and the income and associated tax credits of the entities were reported for U.S. tax purposes.

FINANCIAL CONDITION

Liquidity and capital resources

Sources and Uses of Cash

Historically, our primary source of cash has been provided through operations. Other sources of cash in the past three fiscal years include proceeds from our convertible subordinated note offering, proceeds received from the sale of stock through employee stock option and purchase plans, as well as through debt borrowings. Our historical uses of cash have primarily been for the repurchase of our common stock, capital expenditures, acquisitions of businesses and technologies and payments of principal and interest on outstanding debt obligations. Supplemental information pertaining to our historical sources and uses of cash is presented as follows and should be read in conjunction with our Consolidated Statements of Cash Flows and notes thereto (in thousands):

	Fiscal		
	2008	2007	2006
Net cash provided by operating activities	$68,362	$66,619	$78,782
Sales of shares under employee stock plans	16,509	3,783	24,260
Net proceeds from convertible subordinated notes	—	—	194,388
Repurchase of common stock	(228,214)	—	(22,250)
Capital expenditures	(22,612)	(21,693)	(17,225)
Acquisition of businesses, net of cash acquired	—	(14,228)	(5,942)
Net payments on debt borrowings	(8)	(200,209)	(11,511)

Net cash provided by operating activities increased by $1.7 million in fiscal 2008 compared to fiscal 2007 and decreased by $12.2 million in fiscal 2007 compared to fiscal 2006. The increase in cash provided by operating activities in fiscal 2008 was primarily due to higher net income and higher cash flows from other receivables and other assets, partially offset by lower cash flows from the proceeds from sales of fixed assets and other current liabilities. The decrease in cash provided by operating activities in fiscal 2007 was primarily due to lower net income and lower cash flows from accounts payable, inventories and prepaid expenses, partially offset by higher cash flows from the proceeds from sales of fixed assets, and higher cash flows from deferred taxes. We believe that cash provided by operating activities will be adequate to cover our working capital needs, debt service requirements and planned capital expenditures for at least the next 12 months to the extent such items are known or are reasonably determinable based on current business and market conditions. However, we may elect to finance certain of our capital expenditure requirements through borrowings under our bank credit facilities or other sources of capital. We continue to follow our strategy to further strengthen our financial position by using available cash flow to fund operations.

We intend to continue pursuing acquisition opportunities at valuations we believe are reasonable based upon market conditions. However, we cannot accurately predict the timing, size and success of our acquisition efforts or our associated potential capital commitments. Furthermore, we cannot assure you that we will be able to acquire businesses on terms acceptable to us. We expect to fund future acquisitions primarily through unrestricted cash balances and cash flows from operations. If required, we will look for additional borrowings or consider the issuance of securities. The extent to which we will be willing or able to use our common stock to make acquisitions will depend on its market value from time to time and the willingness of potential sellers to accept it as full or partial payment.

Additional sources of cash available to us were multi-currency and domestic lines of credit and bank credit facilities totaling $58.0 million as of September 27, 2008, of which $56.3 million was unused and available. These credit facilities were used in Europe and Japan during fiscal 2008 as guarantees. Our domestic line of credit includes a $40 million unsecured revolving credit account with Union Bank of California, which expires on March 31, 2010 and is subject to covenants related to financial ratios and tangible net worth. No amounts have been drawn upon our domestic line of credit and $1.7 million has been used of the multi-currency lines as of September 27, 2008.

Our ratio of current assets to current liabilities was 4.5:1 at September 27, 2008, compared to 5.2:1 at September 29, 2007. The decrease in our ratio is primarily due to the decrease in cash, cash equivalents and short-term investments due to the repurchase of common stock. Our cash position, short-term investments, working capital and debt obligations are as follows (in thousands):

	Fiscal	
	2008	2007
Cash and cash equivalents	$213,826	$315,927
Short-term investments	4,268	45,896
Restricted cash, current	2,645	2,460
Working capital	396,456	536,833
Total debt obligations	24	30

Current Restricted Cash

As part of our tender offer to purchase the remaining outstanding shares of Lambda Physik, we were required by local regulations to have funds available for the offer in an account located in Germany. As of September 27, 2008 and September 29, 2007, we had $2.6 million and $2.5 million, respectively, restricted for remaining close out costs associated with our purchase of the remaining outstanding shares of Lambda Physik, which are included in current restricted cash on our consolidated balance sheets.

Debt Obligations

On March 10, 2006 we issued $200.0 million of 2.75% convertible subordinated notes due March 2011. The notes were unsecured and subordinate to all existing and future senior debt. The maturity date for the notes was March 1, 2011, unless earlier redeemed or converted. Interest on the notes was payable in cash semi-annually in arrears on March 1 and September 1 of each year.

On December 15, 2006, we received a letter from U.S. Bank National Association (the "trustee") for the holders of the outstanding principal amount of the notes stating that we had violated certain provisions in the Indenture dated March 13, 2006 (the "Indenture") as a result of our failure to file our annual report for fiscal 2006 with the SEC. The Indenture provided that such a default could be cured by making that filing with the SEC within 60 days after the receipt by us of the notice of default. The Indenture also provided that such a default, if not cured by that date, would give certain holders and the trustee the right to accelerate the maturity of the notes. We did not cure the default within 60 days after the receipt by us of the notice of default. On August 17, 2007, as amended by an addendum delivered on August 20, 2007, we received a letter from the trustee under the Indenture declaring the principal amount and accrued and unpaid interest, plus additional interest under the notes, to be immediately due and payable pursuant to the Indenture due to our failure to file reports required to be filed with the SEC and delivered to the trustee under the Indenture. The aggregate amount due and payable under the notes including interest was $202,984,067, which we paid on August 21, 2007.

Contractual Obligations and Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements as defined by Regulation S-K of the Securities Act of 1933. The following summarizes our contractual obligations at September 27, 2008 and the effect such obligations are expected to have on our liquidity and cash flow in future periods (in thousands):

	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
Long-term debt payments	$24	$9	$15	$—	$—
Operating lease payments	32,581	8,388	11,149	6,620	6,424
Obligations under SFAS 143	1,464	412	872	110	70
Purchase commitments with suppliers	15,516	15,299	—	—	217
Purchase obligations	8,189	5,521	2,668	—	—
Total	$57,774	$29,629	$14,704	$6,730	$6,711

Because of the uncertainty as to the timing of such payments, we have excluded cash payments related to our contractual obligations for our deferred compensation plans aggregating $28.5 million at September 27, 2008.

During the first quarter of fiscal 2008, we adopted the provisions of FIN 48. We had historically classified interest and penalties and unrecognized tax benefits as current liabilities, but beginning with the adoption of FIN 48 we have reclassified gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as non-current liabilities within the condensed consolidated balance sheets. As of September 27, 2008, we recorded gross unrecognized tax benefits of $51.7 million and gross interest and penalties of $6.5 million, both of which are classified as non-current liabilities in the condensed consolidated balance sheet. A portion of the increase in the Company's unrecognized tax benefit during the fiscal 2008 related to losses reported on the filing of its tax return. At this time, we are unable to make a reasonably reliable estimate of the timing of payments in individual years due to uncertainties in the timing of tax audit outcomes.

Changes in financial condition

Cash provided by operating activities in fiscal 2008 was $68.4 million, which included depreciation and amortization of $32.0 million, net income of $23.4 million, stock-based compensation expense of $8.8 million, non-cash restructuring expense of $3.1 million, cash provided by operating assets and liabilities of $2.2 million and other items aggregating $0.5 million, partially offset by increases in net deferred tax assets of $1.6 million.

Cash provided by investing activities in fiscal 2008 of $38.2 million included $41.5 million, net, proceeds from available-for-sale securities, $12.9 million proceeds from dispositions of property and equipment and $6.5 million proceeds from the sale of substantially all of the assets of CIOL, partially offset by $22.6 million used to acquire property and equipment, invest in information technology and improve buildings and a decrease in restricted cash of $0.1 million.

Cash used by financing activities in fiscal 2008 of $211.8 million included $228.2 million used to repurchase our common stock and a decrease in cash overdraft of $0.9 million, partially offset by $16.5 million generated from our employee stock option and stock purchase plans and $0.8 million increase in excess tax benefit from stock-based payment arrangements.

Changes in exchange rates in fiscal 2008 provided $3.2 million, primarily due to the strengthening of the Euro and the Japanese Yen in relation to the U.S. Dollar.

RECENT ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No.109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In addition, in May 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48,"("FSP FIN 48-1") to amend FIN 48 by providing that previously unrecognized tax benefits can be recognized when the tax positions are effectively settled upon examination by a taxing authority. According to FSP FIN 48-1, an enterprise's tax position will be considered effectively settled if the taxing authority has completed its examination, the enterprise does not plan to appeal, and the possibility is remote that the taxing authority would reexamine the tax position in the future. We adopted FIN 48 and FSP FIN 48-1 for our fiscal year beginning September 30, 2007. The cumulative effect of applying the provisions of FIN 48 and FSP FIN 48-1 was a decrease of approximately $1.4 million in retained earnings at the beginning of fiscal 2008. See Note 15, "Income Taxes" in the notes to the Consolidated Financial Statements, for additional information, including the effects of adoption on the Company's Consolidated Financial Statements.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force ("EITF") Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3") which requires a policy be adopted to present externally imposed taxes on revenue producing transactions on either a gross or net basis. Coherent's policy is to present such taxes on a gross basis. Gross or net presentation may be elected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of this issue would include taxes that are imposed on a revenue transaction between a seller and a customer. We adopted EITF 06-3 for our fiscal year beginning September 30, 2007. The adoption of EITF 06-3 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB ratified the EITF's Consensus for Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"), which defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 will become effective beginning with our first fiscal quarter of 2009. We do not expect the adoption of EITF 07-01 to have a material impact on our consolidated financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for us for interim periods within our fiscal year beginning September 28, 2008. We do not expect that the adoption in fiscal 2009 of SFAS 157 for financial assets and financial liabilities will have a significant impact on our consolidated financial position and results of operations. In February 2008, the FASB issued FASB

Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* which delayed the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. We have not yet determined the impact that the implementation of SFAS 157 will have on our non-financial assets and liabilities; however we do not anticipate it to significantly impact our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards, which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure certain financial assets and financial liabilities, on an instrument-by-instrument basis. If the fair value option is elected, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for us for our fiscal year beginning September 28, 2008. We do not expect the adoption of SFAS 159 to have an effect on our consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition related costs be recognized separately from the acquisition. SFAS 141(R) is effective for us for acquisitions after the beginning of our fiscal year 2010.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133"* ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires us to provide enhanced disclosures about (a) how and why we use derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations, and (c) how derivative instruments and related hedged items affect our financial position, financial performance, and cash flows. SFAS 161 is effective for our interim period beginning December 28, 2008. We are currently assessing the impact that the adoption of SFAS 161 will have on the disclosures to our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. SFAS 142-3, "*Determination of the Useful Life of Intangible Assets*" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). The intent of FSP SFAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. We will evaluate the potential impact of FSP SFAS 142-3 on acquisitions on a prospective basis.

In May 2008, the FASB issued SFAS No. 162 "*The Hierarchy of Generally Accepted Accounting Principles*" ("SFAS 162"). This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement will be effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendment to AU Section 411, "*The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.*" We are currently evaluating the potential impact, if any, of the adoption of SFAS 162 on our consolidated financial position, results of operations and cash flows.

APPLICATION OF CRITICAL ACCOUNTING POLICIES

Our discussion and analysis of financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America and pursuant to the rules and regulations of the SEC. The preparation of these financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. We have identified the following as the items that require the most significant judgment and often involve complex estimation: revenue recognition, accounting for long-lived assets (including goodwill and intangible assets), inventory valuation, warranty reserves, stock-based compensation and accounting for income taxes.

Revenue Recognition

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, the product has been delivered or the service has been rendered, the price is fixed or determinable and collection is probable. Revenue from product sales is recorded when all of the foregoing conditions are met and risk of loss and title passes to the customer. Our products typically include a warranty and the estimated cost of product warranty claims (based on historical experience) is recorded at the time the sale is recognized. Sales to customers are generally not subject to any price protection or return rights.

The vast majority of our sales are made to original equipment manufacturers (OEMs), distributors, resellers and end-users in the non-scientific market. Sales made to these customers do not require installation of the products by us and are not subject to other post-delivery obligations, except in occasional instances where we have agreed to perform installation or provide training. In those instances, we defer revenue related to installation services or training until these services have been rendered. We allocate revenue from multiple element arrangements to the various elements based upon relative fair values.

Should changes in conditions cause management to determine these criteria are not met for certain future transactions, revenue recognized for any reporting period could be adversely affected. Failure to obtain anticipated orders due to delays or cancellations of orders could have a material adverse effect on our revenue. In addition, pressures from customers to reduce our prices or to modify our existing sales terms may have a material adverse effect on our revenue in future periods.

Our sales to distributors, resellers and end-user customers typically do not have customer acceptance provisions and only certain of our sales to OEM customers have customer acceptance provisions. Customer acceptance is generally limited to performance under our published product specifications. For the few product sales that have customer acceptance provisions because of higher than published specifications, (1) the products are tested and accepted by the customer at our site or by the customer's acceptance of the results of our testing program prior to shipment to the customer, or (2) the revenue is deferred until customer acceptance occurs.

Sales to end-users in the scientific market typically require installation and, thus, involve post-delivery obligations; however our post-delivery installation obligations are not essential to the functionality of our products. We defer revenue related to installation services until completion of these services.

For most products, training is not provided; therefore, no post-delivery training obligation exists. However, when training is provided to our customers, it is typically priced separately and recognized as revenue after these services have been provided.

Long-Lived Assets and Goodwill

We evaluate long-lived assets and amortizable intangible assets whenever events or changes in business circumstances or our planned use of assets indicate that their carrying amounts may not be fully recoverable or that their useful lives are no longer appropriate. Reviews are performed to determine whether the carrying values of the assets are impaired based on comparison to the undiscounted expected future cash flows identifiable to such long-lived and amortizable intangible assets. If the comparison indicates that impairment exists, the impaired asset is written down to its fair value.

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired (see Note 6 in the Notes to Consolidated Financial Statements.) Under SFAS 142, goodwill is tested for impairment first by comparing each reporting unit's fair value determined using a discounted cash flow methodology to its respective carrying value. If such comparison indicates a potential impairment, then the impairment is determined as the difference between the recorded value of goodwill and its fair value. Absent any impairment indicators, we perform our annual impairment tests at the beginning of the fourth quarter of each fiscal year using the balance sheet as of the end of the third fiscal quarter.

Significant management judgment is required in the forecast of future operating results that are used in the preparation of expected discounted and undiscounted cash flows.

At September 27, 2008, we had $114.4 million of goodwill and purchased intangible assets on our consolidated balance sheet. At September 27, 2008, we had $101.0 million of property and equipment on our consolidated balance sheet. We performed our annual impairment testing as of the end of the third quarter of fiscal 2008 and noted no impairment. As no impairment indicators were present during the fourth quarter of fiscal 2008, we believe these values remain recoverable.

It is reasonably possible that the estimates of anticipated future net revenue, the remaining estimated economic life of the products and technologies, or both, could differ from those used to assess the recoverability of these assets. In addition, if the price of our common stock were to significantly decrease, thus indicating that the underlying fair value of our reporting units or other long-lived assets may have decreased, we may be required to assess the recoverability of such assets in the period such circumstances are identified. In that event, impairment charges or shortened useful lives of certain long-lived assets may be required.

Inventory Valuation

We record our inventory at the lower of cost (computed on a first-in, first-out basis) or market. We write-down our inventory to its estimated market value based on assumptions about future demand and market conditions. Inventory write-downs are generally recorded within guidelines set by management when the inventory for a device exceeds 12 months of its demand and when individual parts have been in inventory for greater than 12 months. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required which could materially affect our future results of operations. Due to rapidly changing forecasts and orders, additional write-downs for excess or obsolete inventory, while not currently expected, could be required in the future. In the event that alternative future uses of fully written down inventories are identified, we may experience better than normal profit margins when such inventory is sold. Differences between actual results and previous estimates of excess and obsolete inventory could materially affect our future results of operations. We write-down our demo inventory by amortizing the cost of demo inventory over a twenty month period starting from the fourth month after such inventory is placed in service.

Warranty Reserves

We provide warranties on certain of our product sales and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires us to make estimates of product return rates and expected costs to repair or replace the products under warranty. We currently establish warranty reserves based on historical warranty costs for each product line. The weighted average warranty period covered is nearly 15 months. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to cost of sales may be required in future periods.

Stock-Based Compensation

We account for share-based compensation using the fair value recognition provisions of SFAS 123(R), "Share-Based Payment." We estimate the fair value of stock options granted using the Black-Scholes Merton model. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. We amortize the fair value of stock options on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. We value restricted stock units using the intrinsic value method. We amortize the value of restricted stock units on a straight-line basis over the restriction period.

SFAS 123(R) requires the use of option pricing models that were not developed for use in valuing employee stock options. The Black-Scholes option- pricing model was developed for use in estimating the fair value of short-lived exchange traded options that have no vesting restrictions and are fully transferable. In addition, option-pricing models require the input of highly subjective assumptions, including the options expected life, the expected price volatility of the underlying stock and an estimate of expected forfeitures. Our computation of expected volatility considers historical volatility and market- based implied volatility. Our estimate of expected forfeitures is based on historical employee data and could differ from actual forfeitures.

See Note 12 in the notes to the Consolidated Financial Statements for a description of our share-based employee compensation plans and the assumptions we use to calculate the fair value of share-based employee compensation.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax provision (benefit) in each of the jurisdictions in which we operate. This process involves us estimating our current income tax provision (benefit) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We record a valuation allowance to reduce our deferred tax assets to an amount that more likely than not will be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the allowance for the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the valuation allowance for the deferred tax asset would be charged to income in the period such determination was made.

Effective September 30, 2007, we adopted the provisions of FIN 48, which creates a single model to address accounting for uncertainty in tax positions by prescribing a minimum recognition threshold that a tax position is required to meet before being recognized in the financial statements. FIN 48 establishes a two-step approach for evaluating tax positions. The first step, recognition, occurs when a company concludes (based solely on the technical aspects of the matter) that a tax position is more likely than not to be sustained upon examination by a taxing authority. The second step, measurement, is only considered after step one has been satisfied and measures any tax benefit at the largest amount that is deemed more likely than not to be realized upon ultimate settlement of the uncertainty. These determinations involve significant judgment by management. Tax positions that fail to qualify for initial recognition are recognized in the first subsequent interim period that they meet the more likely than not standard or when they are resolved through negotiation or litigation with factual interpretation, judgment and certainty. Tax laws and regulations themselves are complex and are subject to change as a result of changes in fiscal policy, changes in legislation, evolution of regulations and court filings. Therefore, the actual liability for U.S. or foreign taxes may be materially different from our estimates, which could result in the need to record additional tax liabilities or potentially to reverse previously recorded tax liabilities.

During fiscal 2008, we decreased our valuation allowance on deferred tax assets to $1.7 million, primarily due to the expiration of federal and state capital loss carryforwards. In addition, the valuation allowance with respect to the loss from the disposal of our Auburn facility in California was also reduced with a corresponding increase in uncertain tax positions. During fiscal 2007, we increased our valuation allowance on deferred tax assets to $24.1 million, primarily due to the carryforward of additional losses from the disposal of our Auburn facility in California. During fiscal 2006, our valuation allowance on deferred tax assets remained at $21.2 million. In making the determination to record the valuation allowance, management considered the likelihood of future taxable income and feasible and prudent tax planning strategies to realize deferred tax assets. In the future, if we determine that we expect to realize more or less of the deferred tax assets, an adjustment to the valuation allowance will affect income in the period such determination is made.

Federal income taxes have not been provided for on a portion of the unremitted earnings of foreign subsidiaries because such earnings are intended to be permanently reinvested. The total amount of unremitted earnings of foreign subsidiaries for which we have not yet recorded federal income taxes was approximately $86.0 million at fiscal 2008 year-end. In addition to federal income taxes (which are not practicably determinable), withholding taxes of approximately $3.8 million would be payable upon repatriation of such earnings which would result in additional foreign tax credits.

The "Emergency Economic Stabilization Act of 2008," which contains the "Tax Extenders and Alternative Minimum Tax Relief Act of 2008", was enacted on October 3, 2008. Under the Act, the federal R&D credit was retroactively extended for amounts paid or incurred after December 31, 2007 and before January 1, 2010. The effects of the change in the tax law will be recognized in our first quarter of FY 2009, which is the quarter in which the law was enacted. In addition to the federal legislation, California Assembly Bill 1452 was enacted on September 30, 2008. This legislation limits the California R&D credit to 50% of the California tax liability for tax years beginning on or after January 1, 2008 and before January 1, 2010. The Company is currently in the process of analyzing the impact of both of these new laws.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Market risk disclosures

We are exposed to market risk related to changes in interest rates and foreign currency exchange rates. We do not use derivative financial instruments for speculative or trading purposes.

Interest rate sensitivity

A portion of our investment portfolio is composed of fixed income securities. These securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at fiscal 2008 year-end, the fair value of the portfolio, based on quoted market prices, would decline by an immaterial amount. We have the ability to generally hold our fixed income investments until maturity and therefore we would not expect our operating results or cash flows to be affected to any significant degree by the effect of a sudden change in market interest rates on our securities portfolio. If necessary, we may sell short-term investments prior to maturity to meet our liquidity needs.

At fiscal 2008 year-end, the fair value of our available-for-sale debt securities was $3.4 million, all of which was classified as short-term investments. Gross unrealized gains and losses on available-for-sale debt securities were $12,000 and ($6,000), respectively, at fiscal 2008 year-end. At fiscal 2007 year-end, the fair value of our available-for-sale debt securities was $45.9 million, all of which was classified as short-term investments. Gross unrealized gains and losses on available-for-sale debt securities were $139,000 and ($19,000), respectively, at fiscal 2007 year-end.

Foreign currency exchange risk

We maintain operations in various countries outside of the United States and foreign subsidiaries that manufacture and sell our products in various global markets. The majority of our sales are transacted in U.S. dollars. However, we do generate revenues in other currencies, primarily the Euro and the Japanese Yen. As a result, our earnings and cash flows are exposed to fluctuations in foreign currency exchange rates. We attempt to limit these exposures through financial market instruments. We utilize derivative instruments, primarily forward contracts with maturities of three months or less, to manage our exposure associated with anticipated cash flows and net asset and liability positions denominated in foreign currencies. Gains and losses on the forward contracts are mitigated by gains and losses on the underlying instruments. We do not use derivative financial instruments for trading purposes.

We do not anticipate any material adverse effect on our consolidated financial position, results of operations or cash flows resulting from the use of these instruments. There can be no assurance that these strategies will be effective or that transaction losses can be minimized or forecasted accurately.

A hypothetical 10% change in foreign currency rates would not have a material impact on our results of operations or financial position.

The following table provides information about our foreign exchange forward contracts at September 27, 2008. The table presents the weighted average contractual foreign currency exchange rates, the value of the contracts in U.S. dollars at the contract exchange rate as of the contract maturity date and fair value. The U.S. notional fair value represents the contracted amount valued at September 27, 2008 rates.

Forward contracts to sell (buy) foreign currencies for U.S. dollars (in thousands, except contract rates):

	Average Contract Rate	U.S. Notional Contract Value	U.S. Notional Fair Value
Fair Value Hedges:			
Euro	1.4262	$(11,918)	$(12,593)
British Pound Sterling	1.7574	$1,230	$1,288
Canadian Dollar	0.9358	$627	$692
Japanese Yen	107.4863	$(5,350)	$(5,471)
Korean Won	1,099.9927	$2,359	$2,243

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

See Item 15 (a) for an index to the Consolidated Financial Statements and Supplementary Financial Information, which are attached hereto and incorporated by reference herein. The financial statements and notes thereto can be found beginning on page 66 of this annual report.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable.

ITEM 9A. CONTROLS AND PROCEDURES

Management's Evaluation of Disclosure Controls and Procedures

We have evaluated the effectiveness of the design and operation of our disclosure controls and procedures; as such term is defined in Rule 13a-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this Annual Report ("Evaluation Date"). The controls evaluation was done under the supervision and with the participation of management, including our Chief Executive Officer and Chief Financial Officer. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective in providing reasonable assurance that information required to be disclosed by us in reports that we file or submit under the Securities Exchange Act of 1934, as amended, is (i) recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

Management's Report on Internal Control Over Financial Reporting

Management, including our Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the Company.

Management assessed the effectiveness of our internal control over financial reporting as of September 27, 2008, utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") in Internal Control-Integrated Framework. Based on the assessment by management, we determined that our internal control over financial reporting was effective as of September 27, 2008. The effectiveness of our internal control over financial reporting as of

September 27, 2008 has been audited by Deloitte & Touche LLP, our independent registered public accounting firm, as stated in their report which appears below.

Inherent Limitations Over Internal Controls

Our internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the Company's assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that the Company's receipts and expenditures are being made only in accordance with authorizations of the Company's management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including our CEO and CFO, does not expect that the Company's internal controls will prevent or detect all errors and all fraud. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, no evaluation of internal controls can provide absolute assurance that all control issues and instances of fraud, if any, have been detected. Also, any evaluation of the effectiveness of controls in future periods are subject to the risk that those internal controls may become inadequate because of changes in business conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Control Over Financial Reporting

There were no changes in our internal control over financial reporting that occurred during the quarter ended September 27, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Coherent, Inc.:

We have audited the internal control over financial reporting of Coherent, Inc. and its subsidiaries (collectively, the "Company") as of September 27, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of September 27, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended September 27, 2008, of the Company and our report dated November 25, 2008, expressed an unqualified opinion on those consolidated financial statements and includes an explanatory paragraph relating to the adoption of an accounting principle.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
November 25, 2008

ITEM 9B. OTHER INFORMATION

Not applicable.

PART III

ITEM 10. DIRECTORS AND EXECUTIVE OFFICERS OF THE REGISTRANT AND CORPORATE GOVERNANCE

Directors

The names of the directors of Coherent, Inc. (the "Company") and certain information about them are set forth below.

Name	Age	Director Since	Principal Occupation
John R. Ambroseo, PhD	47	2002	President and Chief Executive Officer
John H. Hart (1)(3)	63	2000	Retired Sr. Vice President and Chief Technical Officer of 3Com Corp.
Susan M. James (2)(3)	62	2008	Consultant to Ernst & Young
Clifford Press (3)	55	2008	Managing Member of Oliver Press Partners, LLC
Garry W. Rogerson, PhD (1)(2)(3)(4)	56	2004	Chairman of the Board of Coherent; President and Chief Executive Officer of Varian, Inc.
Lawrence Tomlinson (2)(4)	68	2003	Retired Senior Vice President and Treasurer of Hewlett-Packard Co.
Sandeep Vij (1)(3)(4)(5)	43	2004	Vice President of Strategic Markets & Business Development of Cavium Networks, Inc.

(1) Member of the Compensation and H.R. Committee.

(2) Member of the Audit Committee.

(3) Member of the Governance and Nominating Committee.

(4) Member of the Special Committee.

(5) Member of the Special Litigation Committee.

Except as set forth below, each of our directors has been engaged in his or her principal occupation set forth above during the past five years. There is no family relationship between any of our directors or executive officers. The Board of Directors has determined that, with the exception of Dr. Ambroseo, all of its current members are "independent directors" as that term is defined in the marketplace rules of the Nasdaq Stock Market.

John R. Ambroseo. Dr. Ambroseo has served as our President and Chief Executive Officer as well as a member of the Board of Directors since October 2002. Dr. Ambroseo served as our Chief Operating Officer from June 2001 through September 2002. Dr. Ambroseo served as our Executive Vice President and as President and General Manager of the Coherent Photonics Group from September 2000 to June 2001. From September 1997 to September 2000, Dr. Ambroseo served as our Executive Vice President and as President and General Manager of the Coherent Laser Group. From March 1997 to September 1997, Dr. Ambroseo served as our Scientific Business Unit Manager. From August 1988, when Dr. Ambroseo joined us, until March 1997, he served as a Sales Engineer, Product Marketing Manager, National Sales Manager and Director of European Operations. Dr. Ambroseo received a Bachelor degree from SUNY-College at Purchase and a PhD in Chemistry from the University of Pennsylvania.

John H. Hart. Mr. Hart was a Fellow at 3Com Corporation, a global provider of enterprise and small-business networking solutions, from September 2000 until September 2001. In September of 2000, Mr. Hart retired as Senior Vice President and Chief Technical Officer of 3Com Corporation, a position he had held since August 1996. From the time Mr. Hart joined 3Com in September 1990 until July 1996, he was Vice President and Chief Technical Officer. Prior to joining 3Com, Mr. Hart worked for Vitalink Communications Corporation for seven years, where his most recent position was Vice President of Network Products. Mr. Hart serves on the boards of directors of Plantronics, Inc, a headset communications company and PLX Technologies, Inc., an I/O interconnect developer.

Susan M. James. Ms. James originally joined Ernst & Young, a global leader in professional services, in 1975, becoming a partner in 1987 and since June 2006, has been a consultant to Ernst & Young. During her tenure with Ernst & Young, she has been the lead partner or partner-in-charge for the audit work for a significant number of technology companies, including Intel Corporation, Sun Microsystems, Amazon.com, Autodesk and the Hewlett-Packard Corporation, and for the Ernst & Young North America Global Account Network. She also served on the Ernst & Young Americas Executive Board of Directors from January 2002 through June 2006. She is a certified public accountant and a member of the American Institute of Certified Public Accountants. Ms. James also serves on the Board of Directors of the Tri-Valley Animal Rescue, a non-profit that is dedicated to providing homes for homeless pets.

Clifford Press. Mr. Press has been a managing member of Oliver Press Partners, LLC, an investment advisory firm, since March 2005. Prior to 1986 he was employed as an investment banker at Morgan Stanley & Co., Incorporated. From 1986 to March 2003, Mr. Press was a General Partner of Hyde Park Holdings, Inc., a private equity investment firm ("HPH"). High Voltage Engineering Corporation, an industrial holding concern and a portfolio company of HPH, of which Mr. Press had been an officer and a director from 1989 to August 2004, filed petitions under Chapter 11 of the United States Bankruptcy Code in March 2004 and February 2005. Since 2001, he has been a director of GM Network Ltd., a private holding company providing Internet- based digital currency services. Mr. Press received his MA degree from Oxford University and an MBA degree from Harvard Business School.

Garry W. Rogerson. Dr. Rogerson has served as our Chairman of the Board since June 2007. Dr. Rogerson has been President and Chief Executive Officer of Varian, Inc., a major supplier of scientific instruments and consumable laboratory supplies, vacuum products and services, since 2002 and 2004, respectively. Dr. Rogerson served as Varian's Chief Operating Officer from 2002 to 2004, as Senior Vice President, Scientific Instruments from 2001 to 2002, and as Vice President, Analytical Instruments from 1999 to 2001. Dr. Rogerson also serves on the board of directors of Varian.

Lawrence Tomlinson. Mr. Tomlinson retired from Hewlett-Packard Co., a global technology company, in June 2003. Prior to retiring from Hewlett- Packard Co., from 1993 to June 2003 Mr. Tomlinson served as its Treasurer, from 1996 to 2002 he was also a Vice President of Hewlett-Packard Co. and from 2002 to June 2003 was also a Senior Vice President of Hewlett- Packard Co. Mr. Tomlinson is a member of the board of directors of Salesforce.com, Inc., a customer relationship management service provider.

Sandeep Vij. Mr. Vij has held the position of Vice President of Strategic Markets and Business Development of Cavium Networks, Inc., a leading provider of highly integrated semiconductor products since May 2008. Prior to that he held the position of Vice President of Worldwide Marketing, Services and Support for Xilinx Inc., a digital programmable logic device provider, from 2007 to April 2008. From 2001 to 2006, he held the position of Vice President of Worldwide Marketing at Xilinx. From 1997 to 2001, he served as Vice President and General Manager of the General Products Division at Xilinx. Mr. Vij joined Xilinx in 1996 as Director of FPGA Marketing.

On January 5, 2009, the Company entered into an amendment to its agreement with Oliver Press Partners, LLP and certain of its affiliates ("OPP"). The agreement provides that the Board of Directors of the registrant will include Mr. Press in the slate of directors for election at the annual meeting of the stockholders to be held in 2009 and that the signatories to the agreement will not seek to call a special meeting or other actions relating to the election of directors for one year. In addition, Mr. Press agreed to submit his resignation as a director if OPP ceases to hold at least 50% of the common stock of the Company that OPP and its affiliates currently hold as a group. The settlement agreement includes certain standstill restrictions that commenced upon the execution of the settlement agreement and will expire on the first anniversary of our 2009 annual meeting if Mr. Press is elected to our board of directors at the 2009 annual meeting, or at the final adjournment of the 2009 annual meeting of stockholders if Mr. Press is not elected at our 2009 annual meeting. Under the terms of the standstill restrictions, neither OPP nor any of its affiliates may, among other things, (i) submit or encourage any other person or group to nominate directors for election to the registrant's board of directors, (ii) submit any stockholder proposals, (iii) call an annual or special meeting of stockholders, (iv) solicit proxies from stockholders of the registrant, (v) change the composition of the board of directors. The standstill restrictions contain certain exceptions that, among other things, permit OPP to seek to change the composition of our Board of Directors at the 2010 annual meeting by submitting nominees for election and to solicit proxies in favor of such nominees for the 2010 annual meeting. In addition, during the effective period of the standstill restrictions described above, OPP has agreed that it will cause any shares of our common stock that it owns to be voted in accordance with the recommendation of our Board of Directors if Mr. Press has approved and joined in any such recommendation.

Executive Officers

The name, age, position and a brief account of the business experience of our chief executive officer and each of our other executive officers as of January 5, 2008 are set forth below:

Name	Age	Office Held
John R. Ambroseo, PhD	47	President and Chief Executive Officer
Helene Simonet	56	Executive Vice President and Chief Financial Officer
Luis Spinelli	61	Executive Vice President and Chief Technology Officer
Bret M. DiMarco	40	Executive Vice President, General Counsel and Corporate Secretary

Please see "Directors" above for Dr. Ambroseo's biographical information.

Helene Simonet. Ms. Simonet has served as our Executive Vice President and Chief Financial Officer since April 2002. Ms. Simonet served as Vice President of Finance of our former Medical Group and Vice President of Finance, Photonics Division from December 1999 to April 2002. Prior to joining Coherent, she spent over twenty years in senior finance positions at Raychem Corporation's Division and Corporate organizations, including Vice President of Finance of the Raynet Corporation. Ms. Simonet has both Master's and Bachelor degrees from the University of Leuven, Belgium.

Luis Spinelli. Mr. Spinelli has served as our Executive Vice President and Chief Technology Officer since February 2004. Mr. Spinelli joined the Company in May 1985 and has since held various engineering and managerial positions, including Vice President, Advanced Research from April 2000 to September 2002 and Vice President, Corporate Research from September 2002 to February 2004. Mr. Spinelli has led the Advanced Research Unit from its inception in 1998, whose charter is to identify and evaluate new and emerging technologies of interest for us across a range of disciplines in the laser field. Mr. Spinelli holds a degree in Electrical Engineering from the University of Buenos Aires, Argentina with post-graduate work at the Massachusetts Institute of Technology.

Bret M. DiMarco. Mr. DiMarco has served as our Executive Vice President and General Counsel since June 2006 and our Corporate Secretary since February 2007. From February 2003 until May 2006, Mr. DiMarco was a member and from October 1995 until January 2003 was an associate at Wilson Sonsini Goodrich & Rosati, P.C., a law firm. Mr. DiMarco received a Bachelor degree from the University of California at Irvine and a Juris Doctorate degree from the Law Center at the University of Southern California. He is also an adjunct professor of law at the University of California Hastings College of the Law, teaching corporate law and mergers & acquisitions.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 (the "Exchange Act") requires our officers and directors, and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC. Such officers, directors and ten-percent stockholders are also required by SEC rules to furnish us with copies of all forms that they file pursuant to Section 16(a). Based solely on our review of the copies of such forms received by us, and on written representations from certain reporting persons that no other reports were required for such persons, we believe that, during fiscal 2008, our officers, directors and greater than ten percent stockholders complied with all applicable Section 16(a) filing requirements, except that Oliver Press Partners LLC filed its Form 3 in August 2008 and it was originally due in March 2008.

Business Conduct Policy

We have adopted a worldwide Business Conduct Policy that applies to the members of our Board of Directors, executive officers and other employees. This policy is posted on our Website at www.coherent.com and may be found as follows:

1. From our main Web page, first click on "Company" and then on "corporate governance."

2. Next, click on "Business Conduct Policy."

We intend to satisfy the disclosure requirement under Item 5.05 of Form 8-K regarding an amendment to, or waiver from, a provision of this Business Conduct Policy by posting such information on our Website, at the address and location specified above.

Stockholders may request free printed copies of our worldwide Business Conduct Policy from:

Coherent, Inc.
Attention: Investor Relations
5100 Patrick Henry Drive
Santa Clara, California 95054

Audit Committee Information

The Board has determined that directors James, Tomlinson and Rogerson are "audit committee financial experts" as that term is defined in Item 401(h) of Regulation S-K of the Securities Act of 1933, as amended. All of the members of the Audit Committee are "independent" as defined under rules promulgated by the SEC and qualify as independent directors under the marketplace rules of the Nasdaq Stock Market.

ITEM 11. EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Our Executive Compensation Philosophy

Our executive compensation programs are designed to provide strong alignment between executive pay and performance and to focus executives on making policies and decisions that enhance Coherent's stockholder value over time. As we explain further below, the Compensation and H.R. Committee is highly focused on having a significant portion of our executive officers' compensation tied to achieving certain performance goals. Accordingly, our objectives are to:

- Ensure that the executive team has clear goals and accountability with respect to our financial performance;
- Attract, motivate and retain talented executives who are responsible for the success of our company by maintaining a total compensation program that is competitive with the prevailing practices in our industry;
- Provide market levels of pay for meeting target performance expectations, with above market pay for performance above target and below market pay for performance below target;
- Be mindful in our design of an executive compensation structure of both our historical practices, as well as the evolving practices in our industry as well as the broader high technology industry;
- Promote our culture of integrity by properly rewarding appropriate risk taking, while not promoting excessive risk taking;
- Benchmark pay practices including and beyond the photonics industry to recognize that we face competitors ranging from smaller to larger enterprises in the broader high technology market; and
- Prudently utilize discretion to make awards that differ from the defined pay structure, as warranted, to recognize exceptional circumstances and performance.

Throughout this Proxy Statement, our chief executive officer and chief financial officer during fiscal 2008, as well as the other individuals who are included in the Fiscal 2008 Summary Compensation Table, are referred to as our "Named Executive Officers."

Compensation and H.R. Committee Operations and Decision Making

The committee held ten (10) meetings in fiscal 2008. Typically, the committee has considered Named Executive Officer base salary and other compensation during March or April of each fiscal year, but beginning in fiscal 2009, will be reviewing such compensation during the first fiscal quarter.

Role and Authority of Our Compensation and H.R. Committee

During fiscal 2008, the Compensation and H.R. Committee of the Board of Directors consisted of Messrs. Hart (Chair) and Vij and Dr. Rogerson. Each of these individuals qualifies as (i) an "independent director" under the requirements of The NASDAQ Stock Market, (ii) a "non-employee director" under Rule 16b-3 of the Securities Exchange Act of 1934 (the "1934 Act"), (iii) an "outside director" under Section 162(m) of the Code and (iv) an "independent outside director" as that term is defined by RiskMetrics Group, formerly Institutional Shareholder Services.

The Compensation and H.R. Committee is responsible for ensuring that our executive compensation programs are effectively designed, implemented and administered. In particular, the committee reviews the corporate goals and objectives and approves the compensation for our Named Executive Officers. The compensation includes base salary and incentive non-equity and equity compensation as well as executive benefits and perquisites. The committee has sole authority delegated to it by the Board to make equity grants to our Named Executive Officers.

Our Compensation and H.R. Committee has adopted a charter, a copy of which may be found on our website at "www.coherent.com"—"Company"—"Corporate Governance." The committee reviews its charter annually and, where appropriate, revises it accordingly.

The committee may meet with or without management present, at its discretion. The committee regularly conducts an executive session without management present. The objective of these sessions is to enable the committee to discuss compensation issues without those who will be affected by the decisions in attendance.

Role of Executive Officers in Compensation Decisions

The Compensation and H.R. Committee regularly meets with Dr. Ambroseo, our chief executive officer, to obtain recommendations with respect to the compensation programs, practices and packages for our Named Executive Officers other than Dr. Ambroseo. Additionally, Ms. Simonet, our executive vice president and chief financial officer, and Mr. DiMarco, our executive vice president and general counsel are regularly invited to meetings of the committee or otherwise asked to assist the committee. During fiscal 2008, Mr. Victor, our former executive vice president, human resources also regularly attended the committee's meetings. The assistance of these individuals includes providing financial information and analysis for the committee and its compensation consultants, taking minutes of the meeting or providing legal advice, the development of compensation proposals for consideration, and providing insights regarding our employees (executive and otherwise) and the business context for the committee's decisions. Named Executive Officers will attend portions of committee meetings when requested, but will leave the meetings as appropriate when matters which will potentially affect them personally are discussed. From time to time, outside legal counsel attends committee meetings. The Compensation and H.R. Committee makes decisions regarding Dr. Ambroseo's compensation without him present.

Role of Compensation Consultants

In fiscal 2008, the Compensation and H.R. Committee engaged Farient Advisors ("Farient") as its compensation consultants. Farient was retained to comprehensively review and analyze our executive compensation program and to make recommendations for fiscal 2008 compensation. Farient serves at the discretion of the committee and does no other work for the Company unless it was expressly authorized by the committee. Since their retention, Farient has not done any work for the Company other than its work with the committee. The committee believes that it is critical for its compensation consultant to meet with management, especially our chief executive officer to obtain their perspectives on the context for decision-making and impact of compensation recommendations.

The Board of Directors also determined that a separate consultant was needed for Board-related compensation to avoid any perceived conflict of interest for the committee's advisor, Farient. Mr. DiMarco, our general counsel and corporate secretary, on behalf, and at the direction, of the Board, retained Compensia, Inc. ("Compensia") to provide a comprehensive review on compensation for membership on the Board and its committees. Following a recommendation from Compensia, during fiscal 2008, the Board determined the compensation to be paid for service on special committees, including the Special Committee and the Special Litigation Committee. Additionally, during fiscal 2008, Compensia provided recommendations to the Board with regards to its non-equity compensation, which was adopted by the Board in September, 2008 and effective in fiscal 2009.

The table below illustrates director compensation for fiscal 2009:

Position	Annual Retainer(1)
Board Member	$40,000
Board Chair	$16,000
Audit Committee Chair	$34,000
Compensation and H.R. Comm. Chair	$16,000
Governance & Nominating Comm. Chair	$10,750
Audit Committee member (non-Chair)	$12,500
Compensation and H.R. Committee member (non-Chair)	$8,500
Governance and Nominating Committee member (non-Chair)	$6,500

(1) The annual retainer is paid quarterly in equal installments.

Additionally, Coherent participates in and maintains a subscription to the Radford Executive Compensation Survey. This survey provides benchmark data and overall practices reports to assist the Company with regards to employees generally. Such data includes executive compensation data and is presented from time to time to the committee at its request.

Pay Positioning Strategy and Benchmarking of Compensation

Coherent has striven to position the midpoint of its target compensation ranges near the 50th percentile of its peers, resulting in targeted total compensation that is competitive within our labor market for performance that meets the objectives established by the committee. An individual's actual salary, non-equity incentive compensation opportunity and equity compensation may fall below or above the target position based on the individual's experience, seniority, skills, knowledge, performance and contributions. These factors are weighed individually by the committee in its judgment, and no one factor takes precedence over others nor is any formula used in making these decisions. The chief executive officer's review of the performance of his direct reports is carefully considered by the committee in making individual pay decisions. Actual realized pay will be higher or lower than the targeted amounts for each individual based primarily on Company performance.

In analyzing our executive compensation program relative to this target market positioning, the committee reviewed information provided by its independent compensation consultant, which includes an analysis of data from peer companies' proxy filings with respect to similarly situated individuals at the peer companies and from multiple compensation survey sources, including a broad cross-section of technology companies of similar size to Coherent from the Radford Executive Compensation Survey and survey data provided by Salary.com. For pay decisions made in fiscal 2008, Farient recommended that the committee approve modifications to the group of peer companies for conducting compensation analyses from proxies to better reflect the Company's size, strategy and business. For fiscal 2008, the peer companies were Adaptec Inc., Altera Corporation, Axcelis Technologies, Inc., Cirrus Logic, Inc., Cymer Inc., Cypress Semiconductor, Integrated Device Technology, FEI Company, JDS Uniphase, Lam Research, Linear Technology, Newport Corporation, Novellus Systems, Plantronics Inc., PMC-Sierra, Inc. and Trimble Navigation Limited.

The committee reviews and updates, if necessary, the peer group used for proxy analyses annually to ensure that the comparisons are meaningful. Several factors are considered in selecting the peer group, the most important of which are:

- Industry (primarily companies in the Electronic Equipment and Semiconductor sub-industry classifications defined by the Global Industry Classification Standard (GICS) system);
- Revenue level (as a proxy for complexity) (primarily companies with between $200 million and $2 billion in revenues); and
- Geographic location (technology markets, primarily in the Bay Area).

The committee's perspective is that companies that meet these criteria are the most likely competitors for executive talent in our labor markets.

For fiscal 2009, Farient recommended that the committee modify the group of peer companies for conducting compensation analyses based on the factors above to better reflect the Company's size, strategy and business. Following these recommendations, the committee removed Adaptec, Inc., Cirrus Logic, Inc., Cypress Semiconductor Corp., Lam Research Corp. and Novellus Systems, Inc. and added FLIR Systems, Inc. and GSI Group, Inc. to the peer group for fiscal 2009. The committee also was mindful and took into consideration the recent policy update by RiskMetrics with regards to the formulation and use of peer groups and the relative size of peers, although the peer group selected is not confined to the Global Industrial Classification System (GICS) code for Coherent.

Components of Compensation

The principal components of Coherent's executive officer compensation and employment arrangements during fiscal 2008 included:

- Base salary;
- Variable cash incentive payments;
- Long-term equity awards through time-based stock options;
- Long-term equity awards through time-based restricted stock units;
- Long-term equity incentive awards through performance-based restricted stock units;
- Change of control protection through participation in our Change of Control Plan;
- Retirement savings matching benefits provided under a 401(k) plan and under a deferred compensation plan;
- Executive perquisites; and
- Benefit programs generally available to other employees.

These components were selected because the committee believes that a combination of salary, incentive pay, benefits and perquisites is necessary to help us attract and retain the executive talent on which Coherent's success depends and in recognition of some of the benefits which have historically been available to executives at the Company. The variable components are structured to allow the committee to reward performance throughout the fiscal year and to provide an incentive for executives to appropriately balance their focus on short-term and long-term strategic goals. The fixed components, including salary, benefits and perquisites, are structured to provide a minimum level of security for our executives relative to their day-to-day spending needs and long-term needs for income and are intended to be competitive with the levels of base income that each executive could receive from similar employment at other companies. The committee believes that, when taken together, these components are effective in achieving the objectives of our compensation program and philosophy and are reasonable relative to our strategy of managing total compensation near the 50th percentile of market practices.

The committee annually reviews the entire compensation program with the assistance of Farient, its independent compensation consultant. The committee reviews change in control protections every two years upon renewal of the plan. However, the Compensation and H.R. Committee may at any time review one or more components as necessary or appropriate to ensure such components remain competitive and appropriately designed to reward performance. In setting compensation levels for a particular Named Executive Officer, the committee considers both individual (as described above) and corporate factors.

As a result of the Company's historical equity grant review, the committee did not make any equity grants to the Named Executive Officers during fiscal 2007. During fiscal 2008, the committee made three types of grants to the Named Executive Officers: (a) an option grant to address missed cycle grants in fiscal 2007, (b) a grant of time-based restricted stock units and (c) as part of the committee's focus on tying a significant portion of the Named Executive Officers' compensation to performance criteria, performance- based restricted stock units which will vest (assuming achievement of the performance metrics) in November, 2010 (as discussed more fully below).

Base Salary and Variable Non-Equity Incentive Compensation

Base Salary

Coherent provides base salary to its Named Executive Officers and other employees to compensate them for services rendered on a day-to-day basis during the fiscal year. The Compensation and H.R. Committee reviewed information provided by its independent compensation consultant with respect to similarly situated individuals at the peer companies to assist it in determining base salary for each Named Executive Officer. In addition, the committee considers each individual's experience, skills, knowledge and responsibility. In reviewing each Named Executive Officer other than the chief executive officer, the committee also considers such individual's performance review provided by the chief executive officer. With respect to the chief executive officer, the committee additionally considers the performance of Coherent as a whole.

During Coherent's voluntary internal review of its historical equity grants, the Compensation and H.R. Committee determined not to consider changes to the compensation of the Named Executive Officers until that review was completed. Accordingly, in the fourth quarter of fiscal 2007, following the announcement of the completion of the Special Committee's internal review, the Compensation and H.R. Committee asked Farient to review executive officer compensation. Farient noted that Mr. DiMarco's base salary was below the 50th percentile of the peer group and recommended to the committee that it increase his annual base salary from $250,000 to $300,000, which put his base salary slightly below the 50th percentile, but brought his overall direct cash compensation (including incentive-based cash compensation) to approximately the 50th percentile. The Compensation and H.R. Committee approved that recommendation and Mr. DiMarco's salary increase was effective in the first quarter of fiscal 2008.

In the third quarter of fiscal 2008, the committee again reviewed the base salaries of the Named Executive Officers. Farient provided an extensive overview and analysis of the benchmarked data and comparative results for the base salaries of our Named Executive Officers. In reviewing the base salaries of the Named Executive Officers, the Compensation and H.R. Committee determined that increases were appropriate for Dr. Ambroseo, Ms. Simonet and Mr. Spinelli. Given the adjustment made to Mr. DiMarco's salary during the fourth quarter of the prior fiscal year, the committee determined that he was compensated at the 50th percentile and, therefore, no further adjustment was needed at that time. Additionally, given that Mr. Victor had previously announced his retirement effective in January 2009, no adjustment to base salary was warranted. The following table illustrates the base salary adjustments (rounded) approved by the committee during the third fiscal quarter of 2008:

Name	Prior Salary	Increase	New Salary
John Ambroseo	$548,000	$32,000 or 6%	$580,000
Helene Simonet	$352,000	$18,000 or 5%	$370,000
Luis Spinelli	$251,000	$5,000 or 2%	$256,000

During the first quarter of fiscal 2009, upon management's recommendation, the committee determined not to increase salaries for fiscal 2009. Prior to making this determination the committee discussed management's recommendation with Farient, which agreed with the recommendation.

Variable Non-Equity Incentive Compensation

To focus each executive officer on the importance of the performance of Coherent, a substantial portion of each individual's potential short-term compensation is in the form of variable incentive pay that is tied to achieving goals established by the Compensation and H.R. Committee. In fiscal 2008, Coherent maintained one incentive cash program under which executive officers were eligible to receive bonuses: the 2008 Variable Compensation Plan ("2008 VCP"). In the first quarter of fiscal 2008, the Compensation and H.R. Committee amended the Company's Productivity Incentive Plan ("PIP") to remove executive officers (including the Named Executive Officers) from being eligible participants for awards under PIP. Going forward, the committee felt that PIP was not a material part of compensation for the Named Executive Officers and that it would be administratively more effective to have the variable cash incentive compensation for Named Executive Officers under a single plan.

2008 VCP

The 2008 VCP was designed to promote the growth and profitability of Coherent. It provided incentive compensation opportunity in line with targeted market rates to our Named Executive Officers who are critical to the successful development and attainment of the Company's business objectives. Under the 2008 VCP, participants were eligible to receive quarterly bonuses if specific performance goals set by the committee at the beginning of the year were achieved. The Compensation and H.R. Committee established these goals when it adopted the 2008 VCP during the first quarter of fiscal 2008. In setting the performance goals, the Compensation and H.R. Committee assessed the anticipated difficulty and relevant importance to the success of Coherent of achieving the performance goals.

The actual awards (if any) payable for each quarter varied depending on the extent to which actual performance met, exceeded or fell short of the goals approved by the committee. The 2008 VCP established goals tied to achieving varying levels of quarterly revenue and pre-tax profit goals. The committee determined that the targeted goals for the 2008 VCP would be (i) at least 80% of the budgeted quarterly revenue set forth in the Company operating plan and (ii) at least 80% of the Company's budgeted profit before taxes, as adjusted for extraordinary items, such as the fiscal impact of stock option expensing under FASB 123(R), stock investigation costs and litigation related thereto, impairment or restructuring charges, and the impact of significant acquisitions (the "PBIT Target"). Therefore, to have a minimum payout under the 2008 VCP, the Company would have to meet or exceed, on a quarterly basis, 80% of (i) budgeted revenue and (ii) the PBIT Target, both as measured against the Board- approved Company operating plan. Assuming each of the thresholds were met, the amount each participant received could fluctuate between 0% (for less than 80% of the PBIT Target) and 200% (for 120% or higher achievement of the PBIT Target) of the targeted amount for each quarter as follows:

PBIT Target Achievement	Payout Modifier
Less than 80%	0%
80%	50%
85%	62.5%
90%	75%
95%	87.5%
100%	100%
105%	125%
110%	150%
115%	175%
120%	200%

If Coherent failed to meet at least 80% of the goal for each of the targets for a particular quarter, the participant would not receive any bonus for that particular quarter. As noted above, the committee set these performance goals to focus the management team on increasing the performance of the Company through meeting quarterly revenue targets and maximizing pretax profits. The committee and Farient chose to focus on revenue growth and pretax profits so that the executive management was incentivized to deliver the type of growth which benefits our stockholders, namely increasing sales and profitability. The specific goals used to determine 2008 VCP awards in each quarter included detailed information on the Company's cost structure and business plans and are therefore considered confidential business information, the disclosure of which could result in competitive harm. Based on a review of past performance goals and the goals for fiscal 2008, the committee believes that the goals were reasonably difficult to achieve, as demonstrated by the fact that the Company did not achieve all of the targets set by the committee for fiscal 2008, resulting in a payout less than the targeted amount. Additionally, in approving the 2008 Variable Compensation Plan in the first quarter of fiscal 2008, the committee, upon recommendation of Farient, determined that the amount each participant may receive can fluctuate between 0 and 200% of the targeted amount. The committee determined to, as compared to the fiscal 2007 Variable Compensation Plan, increase the cap from 150% to 200% and to decrease the achievement threshold from 90% to 80% to reflect the volatile nature of quarterly performance results in technology companies and to be consistent with peer pay practices.

The table below describes for each Named Executive Officer under the 2008 Variable Compensation Plan (i) the target percentage of base salary, (ii) the potential award range as a percentage of base salary, and (iii) the actual award earned for fiscal 2008.

Named Executive Officer	Target Percentage of Base Salary	Payout Percentage Range of Base Salary	Actual Award(1)	Actual Award Percentage of Base Salary(2)(3)
John Ambroseo	100%	0-200%	$534,621	94.8%
Helene Simonet	70%	0-200%	$239,649	66.4%
Bret DiMarco	50%	0-200%	$143,275	47.8%
Luis Spinelli	50%	0-200%	$120,635	47.6%
Ron Victor	50%	0-200%	$114,567	47.8%

(1) Reflects amounts earned during fiscal year 2008.

(2) This reflects the aggregate quarterly bonuses earned by the Named Executive Officers for fiscal year 2008 under the 2008 Variable Compensation Plan.

(3) As seen in the plan-based award table below, no payments were made for the fourth fiscal quarter under the 2008 Variable Compensation Plan as the Company did not achieve the minimum performance requirements.

Long-Term, Equity-Based Incentive Awards

Equity-based awards are made to our employees, including the Named Executive Officers, under Coherent's 2001 Stock Plan. The goal of our equity-based award program is to provide employees and executives the perspective of an owner with a stake in the success of Coherent, thus further increasing alignment with our stockholders. Coherent's long-term incentive program may include the grant of stock options, time-based restricted stock and/or incentive-based restricted stock.

When making its compensation decisions, the committee reviews the comprehensive compensation overview prepared by Farient which reflects potential realizable value under current short and long term compensation arrangements for the Named Executive Officer.

Fiscal 2008 Awards

During several meetings over the first and second quarters of fiscal 2008, the committee met with Farient to discuss the design of an appropriate long-term, equity based incentive award program. The committee determined to base the program largely on restricted stock units, given the option grants made to certain employees (including certain Named Executive Officers) during the first quarter of fiscal 2008. In particular, during the second quarter of fiscal 2008, the committee determined to have a 50-50 split between time-based and performance-based restricted stock units in its grants to Named Executive Officers, with the performance-based grants having a multiplier dependent upon achieving performance goals. In reviewing and determining the performance goals to utilize in the grants, the committee focused on two elements: the publicly announced adjusted EBITDA as a percentage of sales goals and a minimum gross revenue achievement. Adjusted EBITDA is defined as earnings before interest, taxes, depreciation, amortization and certain other non-operating income and expense items and other items, such as the fiscal impact of stock option expensing under FASB 123(R), stock investigation costs and litigation related thereto, impairment or restructuring charges, and the impact of significant acquisitions.

The committee strongly believed that at least half of the long-term equity-based awards to the Named Executive Officers should be tied through cliff vesting to these announced goals, so that the individuals who can significantly impact the Company's performance are incentivized to achieve or exceed these targets. The vesting of the performance-based grants vary from 0-300% of the base-line performance grants and achievement will be measured in the first quarter of fiscal 2011—the adjusted EBITDA and the revenue threshold are both measured against the full fiscal year 2010 results. The performance targets are structured so that the grant recipients, including the Named Executive Officers, are strongly incentivized to take the necessary operational steps to drive adjusted EBITDA improvement. The measurement for the performance grants is for adjusted EBITDA for the entire fiscal year 2010, rather than the announced adjusted EBITDA goals which are measured for exiting fiscal year 2010 to measure the recipient's entire year's performance. The revenue threshold selected represents a dollar amount which would be the highest annual revenue ever achieved by the Company. Given the current economic conditions, it is unlikely the Company will be able to achieve this revenue threshold. By way of illustration, in the case that the Company met its adjusted EBITDA goals, but did not achieve the revenue threshold, none of the performance-based restricted stock units would vest. The committee continues to believe that these targets are difficult to achieve, especially given the included required minimum revenue threshold. The time-based grants vest in three equal annual installments from the date of grant. The specific goals used to determine the achievement of the performance vesting requirements include detailed information on the Company's cost structure and business plans and are therefore deemed confidential business information, the disclosure of which could result in competitive harm.

The following table reflects the grants and ranges for the Named Executive Officers for the time and performance-based restricted stock unit grants during fiscal 2008:

Restricted Stock Unit Grants to Named Executive Officer During Fiscal 2008:

Named Executive Officer	Time-Based RSU Grants	Potential Range for Performance-Based RSU Grants, depending upon achieving performance metrics
John Ambroseo	22,500	0-67,500
Helene Simonet	12,500	0-37,500
Bret DiMarco	10,000	0-30,000
Luis Spinelli	5,000	0-15,000

In the first quarter of fiscal 2008, upon the recommendation of Farient, the committee granted stock options to certain employees, including certain of the Named Executive Officers. These grants were made following the conclusion of the voluntary stock option review and in recognition of the fact that no long-term incentive compensation was provided during fiscal 2007. Stock options were selected as the equity vehicle for grant since they create an incentive to enhance stockholder value, help to retain valuable talent through vesting provisions, and were available for grant during the period that the Company was not current in its reporting obligations. Grants to selected individuals, including Dr. Ambroseo, Ms. Simonet, and Mr. DiMarco included both a market-based portion tied to competitive pay practices and an above market portion provided to recognize the extraordinary contributions of these individuals during the stock option review process and to encourage their retention. These grants featured a shorter vesting period than our traditional grants (18 months rather than three years) to recognize that the grants would have been made at the beginning of the year rather than after year end absent the stock option review process.

Performance Outcomes of Prior Awards

During the third quarter of fiscal 2006, the Compensation and H.R. Committee adopted a performance-based restricted stock program for certain employees of the Company, including the Named Executive Officers. The restricted stock grants were subject to annual vesting over three years depending upon the achievement of performance measurements tied to Coherent's internal metrics for revenue growth of a range of approximately 5-12% and adjusted EBITDA of approximately 16-20% as a percentage of sales. The committee felt that a three year goal of revenue and adjusted EBITDA as a percentage of sales improvements were the correct goals for incentivizing the management team. The committee set these goals so that they were challenging to achieve. The vesting of the restricted stock was variable, so that the number of shares earned could range from 0% to 125% of the grant target for fiscal 2006 and 0% to 200% of the grant target for fiscal 2007 and fiscal 2008. In addition, the aggregate shares of restricted stock were to be awarded on a staggered basis as follows: 25% in 2006, 35% in 2007 and 40% in 2008. Given the variability, the range of the aggregate number of shares of restricted stock which could be earned by the Company's Named Executive Officers over the three year period was as follows: Dr. Ambroseo—0-52,562 shares; Ms. Simonet—0-24,468 shares; Mr. Spinelli—0-10,875 shares; Mr. Victor—0-6,706 shares and Mr. DiMarco—0-5,981 shares. Based on the revenue growth and adjusted EBITDA percentage for fiscal 2007 and 2008, no shares under the program vested in fiscal 2008 or fiscal 2009.

Remedial Actions Related to the Historical Equity Grant Investigation

During the second quarter of fiscal 2008, the committee reviewed a series of option grants which were due to expire unexercised due to the Company not being current with respect to its voluntary stock option review. Options representing an aggregate of 416,075 shares were due to expire in April 2008, of which 387,500 were held by Dr. Ambroseo, Ms. Simonet and Messrs. Spinelli and Victor. None of the foregoing grants had incorrect original grant dates. The committee determined to extend the expiration date for such grants by fifteen months, which was approximately equivalent to the period during which such option holders were prohibited from exercising their options.

During the third quarter of fiscal 2008, the committee reviewed the Internal Revenue Code Section 409A ("Section 409A") liability faced by Mr. Spinelli related to his exercise in calendar year 2006 of a misdated option grant. Mr. Spinelli is the only Named Executive Officer who had any potential Section 409A liability related to the exercise of misdated options. The committee approved the Company reimbursing Mr. Spinelli for his tax obligations (approximately $54,000) under Section 409A as a result of his exercise. Further, in June 2008, the committee authorized the Company to amend two of Mr. Spinelli's stock options (the "Spinelli Options") to increase the exercise prices of such options: an option to purchase 5,058 shares of Coherent common stock was amended to increase the exercise price from $19.77 to $24.90, and an option to purchase 14,942 shares of Company common stock was amended to increase the exercise price from $19.77 to $24.90. Because the Spinelli Options were originally granted with a per share exercise price less than the fair market value of a share of Company common stock on the date of grant, such options may be subject to adverse tax consequences under Section 409A of the Internal Revenue Code of 1986, as amended. The Internal Revenue Service promulgated special transition rules to protect taxpayers from the adverse tax consequences of Section 409A by permitting certain holders of discounted options to amend such option to increase the exercise price to the fair market value of the common stock on such options' original grant date, so long as such amendment occurs by December 31, 2008. Therefore, the committee authorized the amendments to the Spinelli Options described above to avoid adverse tax consequences under Section 409A to Mr. Spinelli. In addition, in order to compensate Mr. Spinelli for the loss of the built-in value associated with increasing the exercise prices of the Spinelli Options, the committee authorized a cash payment to Mr. Spinelli of $107,730, which equals approximately 105% of the built-in loss of value of the Spinelli Options. Such payment was made on the Company's first payroll date in calendar 2009, less applicable withholdings.

The Compensation and H.R. Committee has reviewed the number of option grants which expired unexercised held by Dr. Ambroseo, Ms. Simonet and Messrs. Spinelli and Victor. At this time, the committee has not reached a conclusion as to whether or not any remedial payments or actions will be taken with regards to such grants or, to the extent remedial payments or actions are taken, how the value of such expired options should be measured.

Employee Stock Option Tender Offer

In April 2008, the Company initiated a tender offer related to certain discount options held by non-executive employees discovered during our voluntary review of our historical stock option practices. Discount options are options with an exercise price that is less than the fair market value of the shares underlying the option at the time of grant. The discounted options included in this offer were certain options which vested after December 31, 2004. During the tender offer period, non-executive employees had the ability to amend the exercise price per share for eligible options to the fair market value of the underlying option as of the measurement date of that option, and receive a cash payment for the difference between the discounted share price and the amended share price. This amendment was designed to allow holders of discount options to avoid certain adverse tax consequences associated with discount options. The offer expired on May 9, 2008.

Equity Award Practices

Our broad-based employee stock option program is designed to promote long-term retention and recognize individual performance. Participation is driven by the annual review process. Guidelines are based on competitive market practice for grants for new hires, promotions, and ongoing performance-related grants. Typically, an employee may be offered an option or restricted stock grant upon beginning employment and may be eligible for periodic grants thereafter. The size of grants (and eligibility for the same) is influenced by the prevailing guidelines and the individual's performance or particular requirements at the time of hire. Employees, including the Named Executive Officers, are also eligible to participate in our Employee Stock Purchase Plan.

Stock Grant Process

During the first quarter of fiscal 2008, following the recommendation of the Special Committee, the Board of Directors approved a number of refinements to our stock grant processes. Beginning in fiscal 2008, the committee process for granting equity awards is as follows:

- The Compensation and H.R. Committee has the authority to make equity grants to both executive officers and other service providers;
- The Compensation and H.R. Committee will make grants in open trading window periods with grants effective on the date of such meeting, or, if due to exigent circumstances they meet in a closed window period, the grant will be effective 45 days thereafter;
- The Compensation and H.R. Committee has delegated authority to the equity grant committee, consisting of our chief executive officer and our chief financial officer, to meet on the second Friday of any particular month

(only if such date is in an open trading window) to make equity grants consistent with previously approved guidelines to non-executive officer service providers; and

- Neither committee may grant equity awards by written consent.

During fiscal 2008 equity grants were only made by the Compensation and H.R. Committee.

Stock Grant Policies

The Board of Directors and/or the Compensation and H.R. Committee annually considers a "burn rate" which the annual grants of equity awards under the 2001 Stock Plan will not exceed. "Burn rate" is the potential dilution of common shares outstanding if all new equity grants are vested and/or exercised, expressed as a percentage of common shares outstanding.

Due to the historical stock option investigation no burn rate target was set for fiscal 2007. Only two non-executive officers received option grants during fiscal 2007 and, therefore, the fiscal year "burn rate" was only 0.11%.

In fiscal 2008, the Compensation and H.R. Committee granted an aggregate of 1,029,650 shares subject to options, and time-based and performance-based (at 100% target) restricted stock units representing 3.26% of Coherent's outstanding common stock as of February 28, 2008 (excluding automatic grants to directors under the Director Option Plan). Given the limited grants made in fiscal 2007, the committee, upon recommendation of Farient, believed that the increase to the annual burn rate was warranted. Since those grants, Coherent has also completed a large stock repurchase so that the outstanding shares of Coherent were reduced to 24,191,115 as of September 27, 2008. The committee has approved a burn rate of 3.3% for fiscal 2009. With the assistance of Farient, the committee has reviewed this burn rate relative to peer practices and guidance from RiskMetrics and found that the total dilution was consistent with the median of peer practices and complied with the RiskMetrics guidelines.

In general, we issue only nonqualified stock options to employees and executives, although we have issued incentive stock options in the past. In the last few years, we have typically granted options subject to either two or three year vesting, with an equal tranche vesting on each of the applicable calendar anniversaries following the grant date. These grants typically have a life of six years. As noted above, in the grants made in the first quarter of fiscal 2008 which vest over 18 months due to the delay in granting, the committee determined that in order to have an immediate significant retention impact, the grants were made with half of the shares vesting in each of April 2008 and April 2009 subject to continued service through such dates.

Deferred Compensation

Executive officers are eligible to participate in our 401(k) Retirement Plan on the same terms as all other U.S. employees. Our 401(k) Retirement Plan is a tax-qualified plan and therefore is subject to certain Internal Revenue Code limitations on the dollar amounts of deferrals and Company contributions that can be made to plan accounts. These limitations apply to our more highly- compensated employees (including the Named Executive Officers).

Coherent maintains a Deferred Compensation Plan for executive management personnel and certain former members of the board of directors. Formerly a number of non-executive employees were eligible to participate in the plan. The purpose of the Deferred Compensation Plan is to permit eligible participants the option to defer receipt of compensation pursuant to the terms of the plan. The Deferred Compensation Plan permits participants to contribute, on a pre-tax basis, up to 75% of their base salary earnings, up to 100% of their bonus pay and commissions and up to 100% of directors' annual retainer earned in the upcoming plan year. Plan participants may invest deferrals in a variety of different deemed investment options. To preserve the tax-deferred status of deferred compensation plans, the IRS requires that the available investment alternatives be "deemed investments." Participants do not have an ownership interest in the funds they select; the funds are only used to measure the gains or losses that are attributed to the participant's deferral account over time. The participant's deferrals and earnings are reflected on Coherent's financial statements and remain, respectively, a general asset and unfunded liability of the Company. Participants have the status of unsecured creditors of Coherent with respect to the payment of plan benefits. Separate distribution elections are made by the plan participant for each plan year and include lump sum payment, annual installments and future year scheduled in-service withdrawals.

At our discretion, we may provide for contributions in excess of the Internal Revenue Code limit to qualified 401(k) plans to be made to the non-qualified deferred compensation plan. The calculation for this non-qualified plan contribution is 6% of eligible compensation (as defined by the 401(k) qualified plan) less the 401(k) qualified plan match limit. In fiscal year

2008, a contribution was made to the non-qualified deferred compensation plan for certain Named Executive Officers for plan year 2007. These amounts are reflected in both the Summary Compensation Table under "Other Compensation" and in the "Non-Qualified Deferred Compensation Table" below.

The committee considers the Deferred Compensation Plan to be a reasonable and appropriate program because it allows the Named Executive Officers and members of the Board to accumulate retirement benefits at a rate, relative to their overall income, that is comparable to the rate that other employees are able to accumulate retirement benefits, and promotes executive officer retention by offering a deferred compensation plan that is comparable to and competitive with what is offered by our peer group of companies.

Change in Control and Severance Plan

We have adopted the Change in Control and Severance Plan (the "change in control plan") which provides certain benefits in the event of a change in control of Coherent for certain employees, including each of our Named Executive Officers. Benefits are provided under this plan if there is a tender offer or merger resulting in Coherent being acquired by another company or entity and within two years thereafter the executive's employment is subsequently terminated without cause or is voluntarily terminated following a constructive termination. The committee and our Board of Directors believe that the prospect of such a change in control would likely result in our executive officers facing personal uncertainties and distractions as to how a change in control might affect them. The committee believes that including our Named Executive Officers in the plan allows them to focus solely on the best interests of our stockholders in the event of a possible, threatened or pending change in control, and encourages them to remain with Coherent despite the possibility that a change in control might affect them adversely. This change in control plan therefore serves as an important retention tool to ensure that personal uncertainties do not dilute our executive's complete focus on promoting stockholder value. The change in control plan was amended in fiscal 2009 for Section 409A-related matters and other administrative matters. In calendar year 2009 the change in control plan will come up for review and potential renewal by the committee.

With respect to our chief executive officer, Dr. Ambroseo, the change in control plan provides that in the event that plan benefits plus any other benefits considered parachute payments under the Internal Revenue Code, equal or exceed 3.54 times his "base amount" (as determined under Internal Revenue Code Section 280G), he will receive an additional payment sufficient to fully offset the impact of any excise tax under 280G. The committee believes that the level of benefits provided under the plan is reasonable and not excessive. See "Change in Control Arrangements" for more details on this plan.

Executive perquisites and Other Personal Benefits

The committee also provides our executive officers with the following perquisites and other personal benefits: automobile benefit and capped executive medical reimbursement. The committee has determined, with advice from Farient, that the use of a company-leased vehicle and a medical reimbursement benefit are reasonable in the context of the overall compensation levels of our Named Executive Officers, are consistent with a number of other peer companies, have been historical components of compensation for executive officers at the Company and serve as further retention tools.

The Company has historically maintained a vehicle program whereby executive officers were eligible to receive either (a) a monthly automobile allowance or (b) have the auto allowance apply as amortization against the purchase price of a vehicle purchased and owned by the Company over such period of time for the amortized value of the automobile to reach 20% of the original value of the car, not to exceed four years ("amortized method"). During the fourth quarter of fiscal 2008, the committee revised the administration of the program so that executive officers are instead eligible to receive either (a) a monthly automobile allowance or (b) a leased vehicle with up to an aggregate purchase price as follows: (i) $95,000 for the chief executive officer and (ii) $75,000 for other executive officers. For those individuals utilizing the automobile allowance alternative, the auto allowance amount is set annually utilizing a prescribed formula. The administration of the leased alternative under the program is through a third party financing agency and, when the leased vehicle alternative is selected, the Company pays the monthly lease for such vehicle. Executive officers are either reimbursed for or provided gas, oil, maintenance and insurance for vehicles leased under this program by the Company. Participants in the auto program incur annual imputed income on the personal use of any vehicles under the program, including fuel and miles, as determined using the Internal Revenue Service Code rules.

During fiscal 2008, prior to the change in policy highlighted in the prior paragraph, for vehicles purchased and owned by the Company, the executive officer was required to either (a) purchase such vehicle from the Company for the unamortized amount any time or (b) return the car for sale by the Company and reimburse the Company for the difference between the value of the car from such sale and the amortized balance at the time the car is returned to the Company. The executive officer also incurred imputed income on the positive difference, if any, between the amortized value of the car after four years and its fair market value (as determined by Kelly Blue Book trade in value in "good condition"). Once purchased from the Company, the vehicle was owned by the executive officer. In addition, in the event of the termination of the employment of the executive officer, the executive officer would have to purchase the vehicle at the then-current amortized value and incur the imputed income highlighted above. Executive officers were eligible to elect a new vehicle under the amortized method whenever a car was purchased from the Company. The executive officer's taxable income was affected by the value of the vehicle at initial purchase (e.g., the higher the value of the car, the higher imputed income amount to the individual). Additionally, if the amortized value was not scheduled to reach 20% of the purchase price after four years, then the individual would have to have a set amount withheld from his or her paycheck to allow the amortization to reach 20% of the purchase price within four years, but the amortized value would be higher in the event that a new car was chosen prior to four years, with a resulting higher imputed income.

Each Named Executive Officer also receives up to $5,000 per calendar year of reimbursement for uninsured medical expenses with the Company also paying such executive's taxes on the amount of the benefit.

Tax and Accounting Considerations

The Company's compensation programs are affected by each of the following:

- *Accounting for Stock-Based Compensation*—The Company accounts for stock-based compensation in accordance with the requirements of FASB Statement 123(R). The Company also takes into consideration FASB Statement 123(R) and other generally accepted accounting principles in determining changes to policies and practices for its stock-based compensation programs.

- *Section 162(m) of the Internal Revenue Code*—This section limits the deductibility of compensation for our chief executive officer and our four other most highly compensated named executive officers unless the compensation is less than $1 million during any fiscal year or is "performance-based" under Section 162(m). Our 2001 Stock Plan is designed so that option grants thereunder are fully tax-deductible. Cash compensation and, historically, restricted stock awards are not granted under plans which have been so designed. We may from time to time pay compensation to our executive officers that may not be deductible when, for example, we believe that such compensation is appropriate and in the best interests of the stockholders after taking various factors into consideration, including business conditions and the performance of such executive officer.

- *Section 409A of the Internal Revenue Code*—Section 409A imposes additional significant taxes in the event that an executive officer, director or service provider received "deferred compensation" that does not satisfy the requirements of Section 409A. We believe that we have designed and operated any plans to appropriately comply with Section 409A.

Compensation Committee Interlocks and Insider Participation

During fiscal 2008, the Compensation and H.R. Committee of the Board of Directors consisted of Messrs. Hart (Chair) and Vij and Dr. Rogerson. None of the members of the Compensation and H.R. Committee has been or is an officer or employee of Coherent. None of our executive officers serves on the board of directors or compensation committee of a company that has an executive officer that serves on our Board of Directors or Compensation and H.R. Committee. No member of our Board of Directors is an executive officer of a company in which one of our executive officers serves as a member of the board of directors or compensation committee of that company.

Compensation and H.R. Committee Report

The Compensation and H.R. Committee of the Board has reviewed and discussed the Compensation Discussion and Analysis required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation and H.R. Committee recommended to the Board of Directors that the Compensation Discussion and Analysis be included in the proxy and to be incorporated by reference into the Company's Annual Report on Form 10-K.

Respectively submitted by
THE COMPENSATION AND H.R.
COMMITTEE

John Hart, Chair
Garry Rogerson
Sandeep Vij

Fiscal 2008 Summary Compensation Table

The table below presents information concerning the total compensation of Coherent's Named Executive Officers for the fiscal years ended September 27, 2008 and September 29, 2007.

Since no equity awards were granted to Named Executive Officers in fiscal 2007 other than the performance-based awards which vested in November 2006 as a result of fiscal 2006 performance, non-equity-based compensation accounted for all of the total compensation of the Named Executive Officers earned during fiscal 2007. The performance-based restricted stock units granted to Named Executive Officers described elsewhere are not reflected in the summary compensation table, as the single vesting date (and achievement determination) is not until fiscal 2011.

Name and Principal Position	Fiscal Year	Salary ($)	Stock Awards ($)(1)	Option Awards ($)(1)	Non-Equity Incentive Plan Compensation ($)(2)	All Other Compensation ($)	Total ($)
(a)	(b)	(c)	(e)	(f)	(g)	(i)	(j)
John Ambroseo,	2008	561,312	246,003	1,666,688	534,621	80,676(3)	3,089,300
Chief Executive Officer and President	2007	547,773	280,064	1,261,297	372,329	97,564(3)	2,559,027
Helene Simonet,	2008	359,334	118,392	663,063	239,649	62,142(4)	1,442,581
Executive Vice President and Chief Financial Officer	2007	351,719	115,647	493,108	171,933	53,577(4)	1,185,984
Bret DiMarco,	2008	298,076	57,116	315,114	143,275	38,607(5)	852,188
Executive Vice President and General Counsel	2007	250,077	6,294	67,579	142,271	13,487(5)	479,708
Luis Spinelli,	2008	252,862	46,182	116,615	120,635	137,041(6)	673,335
Executive Vice President and Chief Technology Officer	2007	250,759	45,419	203,860	90,677	63,447(6)	654,162
Former Employees							
Ronald Victor,	2008	239,886	15,862	36,116	114,567	96,314(7)	450,768
Executive Vice President, Human Resources	2007	239,983	37,399	163,660	86,815	53,312(7)	581,169

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2008 in accordance with FAS 123(R), and includes grants made in fiscal 2008 and prior. For fiscal 2007, no awards were made and therefore the amounts for fiscal 2007 only include amounts awarded or granted prior to fiscal 2007. The amounts for stock awards includes both performance-based and time-based vesting restricted stock awards to the extent such awards had FAS123(R) calculated value. The assumptions used in the valuation of these awards are set forth in Note 12. "Employee Stock Option and Benefit Plans" of the Financial Statements in this Annual Report on Form 10-K. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers, for example as of January 9, 2009, none of the option awards granted in fiscal 2008 are in the money as of January 26, 2009.

(2) Reflects the dollar amounts earned under the Variable Compensation Plan (VCP) during fiscal 2008 and fiscal 2007.

(3) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,501) and deferred compensation plan ($19,356), (b) payment for buy-out of earned vacation ($21,685), (c) debt forgiveness (see Item 13 hereof) ($10,200), (d) from the use of a Company- owned and maintained automobile ("Car Allowance") ($8,539) and (e) reimbursed pursuant to executive medical reimbursement ($5,463). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,500) and deferred compensation plan ($37,139), (b) reflecting imputed income to Dr. Ambroseo from the sale of a Company car under the terms of the Company's auto policy described above, (c) for debt forgiveness (see "Related Person Transactions" below), (d) from the use of a Company-owned and maintained automobile ("Car Allowance") and (e) reimbursed pursuant to executive medical reimbursement.

(4) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,800) and deferred compensation plan ($7,591), (b) payment for buy-out of earned vacation ($17,255), (c) Car Allowance ($14,267) and (d) reimbursed pursuant to executive medical reimbursement ($5,775). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($12,100) and deferred compensation plan ($14,898), (b) Car Allowance and (c) reimbursed pursuant to executive medical reimbursement.

(5) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($17,691), (b) Car Allowance ($15,835) and (c) reimbursed pursuant to executive medical reimbursement ($4,447). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($3,462), (b) Car Allowance and (c) reimbursed pursuant to executive medical reimbursement.

(6) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,520) and deferred compensation plan ($1,533), (b) payment for buy-out of earned vacation ($13,612), (c) Car Allowance ($19,621), (d) reflecting imputed income to Mr. Spinelli from the sale of a Company car under the terms of the Company's auto policy ($25,867), (e) earned under our patent award program where Mr. Spinelli was an inventor ($5,048), (f) reimbursement for tax obligations arising under Section 409A as a result of exercise of stock options with an exercise price less than fair market value as of the options grant date (these grants were made to Mr. Spinelli prior to him becoming an executive officer) ($54,223) and (g) reimbursed pursuant to executive medical reimbursement ($8,494). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,467) and deferred compensation plan, (b) paid to Mr. Spinelli for buy-out of earned vacation, (c) Car Allowance, (d) earned under our patent award program ($15,647) where Mr. Spinelli was an inventor and (e) reimbursed pursuant to executive medical reimbursement.

(7) For fiscal year 2008, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,500) and deferred compensation plan ($893), (b) paid to Mr. Victor for buy-out of earned vacation ($11,533), (c) Car Allowance ($22,183), (d) reflecting imputed income to Mr. Victor from the sale of a Company car under the terms of the Company's former auto policy ($37,305) and (e) reimbursed pursuant to executive medical reimbursement ($7,495). For fiscal year 2007, includes amounts (a) contributed by us under the Company's 401(k) plan ($13,378), (b) paid to Mr. Victor for buy-out of earned vacation, (c) Car Allowance and (d) reimbursed pursuant to executive medical reimbursement.

Grants of Plan-Based Awards in Fiscal 2008

Except as set forth in the footnotes, the following table shows all plan-based non-equity incentive awards granted to our Named Executive Officers during fiscal year 2008.

Grants of Plan-Based Awards

			Estimated Future Payouts Under Non-Equity Incentive Plan Awards			Actual Payouts Under Non-Equity Incentive Plan	Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: # of Securities Underlying	All Other Option Awards: # of Securities Underlying	Exercise or Base Price of Option	Grant Date Fair
Name	Type	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Awards ($)	Threshold (#)	Target (#)	Maximum (#)	Options (#)	Options (#)	Awards ($)	Value ($)(1)
John Ambroseo	Option	10/3/2007									250,000	$32.95	$2,087,000
	PRSU	2/22/2008					0(3)	22,500	67,500				—(2)
	RSU	2/22/2008								22,500			$646,088
	Q1 Bonus		0(3)	136,901	273,801	125,209							
	Q2 Bonus		0(3)	136,901	273,801	202,407							
	Q3 Bonus		0(3)	145,002	290,004	207,005							
	Q4 Bonus		0(3)	145,002	290,004	0							
	Total		0(3)	563,805	1,127,610	534,621							
Helene Simonet...........	Option	10/3/2007									100,000	$32.95	$834,800
	PRSU	2/22/2008					0(3)	12,500	37,500				—(2)
	RSU	2/22/2008								12,500			$358,938
	Q1 Bonus		0(3)	61,516	123,032	56,263							
	Q2 Bonus		0(3)	61,516	123,032	90,951							
	Q3 Bonus		0(3)	64,748	129,497	92,435							
	Q4 Bonus		0(3)	64,748	129,497	0							
	Total		0(3)	252,529	505,057	239,649							
Bret DiMarco..........	Option	10/3/2007									50,000	$32.95	$417,400
	PRSU	2/22/2008					0(3)	10,000	30,000				—(2)
	RSU	2/22/2008								10,000			$287,150
	Q1 Bonus		0(3)	37,500	75,000	34,297							
	Q2 Bonus		0(3)	37,500	75,000	55,443							
	Q3 Bonus		0(3)	37,500	75,000	53,535							
	Q4 Bonus		0(3)	37,500	75,000	0							
	Total		0(3)	149,999	299,998	143,275							
Luis Spinelli............	Option	10/3/2007									15,000	$32.95	$125,220
	PRSU	2/22/2008					0(3)	5,000	15,000				—(2)
	RSU	2/22/2008								5,000			$143,575
	Q1 Bonus		0(3)	31,320	62,639	28,645							
	Q2 Bonus		0(3)	31,320	62,639	46,306							
	Q3 Bonus		0(3)	32,001	64,002	45,684							
	Q4 Bonus		0(3)	32,001	64,002	0							
	Total		0(3)	126,641	253,282	120,635							
Former Employee........	Q1 Bonus		0(3)	29,986	59,972	27,425							
Ronald A. Victor........	Q2 Bonus		0(3)	29,986	59,972	44,334							
	Q3 Bonus		0(3)	29,986	59,972	42,808							
	Q4 Bonus		0(3)	29,986	59,972	0							
	Total		0(3)	119,943	239,886	114,567							

(1) Reflects the dollar amount recognized for financial statement reporting purposes (disregarding an estimate of forfeitures related to service-based vesting conditions) for fiscal 2008 in accordance with FAS 123(R), and includes grants made in fiscal 2008. The amounts for stock awards includes both performance-based and time-based vesting restricted stock awards to the extent such awards had FAS123(R) calculated value. The assumptions used in the valuation of these awards are set forth in Note 12. "Employee Stock Option and Benefit Plans" of the Financial Statements in this Annual Report on Form 10-K. These amounts do not correspond to the actual value that will be recognized by the Named Executive Officers, for example as of January 9, 2009, none of the option awards granted in fiscal year 2008 are in the money.

(2) The performance based restricted stock grants are subject to annual vesting over three years depending upon the achievement of performance measurements tied to the Company's internal metrics for revenue growth and EBITDA percentage and is variable, so that the number of shares earned ranged from 0% to 125% of the grant target for fiscal 2006 and range from 0% to 200% of the grant target for fiscal 2007 and fiscal 2008. For fiscal 2008 and 2007, the Company determined that the metrics have not been met, and that no shares were earned.

(3) Failure to meet a minimum level of performance will result in no vesting of the performance restricted stock units (PRSU) and no bonus paid out under the 2008 Variable Compensation Plan.

Option Exercises and Stock Vested at 2008 Fiscal Year-End

The table below sets forth certain information for each Named Executive Officer regarding the exercise of options and the vesting of stock awards during the year ended September 27, 2008, including the aggregate value realized upon such exercise or vesting.

Name	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
John Ambroseo	13,000	$215,860	20,000	$582,800
Helene Simonet	50,000	$849,707	8,000	$233,120
Bret DiMarco	—	—	—	—
Luis Spinelli	25,000	$260,848	3,000	$87,420
Ronald Victor	55,000	$702,800	2,700	$78,678

Outstanding Equity Awards at Fiscal 2008 Year-End

The following table presents information concerning unexercised options and stock that has not yet vested for each Named Executive Officer outstanding as of September 27, 2008.

Name	Grant Date	Option Awards				Stock Awards		Equity incentive plan awards:	Equity incentive plan awards: Market or
		Number of Securities Underlying Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable (2)	Option Exercise Price(1)	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested #	Market Value of Shares or Units of Stock That Have Not Vested ($)	Number of unearned shares, units or other rights that have not vested (#)(3)	payout value of unearned shares, units or other rights that have not vested ($)(3)
John Ambroseo	10/3/2007	125,000	125,000	$32.95	10/3/2013	22,500	$787,275	22,500	$0
	3/30/2006	90,000	—	$35.01	3/30/2012				
	4/7/2005	90,000	—	$33.71	4/7/2011				
	3/25/2004	3,786	—	$26.41	3/25/2010				
	3/25/2004	146,214	—	$26.41	3/25/2010				
	4/4/2003	137,000	—	$19.77	4/4/2009				
	5/2/2002	6,468	—	$30.92	4/25/2008				
Helene Simonet	10/3/2007	50,000	50,000	$32.95	10/3/2013	12,500	$437,375	12,500	$0
	3/30/2006	35,000	—	$35.01	3/30/2012				
	4/7/2005	25,000	—	$33.71	4/7/2011				
	3/25/2004	3,786	—	$26.41	3/25/2010				
	3/25/2004	66,214	—	$26.41	3/25/2010				
	4/4/2003	10,000	—	$19.77	4/4/2009				
	5/2/2002	96,766	—	$30.92	4/25/2008				
	5/2/2002	3,234	—	$30.92	4/25/2008				
Bret DiMarco	10/3/2007	25,000	25,000	$32.95	10/3/2013	10,000	$349,900	10,000	$0
	6/7/2006	10,000	—	$33.30	6/7/2012				
Luis Spinelli	10/3/2007	7,500	7,500	$32.95	10/3/2013	5,000	$174,950	5,000	$0
	3/30/2006	10,000		$35.01	3/30/2012				
	4/7/2005	12,000	—	$33.71	4/7/2011				
	3/25/2004	35,000	—	$26.41	3/25/2010				
	5/2/2002	1,766	—	$30.92	4/25/2008				
	5/2/2002	3,234	—	$30.92	4/25/2008				
Ronald Victor	3/30/2006	10,000	—	$35.01	3/30/2012	—	—	—	—
	4/7/2005	11,000	—	$33.71	4/7/2011				
	5/2/2002	3,234	—	$30.92	4/24/2008				
	5/2/2002	16,766	—	$30.92	4/25/2008				

(1) The exercise prices indicated are the prices originally recorded by the Company at grant and have not been adjusted to reflect any new measurement date as a result of the Company's historical stock option review. Only the grants dated April 25, 2002 in the table had a new measurement date determined for accounting purposes, which had a lower closing price by $0.16. No changes to the exercise price of these April 25, 2002 grants have been made.

(2) These shares vest on April 15, 2009.

(3) This column does not include the third tranche of restricted stock awards which are subject to the achievement of certain performance metrics, which did not ultimately vest in November 2008. Market Value is determined by multiplying the number of shares by $34.99, the closing price of the Company's common stock on September 26, 2008, the last trading date of the fiscal year. As noted above, the performance-based restricted stock units vest in November 2011 in an amount which is 0-300% of the targeted amount reflected in the table. Given the current economic conditions, it is unlikely that the Company will meet the threshold for achievement and the payout value is, therefore, reflected as $0 in the table.

Fiscal 2008 Non-Qualified Deferred Compensation

The following table presents information regarding the non-qualified deferred compensation activity for each Named Executive Officer during fiscal 2008:

Name	Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)	Aggregate Withdrawals/ Distributions ($)	Aggregate Balance of Last FYE ($)(3)
John Ambroseo	$471,840	$19,075	$(431,141)	$—	$3,373,592
	$—(4)	$—	$(149,604)	$—	$1,097,976
Helene Simonet	$41,407	$7,481	$(107,209)	$—	$696,078
	$—(4)	$—	$(31,669)	$—	$148,168
Bret DiMarco	$10,898	N/A	$(1,015)	$—	$9,883
Luis Spinelli	$124,892	$1,511	$(31,330)	$—	$397,354
	$—(4)	$—	$(35,697)	$—	$455,390
Ronald Victor(5)	$181,082	$880	$(88,714)	$—	$755,336
	$—(4)	$—	$(34,919)	$—	$181,343

(1) Amounts in this column consist of salary and/or bonus earned during fiscal 2008, which is also reported in the Summary Compensation Table

(2) Amounts reflect Company contribution payments in excess of the Internal Revenue Code Sections 401(a)(17) and 402(g) qualified plan limits made to the non-qualified "Deferred Compensation Plan" for plan year 2007 made in fiscal year 2008. Amounts reported in this column are also reported in the "All Other Compensation" column of the Summary Compensation Table.

(3) The deferred compensation in a participant's account is fully vested and is credited with positive or negative investment results based on the plan investment options selected by the participant.

(4) Amounts represent account balances and earnings from the Supplementary Retirement Plan (SRP) which was suspended.

(5) Mr. Victor retired from the Company in January 2009.

Potential Payments upon Termination or Change of Control

The following table shows the potential payments and benefits that Coherent (or its successor) would be obligated to make or provide upon termination of employment of each our Named Executive Officers pursuant to the terms of the Change of Control Severance Plan. Other than this plan, there are no other employment agreements or other contractual obligations triggered upon a change of control. For purposes of this table, it is assumed that each Named Executive Officer's employment terminated at the close of business on September 26, 2008 (the last business day before the end of our fiscal year end on September 27, 2008). The amounts reported below do not include the nonqualified deferred compensation distributions that would be made to the Named Executive Officers following a termination of employment (for those amounts and descriptions, see the prior table). These payments are conditioned upon the execution of a form release of claims by the Named Executive Officer in favor of Coherent. There can be no assurance that a triggering event would produce the same or similar results as those estimated below if such event occurs on any other date or at any other price, of if any other assumption used to estimate potential payments and benefits is not correct. Due to the number of factors that affect the nature and amount of any potential payments or benefits, any actual payments and benefits may be different.

Named Executive Officer	Multiplier for Base Salary and Bonus	Nature of Benefit	Termination for Cause	Any Other Termination
John Ambroseo	2.99X	Salary Severance	—	$1,734,200
		Bonus Severance	—	$1,734,200
		Equity Compensation Acceleration(1)	—	$3,404,100
		Tax Gross Up(2)	—	$2,992,847
		Health Insurance(3)	—	$67,062
		Total Benefit		$9,932,409
Helene Simonet	2X	Salary Severance	—	$740,000
		Bonus Severance	—	$518,000
		Equity Compensation Acceleration(1)	—	$1,851,500
		Health Insurance(3)	—	$31,283
		Total Benefit		$3,140,783
Bret DiMarco	2X	Salary Severance	—	$600,000
		Bonus Severance	—	$300,000
		Equity Compensation Acceleration(1)	—	$1,459,050
		Health Insurance(3)	—	$44,708
		Total Benefit		$2,403,758
Luis Spinelli	2X	Salary Severance	—	$512,000
		Bonus Severance	—	$256,000
		Equity Compensation Acceleration(1)	—	$715,100
		Health Insurance(3)	—	$44,708
		Total Benefit		$1,527,808
Former Employee				
Ronald Victor	2X	Salary Severance	—	$480,000
		Bonus Severance	—	$240,000
		Equity Compensation Acceleration(1)	—	—
		Health Insurance(3)	—	$31,283
		Total Benefit		$752,283

(1) Equity Compensation Acceleration is the value of the in-the-money value of unvested stock options, time-based restricted stock units and performance-based restricted stock units, in each case as of September 26, 2008 at the closing stock price on that date ($34.99). The value of accelerated stock options are thus calculated by multiplying the number of unvested shares subject to acceleration by the difference between the exercise price and the closing stock price on September 26, 2008; the value of accelerated restricted stock is calculated by multiplying the number of unvested shares subject to acceleration by the closing stock price on September 26, 2008. This assumes immediate release and vesting of the performance-based restricted stock units at the maximum, or 300% of target, achievement. The amounts reflected for Equity Compensation Acceleration do not reflect any applicable taxes, just gross proceeds. Since the table assumes a triggering event on September 26, 2008, only those stock option and restricted stock/RSU grants prior to that date are included in the table. Additionally, the third tranche of the performance-based restricted stock granted in 2006, but which was to vest in November 2008 is not included in this table as that tranche did not vest as the performance metrics were not achieved.

(2) Estimated reimbursement (by way of a tax "gross-up") for a 20% excise tax that would be due under Section 4999 of the Internal Revenue Code of 1986 on a portion of the amounts reported.

(3) Health Insurance is an estimate of the cost of covering the individual and his covered dependents for three years, in the case of the chief executive officer and for two years for the other Named Executive Officers.

The change in control plan provides for the payment of specified compensation and benefits upon certain terminations of the employment of the participants following a change in control of the Company. The Board has evaluated the economic and social impact of an acquisition or other change of control on its key employees. The Board recognizes that the potential of such an acquisition or change of control can be a distraction to its key employees and can cause them to consider alternative employment opportunities. The Board has determined that it is in the best interests of Coherent and its stockholders to assure that Coherent will have the continued dedication and objectivity of its key employees. The Board believes that the change of control plan will enhance the ability of our key employees to assist the Board in objectively evaluating potential acquisitions or other changes of control.

Furthermore, the Board believes a change of control plan aids us in attracting and retaining the highly qualified, high performing individuals who are essential to its success. The plan's assurance of fair treatment will ensure that key employees will be able to maintain productivity, objectivity and focus during the period of significant uncertainty that is inherent in an acquisition or other change of control. A change in control of Coherent is defined under the change of control plan as an occurrence of a business combination, an acquisition by any person directly or indirectly of fifty percent or more of the combined voting power of Coherent's common stock or a change in the composition of the Board of Directors where less than fifty percent are incumbent directors.

The change of control plan provides that if within 24 months after a change in control the Company terminates the executive's employment other than by reason of his death, disability, retirement or for cause, or the executive officer terminates his employment for "good reason," the executive will receive a lump sum severance payment equal to 2.99 (in the case of Dr. Ambroseo) or 2.0 (in the case of Ms. Simonet and Messrs. Spinelli and DiMarco) times the executive's annual base salary and annual bonus (assuming achievement of all performance requirements thereof). "Good reason" is defined in each Agreement as any of the following that occurs after a change in control of the Company: certain reductions in compensation; certain material changes in employee benefits and perquisites; a change in the site of employment; reduction in the executive's duties and responsibilities; the Company's failure to obtain the written assumption by its successor of the obligations set forth in the Agreement; attempted termination of employment on grounds insufficient to constitute a basis of termination for cause under the terms of the change of control plan; or the Company's breach of any of the provisions of the change of control plan. Under the terms of the plan, the executives will also have acceleration of all vesting conditions for equity grants and health care for the executive (and his or her covered family members) will be provided on the same terms for two years and, in the case of Dr. Ambroseo, three years. Further, Dr. Ambroseo will receive a gross-up for any Internal Revenue Code section 280G ("280G") excise taxes to the extent that the severance benefits are more than 20% over the limit imposed by 280G (i.e., more than 3.59x the "base amount" as defined by Section 280G). If the benefits are less than 20% over the limit, the benefits will be reduced to the extent necessary so that no 280G excise tax is triggered. To the extent 280G is triggered as a result of the severance benefits for the other executive participants, such payments will either be paid in full or reduced so that the executive receives the maximum severance benefit without triggering 280G.

Director Compensation

During fiscal 2008, we paid our non-employee directors an annual retainer (depending upon position) and per meeting fees for service on the Board of Directors. In fiscal 2008, the annual retainer amounts for non-employee directors were as follows:

- Chairman of the Board: $41,000
- Lead independent director: $33,000
- Chairman of the Audit Committee: $33,000
- Member of the Board: $25,000

Additionally, non-employee members of the Board of Directors received $2,000 per board meeting attended, plus $1,000 per committee meeting attended, except that the Chairman of the Audit Committee received $3,000 per meeting of the Audit Committee attended, and the Chairmen of the Compensation and H.R. Committee and the Governance and Nominating Committee, respectively, received $2,000 per meeting of the Compensation and H.R. Committee and the Governance and Nominating Committee attended. As discussed above, each director serving on the Special Committee and/or the Special Litigation Committee earned $4,000 per month for service thereon. There was no additional compensation paid to directors for serving on the Ad Hoc Repurchase Committee, which was formed for the purpose of decision-making with regards to our announced stock buy-back. Additionally, since we had a Chairman of the Board who was an independent director, no member of the Board of Directors held the position of Lead independent director in fiscal 2008. For fiscal 2009, members of the Board of Directors will receive cash compensation from annual retainers, with no per meeting fees. See "Compensation Discussion and Analysis."

The chart below summarizes the gross cash amounts earned by non-employee directors for service during fiscal 2008 on the Board and its committees (all amounts in dollars):

Name	Annual Board and Chairperson service including per Board meeting attended(1)	Audit Committee (1)	Compensation and H.R. Committee(1)	Nominating and Governance Committee(1)	Special Committee	Special Litigation Committee	Total
John H. Hart	61,000	—	20,000	3,000	—	—	84,000
Susan James	32,500(2)	6,000	—	1,000	—	—	39,500
Clifford Press	34,500(2)	—	—	—	—	—	34,500
Garry W. Rogerson	81,000	12,000	9,000	—	12,000	—	114,000
Lawrence Tomlinson	73,000	39,000	—	—	12,000	—	124,000
Sandeep Vij	65,000	—	10,000	6,000	12,000	60,000	141,000
Former Director							
Charles W. Cantoni	28,500(3)	6,000	—	1,000	—	—	35,500

(1) Includes the annual retainer, where applicable, as well as per meeting fees. For Mr. Tomlinson, this includes his retainer as Chairperson of the Audit Committee.

(2) Includes pro rated amount for service as a director after joining in March 2008.

(3) Includes pro rated amount for service as a director before retiring in March 2008.

The chart below summarizes the amounts earned by non-employee directors for service (including both Board and, where applicable, committee service) during fiscal 2008:

Name	Fees Paid in Cash ($)	Stock Awards ($)(1)(2)	Option Awards ($)(1)(2)	Total ($)
John H. Hart	84,000	33,071	81,038	198,109
Susan James	39,500	9,795	26,847	76,142
Clifford Press	34,500	9,795	26,847	71,142
Garry W. Rogerson	114,000	33,071	50,318	197,389
Lawrence Tomlinson	124,000	33,071	50,318	207,389
Sandeep Vij	141,000	33,071	50,318	224,389
Former Director				
Charles W. Cantoni	35,500	23,276(4)	—(5)	58,776

(1) These amounts do not reflect compensation actually received. Rather, these amounts represent the aggregate expense recognized by the Company for financial statement reporting purposes in fiscal year 2008, in accordance with FAS 123(R), for restricted stock units and stock options which were granted in fiscal year 2008 and prior to fiscal year 2008 under the Company's Director Stock Plan. The assumptions used to calculate the value of these stock units and stock options are set forth in Note 12. "Employee Stock Option and Benefit Plans" of the Notes to the Consolidated Financial Statements in our Annual Report on Form 10-K for the year ended September 27, 2008.

(2) The directors' aggregate holdings of restricted stock units as of the end of fiscal year 2008 were as follows (the vesting for which is 100% on March 29, 2009 for 2,000 shares (for Dr. Rogerson and Messrs. Hart, Tomlinson and Vij) and 100% on March 11, 2010 for 2,000 shares to the extent such individual is a member of the Board at such time):

John H. Hart	4,000 shares
Susan James	2,000 shares
Clifford Press	2,000 shares
Garry W. Rogerson	4,000 shares
Lawrence Tomlinson	4,000 shares
Sandeep Vij	4,000 shares

(3) The directors' aggregate holdings of stock option awards (both vested and unvested) as of the end of fiscal year 2008 were as follows:

John H. Hart	52,500 shares
Susan James	24,000 shares
Clifford Press	24,000 shares
Garry W. Rogerson	53,000 shares
Lawrence Tomlinson	44,800 shares
Sandeep Vij	54,000 shares

(4) Mr. Cantoni did not receive a restricted stock unit grant in fiscal 2008, and his 5,000 share RSU grant and an option grant for 5,000 shares expired unexercised following his retirement.

(5) This director had options for which the expense was accelerated in fiscal 2006 as provided under FAS123(R) and the Director Option Plan pursuant to which he was eligible to retire. At retirement, the options fully vested. All expense related to the options was recognized prior to fiscal 2007.

Name	Restricted Stock Units Granted in Fiscal 2008 (#)	Stock Options Granted in Fiscal 2008 (# shares)
John H. Hart	2,000	6,000
Susan James	2,000	24,000
Clifford Press	2,000	24,000
Garry W. Rogerson	2,000	6,000
Lawrence Tomlinson	2,000	6,000
Sandeep Vij	2,000	6,000

Our 1998 Directors' Stock Plan was adopted by the Board of Directors on November 24, 1998 and was approved by the stockholders on March 17, 1999. The 1998 Directors' Stock Plan was amended on March 23, 2003, and was further amended on March 30, 2006, when the 1998 Directors' Stock Plan was renamed the 1998 Director Stock Plan (the "1998 Director Plan"). As of September 30, 2007, 150,000 shares were reserved for issuance thereunder. Under the terms of the 1998 Director Plan, the number of shares reserved for issuance thereunder is increased each year by the number of shares necessary to restore the total number of shares reserved to 150,000 shares.

As of September 27, 2008, the 1998 Director Plan provided for the automatic and non-discretionary grant of a non-statutory stock option to purchase 24,000 shares of the Company's common stock to each non-employee director on the date on which such person becomes a director. Thereafter, each non-employee director will be automatically granted a non-statutory stock option to purchase 6,000 shares of common stock on the date of and immediately following each Annual Meeting of Stockholders at which such non-employee director is reelected to serve on the Board of Directors, if, on such date, he or she has served on the Board of Directors for at least three months. Such plan provides that the exercise price must be equal to the fair market value of the common stock on the date of grant of the options.

Additionally, as of September 27, 2008, the 1998 Director Plan provides for the automatic and non-discretionary grant of 2,000 shares of restricted stock units ("RSUs") to each non-employee director on the date on which such person becomes a director. Thereafter, each non-employee director will be automatically granted 2,000 shares of RSUs on the date of and immediately following each Annual Meeting of Stockholders at which such non-employee director is reelected to serve on the Board of Directors, if, on such date, he or she has served on the Board of Directors for at least three months.

The 1998 Director Plan provides that with respect to any options held by a director who retires after at least eight years of service on the Board, such director will fully vest in and have the right to exercise his or her option as to both vested and unvested shares as of such date. The option will remain exercisable for the lesser of (i) two (2) years following the date of such director's retirement or (ii) the expiration of the option's original term.

As of September 27, 2008, 188,700 shares had been issued on exercise under the 1998 Director Plan. There were no options exercised by non-employee directors during fiscal 2008.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth, as of September 30, 2008, certain information with respect to the beneficial ownership of common stock by (i) any person (including any "group" as that term is used in Section 13(d)(3) of the Exchange Act known by us to be the beneficial owner of more than 5% of our voting securities, (ii) each director and each nominee for director, (iii) each of the executive officers named in the Summary Compensation Table appearing herein, and (iv) all executive officers and directors as a group, based on information available to the Company as of filing this proxy statement. We do not know of any arrangements, including any pledge by any person of our securities, the operation of which may at a subsequent date result in a change of control. Unless otherwise indicated, the address of each stockholder in the table below is c/o Coherent, Inc., 5100 Patrick Henry Drive, Santa Clara, California 95054.

Name and Address	Number of Shares	Percent of Total(1)
Oliver Press Partners, LLC(2) 152 West 57th Street New York, New York 10019	2,581,097	10.67%
Dimensional Fund Advisors(2) 1299 Ocean Ave., 11th Floor Santa Monica, CA 90401	2,066,651	8.54%
Eagle Asset Management, Inc.(2) 880 Carillon Parkway St. Petersburg, FL 33716	1,905,149	7.88%
Wells Fargo Capital Management (2) 525 Market Street, 10th Floor San Francisco, CA 94105	1,293,061	5.35%
John R. Ambroseo, PhD(3)	911,005	3.64%
Helene Simonet(4)	303,618	*
Luis Spinelli(5)	72,402	*
Bret M. DiMarco(6)	35,607	*
Ronald A. Victor(7)	47,585	*
John H. Hart(8)	51,000	*
Susan James (9)	—	*
Clifford Press (10)	2,581,097	10.67%
Garry W. Rogerson, PhD(11)	48,000	*
Lawrence Tomlinson(12)	42,000	*
Sandeep Vij(13)	51,600	*
All directors and executive officers as a group (11 persons)(14)	4,143,914	16.21%

* Represents less than 1%.

(1) Based upon 24,191,115 shares of Coherent common stock outstanding as of September 30, 2008. Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to the securities. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, each share of Coherent common stock subject to options held by that person that are currently exercisable or will be exercisable within 60 days of September 30, 2008 and all shares of restricted stock which are vested on September 30, 2008, are deemed outstanding. For Dr. Ambroseo, Ms. Simonet, Messrs. Spinelli, Victor and DiMarco, no shares of performance-based restricted stock or restricted stock units are included. In addition, such shares, are not deemed outstanding for the purpose of computing the percentage ownership of any other person.

(2) Based on the most recent Schedule 13D (or amendments thereto) filed by such person with the SEC prior to the date of filing this proxy statement and a review of a shareholder listing report provided by a third party provider. For Oliver Press Partners, LLC, the Company notes that the 13 D/A filed by Oliver Press Partners, LLC on January 10, 2008 was a joint filing and included shares held by the individuals and entities set forth in the filing. See also footnote 10 below.

(3) Includes 849,500 shares issuable upon exercise of options held by Dr. Ambroseo which were exercisable or would become exercisable within 60 days of September 30, 2008.

(4) Includes 290,000 shares issuable upon exercise of options held by Ms. Simonet which were currently exercisable or would become exercisable within 60 days of September 30, 2008.

(5) Includes 69,500 shares issuable upon exercise of options held by Mr. Spinelli which were exercisable or would become exercisable within 60 days of September 30, 2008.

(6) Includes 35,000 shares issuable upon exercise of options held by Mr. DiMarco which were exercisable or would become exercisable within 60 days of September 30, 2008.

(7) Includes 41,000 shares issuable upon exercise of options held by Mr. Victor which were exercisable or would become exercisable within 60 days of September 30, 2008.

(8) Includes 46,500 shares issuable upon exercise of options held by Mr. Hart which were exercisable or would become exercisable within 60 days of September 30, 2008.

(9) Ms. James was elected to the Board of Directors in March 2008 and, accordingly, has no options which were exercisable or would become exercisable within 60 days of September 30, 2008.

(10) Mr. Press was elected to the Board of Directors in March 2008 and, accordingly, has no options which were exercisable or would become exercisable within 60 days of September 30, 2008. Mr. Press is also a (i) Managing Member of Oliver Press Investors, LLC, a Delaware limited liability company and the general partner of each of Davenport Partners, L.P., a Delaware limited partnership ("Davenport"), JE Partners, a Bermuda partnership ("JE"), and Oliver Press Master Fund LP, a Cayman limited partnership ("Master Fund"; and, together with Davenport and JE, the "Partnerships"), and (ii) Managing Member of Oliver Press Partners, LLC, a Delaware limited liability company and the investment advisor to each of the Partnerships. The Partnerships own the securities reflected herein, all of which are subject to the shared voting and investment authority of Mr. Press, among others. Mr. Press' interest in the securities reflected herein is limited to the extent of his pecuniary interest in the Partnerships, if any and he disclaims beneficial ownership thereof.

(11) Includes 47,000 shares issuable upon exercise of options held by Dr. Rogerson which were exercisable or would become exercisable within 60 days of September 30, 2008.

(12) Includes 38,800 shares issuable upon exercise of options held by Mr. Tomlinson which were exercisable or would become exercisable within 60 days of September 30, 2008.

(13) Includes 48,000 shares issuable upon exercise of options held by Mr. Vij which were exercisable or would become exercisable within 60 days of September 30, 2008.

(14) Includes an aggregate of 1,465,300 options which were exercisable or would become exercisable within 60 days of September 30, 2008.

Equity Compensation Plan Information

The following table provides information as of September 27, 2008 about the Company's equity compensation plans under which shares of our common stock may be issued to employees, consultants or members of our Board of Directors:

Plan category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	3,155,752(1)	$27.67	3,457,686(2)(3)
Equity compensation plans not approved by security holders	—	—	—
Total	3,155,752	$27.67	3,457,686

(1) This number does not include any options which may be assumed by Coherent through mergers or acquisitions, however, Coherent does have the authority, if necessary, to reserve additional shares of Coherent common stock under these plans to the extent necessary for assuming such options.

(2) This number of shares includes 224,536 shares of Coherent common stock reserved for future issuance under the Employee Stock Purchase Plan, 177,000 shares reserved for future issuance under the 1998 Director Plan and 3,056,150 shares reserved for future issuance under the 2001 Stock Plan.

(3) The 1998 Director Plan provides for annual increases to the number of shares available for issuance under the 1998 Director Plan so that the total number of shares reserved is not less than 150,000 shares.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS AND DIRECTOR INDEPENDENCE

Review, Approval or Ratification of Related Person Transactions

In accordance with the charter for the Audit Committee of the Board of Directors, the members of the Audit Committee, all of whom are independent directors, review and approve in advance any proposed related person transactions. Additionally, from time to time the Board of Directors may directly consider these transactions. For purposes of these procedures, the individuals and entities that are considered "related persons" include:

- Any of our directors, nominees for director and executive officers;
- Any person known to be the beneficial owner of five percent or more of our common stock (a "5% Stockholder"); and
- Any immediate family member, as defined in Item 404(a) of Regulation S-K, of a director, nominee for director, executive officer and 5% Stockholder. We will report all such material related person transactions under applicable accounting rules, federal securities laws and SEC rules and regulations.

Related Person Transactions

Certain Transactions

The following table sets forth information with respect to the one executive officer of the Company who was indebted to us during Fiscal 2008.

Name	New Loans During 2008	Interest Rates	Maturity Date(s)	Largest Amount Outstanding During Fiscal 2008	Balance at the End of Fiscal 2008
John Ambroseo	—	8.00%	2/15/08	$10,000(1)	$0

(1) This loan was granted to Dr. Ambroseo in February 1998, prior to the effective date of Section 402 of the Sarbanes-Oxley Act of 2002, and matured in February 2008.

The promissory note was full recourse. Ten percent of the original principal balance of this loan was forgiven each year during the life of the loan, as Dr. Ambroseo was employed by us during the life of the loan. This loan was related to a promotion. The interest on the loan was deducted from payments under the Company's annual Variable Compensation Plans. In the event that no payments were made under such plans for a particular period, then interest on the promissory note was forgiven for such period. Such amounts are reflected in the Summary Compensation Table under "Other Compensation." The original amount of the promissory note was $100,000.

In April 2008 the Compensation and HR Committee approved the adoption of a Retention Agreement for Mr. Victor (the "Victor Agreement"). The Agreement provided, among other things, that Mr. Victor will provide service to the Company as our Executive Vice President, Human Resources through the period ending January 2, 2009 and that Mr. Victor will receive a single lump sum payment of $250,000 after providing the Company with a full release. Mr. Victor provided the release and received the payment in January 2009.

See above under Item 10 for a discussion of the agreement between the Company and OPP.

Other Matters

We have entered into indemnification agreements with each of our executive officers and directors. Such indemnification agreements require us to indemnify these individuals to the fullest extent permitted by law. We also intend to execute these agreements with our future directors and officers.

Director Independence

For information concerning director independence, please see Item 10 under the caption "Directors."

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Principal Accounting Fees and Services

The following table sets forth fees for services Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte") provided during fiscal years 2008 and 2007:

	2008	2007
Audit fees(1)	$4,753,342	$3,271,370
Audit-related fees	—	—
Tax fees	—	—
All other fees(2)	34,300	2,000
Total	$4,787,642	$3,273,370

(1) Represents fees for professional services provided in connection with the integrated audit of our annual financial statements and internal control over financial reporting and review of our quarterly financial statements, advice on accounting matters that arose during the audit and audit services provided in connection with other statutory or

regulatory filings. Includes approximately $1,885,000 and $980,000 incurred during fiscal 2008 and 2007, respectively, for additional services related primarily to the restatement of our consolidated financial statements for the fiscal years 1995 through 2005.

(2) Represents the annual subscription for access to the Deloitte Accounting Research Tool, which is a searchable on-line accounting database ($2,000) and for fiscal 2008, project assistance.

Pre-Approval of Audit and Non-Audit Services

The Audit Committee has determined that the provision of non-audit services by Deloitte is compatible with maintaining Deloitte's independence. In accordance with its charter, the Audit Committee approves in advance all audit and non-audit services to be provided by Deloitte. In other cases, the Chairman of the Audit Committee has the delegated authority from the Committee to pre-approve certain additional services, and such pre-approvals are communicated to the full Committee at its next meeting. During fiscal year 2008, 100% of the services were pre-approved by the Audit Committee in accordance with this policy.

STATEMENT OF MANAGEMENT RESPONSIBILITY

Management is responsible for the preparation, integrity, and objectivity of the Consolidated Financial Statements and other financial information included in the Company's 2008 Annual Report on Form 10-K. The Consolidated Financial Statements have been prepared in conformity with U.S. generally accepted accounting principles and reflect the effects of certain estimates and judgments made by management. It is critical for investors and other users of the Consolidated Financial Statements to have confidence that the financial information that we provide is timely, complete, relevant and accurate

Management, with oversight by the Company's Board of Directors, has established and maintains a corporate culture that requires that the Company's affairs be conducted to the highest standards of business ethics and conduct. Management also maintains a system of internal control that is designed to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management's authorization. This system is regularly monitored through direct management review, as well as extensive audits conducted by internal auditors throughout the organization.

Our Consolidated Financial Statements as of and for the year ended September 27, 2008 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm. Their audit was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and included an integrated audit under such standards.

The Audit Committee of the Board of Directors meets regularly with management, the internal auditors and the independent registered public accounting firm to review accounting, reporting, auditing and internal control matters. The Audit Committee has direct and private access to both internal and external auditors.

See Item 9A for Management's Report on Internal Control Over Financing Reporting.

We are committed to enhancing shareholder value and fully understand and embrace our fiduciary oversight responsibilities. We are dedicated to ensuring that our high standards of financial accounting and reporting as well as our underlying system of internal controls are maintained. Our culture demands integrity and we have the highest confidence in our processes, internal controls, and people, who are objective in their responsibilities and operate under the highest level of ethical standards.

/s/ JOHN R. AMBROSEO	/s/ HELENE SIMONET
John R. Ambroseo	Helene Simonet
President and Chief Executive Officer	*Executive Vice President and Chief Financial Officer*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Coherent, Inc.:

We have audited the accompanying consolidated balance sheets of Coherent, Inc. and its subsidiaries (collectively, the "Company") as of September 27, 2008 and September 29, 2007, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended September 27, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of September 27, 2008 and September 29, 2007, and the results of its operations and its cash flows for each of the three years in the period ended September 27, 2008, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the accompanying consolidated financial statements, on September 30, 2007, the Company changed its method of accounting for uncertain tax positions in accordance with the guidance provided in Financial Accounting Standards Board Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement 109."*

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of September 27, 2008, based on the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated November 25, 2008 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP

San Jose, California
November 25, 2008

COHERENT, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except par value)

	September 27, 2008	September 29, 2007
ASSETS		
Current assets:		
Cash and cash equivalents	**$213,826**	$315,927
Restricted cash	**2,645**	2,460
Short-term investments	**4,268**	45,896
Accounts receivable—net of allowances of $2,494 in 2008 and $2,918 in 2007	**96,611**	102,314
Inventories	**120,519**	112,893
Prepaid expenses and other assets	**41,793**	50,244
Deferred tax assets	**30,121**	35,844
Total current assets	**509,783**	665,578
Property and equipment, net	**100,996**	104,305
Goodwill	**86,818**	83,376
Intangible assets, net	**27,556**	35,570
Other assets	**81,230**	58,771
Total assets	**$806,383**	$947,600
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term obligations	**$9**	$9
Accounts payable	**26,333**	27,849
Income taxes payable	**7,847**	17,829
Other current liabilities	**79,138**	83,058
Total current liabilities	**113,327**	128,745
Long-term obligations	**15**	21
Other long-term liabilities	**94,606**	47,848
Commitments and contingencies (Note 10)		
Stockholders' equity:		
Common stock, par value $.01:		
Authorized—500,000 shares;		
Outstanding—24,191 shares in 2008 and 31,552 shares in 2007	**241**	313
Additional paid-in capital	**177,646**	380,516
Accumulated other comprehensive income	**79,089**	70,672
Retained earnings	**341,459**	319,485
Total stockholders' equity	**598,435**	770,986
Total liabilities and stockholders' equity	**$806,383**	$947,600

See accompanying Notes to Consolidated Financial Statements.

COHERENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Net sales	**$599,262**	$601,153	$584,652
Cost of sales	**347,356**	351,145	328,539
Gross profit	**251,906**	250,008	256,113
Operating expenses:			
Research and development	**74,287**	74,590	73,051
In-process research and development	**—**	2,200	690
Selling, general and administrative	**146,376**	153,697	132,545
Restructuring and other charges (recoveries)	**—**	(74)	97
Acquisition-related expenses	**—**	322	5,857
Amortization of intangible assets	**8,651**	8,152	9,207
Total operating expenses	**229,314**	238,887	221,447
Income from operations	**22,592**	11,121	34,666
Other income (expense):			
Interest and dividend income	**10,876**	23,136	15,144
Interest expense	**(152)**	(10,849)	(4,453)
Other—net	**3,971**	5,515	824
Total other income, net	**14,695**	17,802	11,515
Income before income taxes	**37,287**	28,923	46,181
Provision for income taxes	**13,884**	12,972	787
Net income	**$23,403**	$15,951	$45,394
Net income per share:			
Basic	**$0.85**	$0.51	$1.47
Diluted	**$0.83**	$0.50	$1.44
Shares used in computation:			
Basic	**27,505**	31,398	30,973
Diluted	**28,054**	32,024	31,567

See accompanying Notes to Consolidated Financial Statements.

COHERENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

Three Years in the Period Ended September 27, 2008

(In thousands)

	Common Stock Shares	Common Stock Par Value	Add. Paid-in Capital	Deferred Stock Comp.	Notes Rec. From Stock Sales	Accum. Other Comp. Income	Retained Earnings	Total
Balances, October 1, 2005	31,173	$309	$353,230	$(3,699)	$(324)	$32,014	$258,140	$639,670
Components of comprehensive income:								
Net income	—	—	—	—	—	—	45,394	45,394
Translation adjustment, net of tax	—	—	—	—	—	14,681	—	14,681
Unrealized gain on available for sale securities, net of tax	—	—	—	—	—	19	—	19
Net loss on derivative instruments, net of tax	—	—	—	—	—	(21)	—	(21)
Total comprehensive income								60,073
Effect on deferred stock compensation upon adoption of SFAS 123(R)	—	—	(3,699)	3,699	—	—	—	—
Amortization, issuance and forfeitures of restricted stock	51	—	2,059	—	—	—	—	2,059
Sales of shares under Employee Stock Option Plan	722	7	19,598	—	—	—	—	19,605
Sales of shares under Employee Stock Purchase Plan	188	2	4,653	—	—	—	—	4,655
Stock compensation expense	—	—	12,403	—	—	—	—	12,403
Tax benefit of Employee Stock Option Plan	—	—	1,289	—	—	—	—	1,289
Repurchases of Common Stock	(722)	(7)	(22,243)	—	—	—	—	(22,250)
Balances, September 30, 2006	31,412	311	367,290	—	(324)	46,693	303,534	717,504
Components of comprehensive income:								
Net income	—	—	—	—	—	—	15,951	15,951
Translation adjustment, net of tax	—	—	—	—	—	23,755	—	23,755
Unrealized gain on available for sale securities, net of tax	—	—	—	—	—	187	—	187
Net gain on derivative instruments, net of tax	—	—	—	—	—	37	—	37
Total comprehensive income	—	—	—	—	—	—	—	39,930
Amortization, issuance and forfeitures of restricted stock	1		(225)	—	—	—	—	(225)
Sales of shares under Employee Stock Option Plan	52	1	1,260	—	—	—	—	1,261
Sales of shares under Employee Stock Purchase Plan	87	1	2,521	—	—	—	—	2,522
Stock compensation expense	—	—	9,648	—	—	—	—	9,648
Tax benefit of Employee Stock Option Plan	—	—	22	—	—	—	—	22
Collection of notes receivable	—	—	—	—	324	—	—	324
Balances, September 29, 2007	31,552	313	380,516	—	—	70,672	319,485	770,986
Components of comprehensive income:								
Net income	—	—	—	—	—	—	23,403	23,403
Translation adjustment, net of tax	—	—	—	—	—	8,247	—	8,247
Unrealized gain on available for sale securities, net of tax	—	—	—	—	—	165	—	165
Net gain on derivative instruments, net of tax	—	—	—	—	—	5	—	5
Total comprehensive income	—	—	—	—	—	—	—	31,820
Amortization, issuance and forfeitures of restricted stock	(32)	1	(884)	—	—	—	—	(883)
Sales of shares under Employee Stock Option Plan	643	7	16,501	—	—	—	—	16,508
Stock compensation expense	—	—	8,982	—	—	—	—	8,982
Tax benefit of Employee Stock Option Plan	—	—	665	—	—	—	—	665
Repurchases of Common Stock	(7,972)	(80)	(228,134)	—	—	—	—	(228,214)
Cumulative effect of adoption of FIN 48	—	—	—	—	—	—	(1,429)	(1,429)
Balances, September 27, 2008	24,191	$241	$177,646	$—	$—	$79,089	$341,459	$598,435

See accompanying Notes to Consolidated Financial Statements.

COHERENT, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Cash flows from operating activities:			
Net income	**$23,403**	$15,951	$45,394
Adjustments to reconcile net income to net cash provided by operating activities:			
Purchased in-process research and development	**—**	2,200	690
Non-cash restructuring and other charges (recoveries)	**3,111**	(128)	97
Depreciation and amortization	**23,319**	25,822	26,270
Amortization of intangible assets	**8,651**	8,152	9,207
Stock based compensation	**8,809**	9,937	13,995
Excess tax benefit from stock-based compensation arrangements	**(749)**	(77)	(858)
Tax benefit from employee stock options	**665**	22	1,289
Deferred income taxes	**(1,642)**	2,037	(16,484)
Loss on disposal of property and equipment	**417**	10,722	—
Equity in loss of joint ventures	**—**	—	90
Other non-cash expense	**208**	506	641
Non-cash impact of sale of CIOL	**—**	(1,993)	—
Non-cash write-off of Excel acquisition cost	**—**	491	1,945
Amortization of bond issue costs	**—**	5,139	624
Changes in assets and liabilities, net of effect of acquisitions:			
Accounts receivable	**9,049**	12,211	(22,947)
Inventories	**(6,491)**	(8,377)	3,333
Prepaid expenses and other assets	**7,019**	(9,751)	191
Other assets	**2,902**	(5,208)	(2,973)
Accounts payable	**(1,085)**	(1,683)	9,834
Income taxes payable/receivable	**1,717**	(3,347)	(742)
Other current liabilities	**(8,837)**	3,356	6,839
Other long-term liabilities	**(2,104)**	637	2,347
Net cash provided by operating activities	**68,362**	66,619	78,782
Cash flows from investing activities:			
Purchases of property and equipment	**(22,612)**	(21,693)	(17,225)
Proceeds from dispositions of property and equipment	**12,863**	24,630	1,806
Purchases of available-for-sale securities	**(109,846)**	(339,107)	(89,444)
Proceeds from sales and maturities of available-for-sale securities	**151,362**	341,978	174,084
Acquisition of businesses, net of cash acquired	**—**	(14,228)	(5,942)
Change in restricted cash	**(109)**	5	12,684
Premiums paid for life insurance contracts	**—**	(2,800)	—
Proceeds from sale of CIOL	**6,519**	—	—
Other-net	**—**	3	(570)
Net cash provided by (used in) investing activities	**38,177**	(11,212)	75,393

(continued)

	Year Ended		
	September 27, 2008	September 29, 2007	September 30, 2006
Cash flows from financing activities:			
Short-term borrowings	**$371**	—	—
Short-term repayments	**(370)**	—	(12,741)
Long-term debt borrowings	**—**	(200)	1,387
Long-term debt repayments	**—**	(200,002)	(155)
Cash overdrafts increase (decrease)	**(855)**	(1,854)	493
Repayments of capital lease obligations	**(9)**	(7)	(2)
Repurchase of common stock	**(228,214)**	—	(22,250)
Proceeds received from issuance of convertible subordinated notes	**—**	—	200,000
Debt issuance costs	**—**	—	(5,612)
Issuance of common stock under employee stock option and purchase plans	**16,509**	3,783	24,260
Excess tax benefits from stock-based compensation arrangements	**749**	77	858
Collection of notes receivable from stock sales	**—**	324	—
Net cash provided by (used in) financing activities	**(211,819)**	(197,879)	186,238
Effect of exchange rate changes on cash and cash equivalents	**3,179**	13,168	7,311
Net increase (decrease) in cash and cash equivalents	**(102,101)**	(129,304)	347,724
Cash and cash equivalents, beginning of year	**315,927**	445,231	97,507
Cash and cash equivalents, end of year	**$213,826**	$315,927	$445,231
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	**$577**	$6,397	$4,360
Income taxes	**$18,781**	$17,038	$16,551
Cash received during the year for:			
Income taxes	**$4,213**	$1,253	$888
Noncash investing and financing activities:			
Net issuances (retirements) of restricted stock awards	**$(883)**	$(225)	$48
Unpaid property and equipment	**$1,052**	$1,584	$1,241
Borrowings under capital leases	**$—**	$—	$35

(concluded)

See accompanying Notes to Consolidated Financial Statements

1. DESCRIPTION OF BUSINESS

Founded in 1966, Coherent, Inc. provides photonics-based solutions for commercial and scientific research applications. We design and manufacture a diversified selection of photonics products and solutions, primarily lasers, precision optics and related accessories. Headquartered in Santa Clara, California, we have worldwide operations including research and development, manufacturing, sales, service and support capabilities.

2. SIGNIFICANT ACCOUNTING POLICIES

Fiscal Year

Our fiscal year ends on the Saturday closest to September 30. Fiscal years 2008, 2007 and 2006 ended on September 27, September 29, and September 30, respectively, and are referred to in these financial statements as fiscal 2008, fiscal 2007, and fiscal 2006 for convenience. All fiscal years included 52 weeks. The fiscal years of the majority of our international subsidiaries end on September 30. Accordingly, the financial statements of these subsidiaries as of that date and for the years then ended have been used for our consolidated financial statements. Management believes that the impact of the use of different year-ends is immaterial to our consolidated financial statements taken as a whole.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Presentation

The consolidated financial statements include the accounts of Coherent, Inc. and its majority-owned subsidiaries (collectively, "the Company", "we", "our", or "Coherent"). Intercompany balances and transactions have been eliminated. Investments in business entities in which we do not have control, but have the ability to exercise significant influence over operating and financial policies (generally 20-50% ownership) are accounted for by the equity method.

Correction of Error in Consolidated Statements of Cash Flows

In July 2008, we determined that the purchase and sale activity of securities classified as cash equivalents had been improperly included in the presentation of purchases and sales of investments within the investing section of the statement of cash flows within the captions "Purchases of available-for-sale securities" and "Proceeds from sales and maturities of available-for-sale securities." As a result, we have corrected this error in the accompanying statements of cash flows for fiscal 2007 and fiscal 2006 by removing the purchases, sales and maturities of the securities classified as cash equivalents from the amounts previously reported. The correction of the error does not change the net effect of these purchases, maturities and sales of available for sale securities within cash flows from investing activities. All amounts discussed are in thousands. For fiscal 2007, we previously reported purchases of available for sale securities of $831,764, which we have reduced by $492,657 of purchases related to cash equivalents to purchases of $339,107, as corrected. For fiscal 2007, we previously reported sales and maturities of available-for-sale securities of $834,635, which we have reduced by $492,657 of sales and maturities related to cash equivalents to maturities and sales of $341,978, as corrected. For fiscal 2006, we previously reported purchases of available for sale securities of $281,545, which we have reduced by $192,101 of purchases related to cash equivalents to purchases of $89,444, as corrected. For fiscal 2006, we previously reported sales and maturities of available-for-sale securities of $366,185, which we have reduced by $192,101 of sales and maturities related to cash equivalents to maturities and sales of $174,084, as corrected.

Fair Value of Financial Instruments

The carrying amounts of certain of our financial instruments including cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities approximate fair value due to their short maturities. Short-term investments are comprised of available-for-sale securities, which are carried at fair value. Other non-current assets include trading securities related to our deferred compensation plans, which are carried at fair value. The recorded carrying amount of our long-term obligations approximates fair value at fiscal 2008 year-end. Foreign exchange contracts are stated at fair value based on prevailing financial market information.

Cash Equivalents

All highly liquid investments with maturities of three months or less at the time of purchase are classified as cash equivalents.

Concentration of Credit Risk

Financial instruments that may potentially subject us to concentrations of credit risk consist principally of cash equivalents, short-term investments and accounts receivable. At fiscal 2008 year-end, the majority of our short-term investments are in commercial paper, corporate obligations, bank certificates of deposit and federal agency obligations. Cash equivalents and short-term investments are maintained with several financial institutions and may exceed the amount of insurance provided on such balances. The majority of our accounts receivable are derived from sales to customers for commercial applications. We perform ongoing credit evaluations of our customers' financial condition and limit the amount of credit extended when deemed necessary but generally require no collateral. We maintain reserves for potential credit losses. Our products are broadly distributed and there were no customers who accounted for more than 10% of accounts receivable at fiscal 2008 year-end. One customer accounted for 10.5% of accounts receivable at fiscal 2007 year-end, there were no other customers who accounted for more than 10%.

Accounts Receivable Allowances

Accounts receivable allowances reflect our best estimate of probable losses inherent in our accounts receivable balance. We regularly review allowances by considering factors such as historical experience, credit quality, the age of the accounts receivable balances and current economic conditions that may affect a customer's ability to pay. Activity in accounts receivable allowance is as follows (in thousands):

	Fiscal year-end		
	2008	2007	2006
Beginning balance	**$2,918**	$3,275	$3,136
Additions charged to expenses	**1,246**	1,698	3,378
Deductions from reserves	**(1,670)**	(2,055)	(3,239)
Ending balance	**$2,494**	$2,918	$3,275

Inventories

Inventories are stated at the lower of cost (first-in, first-out) or market. Inventories are as follows (in thousands):

	Fiscal year-end	
	2008	2007
Purchased parts and assemblies	**$36,919**	$29,786
Work-in-process	**46,128**	44,368
Finished goods	**37,472**	38,739
Inventories	**$120,519**	$112,893

Property and Equipment

Property and equipment are stated at cost and are depreciated or amortized using the straight-line method. Cost, accumulated depreciation and amortization and estimated useful lives are as follows (in thousands):

	Fiscal year-end		
	2008	2007	Useful Life
Land	$6,289	$6,260	
Buildings and improvements	68,120	67,166	5-40 years
Equipment, furniture and fixtures	199,099	191,050	3-10 years
Leasehold improvements	14,513	13,630	Lesser of useful life or terms of lease
	288,021	278,106	
Accumulated depreciation and amortization	(187,025)	(173,801)	
Property and equipment, net	$100,996	$104,305	

In September 2007, we sold our Condensa building in Santa Clara, California for approximately $24.8 million, resulting in a capital gain of approximately $3.6 million. In the third quarter of fiscal 2007, as part of a plan to consolidate facilities, we moved our operations from that facility to other existing facilities and classified the property as held for sale. The net book value of the land was approximately $12.9 million and the net book value of the building and improvements was approximately $8.3 million. In September 2007, as part of a plan to consolidate facilities, we also sold our Auburn campus in Auburn, California, for approximately $9.8 million and incurred related expenses of $0.7 million, resulting in a loss of approximately $12.6 million. We have leased back a portion of the campus on a month-to-month basis. The net book value of the building and improvements was approximately $21.7 million. We did not recognize any tax benefit on the net loss of $9.0 million generated by the Condensa and Auburn transactions since it is not considered realizable. See Note 15.

Asset Retirement Obligations

We account for our asset retirement obligations in accordance with SFAS No. 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"). SFAS 143 requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The fair value of the liability is added to the carrying amount of the associated asset and this additional carrying amount is depreciated over the life of the asset. All of our existing asset retirement obligations are associated with commitments to return property subject to original condition upon lease termination at various sites and costs to clean up and dispose of certain fixed assets at our Finland site. We estimated that as of fiscal 2008 year-end, gross expected future cash flows of $1.9 million would be required to fulfill these obligations.

The following table reconciles changes in our asset retirement liability, which is reported in other long-term liabilities on our consolidated balance sheets, for fiscal 2008 and 2007 (in thousands):

Asset retirement liability as of September 30, 2006	$1,765
Additional obligation	46
Adjustment to asset retirement obligations recognized	(716)
Accretion recognized	152
Changes due to foreign currency exchange	9
Asset retirement liability as of September 29, 2007	1,256
Adjustment to asset retirement obligations recognized	54
Accretion recognized	84
Changes due to foreign currency exchange	70
Asset retirement liability as of September 27, 2008	$1,464

Long-lived Assets

We account for long-lived assets in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"). Accordingly, we evaluate the carrying value of long-lived assets, including intangible assets, whenever events or changes in business circumstances or our planned use of long-lived assets indicate that their carrying amounts may not be fully recoverable or that their useful lives are no longer appropriate. Reviews are performed to determine whether the carrying values of long-lived assets are impaired based on a comparison to the undiscounted expected future net cash flows. If the comparison indicates that impairment exists, long-lived assets that are classified as held and used are written down to their respective fair values. When long-lived assets are classified as held for sale, they are written down to their respective fair values less costs to sell. Significant management judgment is required in the forecast of future operating results that is used in the preparation of expected undiscounted cash flows.

Goodwill

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets," ("SFAS 142") goodwill is tested for impairment on an annual basis and between annual tests in certain circumstances, and written down when impaired (see Note 6). Under SFAS 142, goodwill is tested for impairment by comparing the respective fair value with the respective carrying value of the reporting unit. Fair value is determined using a discounted cash flow methodology. Absent any impairment indicators, we perform our annual impairment tests at the beginning of the fourth quarter of each fiscal year using the balance sheet as of the end of the third fiscal quarter.

Intangible Assets

Intangible assets, including acquired existing technology, customer lists, trade name, non-compete agreements, patents and order backlog are amortized on a straight-line basis over estimated useful lives of one year to fifteen years.

Warranty Reserves

We provide warranties on certain of our product sales and allowances for estimated warranty costs are recorded during the period of sale. The determination of such allowances requires us to make estimates of product return rates and expected costs to repair or replace the products under warranty. We currently establish warranty reserves based on historical warranty costs for each product line. The weighted average warranty period covered is nearly 15 months. If actual return rates and/or repair and replacement costs differ significantly from our estimates, adjustments to cost of sales may be required in future periods.

Revenue Recognition

We recognize revenue when all four revenue recognition criteria have been met: persuasive evidence of an arrangement exists, the product has been delivered or the service has been rendered, the price is fixed or determinable and collection is probable. Revenue from product sales is recorded when all of the foregoing conditions are met and risk of loss and title passes to the customer. Our products typically include a warranty and the estimated cost of product warranty claims (based on historical experience) is recorded at the time the sale is recognized. The weighted average warranty period covered is nearly 15 months. Sales to customers are generally not subject to any price protection or return rights.

The vast majority of our sales are made to original equipment manufacturers ("OEMs"), distributors, resellers and end-users in the non-scientific market. Sales made to these customers do not require installation of the products by us and are not subject to other post-delivery obligations, except in occasional instances where we have agreed to perform installation or provide training. In those instances, we defer revenue related to installation services or training until these services have been rendered. We allocate revenue from multiple element arrangements to the various elements based upon relative fair values.

2. SIGNIFICANT ACCOUNTING POLICIES

Our sales to distributors, resellers and end-user customers typically do not have customer acceptance provisions and only certain of our sales to OEM customers have customer acceptance provisions. Customer acceptance is generally limited to performance under our published product specifications. For the few product sales that have customer acceptance provisions because of other than published specifications, (1) the products are tested and accepted by the customer at our site or by the customer's acceptance of the results of our testing program prior to shipment to the customer, or (2) the revenue is deferred until customer acceptance occurs.

Sales to end-users in the scientific market typically require installation and, thus, involve post-delivery obligations; however, our post-delivery installation obligations are not essential to the functionality of our products. We defer revenue related to installation services until completion of these services.

For most products, training is not provided; therefore, no post-delivery training obligation exists. However, when training is provided to our customers, it is typically priced separately and is recognized as revenue after these services have been provided.

Research and Development

Research and development expenses include salaries, contractor and consultant fees, supplies and materials, as well as costs related to other overhead such as depreciation, facilities, utilities and other departmental expenses. The costs we incur with respect to internally developed technology and engineering services are included in research and development expenses as incurred as they do not directly relate to any particular licensee, license agreement or license fee.

We treat third party and government funding of our research and development activity, where we are the primary beneficiary of such work conducted, as a credit to research and development cost. Amounts offset against research and development costs were not material in any of the periods presented.

Foreign Currency Translation

The functional currencies of our foreign subsidiaries are generally their respective local currencies. Accordingly, gains and losses from the translation of the financial statements of the foreign subsidiaries are reported as a separate component of accumulated other comprehensive income ("OCI"). Foreign currency transaction gains and losses are included in earnings.

Derivatives

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133") as amended, requires that all derivatives, whether designated in hedging relationships or not, be recorded on the balance sheet at fair value. If the derivative is designated as a fair value hedge, the changes in the fair value of the derivative and of the hedged item attributable to the hedged risk are recognized in earnings. If the derivative is designated as a cash flow hedge, the effective portions of the changes in the fair value of the derivative are recorded in OCI and are recognized in the income statement when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized in other income (expense).

Our objective of holding derivatives is to minimize the risks of foreign currency fluctuation by using the most effective methods to eliminate or reduce the impact of these exposures. Principal currencies hedged include the Euro, Japanese Yen, British Pound, Canadian Dollar and Korean Won.

For foreign currency forward contracts under SFAS 133, hedge effectiveness is measured by comparing the cumulative change in the hedge contract with the cumulative change in the hedged item, both of which are based on forward rates. For foreign currency option contracts under SFAS 133, hedge effectiveness is asserted when the critical elements representing the total changes in the option's cash flows continue to match the related elements of the hedged forecasted transaction. Should discrepancies arise, effectiveness is measured by comparing the change in option value and the change in value of a hypothetical derivative mirroring the critical elements of the forecasted transaction.

Forwards not designated as hedging instruments under SFAS 133 are also used to hedge the impact of the variability in exchange rates on accounts receivable and collections denominated in certain foreign currencies. Our forward contracts have maturities of three months or less and changes in fair value of these derivatives are recognized in other income (expense).

Comprehensive Income (Loss)

Comprehensive income (loss) is defined as the change in equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources and is presented in our Consolidated Statements of Stockholders' Equity and in Note 13, "Accumulated Other Comprehensive Income (Loss)."

Earnings Per Share

Basic earnings per share is computed based on the weighted average number of shares outstanding during the period, excluding unvested restricted stock. Diluted earnings per share is computed based on the weighted average number of shares outstanding during the period increased by the effect of dilutive stock options, awards including restricted stock and stock purchase contracts using the treasury stock method.

In September 2004, the Emerging Issues Task Force ("EITF") reached final consensus on EITF No. 04-8, "The Effect of Contingently Convertible Instruments on Diluted Earnings per Share", that contingently convertible debt should be treated as convertible debt and included in the calculation of diluted earnings per share ("EPS"). The assumed proceeds from our previous $200.0 million 2.75% convertible subordinated notes (see Note 9) under the treasury stock method were calculated by subtracting the aggregate weighted- average conversion price from the average market price of the shares related to the contingently convertible debt. As the market price for our shares did not reach the conversion price at any point during fiscal 2007 or 2006 while the contingently convertible debt was outstanding, there was no dilutive effect in our diluted EPS calculation under the treasury stock method. Therefore we did not include any shares related to the convertible subordinated notes, in accordance with the provisions of EITF No. 90-19, "Convertible Bonds With Issuer Option to Settle in Cash Upon Conversion" and SFAS No. 128, "Earnings Per Share".

The following table presents information necessary to calculate basic and diluted earnings per share (in thousands, except per share data):

	Fiscal		
	2008	**2007**	**2006**
Weighted average shares outstanding(1)—Basic	**27,505**	31,398	30,973
Dilutive effect of employee stock plans	**549**	626	594
Weighted average shares outstanding—Diluted	**28,054**	32,024	31,567
Net income	**$23,403**	$15,951	$45,394
Net income—basic	**$0.85**	$0.51	$1.47
Net income—diluted	**$0.83**	$0.50	$1.44

(1) Net of restricted stock

A total of 2,265,373, 1,369,385 and 850,774 potentially dilutive securities have been excluded from the dilutive share calculation for fiscal 2008, 2007 and 2006, respectively, as their effect was anti-dilutive.

Stock-Based Compensation

We account for share-based compensation using the fair value recognition provisions of SFAS 123(R), "Share-Based Payment." We estimate the fair value of stock options granted using the Black-Scholes Merton model. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. We amortize the fair value of stock options on a straight-line basis over the requisite service periods of the awards, which are generally the vesting periods. We value restricted stock units using the intrinsic value method. We amortize the value of restricted stock units on a straight-line basis over the restriction period. See Note 12 for a description of our share-based employee compensation plans and the assumptions we use to calculate the fair value of share-based employee compensation.

Advertising Costs

Advertising costs are expensed as incurred and were $2.3 million, $2.6 million and $2.4 million in fiscal 2008, fiscal 2007 and fiscal 2006, respectively.

Income Taxes

As part of the process of preparing our consolidated financial statements, we are required to estimate our income tax provision (benefit) in each of the jurisdictions in which we operate. This process involves estimating our current income tax provision (benefit) together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within our consolidated balance sheets.

We record a valuation allowance to reduce our deferred tax assets to an amount that more likely than not will be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would be able to realize our deferred tax assets in the future in excess of our net recorded amount, an adjustment to the allowance for the deferred tax asset would increase income in the period such determination was made. Likewise, should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the allowance for the deferred tax asset would be charged to income in the period such determination was made.

Federal income taxes have not been provided for on a portion of the unremitted earnings of foreign subsidiaries because such earnings are intended to be permanently reinvested. The total amount of unremitted earnings of foreign subsidiaries for which we have not yet recorded federal income taxes was approximately $86.0 million at fiscal 2008 year end. In addition to federal income taxes (which are not practicably determinable), withholding taxes of approximately $3.8 million would be payable upon repatriation of such earnings which would result in additional foreign tax credits.

Recent Accounting Pronouncements

In June 2006, the Financial Accounting Standards Board ("FASB") issued Financial Interpretation No. ("FIN") 48, "Accounting for Uncertainty in Income Taxes," ("FIN 48") which clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards ("SFAS") No.109, "Accounting for Income Taxes." FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. It also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. In addition, in May 2007, the FASB issued FASB Staff Position ("FSP") No. FIN 48-1, "Definition of Settlement in FASB Interpretation No. 48,"("FSP FIN 48-1") to amend FIN 48 by providing that previously unrecognized tax benefits can be recognized when the tax positions are effectively settled upon examination by a taxing authority. According to FSP FIN 48-1, an enterprise's tax position will be considered effectively settled if the taxing authority has completed its examination, the enterprise does not plan to appeal, and the possibility is remote that the taxing authority would reexamine the tax position in the future. We adopted FIN 48 and FSP FIN 48-1 for fiscal year 2008 beginning September 30, 2007. The cumulative effect of applying the provisions of FIN 48 and FSP FIN 48-1 was a decrease of approximately $1.4 million in retained earnings at the beginning of fiscal 2008. See Note 15, "Income Taxes", for additional information, including the effects of adoption on the Company's Consolidated Financial Statements.

In June 2006, the FASB ratified the consensus on Emerging Issues Task Force ("EITF") Issue No. 06-3, "How Taxes Collected from Customers and Remitted to Governmental Authorities Should Be Presented in the Income Statement" ("EITF 06-3") which requires a policy be adopted to present externally imposed taxes on revenue producing transactions on either a gross or net basis. Coherent's policy is to present such taxes on a gross basis. Gross or net presentation may be elected for each different type of tax, but similar taxes should be presented consistently. Taxes within the scope of this issue would include taxes that are imposed on a revenue transaction between a seller and a customer. We adopted EITF 06-3 for our fiscal year beginning September 30, 2007. The adoption of EITF 06-3 did not have a material impact on our consolidated financial statements.

In December 2007, the FASB ratified the EITF's Consensus for Issue No. 07-1, "Accounting for Collaborative Arrangements" ("EITF 07-1"), which defines collaborative arrangements and establishes reporting requirements for transactions between participants in a collaborative arrangement and between participants in the arrangement and third parties. EITF 07-1 will become effective beginning with our first fiscal quarter of 2009. We do not expect the adoption of EIFT 07-01 to have a material impact on our consolidated financial position and results of operations.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value in accordance with GAAP, and expands disclosures about fair value measurements. SFAS 157 is effective for us for interim periods within our fiscal year beginning September 28, 2008. We do not expect that the adoption in fiscal 2009 of SFAS 157 for financial assets and financial liabilities will have a significant impact on our consolidated financial position and results of operations. In February 2008, the FASB issued FASB Staff Position FAS 157-2, *Effective Date of FASB Statement No. 157* which delayed the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis, until January 1, 2009. We have not yet determined the impact that the implementation of SFAS 157 will have on our non-financial assets and liabilities; however we do not anticipate it to significantly impact our consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, "*The Fair Value Option for Financial Assets and Financial Liabilities*" ("SFAS 159"). SFAS 159 expands the use of fair value accounting but does not affect existing standards, which require assets or liabilities to be carried at fair value. Under SFAS 159, a company may elect to use fair value to measure certain financial assets and financial liabilities, on an instrument-by-instrument basis. If the fair value option is elected, unrealized gains and losses on existing items for which fair value has been elected are reported as a cumulative adjustment to beginning retained earnings. Subsequent to the adoption of SFAS 159, changes in fair value are recognized in earnings. SFAS 159 is effective for us for our fiscal year beginning September 28, 2008. We do not expect the adoption of SFAS 159 to have an effect on our consolidated financial position and results of operations.

In December 2007, the FASB issued SFAS No. 141 (revised 2007) "Business Combinations" ("SFAS 141(R)"). SFAS 141(R) retains the fundamental requirements of the original pronouncement requiring that the purchase method be used for all business combinations. SFAS 141(R) defines the acquirer as the entity that obtains control of one or more businesses in the business combination, establishes the acquisition date as the date that the acquirer achieves control and requires the acquirer to recognize the assets acquired, liabilities assumed and any noncontrolling interest at their fair values as of the acquisition date. SFAS 141(R) also requires that acquisition related costs be recognized separately from the acquisition. SFAS 141(R) is effective for us for acquisitions after the beginning of our fiscal year 2010.

In March 2008, the FASB issued SFAS No. 161, *"Disclosures about Derivative Instruments and Hedging Activities—an amendment of SFAS No. 133"* ("SFAS 161"). This statement changes the disclosure requirements for derivative instruments and hedging activities. SFAS 161 requires us to provide enhanced disclosures about (a) how and why we use derivative instruments, (b) how derivative instruments and related hedged items are accounted for under SFAS 133, *Accounting for Derivative Instruments and Hedging Activities,* and its related interpretations, and (c) how derivative instruments and related hedged items affect our financial position, financial performance, and cash flows. SFAS 161 is effective for our interim period beginning December 28, 2008. We are currently assessing the impact that the adoption of SFAS 161 will have on the disclosures to our consolidated financial statements.

In April 2008, the FASB issued FASB Staff Position No. SFAS 142-3, "*Determination of the Useful Life of Intangible Assets*" ("FSP SFAS 142-3"). FSP SFAS 142-3 amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under SFAS No. 142, "*Goodwill and Other Intangible Assets*" ("SFAS 142"). The intent of FSP SFAS 142-3 is to improve the consistency between the useful life of a recognized intangible asset under SFAS 142 and the period of expected cash flows used to measure the fair value of the asset under SFAS 141(R) and other applicable accounting literature. FSP SFAS 142-3 is effective for financial statements issued for fiscal years beginning after December 15, 2008 and must be applied prospectively to intangible assets acquired after the effective date. We will evaluate the potential impact of FSP SFAS 142-3 on acquisitions on a prospective basis.

In May 2008, the FASB issued SFAS No. 162 "*The Hierarchy of Generally Accepted Accounting Principles*" ("SFAS 162"). This statement is intended to improve financial reporting by identifying a consistent framework, or hierarchy, for selecting accounting principles to be used in preparing financial statements of nongovernmental entities that are presented in conformity with GAAP. This statement will be effective 60 days following the U.S. Securities and Exchange Commission's approval of the Public Company Accounting Oversight Board amendment to AU Section 411, "*The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles.*" We are currently evaluating the potential impact, if any, of the adoption of SFAS 162 on our consolidated financial position, results of operations and cash flows.

3. RESTRUCTURING ACTIVITIES

On April 16, 2008, we announced that we entered into an agreement to sell certain assets of our Auburn Optics manufacturing operation to Research Electro- Optics, Inc. ("REO"), a privately held optics manufacturing and technology company. We also entered into a strategic supply agreement with REO. REO will provide optical manufacturing capabilities for us, including fabrication and coating of optical components. The transition of the optics manufacturing assets from Auburn to REO is expected to be completed no later than the end of the second quarter of fiscal 2009. The transition has resulted in charges primarily for employee terminations, supplier qualification, moving costs for related equipment, and other exit related costs associated with a plan approved by management.

During fiscal 2008, we consolidated our German DPSS manufacturing into our Lübeck, Germany site. The transfer was completed in the fourth quarter of fiscal 2008. On October 13, 2008, we announced the consolidation of the remainder of our Munich facility into our Göttingen site. The transfer is scheduled for completion by the end of our third quarter of fiscal 2009. The transfer has resulted in charges primarily for a grant repayment liability, employee termination and other exit related costs associated with a plan approved by management.

At fiscal 2008 and 2007 year-ends, we had \$3.6 million and \$0.5 million, respectively, accrued as a current liability on our consolidated balance sheet for restructuring charges. We recognize restructuring costs in accordance with SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." Restructuring charges in fiscal 2008 are recorded in cost of sales, research and development and selling, general and administrative expenses in our consolidated statements of operations. The following table sets forth an analysis of the components of the restructuring charges, payments made against the accrual and other provisions for fiscal 2008 and 2007 (in thousands):

	Severance Related	Facilities Related Charges	Other Restructuring Costs	Total
Balance, September 30, 2006	$—	$1,616	$—	$1,616
Provision	—	406	—	406
Deductions for rent payments	—	(1,546)	—	(1,546)
Balance, September 29, 2007	—	476	—	476
Provision	3,654	75	2,075	5,804
Deductions for payments	(1,073)	(532)	(1,088)	(2,693)
Balance, September 27, 2008	$2,581	$19	$987	$3,587

The current year severance related costs are primarily comprised of severance pay, outplacement services, medical and other related benefits for employees being terminated due to the transition of activities out of Auburn, California. The remaining severance related restructuring accrual balance of approximately $2.6 million at September 27, 2008 is expected to result in cash expenditures through the third quarter of fiscal 2009. The other restructuring costs are primarily for a grant repayment liability, project management fees and other exit related costs associated with a plan approved by management.

4. BUSINESS COMBINATIONS

Nuvonyx, Inc.

On April 24, 2007, we acquired Nuvonyx, Inc., a technology leader in high-power laser diode components, arrays, and industrial laser systems for materials processing and defense applications for approximately $14.0 million in cash, net of acquisition costs of $0.3 million. Nuvonyx produces high power arrays with powers in excess of 50 Kilowatts through its proprietary cooling and stacking technologies. The industrial laser systems are used for cladding and hardening of metals, joining materials, and other materials processing applications. We have accounted for the acquisition of Nuvonyx's assets as a business combination and the operating results of Nuvonyx have been included in our consolidated financial statements from the date of acquisition. Our allocation of the purchase price is as follows (in thousands):

Tangible assets	$5,345
Goodwill	6,882
In-process research and development (IPR&D)	2,200
Intangible assets:	
Existing technology	1,800
Customer lists	900
Non-compete agreements	140
Backlog	60
Trade name	20
Deferred tax liabilities	(1,256)
Liabilities assumed	(1,826)
Total	$14,265

The goodwill recognized from this acquisition resulted primarily from anticipated increases in market share and synergies of combining this entity and has been included in our Commercial Lasers and Components segment. None of the goodwill from this purchase is deductible for tax purposes. The identifiable intangible assets are being amortized over their respective useful lives of one to five years.

At the date of acquisition, we immediately charged $2.2 million to expense, representing purchased IPR&D related to two development projects that had not yet reached technological feasibility and had, in management's opinion, no alternative future use. The assigned value was determined by estimating the costs to develop the acquired in-process technology into commercially viable products, estimating the net cash flows from such project, and discounting the net cash flows back to its present value. Separate projected cash flows were prepared for both the existing, as well as the in-process projects. The key assumptions used in the valuation include, among others, the expected completion date of the in-process project identified as of the acquisition date, the estimated costs to complete the project, revenue contribution and expense projection assuming the resulting products have entered the market, and the discount rate based on the risks associated with the development life cycle of the in-process technology acquired. The discount rate used in the present value calculations was obtained from a weighted-average cost of capital analysis, adjusted upward to account for the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability level of such technology, and the uncertainty of technological advances that could potentially impact the estimates. Projected net cash flows were based on estimates of revenue and operating profit (loss) of the project. At September 27, 2008, one project has been put on hold and the other is expected to become commercially viable in fiscal 2009 with approximately $1.8 million of estimated expenditures to complete.

Unaudited pro forma results of operations had the acquisition taken place at the beginning of fiscal 2007 would have resulted in net sales of $606.1 million, net income of $16.4 million, and net income per basic and diluted share of $0.52 and $0.51, respectively, for fiscal 2007. Unaudited pro forma results of operations had the acquisition taken place at the beginning of fiscal 2006 would have resulted in net sales of $589.9 million, net income of $41.5 million, and net income per basic and diluted share of $1.34 and $1.31, respectively, for fiscal 2006.

These unaudited pro forma results are not necessarily indicative of the results that actually would have been obtained had the acquisition been in effect for the periods described or that may be obtained in the future.

Excel Technology, Inc.

On February 21, 2006, we entered into a definitive agreement to acquire Excel Technology, Inc. ("Excel"), a manufacturer of photonics-based solutions, consisting of laser systems and electro-optical components, primarily for industrial, commercial, and scientific applications. On October 25, 2006 we received a prohibition order from the German Federal Cartel Office (FCO) regarding our proposed acquisition. The acquisition had previously been approved by antitrust authorities in the United States. On November 1, 2006, we received notice from Excel that it was terminating the merger agreement. As a result, our fiscal 2006 results include a charge of $5.9 million for previously capitalized costs related to the terminated merger agreement, and our fiscal 2007 results include a pretax charge of $0.3 million for additional costs incurred during the period related to the terminated merger agreement.

Iolon, Inc.

On November 10, 2005, we acquired the assets of privately held Iolon, Inc. (Iolon) of San Jose, California for approximately $4.9 million in cash, net of acquisition costs of $0.1 million. Iolon designs and manufactures optical components including widely tunable lasers and filters. We intend to utilize the acquired technology in our core portfolio. We have accounted for the acquisition of Iolon's assets as a business combination and the operating results of Iolon have been included in our consolidated financial statements from the date of acquisition. Our allocation is as follows (in thousands):

Tangible assets	$1,678
Goodwill	785
In-process research and development (IPR&D)	690
Intangible assets:	
Existing technology	1,800
Total	$4,953

The goodwill recognized from this acquisition resulted primarily from anticipated increases in market share from implementing the acquired technology into our core products and has been included in our Commercial Lasers and Components segment. All of the goodwill from this purchase is expected to be deductible for tax purposes. The existing technology is being amortized over an estimated useful life of eight years.

At the date of acquisition, we immediately charged $0.7 million to expense, representing purchased IPR&D related to a development project that had not yet reached technological feasibility and had, in management's opinion, no alternative future use. The assigned value was determined by estimating the costs to develop the acquired in-process technology into commercially viable products, estimating the net cash flows from such project, and discounting the net cash flows back to its present value. Separate projected cash flows were prepared for both the existing, as well as the in-process projects. The key assumptions used in the valuation include, among others, the expected completion date of the in-process project identified as of the acquisition date, the estimated costs to complete the project, revenue contribution and expense projection assuming the resulting products have entered the market, and the discount rate based on the risks associated with the development life cycle of the in-process technology acquired. The discount rate used in the present value calculations was obtained from a weighted-average cost of capital analysis, adjusted upward to account for the inherent uncertainties surrounding the successful development of the in-process research and development, the expected profitability level of such technology, and the uncertainty of technological advances that could potentially impact the estimates. Projected net cash flows were based on estimates of revenue and operating profit (loss) of the project. The project became commercially viable in the second quarter of fiscal 2006.

Pro forma financial information has been excluded as the information is considered immaterial.

Lambda Physik

On June 3, 2003, we initiated a tender offer to purchase the 5,250,000 (39.62%) outstanding shares of our Lambda Physik subsidiary that were owned by other shareholders (the minority interest) for approximately $10.50 per share. During fiscal 2003, we purchased 4,489,823 outstanding shares of Lambda Physik for approximately $47.7 million, resulting in a total ownership percentage of 94.26% (inclusive of shares previously owned) at fiscal 2003 year-end. During fiscal 2004, we purchased an additional 98,677 of outstanding shares of Lambda Physik for approximately $1.3 million, resulting in a total ownership percentage of 95.01% (inclusive of shares previously owned) at fiscal 2004 year-end. During fiscal 2005, we acquired the remaining 661,500 ("remaining interest") outstanding shares for approximately $11.8 million, resulting in our full ownership of Lambda Physik. We accounted for this transaction as a step acquisition using the purchase method. In the fourth quarter of fiscal 2006, we accrued an additional $2.5 million in purchase price and related legal and other fees associated with the acquisition of the remaining interest.

At fiscal 2008 and fiscal 2007 year-ends, we had $2.6 million and $2.5 million, respectively, remaining in an escrow account that will be applied towards remaining close out costs for the acquisition and the amount is included in current restricted cash on our consolidated balance sheet.

5. SHORT-TERM INVESTMENTS

We consider all highly liquid investments with maturities of three months or less at the time of purchase to be cash equivalents. Marketable short-term investments in debt and equity securities are classified and accounted for as available-for-sale securities and are valued based on quoted market prices. Investments classified as available-for-sale are reported at fair value with unrealized gains and losses, net of related tax, recorded as a separate component of OCI in stockholders' equity until realized. Interest and amortization of premiums and discounts for debt securities are included in interest income. Gains and losses on securities sold are determined based on the specific identification method and are included in other income (expense).

Cash, cash equivalents and short-term investments consist of the following (in thousands):

	Fiscal 2008 Year-end			
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents	$216,474	$2	$(5)	$216,471
Less: restricted cash				(2,645)
				$213,826
Short-term investments:				
Available-for-sale securities:				
Commercial paper	$1,496	$—	$—	$1,496
Certificates of deposit	900	5	—	905
U.S. Treasury and agency obligations	607	5	—	612
Corporate notes and obligations	1,254	7	(6)	1,255
Total short-term investments	$4,257	$17	$(6)	$4,268

	Fiscal 2007 Year-end			
	Cost Basis	Unrealized Gains	Unrealized Losses	Fair Value
Cash and cash equivalents	$318,352	$35	$—	$318,387
Less: restricted cash				(2,460)
				$315,927
Short-term investments:				
Available-for-sale securities:				
U.S. Treasury and agency obligations	$6,036	$7	$—	$6,043
Corporate notes and obligations	39,740	132	(19)	39,853
Total short-term investments	$45,776	$139	$(19)	$45,896

At fiscal 2008 and fiscal 2007 year-ends, $2.6 million and $2.5 million of cash and cash equivalents respectively, were restricted for remaining close out costs associated with our purchase of the remaining outstanding shares of Lambda Physik (see Note 4).

The amortized cost and estimated fair value of available-for-sale investments in debt securities at fiscal 2008 and 2007 year-ends, classified as short-term investments on our consolidated balance sheet, were as follows (in thousands):

	Fiscal Year-end			
	2008		2007	
	Amortized Cost	Estimated Fair Value	Amortized Cost	Estimated Fair Value
Due in less than 1 year	$2,926	$2,935	$39,937	$39,981
Due in 1 to 5 years	275	277	2,399	2,409
Due in 5 to 10 years	—	—	—	—
Due beyond 10 years	156	151	3,440	3,506
Total investments in available-for-sale debt securities	$3,357	$3,363	$45,776	$45,896

During fiscal 2008, we received proceeds totaling $70.1 million from the sale of available-for-sale securities and realized gross losses of less than $0.1 million. During fiscal 2007, we received proceeds totaling $139.7 million from the sale of available-for-sale securities and realized gross losses of less than $0.1 million.

The following table shows the gross unrealized losses and fair values of our investments with unrealized losses that are not deemed to be other-than-temporarily impaired, aggregated by the investment category and length of time that the individual securities have been in a continuous unrealized loss position at fiscal 2008 year-end (in thousands):

	Less Than 12 Months		12 Months or Greater		Total	
Description of Securities	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
U.S. Treasury and agency obligations	$12,405	$(5)	$—	$—	$12,405	$(5)
Corporate notes and obligations	1,530	—	646	(6)	2,176	(6)
Total	$13,935	$(5)	$646	$(6)	$14,581	$(11)

U.S. Treasury and agency obligations: The unrealized losses on our investments in U.S. Treasury and agency obligations were caused by interest rate increases.

Corporate notes and obligations: The unrealized loss on our investments in corporate notes and obligations relates to a $2.2 million investment. The credit ratings of the investments in the notes and obligations range from AAA to A (S&P and Moody's) and therefore the decline in the market value is attributable to change in interest rates and not credit quality.

6. GOODWILL AND INTANGIBLE ASSETS

The changes in the carrying amount of goodwill by segment for fiscal 2008 and 2007 are as follows (in thousands):

	Commercial Lasers and Components	Specialty Laser Systems	Total
Balance as of September 30, 2006	$16,813	$55,058	$71,871
Acquisition related	6,882	—	6,882
Translation adjustments and other	396	4,227	4,623
Balance as of September 29, 2007	24,091	59,285	83,376
Translation adjustments and other	(305)	3,747	3,442
Balance as of September 27, 2008	$23,786	$63,032	$86,818

The components of our amortizable intangible assets are as follows (in thousands):

	Fiscal 2008 Year-end			Fiscal 2007 Year-end		
	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Existing technology	**$54,615**	**$(33,370)**	**$21,245**	$54,091	$(26,955)	$27,136
Patents	**10,496**	**(8,090)**	**2,406**	10,184	(6,943)	3,241
Drawings	**1,433**	**(1,433)**	**—**	1,390	(1,390)	—
Order backlog	**5,052**	**(5,034)**	**18**	4,907	(4,864)	43
Customer lists	**5,440**	**(3,253)**	**2,187**	5,366	(2,562)	2,804
Trade name	**3,861**	**(2,236)**	**1,625**	3,754	(1,751)	2,003
Non-compete agreement	**2,454**	**(2,379)**	**75**	2,408	(2,065)	343
Total	**$83,351**	**$(55,795)**	**$27,556**	$82,100	$(46,530)	$35,570

The weighted average remaining amortization period for existing technology, patents, trade name, customer lists and non-compete agreements are approximately 5 years, 3 years, 5 years, 4 years and 1 year, respectively. Amortization expense for intangible assets during fiscal years 2008, 2007 and 2006 was $8.7 million, $8.2 million and $9.2 million, respectively. Estimated amortization expense for the next five fiscal years and all years thereafter are as follows (in thousands):

	Estimated Amortization Expense
2009	$7,983
2010	6,623
2011	5,135
2012	3,372
2013	2,029
Thereafter	2,414
Total	$27,556

7. BALANCE SHEET DETAILS

Prepaid expenses and other assets consist of the following (in thousands):

	Fiscal Year-end	
	2008	2007
Prepaid and refundable income taxes	**$23,277**	$8,616
Prepaid expenses and other	**18,516**	41,628
Total prepaid expenses and other assets	**$41,793**	$50,244

Other assets consist of the following (in thousands):

	Fiscal Year-end	
	2008	2007
Assets related to deferred compensation arrangements (see Note 12)	**$28,122**	$30,706
Deferred tax assets	**50,208**	25,165
Other assets	**2,900**	2,900
Total other assets	**$81,230**	$58,771

Other current liabilities consist of the following (in thousands):

	Fiscal Year-end	
	2008	2007
Accrued payroll and benefits	**$30,807**	$28,247
Accrued expenses and other	**12,252**	18,471
Reserve for warranty	**13,214**	13,660
Other taxes payable	**4,858**	9,840
Customer deposits	**2,324**	1,868
Accrued restructuring charges (Note 3)	**3,587**	476
Deferred income	**12,096**	10,496
Total other current liabilities	**$79,138**	$83,058

Components of the reserve for warranty costs during fiscal 2008, 2007 and 2006 were as follows (in thousands):

		Fiscal	
	2008	2007	2006
Beginning balance	**$13,660**	$11,462	$10,424
Additions related to current period sales	**21,872**	21,423	19,540
Warranty costs incurred in the current period	**(22,287)**	(20,157)	(18,636)
Accruals resulting from acquisitions	**—**	247	—
Adjustments to accruals related to prior period sales	**(31)**	685	134
Ending balance	**$13,214**	$13,660	$11,462

Other long-term liabilities consist of the following (in thousands):

	Fiscal Year-end	
	2008	2007
Deferred compensation (see Note 12)	**$28,459**	$31,336
Long-term taxes payable	**45,343**	—
Deferred tax liabilities	**13,738**	10,433
Deferred income	**1,800**	1,585
Asset retirement liability (see Note 2)	**1,464**	1,256
Other long-term liabilities	**3,802**	3,238
Total other long-term liabilities	**$94,606**	$47,848

8. SHORT-TERM BORROWINGS

We have several lines of credit which allow us to borrow in the applicable local currency. At September 27, 2008, the foreign lines of credit totaled $18.0 million, of which $16.3 million was unused and available, thus reducing credit available for borrowing. These credit facilities were used as guarantees in Europe and Japan during fiscal 2008. Our foreign lines of credit are concentrated in Europe and Japan and are principally unsecured. All of our lines of credit generally provide borrowings at the bank reference rate or better, which varies depending on the country where the funds are borrowed. In addition, our domestic line of credit, which was opened on March 31, 2008, includes a $40 million unsecured revolving credit account with Union Bank of California, which expires on March 31, 2010 and is subject to covenants related to financial ratios and tangible net worth. We are in compliance with all covenants and no amounts are outstanding on our domestic line of credit as of September 27, 2008.

9. LONG-TERM OBLIGATIONS AND CONVERTIBLE SUBORDINATED NOTES

The components of long-term obligations are as follows (in thousands):

	Fiscal Year-end	
	2008	2007
Notes payable	**$—**	$—
Capital leases	**24**	30
	24	30
Current portion	**(9)**	(9)
Long-term obligations	**$15**	$21

Notes payable

At fiscal 2008 and 2007 year-end, notes payable consist of a capital lease obligation of less than $0.1 million.

Convertible Subordinated Notes

In March 2006, we issued $200.0 million of 2.75% convertible subordinated notes due March 2011. The notes are unsecured and subordinate to all existing and future senior debt. The maturity date for these notes was on March 1, 2011, unless earlier redeemed or converted. Interest on the notes was payable in cash semi-annually in arrears on March 1 and September 1 of each year.

On December 15, 2006, we received a letter from U.S. Bank National Association ("the trustee") for the holders of the outstanding principal amount of 2.75% convertible subordinated notes due 2011 stating that we had violated certain provisions in the indenture dated March 13, 2006 (the "Indenture") as a result of our failure to file our annual report for fiscal 2006 with the SEC. The Indenture provided that such a default could be cured by making that filing with the SEC within 60 days after the receipt by us of the notice of default. The Indenture also provided that such a default, if not cured by that date, would give certain holders and the trustee the right to accelerate the maturity of the notes. We did not cure the default within 60 days after the receipt by us of the notice of default. On August 17, 2007, as amended by an addendum delivered on August 20, 2007, we received a letter from the trustee under that Indenture declaring the principal amount and accrued and unpaid interest, plus additional interest under the Notes, to be immediately due and payable pursuant to the Indenture due to our failure to file reports required to be filed with the SEC and delivered to the trustee under the Indenture and Sections 13 and 15(d) of the Securities Exchange Act of 1934. The aggregate amount due and payable under the Notes including interest was $203.0 million, which we paid on August 21, 2007. In connection therewith, we also recorded a charge of $2.6 million to write off unamortized capitalized deferred issuance costs.

10. COMMITMENTS AND CONTINGENCIES

Commitments

We lease several of our facilities under operating leases.

Future minimum payments under our non-cancelable leases at September 27, 2008 are as follows (in thousands):

Fiscal	Operating Leases
2009	$8,388
2010	6,207
2011	4,942
2012	3,696
2013	2,924
Thereafter	6,424
Total	$32,581

Rent expense, exclusive of sublease income, was $10.5 million, $9.5 million and $9.4 million in fiscal 2008, 2007 and 2006, respectively. Sublease income was $0.1 million, $0.8 million and $1.4 million for fiscal years 2008, 2007 and 2006, respectively.

As of September 27, 2008, we had total purchase commitments for inventory of approximately $15.5 million and purchase obligations for fixed assets and services of $8.2 million compared to $17.5 million of purchase commitments for inventory and $5.1 million of purchase obligations for fixed assets and services at fiscal 2007 year-end.

Contingencies

We are subject to legal claims and litigation arising in the ordinary course of business, such as employment or intellectual property claims, including, but not limited to, the matters described below. The outcome of any such matters is currently not determinable. Although we do not expect that such legal claims and litigation will ultimately have a material adverse effect on our consolidated financial position or results of operations, an adverse result in one or more matters could negatively affect our results in the period in which they occur.

Derivative Lawsuits—Between February 15, 2007 and March 2, 2007, three purported shareholder derivative lawsuits were filed in the United States District Court for the Northern District of California against certain of Coherent's current and former officers and directors. Coherent is named as a nominal defendant. The complaints generally allege that the defendants breached their fiduciary duties and violated the securities laws in connection with the granting of stock options, the accounting treatment for such grants, and the issuance of allegedly misleading public statements and stock sales by certain of the individual defendants. On May 29, 2007, these lawsuits were consolidated under the caption *In re Coherent, Inc. Shareholder Derivative Litigation*, Lead Case No. C-07-0955-JF (N.D. Cal.). On June 25, 2007, plaintiffs filed an amended consolidated complaint. The consolidated complaint asserts causes of action for alleged violations of federal securities laws, violations of California securities laws, breaches of fiduciary duty and/or aiding and abetting breaches of fiduciary duty, abuse of control, gross mismanagement, constructive fraud, corporate waste, unjust enrichment, insider selling and misappropriation of information. The consolidated complaint seeks, among other relief, disgorgement and damages in an unspecified amount, an accounting, rescission of allegedly improper stock option grants, punitive damages and attorneys' fees and costs.

The Company's Board of Directors has appointed a Special Litigation Committee ("SLC") comprised of independent director Sandeep Vij to investigate and evaluate the claims asserted in the derivative litigation and to determine what action(s) should be taken with respect to the derivative litigation. The SLC's investigation is ongoing.

Securities and Exchange Commission Inquiry—In 2006, the Company was advised that the San Francisco District Office of the Securities and Exchange Commission was conducting an informal inquiry relating to the Company's past granting of stock options. In July 2008 the Company was formally notified by the Securities and Exchange Commission that its investigation had been terminated and that it will not recommend any enforcement action.

11. STOCKHOLDERS' EQUITY

Each outstanding share of our common stock carries a stock purchase right ("right") issued pursuant to a dividend distribution declared by our Board of Directors and distributed to stockholders of record on November 17, 1989. When exercisable, each right entitles the stockholder to buy one share of our common stock at an exercise price of $80. The rights will become exercisable following the tenth day after a person or group announces an acquisition of 20% or more of our common stock or announces commencement of a tender offer, the consummation of which would result in ownership by the person or group of 20% or more of the common stock. We will be entitled to redeem the rights at $.01 per right at any time on or before the 10th day following the acquisition by a person or group of 20% or more of our common stock.

If, prior to redemption of the rights, we are acquired in a merger or other business combination in which we are the surviving corporation, or a person or group acquires 20% or more of our common stock, each right owned by a holder of less than 20% of the common stock will entitle its owner to purchase, at the right's then current exercise price, a number of shares of common stock of Coherent having a fair market value equal to twice the right's exercise price. If we sell more than 50% of our assets or earning power or are acquired in a merger or other business combination in which we are not the surviving corporation, the acquiring person must assume the obligations under the rights and the rights will become exercisable to acquire common stock of the acquiring person at the discounted price. Unless otherwise extended by the Board of Directors, the rights will expire on December 16, 2008.

On February 12, 2008, the Company announced that the Board of Directors had authorized the Company to repurchase up to $225 million of its common stock through a modified "Dutch Auction" tender offer and an additional $25 million of its common stock, following the completion or termination of the tender offer, under its stock repurchase program, terminating no later than February 11, 2009. On March 17, 2008, we completed our tender offer, repurchased and retired 7,972,313 shares of outstanding common stock at a price of $28.50 per share for a total of $228.2 million, including expenses. Such repurchases were accounted for as a reduction in additional paid in capital. There were no other repurchases during fiscal 2008.

In September 2005, our Board of Directors authorized a share repurchase program of up to 1.5 million shares of our common stock. Under the terms of the repurchase program, purchases may be made from time to time in both the open market and in private transactions, as conditions warrant. During fiscal 2006, we purchased and cancelled a total of 721,942 shares of our common stock for approximately $22.3 million. There were no purchases during fiscal 2007 as the program was suspended during the first quarter of fiscal 2007 due to an internal stock option investigation and the repurchase program was terminated effective September 30, 2007.

12. EMPLOYEE STOCK OPTION AND BENEFIT PLANS

Deferred Compensation Plans

Under our deferred compensation plans ("plans"), eligible employees are permitted to make compensation deferrals up to established limits set under the plans. Asset investments in Company-owned life insurance contracts held under the plans are recorded at the cash surrender value of the insurance contracts. Asset investments in mutual funds and cash are recorded at their respective fair values. Life insurance premiums loads, policy fees and cost of insurance that are paid from the asset investments and gains and losses from the asset investments for these plans are recorded as components of other income or expense. Increases in the obligation to plan participants are recorded as operating expenses. At fiscal 2008 year-end, the cash surrender value of Company-owned life insurance contracts was $19.4 million and the fair value of mutual funds was $10.7 million. At fiscal 2008 year-end, $28.1 million was recorded as non-current other assets (see Note 7) and $2.0 million was recorded as current assets. At fiscal 2007 year-end, the cash surrender value of Company-owned life insurance contracts was $19.9 million and the fair value of mutual funds and cash balances was $13.0 million and $0.1 million, respectively. At fiscal 2007 year-end, $30.7 million was recorded as non-current other assets (see Note 7) and $2.3 million was recorded as current assets. Liabilities associated with participant balances under our deferred compensation plans are affected by individual contributions and distributions made, as well as gains and losses on the participant's investment allocation election.

Coherent Employee Retirement and Investment Plan

Under the Coherent Employee Retirement and Investment Plan, we match employee contributions to the plan up to a maximum of 6% of the employee's individual earnings. Employees become eligible for participation on their first day of employment and for Company matching contributions after completing one year of service. Our contributions (net of forfeitures) during fiscal 2008, 2007, and 2006 were $4.8 million, $4.1 million and $4.1 million, respectively.

Special Committee Review of Historical Stock Option Practices

A Special Committee was established by our Board of Directors in 2006 to conduct an independent investigation relating to our historical stock option practices. We requested the independent review following an internal review of our historical stock option practices, which was a voluntary review initiated in light of news of the option practices of numerous companies across several industries. The Special Committee, comprised of three independent members of our Board of Directors, retained independent outside counsel and forensic accountants to assist in conducting the investigation. Together with its independent counsel, the Special Committee conducted an extensive review of historical stock option practices. During the period of this review, grant and exercise activities in our Employee Stock Purchase Plan and Stock Option Plans were suspended.

Employee Stock Purchase Plan

We have an Employee Stock Purchase Plan ("ESPP") whereby eligible employees may authorize payroll deductions of up to 10% of their regular base salary to purchase shares at the lower of 85% of the fair market value of the common stock on the date of commencement of the offering or on the last day of the six-month offering period. During fiscal 2008, 2007 and 2006, a total of none, 87,191 and 188,053 shares, respectively, were purchased by and distributed to employees at an average price of none, $28.93 and $24.75 per share, respectively. At fiscal 2008 year-end, we had 224,536 shares of our common stock reserved for future issuance under the plan.

In the second quarter of fiscal 2007, the ESPP was suspended and employee contributions made to the ESPP were returned while a voluntary review of our historical stock option practices was conducted. The ESPP was reopened on March 2, 2008 with an 8 month offering period ending October 31, 2008 and employees began making contributions during the second quarter of fiscal 2008.

Stock Option Plans

We have two Stock Option Plans for which all service providers are eligible participants and a non-employee Directors' Stock Option Plan for which only non-employee directors are eligible participants. The Directors' Stock Option Plan is designed to work automatically without administration, however to the extent administration is necessary, it will be performed by the Board of Directors (or an independent committee thereof). Under these three plans, Coherent may grant options to purchase up to an aggregate of 5,500,000, 6,300,000 and 689,000 shares of common stock, respectively, of which zero, 3,056,150 and 177,000, respectively remain available for grant at fiscal 2008 year-end. Employee options are generally exercisable between two and four years from the grant date at a price equal to the fair market value of the common stock on the date of the grant and generally vest 25% to 50% annually. The Company settles stock option exercises with newly issued shares of common stock. Grants under employee plans generally expire six years from the original grant date. Director options are automatically granted to our non-employee directors. Such directors initially receive a stock option for 24,000 shares exercisable over a three-year period and an award of restricted stock units of 2,000 shares. Additionally, the non-employee directors receive an annual stock option grant of 6,000 shares exercisable as to 50% of the shares on the day prior to each of the next two annual stockholder meetings. Grants under director plans expire ten years from the original grant date. In addition, each non-employee director receives an annual grant of 2,000 shares of restricted stock units that vest on the day prior to the annual stockholder meeting held in the third calendar year following the date of grant.

In April 2008, we initiated a tender offer for non-executive officer employees related to certain discount options discovered during our voluntary review of our historical stock option practices. Discount options are options with an exercise price that is less than the fair market value of the shares underlying the option at the time of grant. The discounted options included in this offer were certain options which vested after December 31, 2004. During the tender offer period, employees had the ability to amend the exercise price per share for eligible options to the fair market value of the underlying option as of the measurement date of that option, and receive a cash payment for the difference between the discounted share price and the amended share price. This amendment was designed to allow holders of discount options to avoid certain adverse tax consequences associated with discount options. The offer expired on May 9, 2008. The incremental stock compensation expense resulting from the offer was $0.4 million which was recognized immediately as all eligible options were fully vested. We also recorded expense of $2.5 million for tax payments to be made to United States and United Kingdom tax authorities on behalf of employees in connection with these amended shares.

Determining Fair Value

Valuation and amortization method—We estimate the fair value of stock options granted using the Black-Scholes-Merton option-pricing formula and a single option award approach. This fair value is then amortized on a straight-line basis over the requisite service periods of the awards, which is generally the vesting period.

Expected Term—The expected term represents the period that our stock-based awards are expected to be outstanding and was determined based on historical experience of similar awards, giving consideration to the contractual terms of the stock-based awards, vesting schedules and expectations of future employee behavior as influenced by changes to the terms of its stock-based awards.

Expected Volatility—Our computation of expected volatility is based on a combination of historical volatility and market-based implied volatility.

Risk-Free Interest Rate—The risk-free interest rate used in the Black-Scholes-Merton valuation method is based on the implied yield currently available on U.S. Treasury zero-coupon issues with an equivalent remaining term.

Expected Dividend—The expected dividend assumption is based on our current expectations about our anticipated dividend policy.

The fair values of the Company's stock options granted to employees and shares purchased under the stock purchase plan for fiscal 2008, 2007 and 2006 were estimated using the following weighted-average assumptions:

	Employee Stock Option Plans			Employee Stock Purchase Plans		
	Fiscal			Fiscal		
	2008	2007	2006	2008	2007	2006
Expected life in years	**3.5**	4.4	4.9	**0.7**	0.5	0.5
Expected volatility	**29.5%**	34.2%	35.2%	**31.9%**	29.0%	33.1%
Risk-free interest rate	**3.9%**	4.7%	4.9%	**1.8%**	5.1%	4.3%
Expected dividends	**none**	none	none	**none**	none	none
Weighted average fair value	**$8.78**	$12.04	$12.91	**$7.31**	$8.43	$8.32

Stock Compensation Expense

The following table shows total stock-based compensation expense included in the Consolidated Statements of Operations for fiscal 2008 and 2007 (in thousands):

	Fiscal 2008	Fiscal 2007	Fiscal 2006
Cost of sales	**$1,893**	$1,809	$1,261
Research and development	**1,970**	1,899	2,300
Selling, general and administrative	**9,062**	6,666	10,419
Income tax benefit	**(3,919)**	(3,204)	(5,408)
	$9,006	$7,170	$8,572

Total stock-based compensation cost capitalized as part of inventory during fiscal 2008 was $1.3 million. $1.1 million was amortized into income during fiscal 2008, which includes amounts capitalized in fiscal 2008 and amounts carried over from fiscal 2007. Total stock-based compensation cost capitalized as part of inventory during fiscal 2007 was $1.3 million, of which $1.6 million was amortized into income in fiscal 2007, which includes amounts capitalized in fiscal 2007 and amounts carried over from fiscal 2006. As required by SFAS 123(R), management made an estimate of expected forfeitures and is recognizing compensation costs only for those equity awards expected to vest.

At fiscal 2008 year-end, the total compensation cost related to unvested stock-based awards granted to employees under the Company's stock option and award plans but not yet recognized was approximately $7.5 million, net of estimated forfeitures of $0.5 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately 1.6 years and will be adjusted for subsequent changes in estimated forfeitures.

At fiscal 2008 year-end, the total compensation cost related to options to purchase common shares under the ESPP but not yet recognized was approximately $0.1 million. This cost will be amortized on a straight-line basis over a weighted-average period of approximately one month.

In accordance with SFAS 123(R), the cash flows resulting from excess tax benefits (tax benefits related to the excess of proceeds from employee's exercises of stock options over the stock-based compensation cost recognized for those options) are classified as financing cash flows. During fiscal 2008 and 2007, we recorded approximately $0.7 million and $0.1 million, respectively, of excess tax benefits as cash flows from financing activities.

During fiscal 2008, our Board of Directors approved an extension of the exercise period to August 25, 2009 for 397,500 fully vested stock options previously granted by the Company to employees. As a result, we recorded approximately $0.5 million in compensation expense related to the stock option modification during fiscal 2008. During fiscal 2007, our Board of Directors approved an extension of the exercise period to December 31, 2007 for 210,088 fully vested stock options previously granted by the Company to employees. As a result, we recorded approximately $0.5 million in compensation expense related to the stock option modification during fiscal 2007.

During fiscal 2008 and fiscal 2007, we recorded cash-based compensation expense of $0.6 million and $0.2 million, respectively, for cash payments to employees for options that were not able to be exercised due to the internal stock option investigation. In addition, we recorded compensation expense of $1.6 million in fiscal 2008 for tax payments to be made to United States and United Kingdom tax authorities on behalf of employees in connection with discounted options previously exercised, for the adverse tax consequences associated with these discount options. We also recorded $0.4 million in fiscal 2008 for tax payments to be made to United States tax authorities on behalf of employees in connection with shares amended to allow the holders of unexercised discount options to avoid certain adverse tax consequences associated with those discount options.

Stock Options & Awards Activity

The following is a summary of option activity for our Stock Option Plans for the year ended September 27, 2008 (in thousands, except per share amounts and remaining contractual term in years):

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Remaining Contractual Term in Years	Aggregate Intrinsic Value
Outstanding at September 29, 2007	3,196	$29.00		
Granted	851	32.50		
Exercised	(643)	25.67		
Forfeitures	(75)	32.99		
Expirations	(449)	31.36		
Outstanding at September 27, 2008	2,880	$30.31	3.0	$13,496
Vested and expected to vest at September 27, 2008	2,873	$30.31	3.0	$13,475
Exercisable at September 27, 2008	2,442	$29.99	2.6	$12,218

The aggregate intrinsic value is calculated as the difference between the exercise price of the underlying options and the quoted price of our common stock. During fiscal 2008, 2007 and 2006, the aggregate intrinsic value of options exercised under the Company's stock option plans were $6.0 million, $0.5 million and $5.8 million, respectively, determined as of the date of option exercise.

Under one of our Stock Option Plans, certain employees and non-employee directors are eligible for grants of restricted stock awards and/or restricted stock units. Restricted stock awards and restricted stock units are independent of option grants and are subject to restrictions. All of the shares of restricted stock outstanding at fiscal 2008 year-end are subject to forfeiture if employment terminates prior to the release of restrictions. During this period, ownership of the shares cannot be transferred. The service-based restricted awards generally vest three years from the date of grant. The performance-based restricted stock grants are subject to annual vesting over three years depending upon the achievement of performance measurements tied to the Company's internal metrics for revenue growth and EBITDA percentage and is variable, so that the number of shares earned ranged from 0% to 125% of the grant target for fiscal 2006 and range from 0% to 200% of the grant target for fiscal 2007 and fiscal 2008. For fiscal 2008 and 2007, the Company determined that the metrics have not been met, and that no shares were earned. The Company granted performance-based restricted stock units during the second quarter of fiscal 2008 which have a single vesting measurement date of November 14, 2010, which vest as to anywhere between 0% and 300% of the targeted amount based upon achievement by the Company of (a) an annual revenue threshold amount and (b) adjusted EBITDA percentage targets. Restricted stock (not including performance-based restricted stock and units) has the same cash dividend and voting rights as other common stock and is considered to be currently issued and outstanding. The cost of the awards and units, determined to be the fair market value of the shares at the date of grant, is expensed ratably over the period the restrictions lapse. We had 341,015 shares and units of restricted stock outstanding at fiscal 2008 year-end and 261,315 shares and units of restricted stock outstanding at fiscal 2007 year-end.

The following table summarizes our restricted stock award and restricted stock unit activity for fiscal 2008 and 2007 (in thousands, except per share amounts):

	Number of Shares(3)	Weighted Average Grant Date Fair Value
Nonvested stock at October 1, 2005	96	$33.47
Granted	209	32.86
Vested	—	—
Forfeited	(6)	32.88
Nonvested stock at September 30, 2006	299	$33.06
Granted	8	32.23
Vested(1)	(19)	33.20
Forfeited	(27)	33.23
Nonvested stock at September 29, 2007	261	$33.02
Granted	262	28.72
Vested(2)	(79)	33.35
Forfeited	(103)	32.80
Nonvested stock at September 27, 2008	341	$29.70

(1) Performance-based restricted shares earned based on achievement of goals for fiscal 2006.

(2) Service-based restricted stock vested during fiscal 2008.

(3) Performance-based awards and units included at 100% of target goal.

Option activity for all plans for fiscal 2007 and 2006 is summarized as follows (in thousands, except per share amounts):

	Outstanding Options	
	Number of Shares	Weighted Average Exercise Price Per Share
Outstanding, October 1, 2005	**4,789**	**$31.72**
Options granted	511	33.28
Options exercised	(722)	27.20
Options forfeited	(95)	30.08
Options expired	(660)	53.01
Outstanding, September 30, 2006	**3,823**	**$29.15**
Options granted	25	33.87
Options exercised	(53)	24.13
Options forfeited	(99)	31.26
Options expired	(500)	33.37
Outstanding, September 29, 2007	**3,196**	**$29.00**

At fiscal 2008 year-end, 3,233,150 options were available for future grant under all plans. At fiscal 2008 year-end, all outstanding stock options have been issued under plans approved by our shareholders.

12. EMPLOYEE STOCK OPTION AND BENEFIT PLANS

The following table summarizes information about stock options outstanding at fiscal 2008 year-end:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life (Years)	Number of Shares	Weighted Average Exercise Price
$18.25 - $24.90	294,581	$21.10	1.15	294,581	$21.10
$26.12 - $26.12	35,919	26.12	1.65	35,919	26.12
$26.41 - $26.41	291,000	26.41	1.98	291,000	26.41
$26.90 - $29.98	296,113	27.66	3.52	219,113	27.55
$30.54 - $30.54	3,000	30.54	1.35	3,000	30.54
$30.92 - $30.92	514,094	30.92	0.91	514,094	30.92
$30.93 - $32.23	179,550	32.07	3.69	178,050	32.07
$32.95 - $32.95	708,250	32.95	5.02	348,500	32.95
$33.18 - $34.99	249,715	33.61	3.57	249,715	33.61
$34.99 - $37.91	308,190	35.05	3.56	308,190	35.05
$18.25 - $37.91	2,880,412	$30.31	3.02	2,442,162	$29.99

There were 2,865,401 and 2,678,349 options exercisable as of fiscal 2007 and 2006 year-ends with weighted average exercise prices of $27.99 and $28.32, respectively.

13. ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)

Activity in accumulated other comprehensive income (loss) related to derivatives, net of tax, held by us is as follows (in thousands):

Balance, September 30, 2006	$(135)
Changes in fair value of derivatives	—
Net losses reclassified from OCI	37
Balance, September 29, 2007	(98)
Changes in fair value of derivatives	—
Net losses reclassified from OCI	5
Balance, September 27, 2008	$(93)

Accumulated other comprehensive income (net of tax) at fiscal 2008 year-end is comprised of accumulated translation adjustments of $79.2 million and net loss on derivative instruments of $0.1 million. Accumulated other comprehensive income (net of tax) at fiscal 2007 year-end is comprised of accumulated translation adjustments of $71.0 million, net loss on derivative instruments of $0.1 million and unrealized loss on available-for-sale securities of $0.2 million.

14. OTHER INCOME (EXPENSE)

Other income (expense) is as follows (in thousands):

	Fiscal		
	2008	**2007**	**2006**
Foreign exchange gain (loss)	**$1,965**	$1,259	$(1,564)
Sublease income, net of expenses	**—**	810	966
Net gain on sale of assets	**—**	974	—
Japan consumption tax benefit(1)	**3,330**	—	—
Gain (loss) on investments, net	**(99)**	2,880	1,318
Other—net	**(1,225)**	(408)	104
Other income, net	**$3,971**	$5,515	$824

(1) The Japanese consumption tax (JCT) benefit is due to a two-year exemption from the JCT registration and filing requirements.

15. INCOME TAXES

The provision for income taxes on income before income taxes consists of the following (in thousands):

	Fiscal		
	2008	**2007**	**2006**
Currently payable:			
Federal	**$5,956**	$3,434	$3,263
State	**316**	542	925
Foreign	**10,959**	8,045	12,195
	17,231	12,021	16,383
Deferred:			
Federal	**(7,069)**	(3,586)	(18,270)
State	**1,195**	(3,033)	(833)
Foreign	**2,527**	7,570	3,507
	(3,347)	951	(15,596)
Provision for income taxes	**$13,884**	$12,972	$787

The components of income before income taxes consist of (in thousands):

	Fiscal		
	2008	2007	2006
United States	**$(6,222)**	$(11,376)	$3,684
Foreign	**43,509**	40,299	42,497
Income before income taxes	**$37,287**	$28,923	$46,181

The reconciliation of the statutory federal income tax rate related to income before income taxes to the effective rate is as follows:

	Fiscal		
	2008	2007	2006
Federal statutory tax rate	**35.0%**	35.0%	35.0%
Valuation allowance	**0.6**	12.7	—
Foreign tax rates in excess (less than) of U.S. rates, net	**(0.5)**	11.9	(22.0)
Stock-based compensation	**3.4**	1.4	4.2
State income taxes, net of federal income tax benefit	**1.2**	(1.2)	2.3
Research and development credit	**(3.1)**	(19.6)	(17.4)
In-process research and development	**—**	2.7	—
Other	**0.6**	2.0	(0.4)
Provision for income taxes	**37.2%**	44.9%	1.7%

The significant components of deferred tax assets and liabilities were (in thousands):

	Fiscal year-end	
	2008	2007
Deferred tax assets:		
Reserves and accruals not currently deductible	**$24,914**	$26,764
Operating loss carryforwards and tax credits	**49,588**	45,124
Capital loss carryforwards	**1,672**	24,112
Asset impairment	**706**	706
Other prepaids	**5,753**	6,833
Deferred service revenue	**1,912**	2,808
Depreciation and amortization	**43**	4,822
Inventory capitalization	**1,460**	1,341
Stock-based compensation	**9,037**	8,751
Competent authority offset to transfer pricing tax reserves	**18,949**	—
Other	**—**	1,895
	114,034	123,156
Valuation allowance	**(1,672)**	(24,112)
	112,362	99,044
Deferred tax liabilities:		
Gain on issuance of stock by subsidiary	**22,660**	22,660
Depreciation and amortization	**8,580**	12,002
Accumulated translation adjustment	**7,306**	6,239
Other	**9,055**	7,889
	47,601	48,790
Total deferred tax assets and liabilities	**$64,761**	$50,254

In determining our fiscal 2008, 2007 and 2006 tax provisions under SFAS No. 109, "Accounting for Income Taxes," we calculated the deferred tax assets and liabilities for each separate tax entity. We then considered a number of factors including the positive and negative evidence regarding the realization of our deferred tax assets to determine whether a valuation allowance should be recognized with respect to our deferred tax assets. We determined that a valuation allowance was appropriate for a portion of the deferred tax assets of our federal and state capital loss carryforwards at fiscal 2008, 2007 and 2006 year-ends.

For U.S. tax purposes, we decreased our valuation allowance to $1.7 million for fiscal 2008 primarily due to the expiration of federal and state capital loss carryforwards. In addition, the valuation allowance with respect to the loss from the disposal of our Auburn facility in California was also reduced with a corresponding increase in uncertain tax positions. The valuation allowance was established based on our determination that it is more likely than not that the remaining capital loss carryforwards will not be utilized to offset capital gains prior to their expiration in fiscal years 2009 to 2011.

The net deferred tax asset is classified on the consolidated balance sheets as follows (in thousands):

	Fiscal year-end	
	2008	**2007**
Current deferred income tax assets	**$30,121**	$35,844
Current deferred income tax liabilities	**(1,830)**	(322)
Non-current deferred income tax assets	**50,208**	25,165
Non-current deferred income tax liabilities	**(13,738)**	(10,433)
Net deferred tax assets	**$64,761**	$50,254

Federal net operating loss carryforwards of $3.6 million will expire in fiscal years 2024 to 2026. Foreign net operating loss carryforwards are $5.1 million; of which $3.9 million have no expiration date and of which $0.6 million and $0.6 million will expire in fiscal years 2017 and 2018, respectively.

Federal capital loss carryforwards of $4.2 million will expire in fiscal years 2009 to 2011. State capital loss carryforwards of $4.2 million will expire in fiscal 2009 to 2011.

Federal R&D credit carryforwards of $10.5 million will expire in fiscal years 2022 to 2028. California R&D credit carryforwards of $12.7 million have no expiration date.

Federal foreign tax credit carryforwards of $13.4 million will expire in fiscal years 2012 to 2018.

Included in the net deferred tax asset balance is $7.3 million of deferred tax liabilities related to the accumulated translation adjustment. The associated tax expenses were appropriately recorded as a part of other comprehensive income.

The IRS is conducting an audit of our 2003 and 2004 tax returns. The IRS has issued a number of Notices of Proposed Adjustments ("NOPAs") to these returns. Among other items, the IRS has challenged our research and development credits and our extraterritorial income ("ETI") exclusion. We have agreed to the various adjustments proposed by the IRS and we believe that we have adequately provided for these exposures and any other items identified by the IRS as a result of the audit of these tax years. As part of its audit of our 2003 and 2004 years, the IRS has requested information related to our stock option investigation and we will comply with this request and address any issues that are raised in a timely manner. The IRS has also indicated that it may consider an audit of our 2005 and 2006 tax returns.

15. INCOME TAXES

The IRS is also auditing the research and development credits generated in the years 1999 through 2001 and carried forward to future tax years. We received a NOPA from the IRS in October 2008 to decrease the amount of research and development credits generated in years 2000 and 2001. We will respond to this NOPA and intend to dispute the adjustment with the IRS through the appeals process available to us. While we believe we have adequately provided for any adjustments related to these credits that may be determined under the IRS appeals process, there exists the possibility of a material adverse impact on our results of operations in the event that this issue is resolved unfavorably to us.

The German tax authorities are conducting an audit of our subsidiary in Göttingen and its affiliates for the tax years 1999 through 2005. We believe that we have adequately provided for any adjustments that may be proposed by the German tax authorities.

Effective September 30, 2007, we adopted the provisions of FIN 48 and FSP FIN 48-1. Upon adoption, we recorded a cumulative effect of a change in accounting principle that resulted in a decrease to retained earnings of $1.4 million in accordance with the transition rules under FIN 48. We had historically classified interest and penalties and unrecognized tax benefits as current liabilities. With the adoption of FIN 48, we classify gross interest and penalties and unrecognized tax benefits that are not expected to result in payment or receipt of cash within one year as non-current liabilities in the consolidated balance sheets. The total amount of gross unrecognized tax benefits as of the date of adoption of FIN 48 was

$44.9 million, of which $21.7 million, if recognized, would affect our effective tax rate. As of September 27, 2008, the total amount of gross unrecognized tax benefits was $51.7 million, of which $27.6 million, if recognized, would affect our effective tax rate. Our total gross unrecognized tax benefit was classified as non-current liabilities in the consolidated balance sheets. Our policy to include interest and penalties related to unrecognized tax benefits within the provision for income taxes did not change as a result of adopting FIN 48. As of the date of adoption, we had accrued $4.7 million for the gross interest and penalties relating to the gross unrecognized tax benefits. As of September 27, 2008, the total amount of gross interest and penalties accrued was $6.5 million, which is classified as non-current liabilities in the consolidated balance sheets.

Management believes that it has adequately provided for any adjustments that may result from tax examinations. However, the outcome of tax audits cannot be predicted with certainty. Should any issues addressed in our tax audits be resolved in a manner not consistent with management's expectations, we could be required to adjust its provision for income tax in the period such resolution occurs. Although timing of the resolution and/or closure of audits is highly uncertain, we do not believe it is reasonably possible that our unrecognized tax benefits would materially change in the next 12 months.

A reconciliation of the change in gross unrecognized tax benefits, excluding interest and penalties, is as follows (in thousands):

Balance, September 29, 2007	$40,116
Tax positions related to current year:	
Additions	1,349
Reductions	—
Tax positions related to prior year:	
Additions	4,214
Reductions	(468)
Settlements	—
Lapses in statutes of limitations	—
Reductions	—
Balance, September 27, 2008	$45,211

A summary of the fiscal tax years that remain subject to examination, as of September 27, 2008, for our major tax jurisdictions is:

United States—Federal	1999—forward
United States—Various States	1999—forward
Netherlands	2005—forward
Germany	1999—forward
Japan	2004—forward
United Kingdom	2002—forward

The "Emergency Economic Stabilization Act of 2008," which contains the "Tax Extenders and Alternative Minimum Tax Relief Act of 2008", was enacted on October 3, 2008. Under the Act, the federal R&D credit was retroactively extended for amounts paid or incurred after December 31, 2007 and before January 1, 2010. The effects of the change in the tax law will be recognized in our first quarter of FY 2009, which is the quarter in which the law was enacted. In addition to the federal legislation, California Assembly Bill 1452 was enacted on September 30, 2008. This legislation limits the California R&D credit to 50% of the California tax liability for tax years beginning on or after January 1, 2008 and before January 1, 2010. We are currently in the process of analyzing the impact of both of these new laws.

16. SEGMENT AND GEOGRAPHIC INFORMATION

We are organized into two reportable operating segments: Commercial Lasers and Components ("CLC") and Specialty Lasers and Systems ("SLS"). CLC focuses on higher volume products that are offered in set configurations. The product architectures are designed for easy exchange at the point of use such that product service and repairs are based upon advanced replacement and depot (i.e., factory) repair. CLC's primary markets include OEM components and instrumentation and materials processing. SLS develops and manufacturers configurable, advanced-performance products largely serving the microelectronics and scientific research markets. The size and complexity of many of our SLS products require service to be performed at the customer site by factory-trained field service engineers.

We have identified CLC and SLS as operating segments for which discrete financial information was available. Both units have engineering, marketing, product business management and product line management. A small portion of our outside revenue is attributable to projects and recently developed products for which a segment has not yet been determined. The associated direct and indirect costs are presented in the category of Corporate and other, along with other corporate costs as described below.

Pursuant to SFAS 131, "Disclosures about Segments of an Enterprise and Related Information", our Chief Executive Officer has been identified as the chief operating decision maker (CODM) as he assesses the performance of the segments and decides how to allocate resources to the segments. Income (loss) from operations is the measure of profit and loss that our CODM uses to assess performance and make decisions. Assets are not a measure used to assess the performance of the company by the CODM; therefore we do not report assets by segment internally or in our disclosures. Income (loss) from operations represents the sales less the cost of sales and direct operating expenses incurred within the operating segments as well as allocated expenses such as shared sales and manufacturing costs. We do not allocate to our operating segments certain operating expenses, which we manage separately at the corporate level. These unallocated costs include stock-based compensation, corporate functions (certain research and development, management, finance, legal and human resources) and are included in the results below under Corporate and Other in the reconciliation of operating results. Management does not consider unallocated Corporate and Other costs in its measurement of segment performance.

The following table provides sales and income from operations for our operating segments (in thousands):

	Fiscal		
	2008	**2007**	**2006**
Net sales:			
Commercial Lasers and Components	**$285,239**	$290,017	$272,068
Specialty Laser Systems	**313,923**	309,467	311,058
Corporate and other	**100**	1,669	1,526
Total net sales	**$599,262**	$601,153	$584,652
Income from operations:			
Commercial Lasers and Components	**$21,641**	$17,015	$33,298
Specialty Laser Systems	**43,927**	39,479	51,832
Corporate and other	**(42,976)**	(45,373)	(50,464)
Total income from operations:	**$22,592**	$11,121	$34,666

The following table provides a reconciliation of our total income from operations to net income (in thousands):

	Fiscal		
Reconciliation of Income From Operations to Net Income	**2008**	**2007**	**2006**
Total income from operations:	**$22,592**	$11,121	$34,666
Total other income, net	**14,695**	17,802	11,515
Income before income taxes	**37,287**	28,923	46,181
Provision for income taxes	**13,884**	12,972	787
Net Income	**$23,403**	$15,951	$45,394

Geographic Information

Our foreign operations consist primarily of manufacturing facilities in Europe and sales offices in Europe and Asia-Pacific. Sales, marketing and customer service activities are conducted through sales subsidiaries throughout the world. Geographic sales information for fiscal 2008, 2007 and 2006 is based on the location of the end customer. Geographic long-lived asset information presented below is based on the physical location of the assets at the end of each year.

Sales to unaffiliated customers are as follows (in thousands):

	Fiscal		
SALES	2008	2007	2006
United States	**$194,349**	$192,540	$185,430
Foreign countries:			
Japan	**128,056**	131,471	143,584
Germany	**106,642**	92,872	96,447
Europe, other	**62,623**	81,028	79,679
Asia-Pacific, other	**66,905**	66,744	46,301
Rest of World	**40,687**	36,498	33,211
Total foreign countries sales	**404,913**	408,613	399,222
Total sales	**$599,262**	$601,153	$584,652

Long-lived assets, which include all non-current assets other than goodwill, intangibles and deferred taxes, by geographic region, are as follows (in thousands):

	Fiscal Year-end	
LONG-LIVED ASSETS	2008	2007
United States	**$85,481**	$88,392
Foreign countries:		
Germany	**33,691**	33,732
Europe, other	**10,750**	13,585
Asia-Pacific	**2,093**	2,187
Total foreign countries long-lived assets	**46,534**	49,504
Total long-lived assets	**$132,015**	$137,896

For fiscal 2008, 2007 and 2006, no one customer accounted for 10% or more of total net sales.

QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly financial data for the years ended September 27, 2008 and September 29, 2007 are as follows (in thousands, except per share amounts):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Fiscal 2008:				
Net sales	$144,296	$155,942	$157,024	$142,000
Gross profit	60,494	67,124	69,259	55,029
Net income	4,729(1)	6,125(2)	8,402(3)	4,147(4)
Net income per basic share	$0.15	$0.20	$0.36	$0.18
Net income per diluted share	$0.15	$0.19	$0.35	$0.17
Fiscal 2007:				
Net sales	$147,509	$152,116	$142,608	$158,920
Gross profit	61,974	64,470	57,138	66,426
Net income (loss)	10,758(5)	7,282(6)	(763)(7)	(1,326)(8)
Net income (loss) per basic share	$0.34	$0.23	$(0.02)	$(0.04)
Net income (loss) per diluted share	$0.33	$0.23	$(0.02)	$(0.04)

(1) The first quarter of fiscal 2008 includes $1,933 of after tax stock-related compensation expense and $2,849 of after tax expense related to litigation and our restatement of financial statements resulting from our internal stock option investigation.

(2) The second quarter of fiscal 2008 includes $3,734 of after tax stock-related compensation expense, $1,528 of after tax expense related to litigation and our restatement of financial statements resulting from our internal stock option investigation and a tax charge of $1,394 in connection with a dividend from one of our European subsidiaries.

(3) The third quarter of fiscal 2008 includes $2,031 of after tax stock-related compensation expense, $1,374 of after tax restructuring costs primarily related to the exit of our Auburn, California facility and $935 of after tax expense related to litigation resulting from our internal stock option investigation.

(4) The fourth quarter of fiscal 2008 includes $1,308 of after tax stock-related compensation expense, $2,566 of after tax restructuring costs primarily related to the exit of our Auburn, California facility, the consolidation of our German DPSS manufacturing into one location in Germany and headcount reductions due to the evolving global economic situation and $184 of after tax expense related to litigation resulting from our internal stock option investigation.

(5) The first quarter of fiscal 2007 includes $2,191 after-tax stock-based compensation expense, $1,026 of after-tax costs related to our internal stock option investigation and a $2,147 tax benefit due to reinstatement of the research and development tax credit.

(6) The second quarter of fiscal 2007 includes $2,567 of after-tax costs related to our internal stock option investigation and litigation and $2,483 after-tax stock-based compensation expense.

(7) The third quarter of fiscal 2007 includes an after-tax in-process research and development (IPR&D) charge of $2,200 associated with the purchase of Nuvonyx, $1,775 of after-tax costs related to our internal stock option investigation and litigation and $1,558 after-tax stock-based compensation expense.

(8) The fourth quarter of fiscal 2007 includes a loss of $12,569 on the sale of our Auburn campus in Auburn, California, a $2,614 after-tax charge to write off unamortized capitalized deferred issuance costs associated with our convertible subordinated notes, $1,677 of after-tax costs related to our internal stock option investigation and litigation, $938 after-tax stock-based compensation expense, a capital gain of $3,566 on the sale of our Condensa building in Santa Clara, California and a $681 after-tax gain on the sales of substantially all of the net assets of our Coherent Imaging Optics Limited (CIOL) subsidiary.

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COHERENT.

Directors and Executive Officers of Coherent, Inc.

BOARD OF DIRECTORS

Garry W. Rogerson, Ph.D.
Chairman of the Board, Coherent, Inc.;
President and Chief Executive Officer
Varian, Inc.

John R. Ambroseo, Ph.D.
President and Chief Executive Officer
Coherent, Inc.

John H. Hart
Chief Technical Officer and
Senior Vice President (retired)
3Com Corporation

Susan James
Consultant to Ernst & Young
Partner (retired) and
Former Americas Executive Board Member
Ernst & Young

Clifford Press
Managing Member
Oliver Press Partners LLC

Lawrence Tomlinson
Senior Vice President and
Treasurer (retired)
Hewlett-Packard Company

Sandeep Vij
Vice President of Strategic Markets
and Business Development
Cavium Networks

EXECUTIVE OFFICERS

John R. Ambroseo, Ph.D.
President and Chief Executive Officer
Coherent, Inc.

Helene Simonet
Executive Vice President and
Chief Financial Officer
Coherent, Inc.

Luis Spinelli
Executive Vice President and
Chief Technology Officer
Coherent, Inc.

Bret DiMarco
Executive Vice President,
General Counsel and Corporate Secretary
Coherent, Inc.

Independent Registered Public Accounting Firm
Deloitte & Touche, LLP
San Jose, CA

SEC Form 10-K and 10K/A
Forms 10-K and 10K/A were filed with the Securities and Exchange Commission on November 25, 2008 and January 26, 2009, respectively for the 2008 fiscal year. Copies will be made available without charge upon request.

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COHERENT®

Coherent, Inc.
5100 Patrick Henry Drive
Santa Clara, CA 95054

Printed in the U.S.A. MC-003-09-15K0209

COHERENT.

Investor Relations

Coherent, Inc.
Investor Relations
P.O. Box 54980
Santa Clara, CA 95056-0980
Telephone: (408) 764-4110
Fax: (408) 970-9998
http://www.coherent.com

Financial Information
Coherent invites security analysts and representatives of portfolio management firms to contact:

Helene Simonet
Executive Vice President and
Chief Financial Officer
Coherent, Inc.
Telephone: (408) 764-4110

Please send change of address and other correspondence to the transfer agent:

American Stock Transfer & Trust Company, LLC
59 Maiden Lane
New York, NY 10038
Telephone: (800) 937-5449
dansbro@amstock.com
http://www.amstock.com

Annual meeting of shareholders will held on March 11, 2009 at 1:00 pm.

Stock Symbol
Common Stock is traded on NASDAQ under the symbol **COHR**

Coherent, Inc. is an equal opportunity employer, M/F/H/V